Electronic Arts

Notice of
2024
Annual Meeting and
Proxy Statement



Our Purpose and Beliefs

At EA, our Purpose and Beliefs are the foundations of our shared culture. Our Purpose and Beliefs motivate us. Unite us. Inspire us.



CREATIVITY

Striving to bring imagination, original ideas, and excitement to everything we do.



PIONEERING

Acting with the curiosity and courage that it takes to experiment, innovate and lead.



PASSION

We are at our best when we pursue what we love, and have fun doing it.



DETERMINATION

Bringing focus, drive and conviction to our actions. Thriving on the journey and being motivated to achieve excellence.



LEARNING

Listening, having humility and being open to new ways of thinking, and looking with a lens of inclusion. Challenging ourselves to grow and change as a company.



TEAMWORK

Committed to each other, and to the accountability and integrity it takes to be a successful diverse team.



Letter from our CEO and Board Chair

Looking over the past year, I am inspired by how our teams continue to create and deliver more innovative content and deeper experiences than ever. We delivered award-winning games and services to our players that entertained and connected hundreds of millions of players around the globe. Amidst a changing industry environment, we continue to execute against our core strategies of entertaining and engaging massive online communities, telling blockbuster stories and harnessing the power of community in and around our games to capture our biggest opportunities and deliver long-term value. We believe that we are well-positioned for continued growth and impact in the years ahead.

FISCAL 2024 HIGHLIGHTS

As we've demonstrated several times in the past by building some of the world's largest franchises, when EA rallies behind a shared goal, we deliver more creativity and cutting-edge experiences for players. The most recent example of this is the incredible launch of EA SPORTS FC, a multi-platform experience and profound moment for our players, teams and partners. Across our portfolio, we continued to deliver for our players, launching eleven new releases, including eight EA SPORTS titles, while providing over 600 content updates.

Fiscal year 2024 proved to be a highly dynamic market, where consumer attention and spend increasingly consolidated in top franchises. For a company that has some of the biggest IP in the world, this trend presents an incredible opportunity to evolve as an industry leader. Against that backdrop, we refocused our long-term strategy while delivering earnings growth and record operating cash flow.

FOCUS ON IMPACT

We are inspired to pay forward our passion and creativity in service of one another and the communities in which we live, work, and play. Through conversation, connection, and learning, we work to create an inclusive and healthy culture. We have made great strides in creating experiences where all people are welcomed, safe and included. Our social impact programs continue to invest in local communities, including through our FC Futures program which delivered over 12,000 footballs to grassroots clubs, coaches and children. And, we have advanced our environmental sustainability programs and practices. This year, we announced commitments to be carbon neutral for operations by 2027 and to become a net zero enterprise in alignment with the historic Paris Agreement. We've already made strides towards these goals, achieving carbon neutrality for our North America operational emissions.

OUR BOARD OF DIRECTORS

The composition of our Board reflects a diversity of expertise, industry experience and backgrounds across competencies that are critical to the oversight of our long-term strategy, including digital commerce, sports & entertainment, the application of emerging technology and risk management. We maintain a thoughtful director selection process to build a Board with the right mix of skills and perspectives to guide and oversee our strategic plan. Our director identification process is ongoing as we continually seek highly qualified candidates, focusing on areas where additional breadth and depth can support our Board's current skill-set as we build for the future of interactive entertainment.

OUR NEXT STEPS

This is an exciting time for Electronic Arts. We are leading the future of entertainment in a dynamic industry. There are billions of players around the world and this number is expected to increase as younger generations are choosing gaming as their number one form of entertainment – generating incredible opportunities for us to engage and deliver new experiences. With cultural and generational trends continuing to expand the definition of entertainment, players and fans are increasingly looking to us to deliver the entertainment they want today and tomorrow: bigger, bolder, more connected experiences where they can play, watch, create, and connect like never before.

Our teams are the best in the business, delivering awesome gameplay, innovation, and unmatched authenticity. We're proud of our performance in service of our stockholders, employees, players, and communities. Our business remains strong, and I could not be more excited about our future as we bring more amazing games and experiences to more people around the world. We thank you for your investment in Electronic Arts, as we write the next great chapter of our story together.

Sincerely,

ANDREW WILSON
Chief Executive Officer and Board Chair



Notice of Annual Meeting of Stockholders

 **Date and Time**
August 1, 2024 (Thursday)
2:00 pm (Pacific)

 **Location**
Virtually at **www.virtualshareholder meeting.com/EA2024**

 **Who Can Vote**
Stockholders as of June 6, 2024 are entitled to vote.

Voting Items

PROPOSALS

1

To elect the eight nominees listed in the Proxy Statement to the Board of Directors to hold office for a one-year term.

✓ **"FOR"** each director nominee

Page **62**

2

To conduct an advisory vote to approve named executive officer compensation.

✓ **"FOR"**

Page **63**

3

To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2025.

✓ **"FOR"**

Page **64**

4

To approve our Amended and Restated 2019 Equity Incentive Plan.

✓ **"FOR"**

Page **65**

Stockholders will also act on any other matters that may properly come before the meeting. Any action on the items of business described above may be considered at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

This year, we will hold the Annual Meeting virtually. There will not be a physical location for the Annual Meeting to attend the Annual Meeting in person. We believe that holding our Annual Meeting virtually allows for a broader audience that ensures an equitable viewing and participation experience for all stockholders, regardless of geographic location.

For more information on how to attend the Annual Meeting, please see page 72 of this Proxy Statement.

Your vote is important. You do not need to attend the Annual Meeting to vote if you have submitted your proxy in advance of the meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible so that your shares may be represented at the Annual Meeting. In the event of a technical malfunction or situation that makes it advisable to adjourn the Annual Meeting, the chair will convene the meeting at 2:30 p.m. Pacific Time on August 1, 2024 at the Company's principal business address solely for the purpose of adjourning the meeting to reconvene at a date, time and location announced by the meeting chair. If this happens, more information will be provided at **https://ir.ea.com.**

By Order of the Board of Directors,

JACOB J. SCHATZ
EVP of Global Affairs, Chief Legal Officer and Corporate Secretary

How to Vote

 **Online Before the Meeting**

Visit **www.proxyvote.com** and follow the instructions provided in the Notice.

 **Telephone**

Follow the instructions provided on your proxy card or voting instruction card.

 **Mail**

Submit your proxy by mail by signing your proxy card, and mail it in the enclosed, postage-paid-envelope.

 **Online at the Meeting**

Attend the Annual Meeting virtually at **www.virtualshareholdermeeting.com/ EA2024** and follow the instructions on the website.

Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting to Be Held on August 1, 2024.

Please note that this Proxy Statement, as well as our Annual Report on Form 10-K (the "Annual Report") for the fiscal year ended March 31, 2024, is available at **http://ir.ea.com**.

Table of Contents

In this Proxy Statement, we make forward-looking statements regarding future events or the future financial performance of the Company. We use words such as "anticipate," "believe," "expect," "intend," "estimate," "plan," "predict," "seek," "goal," "will," "may," "likely," "should," "could," "continue," "potential" (and the negative of any of these terms), "future" and similar expressions to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, trends in our business, projections of markets relevant to our business, our corporate responsibility initiatives (including environmental, social and impact matters), uncertain events and assumptions and other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are aspirational, are not guarantees of future performance and reflect management's current expectations. Statements regarding our corporate responsibility initiatives may also be based on standards for measuring progress that are still developing, internal controls that are evolving, and on assumptions that are subject to change in the future; in the context of this disclosure, they may also not be considered material for purposes of reporting with the Securities and Exchange Commission. Our actual results could differ materially from those discussed in the forward-looking statements. Please refer to the Annual Report for a discussion of important factors that could cause actual events or actual results to differ materially from those discussed in this Proxy Statement. These forward-looking statements speak only as of the date of this Proxy Statement; we assume no obligation to revise or update any forward-looking statement for any reason, except as required by law.

Proxy Highlights

This summary highlights information contained in this Proxy Statement, and it is qualified in its entirety by the remainder of this Proxy Statement. **You are encouraged to read the entire Proxy Statement carefully before voting**. In this Proxy Statement, the terms "Electronic Arts", "EA," "we," "our" and "the Company" refer to Electronic Arts Inc. This Proxy Statement was first distributed and made available via the Internet to stockholders on or about June 14, 2024, along with the Electronic Arts Inc. Notice of 2024 Annual Meeting of Stockholders, Annual Report and form of proxy.

2024 Board Nominees

The following table provides summary information about our director nominees, each of whom is a current director of the Company.

Name	Principal Occupation	Director Since	Independent	Committee Memberships
Mr. Kofi A. Bruce	Chief Financial Officer, General Mills, Inc.	2021	✓	A (Chair)
Ms. Rachel A. Gonzalez	General Counsel, GE Vernova Inc.	2021	✓	NG, C
Mr. Jeffrey T. Huber	Founder & Managing Partner, Triatomic Capital; Former CEO & Vice Chairman, GRAIL, Inc.	2009	✓	A
Ms. Talbott Roche	President and Chief Executive Officer, Blackhawk Network Holdings, Inc.	2016	✓	C (Chair)
Mr. Richard A. Simonson	Managing Partner, Specie Mesa L.L.C.; Former Chief Financial Officer, Sabre Corporation	2006	✓	A
Mr. Luis A. Ubiñas (Lead Independent Director*)	Former President, Ford Foundation, Former Senior Partner, McKinsey & Company	2010	✓	NG (Chair)
Ms. Heidi J. Ueberroth	President, Globicon	2017	✓	C
Mr. Andrew Wilson (Chair)	Chief Executive Officer, Electronic Arts Inc.	2013		

* Elected by independent directors.

A: Audit Committee   **C:** Compensation Committee   **NG:** Nominating and Governance Committee

Board Diversity and Refreshment

The Board of Directors routinely assesses its composition and believes that complementary and diverse perspectives, through business experience, tenure, diversity of gender, ethnicity, culture and other factors, contribute to the Board of Directors' effectiveness as a whole and drive stockholder value. When assessing potential new directors, the Nominating and Governance Committee considers the skills, background and experience of each candidate to evaluate the candidate's ability to contribute diverse perspectives to the Board of Directors and oversee EA's long-term strategy. The primary consideration is to identify candidates who will best fulfill the Board of Directors' and the Company's needs at the time of the search. Therefore, the Nominating and Governance Committee does not believe it is appropriate to either nominate or exclude from nomination an individual solely based on gender, ethnicity, race, age, or similar factors. The Nominating and Governance Committee and the Board of Directors are committed to actively seeking highly qualified women and individuals from underrepresented communities to include in the pool of potential new directors.

Director Nominee Age	**Director Nominee Tenure**	**Director Nominee Diversity**
Median Age – 56 years old Average Age – 57 years old	Median Tenure – 9.4 years Average Tenure – 9.7 years	3 female: Ms. Gonzalez, Ms. Ueberroth, and Ms. Roche 2 Hispanic/Latino: Ms. Gonzalez and Mr. Ubiñas 1 African American: Mr. Bruce



- ■ 55 or younger - 50%
- ■ 56 – 65 years old – 50%
- ■ 66 or older – 0



- ■ 5 or fewer years - 37.5%
- ■ 6 – 10 years - 25%
- ■ 10+ years – 37.5%



- ■ Diverse - 63%

Board Diversity Matrix (As of June 6, 2024)*

	Female	Male
Board Size		
Total Number of Directors	8	
Part I: Gender Identity		
Directors	3	5
Part II: Demographic Background*		
African American or Black	–	1
Hispanic or Latinx	1	1
White	2	3

* To see our Board Diversity Matrix as of June 23, 2023, please see the proxy statement filed with the SEC on June 23, 2023.

Corporate Governance Highlights and Report

Board Independence

Independent director nominees	7 of 8
Independent Lead Director	Luis A. Ubiñas
100% Independent Board committees	Yes
Conflict of Interest Policy	Yes

Director Elections

Frequency of Board elections	All directors elected annually
Voting standard for uncontested elections	Majority of votes cast
Stockholder proxy access	Yes

Board Operations

Number of incumbent directors that attended at least 75% of all applicable meetings last year	8 of 8
Board evaluations	Annual
Committee evaluations	Annual
Director stock ownership requirement	Yes, 5x annual retainer
Code of Conduct applies to all Board members	Yes

Stockholder Rights

Voting rights for all shares	One share, one vote
Voting rights restrictions (e.g., non-voting shares, golden shares)	None
Poison pill	No
Supermajority voting provisions	None
Right to call special meetings	Yes, 15% threshold
Stockholder Action by Written Consent	Yes, 25% threshold
Stockholder access to directors and officers during annual stockholders' meeting	Yes
Robust stockholder engagement practices	Yes

Engagement with Stockholders

EA maintains a robust, year-round stockholder engagement program that allows us to solicit feedback from our stockholders on a variety of topics to help inform the Board's decision-making process. During fiscal year 2024 in advance of our Annual Meeting, we offered meetings with a total of 28 stockholders, which collectively hold approximately 61% of our outstanding stock. We held engagement meetings with every stockholder who accepted, totaling 17 meetings, with stockholders representing approximately 50% of our outstanding stock. The Chair of our Compensation Committee participated in select discussions. During these meetings, we previewed and discussed various topics, including our executive compensation program, governance and ESG issues. These discussions provide the Board and management with invaluable perspectives, insights and feedback. We look forward to our continued dialogues with our stockholders.

Leading up to 2024 Annual Meeting

Offered Meetings	**Engaged in Discussions**
Total of 28 Stockholders	**~50%**
representing 61% of our outstanding common stock	of our outstanding common stock

What we discussed	**Executive Compensation**	**Governance**	**Environmental and Social Matters**
	■ Feedback on our Compensation programs, including Annual Bonus Program and PRSU Program, and potential go-forward changes under consideration	■ Board refreshment and skills ■ Board oversight ■ Cybersecurity and AI	■ Our culture and our talent ■ Environmental sustainability progress

Environmental, Social and Governance ("ESG") Focus



EA is committed to positive impact in our world, and we continue to make progress on our initiatives supporting our players, our communities, our planet, and our company. ESG matters are overseen by our Board of Directors, with specific responsibilities assigned to each of the Board Committees. See page 17 for more information about Board and Committee oversight of ESG.

In September 2023, we published our fourth annual Impact Report, detailing our commitments and progress in environmental, social and governance areas that are of interest to our stakeholders. Our disclosures are created with reference to the Sustainability Accounting Solutions Board (SASB) Materiality Map and the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD). We also align our programs and practices with select United Nations Sustainable Development Goals (SDGs), and initiated reporting of our environmental sustainability efforts to the Carbon Disclosure Project (CDP).

America's Best Midsize Employers	**Most Admired Companies**	**Top 100 Most Sustainable Companies**
Forbes – 2024	Fortune – 2024	Barrons - 2024

Board of Directors and Corporate Governance

Board Nominees and Structure

Each of the following director nominees has been nominated for re-election at the Annual Meeting. As set forth below, we believe each of these director nominees brings a valuable and unique perspective to the Board of Directors and has the necessary experience, skills and attributes to serve on the Board of Directors and contribute to its overall effectiveness. The Board of Directors has concluded that each is qualified to serve as a director based on the experiences, qualifications and attributes set forth below.



Kofi A. Bruce 53 `Independent`

Chief Financial Officer, General Mills, Inc.

Director since: 2021

Board Committees:	Other Public Company Directorships:	Public Company Directorships in Past 5 Years:	Diversity:
Audit (Chair)	None	None	Identifies as African American

Background and Affiliations:

- Chief Financial Officer, General Mills, Inc., a global manufacturer and marketer of branded consumer foods, 2020-present
- Vice President, Finance (2014-2020) and Corporate Controller (2017-2019), General Mills, Inc.

Education:

- B.A. in International Relations, Stanford University
- M.B.A., University of Michigan School of Business (Ross)

Key Qualifications:

Mr. Bruce brings to the Board of Directors skills related to financial strategy, risk management and senior leadership from his experience as a current public company Chief Financial Officer. Prior to his appointment as Chief Financial Officer, Mr. Bruce had a 20-year career in finance leadership roles, including Treasury, Accounting and Controllership functions at public companies. In present and prior roles, he gained significant experience overseeing financial statement preparation, capital allocation strategies, and the relationship with internal and external audit functions. These experiences provide Mr. Bruce with critical skills and experiences central to his role as Chair of the Audit Committee. In addition, Mr. Bruce brings to the Board of Directors his skills and experience with operational strategies and risk management associated with consumer-facing businesses with global operations.



Rachel A. Gonzalez 54 `Independent`

General Counsel of GE Vernova Inc.

Director since: 2021

Board Committees:	Other Public Company Directorships:	Public Company Directorships in Past 5 Years:	Diversity:
Nominating and Governance Compensation	None	Sabre Corporation Vacasa, Inc. Dana Incorporated	Identifies as Female and Hispanic/Latina

Background and Affiliations:

- General Counsel of GE Vernova Inc., a global energy company, April 2023-present
- EVP, General Counsel and Corporate Secretary of Starbucks Corporation, a global coffeehouse chain, April 2018-April 2022
- EVP, Chief Administrative Officer and Corporate Secretary of Sabre Corporation, a global travel technology company, May 2017-April 2018

Education:

- B.S. degree in Comparative Literature, University of California, Berkeley
- JD, Boalt Hall School of Law at the University of California, Berkeley

Key Qualifications:

Ms. Gonzalez's significant operational, regulatory and management experience as General Counsel and Corporate Secretary at GE Vernova, Starbucks and Sabre, as well as during her time as a partner in the corporate group of Morgan, Lewis & Bockius, provides in-depth skills, experience and perspective with respect to public company corporate governance, risk management, compensation practices, and ESG matters, as well as responding to evolving stockholder and other stakeholder expectations. In addition, Ms. Gonzalez's experience at consumer-facing businesses with strong digital marketing and international operations provide valuable insight to the Board of Directors and management as they execute the Company's growth strategies.



Jeffrey T. Huber 56 `Independent`

Founder & Managing Partner, Triatomic Capital

Director since: 2009

Board Committees:	Other Public Company Directorships:	Public Company Directorships in Past 5 Years:
Audit	Upstart, Inc. Zapata Computing, Inc.	None

Background and Affiliations:

- Founder and Managing Partner of Triatomic Capital, an investment and advisory firm, January 2022–present.
- Founding CEO and Vice Chairman of GRAIL, Inc., a life sciences company, 2016-2021
- Former Senior Vice President, Alphabet Inc., 2003-2016
- Former Vice President of Architecture and Systems Development, eBay

Education:

- B.S. degree in Computer Engineering, University of Illinois
- Master's degree, Harvard University

Key Qualifications:

Mr. Huber's experience as the founding CEO and Vice Chairman of GRAIL, Inc., as well as his experiences at Alphabet and eBay, bring extensive operational and senior leadership skills associated with the application of rapidly changing technology, including with respect to cybersecurity risk management. In addition, Mr. Huber's experience at Alphabet and eBay provide relevant background and experience, including risk management experience, with respect to consumer online companies that deploy large-scale technological infrastructure. Mr. Huber's experience in his current role as managing partner role at Triatomic Capital provides the Board with skills associated with capital allocation and the evaluation of investment opportunities.



Talbott Roche 57 Independent

Director since: 2016

President and Chief Executive Officer, Blackhawk Network Holdings, Inc.

Board Committees:	Other Public Company Directorships:	Public Company Directorships in Past 5 Years:	Diversity:
Compensation (Chair)	None	None	Identifies as Female

Background and Affiliations:

- President (2010-present) and Chief Executive Officer (2016-present), Blackhawk Network Holdings, Inc., a leading prepaid payment network
- Former Branding Consultant and Director, New Business Development, Landor Associates
- Director, Blackhawk Network Holdings, Inc. (currently private)

Education:

- B.A. in Economics, Stanford University

Key Qualifications:

Ms. Roche brings to the Board of Directors extensive operational and senior leadership experience as well as significant experience in corporate governance, risk management, compensation program design, and investor engagement as the Chief Executive Officer of a global organization, including during Blackhawk Network Holdings' time as a public company. In addition, Ms. Roche's understanding and experience with digital commerce, marketing and consumer trends provide the Board of Directors with valuable perspective. Throughout Ms. Roche's career, she has been deeply involved in human capital management and leadership development which provides our Board with insight into executive succession planning, cultural oversight, and inclusion and diversity programs.



Richard A. Simonson 65 Independent

Director since: 2006

Managing Partner, Specie Mesa L.L.C.;
Former Chief Financial Officer, Sabre Corporation

Board Committees:	Other Public Company Directorships:	Public Company Directorships in Past 5 Years:
Audit	Couchbase, Inc. Evercommerce, Inc.	None

Background and Affiliations:

- Managing Partner, Specie Mesa L.L.C., an investment and advisory firm, 2018-present
- Former Chief Financial Officer (2013-2018) and Senior Adviser (2018-2019), Sabre Corporation, a global travel technology company
- Former Chief Financial Officer, Nokia Corporation
- Former Chief Financial Officer, Rearden Commerce

Education:

- B.S. degree, Colorado School of Mines
- M.B.A., Wharton School of Business, University of Pennsylvania

Key Qualifications:

Mr. Simonson's experience as a Chief Financial Officer at three public companies provides extensive skills related to financial strategy and capital allocation, risk management, financial statement preparation, and oversight of tax, treasury and other finance-related organizations. Mr. Simonson's CFO experiences also provide the Board with insights related to the strategic and operational challenges of leading global companies. As an experienced director, and current Audit Committee Chair at two public companies, Mr. Simonson has extensive experience with corporate governance issues and trends and evolving stakeholder expectations, as well as significant experience overseeing internal and external audit functions. Mr. Simonson's current role as managing partner role at Specie Mesa L.L.C. provides skills associated with capital allocation and the evaluation of investment opportunities.



Luis A. Ubiñas (Lead Director) 61   `Independent`

Director since: 2010

Former President, Ford Foundation, Former Senior Partner, McKinsey & Company

Board Committees:	Other Public Company Directorships:	Other Trusteeships:	Public Company Directorships in Past 5 Years:	Diversity:
Nominating and Governance (Chair)	AT&T Inc. Tanger Factory Outlet Centers Inc.	Mercer Funds	Boston Private Financial Holdings, Inc. FirstMark Horizon Acquisition Corp. (SPAC)	Identifies as Hispanic/Latino

Background and Affiliations:

- Former President, Ford Foundation
- Former Senior Partner, McKinsey & Company
- Fellow of the American Academy of Arts and Sciences (non-profit)
- Member of the Council on Foreign Relations

Education:

- B.A. degree, Harvard College
- M.B.A., Harvard Business School

Key Qualifications:

Mr. Ubiñas has extensive skills in business management, operations, governance, digital commerce, compensation program design and board functions from his work as an experienced board member, investor and advisor at companies across sectors. In addition, through his prior experience as a Senior Partner at McKinsey & Company, he has worked with technology, telecommunications and media companies in understanding the challenges and opportunities presented by digital distribution platforms and applications. Mr. Ubiñas' experience as President of the Ford Foundation provides unique insight, strategic direction and oversight of the Company's ESG efforts, including the Company's inclusion and diversity practices and programs, as well as its social impact efforts.



Heidi J. Ueberroth 58   `Independent`

Director since: 2017

President, Globicon

Board Committees:	Other Public Company Directorships:	Public Company Directorships in Past 5 Years:	Diversity:
Compensation	None	Stillwater Growth Corp. (SPAC)	Identifies as Female

Background and Affiliations:

- President, Globicon, a private investment and advisory firm focused on the media, sports, entertainment and hospitality industries, 2016–present
- Chair, Pebble Beach Company (private)
- Former President, NBA International
- Former President, Global Marketing Partnerships and International Business Operations, NBA

Education:

- B.A. degree, Vanderbilt University

Key Qualifications:

Ms. Ueberroth has extensive operational and management experience in the sports, media and entertainment industries, including with respect to developing consumer products and services in international and emerging markets. During her 19-year career with the NBA, she oversaw the league's international expansion and brings deep knowledge of television and digital media distribution, marketing and branding and strategic direction of a global company. Her active role as the chairman of the Pebble Beach Company and her past and present board service bring skills and experience with respect to consumer trends, the adoption of new technology, compensation program design, risk management, investor engagement and ESG initiatives.



Andrew Wilson (Chair) 49

Chief Executive Officer, Electronic Arts Inc.

Director since: 2013

Board Committees:	Other Public Company Directorships:	Public Company Directorships in Past 5 Years:
None	None	Intel Corporation

Background and Affiliations:

- Chief Executive Officer, Electronic Arts Inc., 2013-present
- Chair of the Board, World Surf League (private)
- Board of Trustees, Paley Center for Media (non-profit)

Key Qualifications:

Mr. Wilson has served as the Company's Board Chair since 2021, Chief Executive Officer since September 2013 and has been employed by EA in several roles since 2000. Mr. Wilson's career at the Company provides the Board with extensive skills and experiences related to consumer trends, particularly within the gaming, sports and entertainment industries, the adoption of new technology, digital commerce, risk management and human capital management. A tenured executive with previous public company board service, Mr. Wilson has significant skills related to senior leadership, executive succession planning, investor engagement and corporate governance. Mr. Wilson has extensive experience and knowledge of the Company and the industry, and the Board believes it is crucial to have the perspective of the Company's Chief Executive Officer represented on the Board of Directors to provide direct insight into the Company's day-to-day operations and strategic vision.

Consideration of Director Nominees

In evaluating director nominees to recommend to the Board of Directors, the Nominating and Governance Committee considers the characteristics and the needs of the Board of Directors as a whole at that time and complementary skills that enhance the oversight of EA's long-term strategy, including the traits discussion on page 5 of this Proxy Statement under the heading *"Board Diversity and Refreshment"*. While the specific needs of the Board of Directors may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- The highest level of personal and professional ethics and integrity, including a commitment to EA's purpose and beliefs;
- Practical wisdom and mature judgment;
- Broad training and significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest, sustainability, digital commerce or other disciplines relevant to EA's long-term success;
- The ability to gain an in-depth understanding of EA's business; and
- A willingness to represent the best interests of all EA stockholders and objectively appraise management performance.

The Nominating and Governance Committee will evaluate candidates proposed by our stockholders under similar criteria, except that it also may consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. A stockholder who wishes to suggest a candidate for the committee's consideration should send the candidate's name and qualifications to our Corporate Secretary.

The Nominating and Governance Committee evaluates each director's various time commitments annually, including their primary occupation, service on other public company boards and board committees, leadership positions on other boards, as well as service with private company boards and non-profit organizations. Following its review, the Nominating and Governance Committee has determined that, in its view, no director currently has time commitments that has prevented them or would prevent them from properly discharging their duties as directors on EA's Board of Directors.

Director Independence

Our Board of Directors has determined that each of our non-employee directors qualifies as an "independent director" as that term is used in the Nasdaq Stock Market Rules and that each member of our standing committees is independent in accordance with those standards. Mr. Wilson, our CEO, does not qualify as independent. The Nasdaq Stock Market Rules have both objective tests and a subjective test for determining independence. The Board of Directors has not established categorical standards or guidelines to make these subjective determinations but considers all relevant facts and circumstances.

In addition to the Board-level standards for director independence, the directors who serve on the Nominating and Governance, Audit and Compensation Committees each satisfy requirements established by the Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market to qualify as "independent" for the purposes of membership on those committees.

Board Structure and Operations

Board Meetings

In fiscal year 2024, the Board of Directors met five times. At regularly scheduled meetings, the independent members of the Board of Directors meet in executive session separately without management present.

DIRECTOR ATTENDANCE AT ANNUAL MEETING

Our directors are expected to make every effort to attend the Annual Meeting. All of the eight directors who were elected at the 2023 annual meeting attended the 2023 annual meeting.

Board of Directors Leadership Structure

The Board of Directors regularly evaluates its leadership structure and discusses Board leadership with stockholders. The Board of Directors believes that Mr. Wilson serving as Chair and Mr. Ubiñas serving as Lead Independent Director is the appropriate leadership structure for the Company. A strong and empowered Lead Independent Director provides an essential mechanism for independent viewpoints and accountability.



Andrew Wilson
Chief Executive Officer and Board Chair

The Board of Directors believes that Mr. Wilson has invaluable knowledge regarding the Company and the interactive entertainment industry and is uniquely positioned to lead the Board of Directors in its review of management's strategic plans. In addition, the Board of Directors believes that Mr. Wilson's combined role enables decisive leadership, promotes clear accountability and enhances the Company's ability to communicate its strategy and message clearly and consistently to stockholders, employees and other stakeholders.

With Mr. Wilson as Chief Executive Officer and Chair, the Board of Directors is focused on practices and programs that promote and facilitate independent viewpoints and strengthen effective independent oversight of management. These considerations include a strong and empowered Lead Independent Director, the current membership of the Board of Directors, which has a balanced mix of shorter tenured and longer tenured directors and representation of diverse perspectives based on background, including business experience, gender, race, ethnicity, professional skills and experiences, and other factors. The Board of Directors also believes that its Lead Independent Director position effectively balances any potential risk of concentration of authority that may exist with a combined Chair/CEO position. The Board of Directors also maintains strong standing committees, which are entirely composed of independent directors, and have empowered Chairs.



Luis A. Ubiñas
Lead Independent Director

The Board of Directors understands and values the role of independent leadership. Mr. Ubiñas has served as our Lead Independent Director since 2015, and his current two-year term ends with our 2025 annual meeting, subject to Mr. Ubiñas' re-election to the Board of Directors. Mr. Ubiñas, the Chair of our Nominating and Governance Committee, has extensive experience as a public company director and deep knowledge and understanding of governance practices and board functions from his work with companies across sectors; he also has spoken directly with several of the Company's largest investors. Mr. Ubiñas plays an important role in providing institutional knowledge and brings the history of having experienced multiple lifecycles of our businesses. Given Mr. Ubiñas' strong qualifications and corporate governance expertise including his experience as our Lead Independent Director, the Board believes that Mr. Ubiñas' contributions continue to be of great value to the Board of Directors and to stockholders.

The Company maintains Lead Independent Director responsibilities that provide best-in-class mechanisms for independent viewpoints and accountability. Mr. Ubiñas' key roles and responsibilities are contained in our Corporate Governance Guidelines which are available on our Investor Relations website at http://ir.ea.com and include:

- Calling special meetings of the independent directors, as needed;
- Presiding at meetings of the Board of Directors at which the Chair is not present, including executive sessions of the Board of Directors;
- Approving the agenda for Board of Directors meetings;
- Consulting with respect to materials provided to directors in advance and providing feedback to the Chair about the quality of those materials;
- Serving as a liaison between the Chair and the other independent directors;
- Along with the Chair, jointly determining the timing and length of meetings of the Board of Directors;
- Facilitating discussion among independent directors and committee chairs and providing feedback and perspective to the Chair about discussions among the independent directors;
- Overseeing the process for the Board of Directors' annual self-evaluation along with the Nominating and Governance Committee;
- Leading the Board of Directors' evaluation of the CEO along with the Nominating and Governance Committee; and
- Overseeing the Board of Directors' stockholder communication policies.

Board Committees

The Board of Directors currently has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. Each of these standing committees operates under a written charter adopted by the Board of Directors. These charters are available in the Investor Relations section of our website at http://ir.ea.com.

All members of these committees are independent directors. During fiscal year 2024, all eight directors attended in 92% or more of the aggregate of (1) the number of applicable meetings of the Board of Directors and (2) the number of applicable meetings held by each committee on which such director was a member. The members of our standing committees are set forth below:

Audit Committee

Members

		Meetings in FY 2024:
KOFI A. BRUCE (Chair)	**JEFFREY T. HUBER**	**9**
	RICHARD A. SIMONSON	

Responsibilities of the Audit Committee

- Assists the Board of Directors in its oversight of the Company's financial reporting and is directly responsible for the appointment, compensation and oversight of our independent auditors.
- Establishes and maintains complaint procedures with respect to internal and external concerns regarding accounting or auditing matters.
- Oversees tax and treasury policies and practices as well as the Company's internal audit function.
- Although the Board of Directors retains ultimate risk management oversight of matters related to privacy and cybersecurity, the Audit Committee receives quarterly updates from EA's information security team and reviews the steps taken by management to monitor and control risks with respect to privacy and cybersecurity issues.

As determined by the Board of Directors, each of the three current Audit Committee members meets the independence requirements and the financial literacy standards of the Nasdaq Stock Market Rules, as well as the independence requirements of the SEC. The Board of Directors has determined that each of Mr. Bruce and Mr. Simonson meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. The Audit Committee has the authority to obtain advice and assistance from outside advisors without seeking approval from the Board of Directors and the Company will provide appropriate funding for payment of compensation to advisors engaged by the Audit Committee.

Nominating and Governance Committee

Members

	Meetings in FY 2024:
LUIS A. UBIÑAS (Chair)	**4**
RACHEL A. GONZALEZ	

Responsibilities of the Nominating and Governance Committee

- Applies the criteria outlined in our Corporate Governance Guidelines to recommend nominees for director and committee memberships to the Board of Directors.
- Reviews from time to time the appropriate skills, characteristics and experience required of the Board of Directors as a whole, as well as its individual members.
- Reviews developments in corporate governance and recommends formal governance standards to the Board of Directors.
- Oversees the CEO's annual performance review.
- Manages the process for emergency succession planning in the event the CEO is unable to fulfill the responsibilities of the role, and also periodically evaluates internal and external CEO candidates for succession planning purposes.
- Oversees, periodically reviews, and reports to the Board of Directors with respect to ESG performance, disclosures, and engagement with investors and other key stakeholders.

The Nominating and Governance Committee currently is comprised of two directors, each of whom the Board of Directors determined meets the independence requirements of the Nasdaq Stock Market Rules.

Compensation Committee

Members

Meetings in FY 2024:

 **TALBOTT ROCHE** (Chair)

 **RACHEL A. GONZALEZ**

 **HEIDI J. UEBERROTH**

7

Responsibilities of the Compensation Committee

- Sets the overall compensation strategy for the Company.
- Recommends the compensation of the CEO to the Board of Directors and determines the compensation of our other executive officers.
- Oversees the Company's bonus and equity incentive plans and other benefit plans.
- Reviews and recommends to the Board of Directors compensation for non-employee directors and reviews and approves compensation for employees who qualify as a "Related Person" under our Related Person Transaction Policy.

As determined by the Board of Directors, each of the members of the Compensation Committee meets the independence requirements of the Nasdaq Stock Market Rules and the SEC rules. The Compensation Committee has the authority to engage the services of outside advisors after first conducting an independence assessment in accordance with applicable laws, regulations and exchange listing standards. During fiscal year 2024, the Compensation Committee continued to directly engage Semler Brossy Consulting Group, a national compensation consulting firm, to advise on executive compensation matters. Please refer to the section titled *"The Process for Determining Our NEOs' Compensation"* in the *"Compensation Discussion and Analysis"* section of this Proxy Statement, for additional information regarding the role of Semler Brossy in advising the Compensation Committee on our executive compensation program. The Compensation Committee has reviewed the independence of Semler Brossy and has determined that its engagement does not raise any conflicts of interest. The Compensation Committee may also delegate any of its authority and duties to subcommittees, individual committee members or management, as it deems appropriate in accordance with applicable laws, rules and regulations.

For further information about the role of our Compensation Committee and executive officers in recommending the amount or form of executive compensation, please see *"The Process for Determining our NEOs' Compensation"* in the *"Compensation Discussion and Analysis"* section of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2024, no member of the Compensation Committee was an employee or current or former officer of EA, nor did any member of the Compensation Committee have a relationship requiring disclosure by EA under Item 404 of Regulation S-K. No EA officer serves or has served since the beginning of fiscal year 2024 as a member of the board of directors or the compensation committee of a company at which a member of EA's Board of Directors or Compensation Committee is an employee or officer.

Annual Board and Committee Self-Evaluations

Our Board of Directors and each of our committees conducts an annual evaluation, which includes a qualitative assessment by each director of the performance of the Board of Directors, as a whole, and the committee or committees on which each director serves. The evaluation is intended to determine whether the Board of Directors and each committee are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness. Our Lead Independent Director, Mr. Ubiñas, oversees the process for the Board of Directors' annual self-evaluation along with the Nominating and Governance Committee. A summary of the results is presented to the Nominating and Governance Committee and the Board of Directors on an aggregated basis, noting any themes or common issues.

Board's Role and Responsibilities

Oversight of Business Strategy

The Board's industry and management expertise is critical in overseeing our business strategy. In a rapidly evolving industry, our Board is an important resource for thoughtful and candid insights into strategic planning conversations, including product and service development, operational considerations, emerging industry trends, acquisitions, financial planning and organizational design.

- The Board oversees our stockholders' interest in the long-term health and the overall success of our business and financial strength. This focus is reflected in the agenda for each Board meeting. The Board reviews our long-term strategy at a dedicated meeting at least annually.
- At the beginning of each fiscal year, the Board formally reviews and approves our annual financial plan. The Board monitors performance throughout the year, including financial progress, the integrity of our financials results and strategic objectives.
- The Board critically reviews how we allocate our capital resources, including acquisition activity, significant capital investments and return of capital programs. These strategic actions and investments are reviewed and approved by the Board, or a committee, following open and engaged discussions.
- At each Board meeting, the Board reviews and discusses with management a set of detailed operating reports, including current financial performance versus plan. Focused discussions of key business issues, strategic developments and financial considerations are held at each Board meeting.
- At each Board meeting, the independent directors meet in executive session. These meetings are led by our Lead Independent Director.

Oversight of ESG Matters

The Board of Directors oversees ESG matters directly and through its committees.

Human Capital Management

The Board reviews material human capital management programs, practices and strategies, including organizational health and key indicators, at least annually.

DEI, Talent and Culture

The Nominating and Governance Committee reviews our initiatives related to diversity, equity and inclusion (DEI) and efforts to maintain a safe and healthy culture, at least annually.

Pay Equity

At least annually, the Compensation Committee reviews our commitments to pay equity.

Environmental Sustainability

The Nominating and Governance Committee oversees our commitments to environmental sustainability at least annually.

Overall ESG Performance

The Nominating and Governance Committee reviews topics such as our overall ESG performance, disclosures and investor engagement at least twice annually and surfaces our progress to the Board. These updates include a review of market developments, frameworks, and stakeholder expectations.

Oversight of Risk Issues

Board of Directors

Our Board of Directors oversees our risk management processes and procedures as well as material risks to our business. The Board of Directors exercises this oversight responsibility directly and through its committees. The oversight responsibility of the Board of Directors and its committees is informed by reports from our management team that provide visibility into our key areas of material risk. These include broad strategic, operational and financial discussions, as well as more focused discussions on specific topics. Material business risks, including succession planning for our CEO and executive officers, are reviewed by the full Board of Directors. While the Board of Directors has ultimate risk oversight with respect to risks related to privacy and cybersecurity and receives periodic updates on these risks and mitigation strategies, the Audit Committee also receives quarterly updates from EA's information security team that review the steps taken by management to monitor and mitigate these risks.



Audit Committee

- Risks related to financial reporting, internal controls and procedures, investments, tax and treasury matters and legal compliance.
- Oversees our enterprise risk management program, which identifies and prioritizes material risks for the Company.
- Areas of material financial risk, as appropriate.
- Receives quarterly cybersecurity updates from EA's information security team.

Nominating and Governance Committee

- Risks related to director and emergency CEO succession planning.
- Risks related to our corporate governance policies and practices.
- Risks related to human capital management and culture.

Compensation Committee

- Reviews compensation-related risks.
- Risks related to pay equity.

Each of the committees regularly reports to the full Board of Directors on matters relating to the specific areas of risk that each committee oversees.

Compensation Risk Assessment

As part of their risk oversight efforts, the Compensation Committee evaluates our compensation programs to determine whether the design and operation of our policies and practices could encourage executives or employees to take excessive or inappropriate risks that would be reasonably likely to have a material adverse effect on the Company and has concluded that they do not. In making that determination, the Compensation Committee considered the design, size and scope of our cash and equity incentive programs and program features that mitigate against potential risks, such as payout caps, clawbacks, the quality and mix of performance-based and "at risk" compensation, and, with regard to our equity incentive programs, the stock ownership requirements for our executives. The Compensation Committee has concluded that our compensation policies and practices strike an appropriate balance of risk and reward in relation to our overall business strategy, and do not create risks that are reasonably likely to have a material adverse effect on the Company. The "*Compensation Discussion and Analysis*" section below generally describes the compensation policies and practices applicable to our named executive officers.

Board Policies

Related Persons Transactions Policy

Our Board of Directors has adopted a written Related Person Transactions Policy that describes the procedures used to process, evaluate, and, if necessary, disclose transactions between the Company and its directors, officers, director nominees, greater than 5% beneficial owners, or an immediate family member of any of the foregoing. We review any transaction or series of transactions which exceeds $120,000 in a single fiscal year and in which any related person has a direct or indirect interest, as well as any transaction for which EA's Global Code of Conduct or Conflict of Interest Policy would require approval of the Board of Directors.

Once a transaction has been identified, the Audit Committee (if the transaction involves an executive officer) or the Nominating and Governance Committee (if the transaction involves a director) will review the transaction at the next scheduled meeting of such committee. Transactions involving our CEO will also be reviewed by our Lead Independent Director. Transactions involving employee compensation will also be submitted to the Compensation Committee for approval. If it is not practicable or desirable to wait until the next scheduled meeting, the chair of the applicable committee considers the matter and reports back to the relevant committee at the next scheduled meeting. In determining whether to approve or ratify a transaction, our committees (or the relevant chair of such committee) consider all of the relevant facts and circumstances available and transactions are approved only if they are in, or not inconsistent with, the best interests of EA and its stockholders. No member of a committee reviewing a potential related person transaction may participate in any review, consideration or approval of any transaction if the member or their immediate family member is the related person.

Related Persons Transactions

Since March 31, 2023, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Global Code of Conduct and Corporate Governance Guidelines

We have adopted a Global Code of Conduct that applies to our directors, and all employees, including our principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers, as well as Corporate Governance Guidelines. These documents, along with our organizational documents and committee charters, form the framework of our corporate governance. Our Global Code of Conduct, Corporate Governance Guidelines and committee charters are available in the Investor Relations section of our website at http://ir.ea.com. We post amendments to, or waivers from our Global Code of Conduct in the Investor Relations section of our website.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board of Directors as a whole, with a committee of the Board of Directors, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. Our Corporate Secretary will forward to the Board of Directors all communications that are appropriate for the Board of Directors' consideration. For further information regarding the submission of stockholder communications, please visit the Investor Relations section of our website at http://ir.ea.com.

Director Compensation

Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation paid to our non-employee directors. Their review occurs every two years, with the last review occurring in February 2024, in consultation with our independent compensation consultant Semler Brossy. Non-employee directors are paid a mix of cash and equity compensation consisting of (1) an annual board retainer, (2) committee, committee chair, and lead director fees, as applicable, and (3) an annual equity award, as described below.

Fees Earned in Cash

The table below reflects the annualized components of fees earned in cash for non-employee directors for fiscal year 2024. For more information regarding the specific compensation received by each non-employee director during fiscal year 2024, see the *"Fiscal Year 2024 Director Compensation Table"* table below.

Annual Board Retainer	Amount ($)
Annual Board Retainer	60,000

Committee Fees	Amount ($)
Service on the Audit Committee	15,000
Service on the Compensation Committee	12,500
Service on the Nominating and Governance Committee	10,000

Lead Director and Committee Chair Fees	Amount ($)
Lead Director	50,000
Chair of the Audit Committee	15,000
Chair of the Compensation Committee	12,500
Chair of the Nominating and Governance Committee	10,000

Under the terms of our equity incentive plan, non-employee directors may elect to receive all or part of their fees in the form of EA common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive vested shares of common stock valued at 110% of the cash compensation they otherwise would have received. These shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the grant date, which is the first trading day of each quarter of the Board year. Ms. Gonzalez, Mr. Huber, Ms. Roche, Mr. Simonson, and Ms. Ueberroth received all or part of their fees in the form of our common stock during fiscal year 2024.

Equity Compensation

In fiscal year 2024, non-employee directors also received an annual equity award of restricted stock units ("RSUs") with a grant date fair value of approximately $260,000. These RSUs were granted upon election or re-election to the Board of Directors at our 2023 annual meeting. RSUs vest in full on the first anniversary of the grant date (or, if earlier, the date of the next annual meeting of stockholders following the grant date), subject to the non-employee director's continuous service as a member of the Board of Directors through such date. For any director who may have previously elected to defer settlement of RSUs, the receipt of shares underlying vested RSUs may be deferred until the fifth or tenth anniversary of the original vesting date or the date the director terminates service with the Company.

Other Benefits

Non-employee directors who are not employed with any other company may purchase certain EA health, dental and vision insurance while serving as a director. Participating directors pay 100% of their own insurance premiums. In addition, we offer non-employee directors the opportunity to receive cybersecurity services to protect their privacy, home networks, and devices, where they may conduct EA business. The Company is charged an annual fee per participating director, which is currently less than $4,000 per person.

Fiscal Year 2024 Director Compensation Table

The following table shows compensation information for each of our non-employee directors during fiscal year 2024. Mr. Wilson, our CEO, does not receive any compensation for his service on our Board of Directors.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Kofi A. Bruce	93,750	259,946	—	353,696
Rachel Gonzalez	82,500	259,946	8,171	350,617
Jeffrey T. Huber	75,000	259,946	7,568	342,514
Talbott Roche	85,000	259,946	8,433	353,379
Richard A. Simonson	75,000	259,946	7,418	342,364
Luis A. Ubiñas	130,000	259,946	—	389,946
Heidi Ueberroth	72,500	259,946	7,305	339,751

[1] As discussed above, non-employee directors may elect to receive all or part of their fees in the form of EA common stock. See footnote 3 for additional information regarding the number of shares received in lieu of cash compensation by those non-employee directors who made such an election. Mr. Bruce was compensated as Chair of the Audit Committee for the quarter in which he was appointed.

[2] Represents the aggregate grant date fair value of the annual RSU award granted to the non-employee directors and is calculated based on a closing price of $122.27 per share for our common stock on the August 10, 2023 grant date. Grant date fair value is determined for financial statement reporting purposes in accordance with FASB ASC Topic 718. For additional information regarding the valuation methodology for RSUs, see Note15 "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report. As of March 30, 2024 (the last day of fiscal year 2024), each of our current non-employee directors held 2,126 unvested RSUs.

[3] Non-employee directors may elect to receive all or part of their fees in the form of EA common stock, and directors making such an election receive common stock valued at 110% of the cash compensation they would have otherwise received. These shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the grant date. The values in this column represent the premium received for shares in lieu of compensation. These grants are made on a quarterly basis on a predetermined date aligned with the month in which the Board generally holds regular quarterly meetings.

The table below sets forth information on the shares received upon immediate exercise of the option(s) granted to directors who elected to receive all or part of their fees in the form of EA common stock during fiscal year 2024.

Name	Grant Date	Exercise Price ($)	Shares Subject to Immediately Exercised Stock Option Grants	Grant Date Fair Value ($)
Rachel Gonzalez	5/1/2023	127.42	178	22,681
	8/1/2023	136.12	166	22,596
	11/1/2023	123.78	184	22,776
	2/1/2024	137.92	164	22,619
				90,671
Jeffrey T. Huber	5/1/2023	127.42	162	20,642
	8/1/2023	136.12	152	20,690
	11/1/2023	123.78	166	20,547
	2/1/2024	137.92	150	20,688
				82,568
Talbott Roche	5/1/2023	127.42	183	23,318
	8/1/2023	136.12	172	23,413
	11/1/2023	123.78	189	23,394
	2/1/2024	137.92	169	23,308
				93,433
Richard A. Simonson	5/1/2023	127.42	162	20,642
	8/1/2023	136.12	151	20,554
	11/1/2023	123.78	167	20,671
	2/1/2024	137.92	149	20,550
				82,418
Heidi Ueberroth	5/1/2023	127.42	157	20,005
	8/1/2023	136.12	146	19,874
	11/1/2023	123.78	161	19,929
	2/1/2024	137.92	145	19,998
				79,805

Compensation Discussion & Analysis

For fiscal year 2024, EA's named executive officers ("NEOs") were:

 **Andrew Wilson**, Chief Executive Officer

 **Stuart Canfield**, EVP & Chief Financial Officer (as of June 20, 2023)

 **Laura Miele**, President of EA Entertainment, Technology & Central Development

 **Mala Singh**, EVP & Chief People Officer

 **Jake Schatz**, EVP of Global Affairs & Chief Legal Officer

Chris Suh, former Chief Financial Officer (departed on June 30, 2023)

Executive Summary

Fiscal Year 2024 Financial & Strategic Highlights

During fiscal year 2024, we continued to deliver award-winning games and services to our players and generated strong financial and operating results. Hundreds of millions of players around the world came together and connected through our games, live services and content. We continued our efforts to value diverse teams and to create a healthy, inclusive culture that helps our people do their best work. We again engaged with our top institutional stockholders to understand their views on topics such as executive compensation, governance and ESG issues.

Fiscal year 2024 also saw further consolidation in our industry and dynamic consumer trends. Against that backdrop, we focused on our long-term strategy to drive durable growth, strong cash flow and stockholder returns. Among other things, we reorganized into EA Entertainment, EA SPORTS and EA Experiences. The alignment of our studios into two organizations—EA Entertainment and EA SPORTS— is intended to empower our studio leaders with more creative ownership and accountability around development and go to market strategies. We also focused on aligning our portfolio, investments and resources to support our strategic priorities and growth initiatives. In addition, we reassessed our executive compensation program resulting in changes for fiscal year 2025, previewed further below, that the Compensation Committee believes will incentivize our leadership team to execute on our multi-year priorities and drive long-term stockholder value.

Our executive compensation program is designed to reward our NEOs for the achievement of Company-wide financial, operating and strategic objectives and the creation of long-term stockholder value. These measures formed the basis of executive compensation decisions made by the Compensation Committee and Board of Directors in fiscal year 2024. Performance highlights for the year included:

$7.562B net revenue

$7.430B net bookings

$2.315B operating cash flow
an increase of 49% year-over-year

$4.68
diluted earnings per share

Cash returned to shareholders
$1.505B
through share repurchases and dividends

Quarterly cash dividend of
$0.19
per share

Live services and other
$5.547B
representing 73% of total net revenue

Launching
11 New Games
and 600+ content updates

EA SPORTS FC
successfully debuted as new franchise

EA SPORTS FC 24
#1 selling game in Western Europe for calendar year 2023

Madden NFL 24
#1 selling sports game in North America for calendar year 2023

ESG Actions and Achievements

 Continued to focus on **employee engagement** and retention, as well as foster **a culture of inclusivity**

 Continued to make **games more inclusive** by open-sourcing a photosensitivity analysis tool and adding **four additional patents** to our accessibility patent pledge

 Continued our **commitment to pay equity** by maintaining base pay equity on the basis of gender globally and race/ethnicity in the U.S.

 Set our ambition to be **carbon neutral by 2027** and committed to becoming a **net zero enterprise** in line with the Paris Agreement

 **Achieved carbon neutrality** for Scope 1 and 2 emissions covering our North American operations

Compensation Philosophy and Objectives

As a global leader in digital interactive entertainment, we believe that the skills, expertise and experience of our employees, including our NEOs, are the critical factors that contribute to our overall performance and enhance stockholder value. To drive continued successful operational and financial performance, we must attract, motivate, reward and retain top executive talent. The Board of Directors and the Compensation Committee strive to make executive compensation decisions that follow a competitive pay-for-performance compensation philosophy that is in the long-term best interests of our stockholders. Accordingly, our executive compensation program is designed to:

- Provide highly competitive compensation to attract and retain top executive talent;
- Create direct alignment with our stockholders by providing equity ownership in the Company;
- Align pay and performance by creating incentives tied to our business results;
- Reward and motivate strong individual performance and leadership; and
- Avoid undue compensation-related risk.

Executive Compensation Decision-Making Approach

The Board of Directors and the Compensation Committee believe that executive compensation should be evaluated holistically. They consider a variety of factors to guide their compensation decision-making process for our NEOs. These include an evaluation of market trends and the competitive landscape for executive talent, which includes a review of the market practices of our peer group and other companies with which we compete for talent. Use of such comparative market data from the peer group and broader survey data for technology companies allows us to assess the appropriateness and reasonableness of compensation levels and mix to determine if our compensation program aligns pay with performance, fairly rewards our executives and provides adequate retention and incentive value. In addition, in determining executive compensation, the Board of Directors and Compensation Committee also consider corporate performance, internal compensation alignment and factors unique to each NEO, such as individual performance, scope and complexity of the role, experience and tenure.

Compensation and Governance Practices

The Compensation Committee regularly reviews our executive compensation program to ensure that we maintain strong governance standards in our executive compensation program. Below is a summary of our key compensation and governance practices.

 **What We Do**

✔ Structure executive compensation to link pay and performance

✔ Provide a high percentage of variable, at-risk pay; approximately 94.7% of our CEO's and 91.6% of our other NEOs' compensation is variable and at-risk

✔ Cap performance-based annual bonus and long-term equity incentive payouts for NEOs

✔ Prohibit arrangements providing cash severance benefits that exceed a capped amount

✔ Require our executives to satisfy robust stock holding requirements

✔ Conduct regular stockholder outreach

✔ Perform an annual risk assessment of our executive compensation program

✔ Evaluate our compensation peer group at least annually

✔ Engage an independent compensation consultant to advise the Compensation Committee

✔ Conduct formal executive succession planning

✔ Maintain a clawback policy conforming to Dodd-Frank Act rules

 **What We Don't Do**

✘ No "single-trigger" change in control arrangements

✘ No excise tax gross-ups upon a change in control

✘ No executive employment contracts (other than as required by local jurisdictions)

✘ No repricing of options without stockholder approval

✘ No hedging or pledging of EA stock

✘ No payment of dividends or dividend equivalents on unearned or unvested equity awards

Overview of Compensation Elements

The primary elements of the executive compensation program for our NEOs for fiscal year 2024 are set forth in the table below. For more information on the features of these elements, see *"Our NEOs' Fiscal Year 2024 Compensation—Our Elements of Pay"* below.

	Form	Timeframe	Performance Metrics	Key Purpose
Base Salary	Cash (Fixed)	N/A	N/A	Serves as a fixed cash component that is market competitive for the role to attract and retain high-performing executives.
Annual Performance Cash Bonus Awards (or Annual Bonus Program)	Cash (Variable)	One-year	■ Non-GAAP net revenue ■ Non-GAAP diluted earnings per share ■ Strategic business and operating objectives ■ Individual achievements	Designed to motivate our NEOs to achieve challenging annual performance goals that are important to our long-term growth.
Long-Term Equity Incentive Awards	Performance-Based Restricted Stock Units (PRSUs) & Time-Based Restricted Stock Units (RSUs)	Three-year performance period for PRSUs & 35-month vesting schedule on RSUs	For PRSUs: ■ Net bookings ■ Operating income ■ Relative TSR	Designed to reward performance that creates long-term stockholder value, promote retention and provide incentives based on the attainment of performance objectives that are key indicators of our growth and long-term success.

Pay Practices Implemented Based on Past Stockholder Feedback

We value the input of our stockholders, and we have implemented the following pay practices in prior years based on feedback received during stockholder engagements.

No Special Equity Awards	No granting of any special equity awards to NEOs through at least the end of fiscal year 2026
Annual Bonus Program	■ Increased the financial performance weighting for annual bonuses to 70% for our CEO and 60% for each of our CFO and our COO at the time (Ms. Miele) ■ Implemented an enterprise-level scorecard with weightings for the strategic and operating objectives under the business performance component of the Company bonus pool ■ Included ESG metrics in the enterprise-level scorecard for determining business performance in our annual bonus program
PRSU Program	■ Included both net bookings and operating income financial performance metrics, in addition to the TSR metric ■ Applied three-year cliff vesting on awards ■ Increased the threshold on (and adjusted) the relative TSR payout scale, with no vesting for performance below the 25th percentile and 55th percentile performance required for target payout ■ Determined that each of our CEO, CFO and COO at the time (Ms. Miele) would be granted annual equity awards consisting of 60% PRSUs ■ Eliminated the lookback feature from the relative TSR component of legacy PRSUs
Severance/ Termination Pay	Adopted a cash severance policy for our executive officers, prohibiting the company from entering into any arrangement that provides cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus opportunity, without seeking stockholder ratification.
Stock Ownership	Increased stock ownership guidelines, including from 5x to 10x salary for CEO

2023 Say-on-Pay Vote

At our 2023 Annual Meeting, our advisory say-on-pay proposal received the support of 92% of the votes cast. The Board of Directors and Compensation Committee believe that this favorable result affirms stockholder support for our executive compensation program and philosophy, which are described in detail below. The Compensation Committee did not make any significant changes to our fiscal year 2024 executive compensation program.

Stockholder Engagement

We have a robust year-round stockholder outreach program, with formal engagement efforts occurring in both the summer and winter.



JUNE – AUGUST
Ahead of our annual meeting, we seek to engage with investors to answer questions and understand their views on matters relating to our annual proxy statement

SEPTEMBER – FEBRUARY
Review stockholder votes at our most recent annual meeting, identify potential follow-up areas and evaluate our governance and executive compensation practices

APRIL – MAY
Review feedback from off-season engagement and consider any enhancements to our executive compensation program, governance structure and ESG programs

MARCH – MAY
Conduct meetings with stockholders and proxy advisors to consider any issues raised and to solicit feedback on governance, executive compensation and other topics of interest

Stockholder Engagement in Fiscal Year 2024

In advance of our 2024 Annual Meeting, we offered meetings with a total of 28 stockholders, which collectively hold approximately 61% of our outstanding stock. We held engagement meetings with every stockholder who accepted, totaling 17 meetings, with stockholders representing approximately 50% of our outstanding stock. The Chair of our Compensation Committee participated in select discussions.

During these meetings, we previewed and discussed proposed compensation program changes under consideration for fiscal year 2025, which related to our efforts to effectively incentivize and retain our executive leadership as we transform our business. Feedback from our stockholders was provided to the Compensation Committee and taken into consideration in finalizing our programs for fiscal year 2025, which are previewed in the disclosures below. Based on each stockholder's priorities, we also discussed topics such as human capital management, governance and environmental sustainability in the meetings.

Process for Determining Our NEOs' Compensation

Our Compensation Committee, which consists solely of independent directors, is responsible for establishing and reviewing the overall compensation program for our NEOs. As previously noted, they are advised by their independent compensation consultant, Semler Brossy. The Compensation Committee may also request input from our CEO or our Chief People Officer (CPO). The roles of the parties involved in deciding NEO compensation are set forth below.

Participant	Role in the Executive Compensation Determination Process
Board of Directors	Each May, the Board of Directors approves the target total direct compensation for our CEO, in consultation with the Compensation Committee and Semler Brossy.

Compensation Committee	■ Each May, the Compensation Committee:
	  ■ establishes the performance metrics, targets and other terms under our Annual Bonus Program
	  ■ establishes the performance metrics, targets and other terms under our PRSU Program
	  ■ approves the target total direct compensation for our NEOs (other than our CEO) after receiving input, at the Compensation Committee's request, from our CEO, our CPO and Semler Brossy
	  ■ reviews, approves and recommends to the Board of Directors, the CEO's pay
	
	■ Once the fiscal year closes, the Compensation Committee (typically in May) will also approve final funding of the bonus pool under our Annual Bonus Program and will certify performance of applicable metrics for outstanding awards under our PRSU Program.
	
	■ The Compensation Committee meets regularly throughout the year, with management and in closed session, in order to consider our executive compensation program and ensure its design and components remain competitive, to review the Company's performance to date against performance goals under our incentive programs and to take actions on any compensation plans or policies in its remit. Semler Brossy generally attends all meetings and attended all of the meetings held in fiscal year 2024.

Independent Compensation Consultant	■ Semler Brossy advises on our executive compensation program and advises on changes to our compensation program and other executive compensation-related developments and trends, including by conducting a comprehensive analysis of our executive compensation program using publicly available information on peer companies to compare each element of our executive compensation program. ■ The Compensation Committee has reviewed the independence of Semler Brossy, which provides no services to the Company other than described above, and determined that Semler Brossy's engagement did not raise any conflicts of interest.
Management	■ At the beginning of each fiscal year, our CEO and CPO review the performance of our other NEOs for the prior fiscal year and make recommendations to the Compensation Committee regarding the annual base salary, bonus targets and annual equity awards for our NEOs (other than with respect to themselves). ■ Our CEO and CPO assist the Compensation Committee by providing information on corporate and individual performance, market compensation data and practices and other executive compensation matters.

Compensation Peer Group

Each year, the Compensation Committee, with the independent compensation consultant's advice and input, reviews and selects a group of peer companies to use as a reference to better understand the competitive market for executive talent in our industry. As part of this process, the Compensation Committee engages in a quantitative and qualitative assessment to identify companies that are similar to us, based on a combination of factors including: size; revenue and market capitalization; business fit; whether they are in relevant industry pillars or are companies with which we compete for executive talent; and other relevant factors, including the number of current peer companies that identify EA as a peer. Where some companies may not be similar in size to us based on quantitative factors, they still may be included in our peer group based on the qualitative factors described above.

For fiscal year 2024, the Compensation Committee approved a peer group of 17 companies based on the factors listed above, which remained unchanged from fiscal year 2023, except that Zynga Inc. and Activision Blizzard, Inc. were removed in connection with the closing of their respective acquisitions, though their compensation data was referenced to the extent available and relevant during fiscal year 2024.

Gaming	Consumer-Oriented Technology / Software		Media / Entertainment
Take-Two Interactive Software, Inc.	Airbnb, Inc.	Intuit Inc.	IAC/InteractiveCorp
	Autodesk, Inc.	ServiceNow, Inc.	Netflix, Inc.
	Block, Inc.	Synopsys, Inc.	Sirius XM Holdings, Inc.
	Booking Holdings Inc.	VMware, Inc.	Snap Inc.
	eBay, Inc.	Workday, Inc.	Warner Bros. Discovery, Inc.
	Expedia Group, Inc.		

Looking ahead to fiscal year 2025:

For fiscal year 2025, the Compensation Committee, in consultation with its independent compensation consultant, reviewed the factors detailed above to validate current peer companies and identify the appropriate peer group for that year.

In connection with such review, the Compensation Committee approved a peer group for fiscal year 2025 consisting of the same companies as the fiscal year 2024 peer group, except VMware, Inc. will be removed in connection with the closing of its acquisition by Broadcom Inc. (which occurred on November 22, 2023), though its compensation data, along with that of Activision Blizzard, Inc., will be referenced to the extent available and relevant during fiscal year 2025.

Comparative Market Data

As part of its decision-making process, the Board of Directors and the Compensation Committee review peer group data when assessing the appropriateness and reasonableness of compensation levels and mix. Accordingly, in considering whether to make any changes to our executive compensation program, peer group data is used to determine if our compensation program aligns pay with performance, fairly rewards our executives for individual performance and contributions to our corporate performance and provides adequate retention and incentive value. The independent compensation consultant conducts a comprehensive analysis of our executive compensation program using publicly available compensation information on our peer group. The analysis includes a comparison of the base salary, target total cash compensation, target long-term incentives and target total direct compensation of each of our NEOs against executives holding similar positions in our peer group. The Compensation Committee and the Board of Directors use the peer group data provided by the independent compensation consultant as a reference rather than as a strict guide for compensation decisions and retain flexibility in determining NEO compensation.

Fiscal Year 2024 Compensation for Our New CFO

In connection with Mr. Canfield's appointment as Chief Financial Officer as of June 20, 2023, we entered into an offer letter with him setting forth the terms of his compensation in this role.

Under the terms of the offer letter, Mr. Canfield's annual base salary was set at $625,000, and included his eligibility for an annual cash bonus with a target bonus opportunity equal to 100% of his base salary. Funding for Mr. Canfield's annual cash bonus is to be based 60% on company financial performance and 40% on company business performance, in each case, based on pre-established goals approved by the Compensation Committee. Any actual bonus award that is earned is also to be based on achievement against individual performance objectives.

For fiscal year 2024, the Compensation Committee approved the grant of an equity award consisting of RSUs with a grant date value of $2,400,000 (representing 40% of the equity award), and PRSUs with a target grant date value of $3,600,000 (representing 60% of the equity award). The RSUS and PRSUs are subject to the same vesting terms as the respective forms of awards granted to the NEOs and described below under "*Long-Term Equity Incentives—Fiscal year 2024 Awards.*"

The offer letter also affirmed Mr. Canfield's eligibility to participate in the Company's Amended and Restated Change in Control Severance Plan.

Our NEOs' Fiscal Year 2024 Compensation

Target Total Direct Compensation for Fiscal Year 2024

Our executive compensation program is designed to motivate and reward performance against our financial and strategic priorities. More specifically, this approach rewards the achievement of Company-wide financial and business objectives, individual performance and the creation of long-term value for stockholders, while also recognizing the dynamic and highly competitive nature of our business and the market for top executive talent.

For fiscal year 2024, 94.7% of our CEO's target total direct compensation opportunity and 91.6% of the average of our other NEOs' target total direct compensation opportunity was at-risk in the form of an annual performance cash bonus opportunity and long-term equity awards, comprised of PRSUs and RSUs, as set forth below.

CEO
16% Cash
(Base & Bonus Opportunity)
5.3%
10.7%
33.6%
50.4%
94.7%
At-Risk
(Bonus Opportunity, RSU & PRSU)
84% Equity
(RSU & PRSU)
NEOs (Excluding CEO)
17.4% Cash
(Base & Bonus Opportunity)
8.4%
9%
46.2%
36.4%
91.6%
At-Risk
(Bonus Opportunity, RSU & PRSU)
82.6% Equity
(RSU & PRSU)
Fixed (Base)
Bonus Opportunity
RSU
PRSU





Our Elements of Pay

The Compensation Committee believes that the target total direct compensation for each NEO should be consistent with market practices for executive talent, allow us to attract and retain the highest caliber of executive talent in our industry and reflect each NEO's individual experience, responsibilities and performance. As indicated above, there are three main elements of NEO compensation: (1) annual base salary, (2) annual performance cash bonuses and (3) long-term equity incentive awards.

Base Salary

Key features

- The following factors are considered when determining NEO salaries: individual performance; the market for similar positions, including the pay practices for comparable positions at the companies in our peer group; level of responsibilities; complexity of role; experience; and internal compensation alignment.

In May 2023, as part of its annual compensation review, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—considered the above factors and approved the fiscal year 2024 base salaries below. The Board of Directors determined there would be no base salary increase for Mr. Wilson, and the Compensation Committee approved increases for other NEOs after consideration of their respective contributions, competitive market positioning, internal equity and alignment with company-wide base salary merit increases.

	Base Salary for Fiscal Year 2024 ($)	% Increase from Fiscal Year 2023
Mr. Wilson	1,300,000	0%
Mr. Canfield[1]	625,000	N/A
Ms. Miele	825,000	3.1%
Ms. Singh	640,000	2.4%
Mr. Schatz	640,000	N/A[2]
Mr. Suh	725,000	3.6%

[1] The base salary shown for Mr. Canfield's was approved by the Compensation Committee in June 2023, in connection with his appointment as Chief Financial Officer effective June 20, 2023.

[2] Mr. Schatz was not an NEO for fiscal year 2023.

Annual Performance Cash Bonus Awards

Key features

- Payouts based on:
    - Company performance, which is based on both financial and business performance to balance our annual financial performance with our execution against strategic and operating objectives; and
    - Individual performance.

- Financial performance component of Company bonus pool funding is weighted as follows:
    - 70% for Mr. Wilson;
    - 60% for each of Mr. Canfield and Ms. Miele; and
    - 50% for our other NEOs,

    with the Company business performance component weighted at 30%, 40% and 50%, respectively.

Our NEOs participate in the Executive Bonus Plan for our Section 16 officers, which operates in conjunction with the EA Bonus Plan, our Company-wide bonus plan. The formula for calculating each payout under the annual bonus program for our NEOs is as follows:

BASE SALARY	X	TARGET BONUS PERCENTAGE (% OF BASE SALARY)	X	COMPANY PERFORMANCE (COMPANY BONUS POOL FUNDING)		X	INDIVIDUAL PERFORMANCE MODIFIER (IPM)	=	NEO BONUS PAYOUT
				70-50% Company Financial Performance	30-50% Company Business Performance				

Process to Determine Performance Cash Bonus Awards

In May of each fiscal year, the Compensation Committee determines the Executive Bonus Plan participants, performance period and performance measures. All NEOs at the time were selected to participate in the Executive Bonus Plan for fiscal year 2024.



1	2	3	4
Approve target bonus percentages and maximum award amounts	Set performance goals	Determine Company bonus pool funding	Conduct individual performance assessments and determine individual performance modifiers

1 Approve Target Bonus Percentages and Maximum Award Amounts

APPROVE TARGET BONUS PERCENTAGES

Each fiscal year, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—sets the amount of the target annual performance cash bonus as a percentage of each NEO's base salary ("target bonus") and approved fiscal year 2024 target bonus opportunities as set forth below. The Board of Directors determined there would be no target bonus opportunity increase for Mr. Wilson, and the Compensation Committee approved increases for other NEOs based on factors such as individual performance, the market for similar positions, level of responsibilities, complexity of role, pay practices at our peer group for comparable positions and internal compensation alignment.

Fiscal Year 2024 Target Bonus Percentages

	Bonus Eligible Salary for Fiscal Year 2024 ($)	Target Bonus Opportunity for Fiscal Year 2024	% Increase from Fiscal Year 2023
Mr. Wilson	1,300,000	200%	0%
Mr. Canfield[1]	625,000	100%	N/A
Ms. Miele	825,000	125%	15%
Ms. Singh	640,000	100%	10%
Mr. Schatz	640,000	100%	N/A[3]
Mr. Suh[2]	725,000	100%	0%

[1] The target bonus opportunity shown for Mr. Canfield was approved by the Compensation Committee in June 2023, in connection with his appointment as Chief Financial Officer effective June 20, 2023.

[2] Mr. Suh was ineligible for an annual performance cash bonus award because he departed EA in June 2023.

[3] Mr. Schatz was not an NEO for fiscal year 2023.

MAXIMUM AWARD AMOUNTS

Our Compensation Committee believes that annual bonus awards should be capped to ensure that we maintain strong governance standards in our executive compensation program and to mitigate incentives for undue risk taking. Under our Executive Bonus Plan, bonuses for our NEOs are capped at two times the target bonus opportunity for each NEO.

Our CEO receives no bonus payout if our net income is less than 80% of our fiscal year 2024 financial plan.

Looking ahead to fiscal year 2025:

During our discussions with stockholders in fiscal year 2024, we previewed our proposed compensation program changes for fiscal year 2025, including as it relates to the CEO bonus opportunity. Following a comprehensive review and analysis of Mr. Wilson's compensation package by the Compensation Committee in consultation with its independent compensation consultant, our Board of Directors approved an increase to Mr. Wilson's target bonus opportunity for fiscal year 2025, from 200% to 250% of base salary. Mr. Wilson's target bonus opportunity was last increased in fiscal year 2019.

This change is intended to drive greater company performance and address competitive market dynamics, in the form of variable at-risk pay to ensure alignment with stockholders.

2 Set Performance Goals

Each NEO's annual performance cash bonus award is tied to Company financial performance, as described immediately below. These goals are set forth in our financial and strategic plan for fiscal year 2024 that our Board of Directors and Compensation Committee reviewed with management in April 2023 and approved in May 2023. The financial performance weighting of the Company bonus pool funding formula for Mr. Wilson, Mr. Canfield and Ms. Miele are 70%, 60% and 60%, respectively. The Compensation Committee believes that this mixed funding formula is appropriate because it balances our annual financial performance with our execution against strategic and operating objectives, which are critical drivers of our long-term success.

COMPANY FINANCIAL PERFORMANCE

For the financial performance component of our fiscal year 2024 Company bonus pool funding, the Compensation Committee approved the following two equally weighted Company financial performance goals: management reporting non-GAAP net revenue and non-GAAP diluted earnings per share. The Compensation Committee considered a number of factors in approving these metrics and

related targets, and believed that these objective financial measures serve as clear goals for management to drive top-line growth and profitability with responsible cost management. A threshold level of performance must be met for each of the relevant metrics in order to fund that component of the bonus pool.

Fiscal Year 2024 Targets
The fiscal year 2024 management reporting non-GAAP net revenue and non-GAAP diluted earnings per share bonus funding targets were each set higher than our fiscal year 2023 actual performance, as follows: non-GAAP net revenue of $7.5 billion and non-GAAP diluted earnings per share of $7.48, weighted equally. Bonus pool funding under our Executive Bonus Plan is tied to our achievement of threshold, target and maximum levels of performance for the relevant metric, with no funding if the threshold levels of performance are not achieved.

When making compensation decisions for our NEOs, we use non-GAAP financial measures to evaluate the Company's financial performance and the performance of our management team against non-GAAP targets. These measures adjust for certain items that may not be indicative of the Company's core business, operating results, or future outlook.

For more information regarding our use of non-GAAP financial measures for our compensation programs, please refer to *"About Non-GAAP Financial Measures"* in Appendix A below.

COMPANY BUSINESS PERFORMANCE

For the Company business performance component of our bonus pool funding, the Compensation Committee assesses performance against the Company's business and strategic priorities and objectives that were previously established for the fiscal year and approved by our Board of Directors. We implemented an enterprise-level scorecard for the business and strategic performance objectives that drive funding of the Company bonus pool. For fiscal year 2024, the scorecard measures our performance against specific goals for seven weighted key strategic objectives established for the fiscal year. The Compensation Committee reviews Company attainment against these goals and objectives periodically during the fiscal year. See *"Step 3: Determine Company Bonus Pool Funding—Company Business Performance"* below, for more information on these goals and objectives.

3 Determine Company Bonus Pool Funding

In May 2024, the Compensation Committee reviewed the Company's financial performance and approved funding that component of the bonus pool at 106.1%, as detailed below under *"Company Financial Performance."* Additionally, after reviewing and considering the Company's business performance for fiscal year 2024, as highlighted below under *"Company Business Performance,"* the Compensation Committee determined to fund the business performance component of the Company bonus pool at the same percentage as the financial performance component. Accordingly, the overall Company bonus pool was funded at 106.1%.

COMPANY FINANCIAL PERFORMANCE

For purposes of measuring attainment against our fiscal year 2024 financial targets for bonus funding under the Executive Bonus Plan, our management reporting non-GAAP net revenue was $7.430 billion and our non-GAAP diluted earnings per share was $7.76. Based on our attainment against these targets, the Compensation Committee approved a combined funding percentage of 106.1 % of target for the Company financial performance component with respect to our NEOs.



	Threshold	Target	Maximum	Actual
Non-GAAP Net Revenue (in billions)	$6.750	$7.500	$8.625	Actual $7.430
Non-GAAP Diluted EPS	$6.358	$7.48	$9.35	Actual $7.76
Funding Percentage(1)	50%	100%	200%	Actual 106.1%

(1) The funding percentage for achievement between the percentages designated above is interpolated on a straight-line basis.

Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

COMPANY BUSINESS PERFORMANCE

For fiscal year 2024, the Compensation Committee approved a funding percentage of 106.1% for the business performance component, based on its evaluation of our achievements against the pre-determined strategic and operating objectives highlighted below.

	Business Objectives	Key Measures	Key Performance Highlights	Assessment
15%	**Business Resilience** Effectively manage the company's business resilience in an unpredictable external environment	■ Successfully navigate an organizational transformation to capitalize on growth opportunities	■ Reorganized into EA SPORTS, EA Entertainment and EA Experience; right-sized EA's portfolio to align with strategic objectives; continued real estate optimization to align with working needs	■ Achieved
		■ Manage external challenges to advance key business objectives	■ Underwent CFO and CXO transitions bolstered by strong succession planning; navigated external challenges, including those impacting our talent	■ Achieved
		■ Company and brand value associated with positive sentiment	■ Successful EA SPORTS FC launch and transition while maintaining positive player sentiment; high critical reception and rankings for Star Wars Jedi: Survivor; recognized as one of Barron's 100 Most Sustainable Companies (#32) for the first time and by Fortune as a World's Most Admired Company (#2 in Entertainment Industry)	■ Achieved
15%	**Reach & Engagement** Bring more people into our games for more time	■ Increase cumulative unique accounts to a designated level	■ Reached goal due to strong performance on certain platforms	■ Achieved
		■ Increase player play time by a designated percentage	■ Increase in new users included higher than expected growth in casual players who play for less time	■ Slightly Missed
10%	**Talent** Attract and retain the talent we need to power the future of entertainment	■ Employee satisfaction score at or above designated level	■ Surpassed goal by 4 points based on results of employee survey data	■ Exceeded
		■ Critical talent retention at or above designated level	■ Surpassed goal by 8% through maintaining efforts to retain top talent and to lower attrition	■ Exceeded
		■ Metric related to supporting a diverse workforce	■ Achieved certain aspirations and all others experienced year over year improvements	■ Substantially Achieved
10%	**Sustainability** Progress our environmental sustainability efforts	■ Set and publish our carbon neutral goal for Scope 1 and 2 emissions	■ Published our baseline Scope 1 and 2 emissions and announced our goal to be carbon neutral by 2027	■ Achieved
		■ Drive towards carbon neutrality by mitigating North American emissions from fiscal year 2023 levels	■ Attained carbon neutrality (Scope 1 and 2 emissions) covering our North American operations	■ Achieved
		■ Progress towards setting a net zero goal for Scope 1, 2 and 3 emissions	■ Engaged with internal and external partners on their efforts to reduce emissions; scaled supplier engagement practices	■ Achieved

	Business Objectives	Key Measures	Key Performance Highlights	Assessment
Strategic Objectives				
20%	**Building games and experiences that entertain massive online communities anchored in the vectors of play, create, watch, connect** Execute on our long-term plan to deliver live services for our largest franchises	■ Metric related to EA SPORTS FC franchise	■ Launched title across all platforms to commercial success driven by strong engagement, with double digit new player growth in the first four weeks from launch compared to FIFA 23	■ Exceeded
		■ Metric related to Battlefield title in development	■ All fiscal year milestones were met	■ Achieved
		■ Metric related to Apex Legends growth in designated regions and establish franchise plan for meeting specified long-term goals	■ Franchise plan was established; commercial plans and related initiatives established in certain regions	■ Achieved
		■ Establish SIMS franchise plan, in order to meet long term goals	■ Franchise plan was established in order to meet long term objectives to drive product strategy.	■ Achieved
		■ Metric tied to the enterprise data strategy for live services	■ Core metrics platform was rolled out for more titles than targeted and on track to support all defined EA Core Metrics; data governance framework complete and in place for multiple key franchises	■ Achieved
20%	**Creating blockbuster interactive storytelling** Execute on our long-term plan to deliver blockbuster action releases from FY24 and beyond	■ Reach designated ratings score Star Wars Jedi: Survivor	■ Score was achieved based on average of platform scores	■ Achieved
		■ Meet deliverable milestones for certain games in development	■ Milestones were met except in the case of one game	■ Substantially Achieved
		■ Establish multi-year plan for game launches	■ Plan established and shared with the Board of Directors	■ Achieved
10%	**Amplifying the power of community in and around our games with social and creator tools** Execute on our long-term plan to offer additional services to consumers outside our core games and experiences	■ Release beta for a specified project	■ Beta was launched, beta-testing initiated, and commercial launch plan completed	■ Achieved

 ## Conduct Individual Performance Assessments and Determine IPMs

Individual performance is a key factor in determining the amount of each NEO's annual bonus. Each year, the Board of Directors for Mr. Wilson—and the Compensation Committee, in consultation with Mr. Wilson and Ms. Singh (our CPO), for all NEOs except Mr. Wilson—review and approve the individual performance objectives for the NEOs. Mr. Wilson's individual performance objectives for fiscal year 2024 are based on non-GAAP financial objectives and strategic and operating objectives. For all other NEOs, the individual objectives are based on strategic and operating objectives tailored to the functions led by each NEO and aligned to the achievement of our overall fiscal year 2024 plan approved by the Board of Directors, as well as qualitative factors including leadership and talent development.

At the end of each fiscal year, the Board of Directors for Mr. Wilson—and the Compensation Committee, in consultation with Mr. Wilson and Ms. Singh—assess the individual performance of our NEOs and determine each NEO's individual performance modifier, or IPM, at a percentage between 0% and 200% (subject to the overall cap of 2x target bonus for the annual cash bonus award). Consistent with our pay-for-performance philosophy, a higher individual performance assessment would result in a higher IPM and vice-versa, so that an executive with a lower assessment could receive less than his or her target bonus. If an executive meets a high level of performance expectations, he or she would receive an IPM of 100% or greater. To receive an IPM of 200%, the NEO must demonstrate sustained, truly extraordinary performance, and the Board of Directors and Compensation Committee expect that assigning an IPM at this level would occur in rare circumstances only.

In determining the actual performance cash bonus awards for our NEOs (other than our CEO), Mr. Wilson and Ms. Singh reviewed each NEO's achievements against the individual performance objectives for fiscal year 2024 and provided their recommendations to the Compensation Committee for review and approval. These assessments were based on each executive's performance, considering his or her overall performance for the year; impact on our business and culture; demonstrated results; the executive's strong leadership; and execution of key objectives. No single factor was determinative. For our CEO, the Board of Directors considers achievement of the financial and strategic objectives that were established for Mr. Wilson for the fiscal year, and takes a holistic approach to evaluating his performance without assigning a specific weighting to any one factor within each of these two categories.

Determination of Fiscal Year 2024 Performance Cash Bonus Awards for our NEOs

The key results that influenced performance determinations for our NEOs are identified below.

Mr. Wilson

Chief Executive Officer

Individual Performance Modifier

After reviewing his achievements for fiscal year 2024, the Board of Directors approved an IPM of 125% for Mr. Wilson.

Key Highlights for Fiscal Year 2024

The Board of Directors considered Mr. Wilson's performance against the financial and strategic and operating objectives for fiscal year 2024, as highlighted below.

Non-GAAP Financial Objectives 70%:	Target	Actual[1]
Net Revenue (in millions)	$7,500	$ 7,430
Diluted Earnings Per Share[2]	$ 6.63	$ 6.92

[1] Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

[2] For purposes of measuring achievement of Mr. Wilson's diluted earnings per share objective, a share count of 277 million was used. Non-GAAP diluted earnings per share appears in Appendix A to this Proxy Statement. Unlike the metric used for our annual bonus plan (described above), this objective does not exclude bonus expense.

Strategic Objectives Scorecard 30%:

Under Mr. Wilson's leadership, the Company executed on key strategic and operating objectives that were established for fiscal year 2024 under our enterprise-level scorecard, as detailed above in *Step 3—Company Business Performance*. In addition to these overarching strategic and operating objectives, the Board of Directors considered the following key achievements under Mr. Wilson's leadership when evaluating his performance for fiscal year 2024.

Leadership Amidst Ongoing Industry Transition

- executed on a reorganization into EA Entertainment, EA SPORTS and EA Experiences that aligned our studios into two organizations (EA Entertainment and EA SPORTS) to empower our studio leaders with more creative ownership and accountability around development and go-to-market strategies;
- focused on optimizing our portfolio, investments and resources in support of our strategic priorities and growth initiatives in the restructuring plan announced in February 2024;
- progressed our long-term strategic plan focused on driving durable growth, strong cash flow and stockholder returns; and
- oversaw a year of continued employee satisfaction scores above industry benchmarks, with record high talent retention and strong talent attraction.

Deliver against our strategic pillars of: Build Games and Experiences That Entertain Massive Online Communities; Create Blockbuster Interactive Storytelling; and Amplify the Power of Community in and Around Our Games

- successfully transitioned to the new EA SPORTS FC title and brand (from 30 years as EA SPORTS FIFA), launching the inaugural game EA SPORTS FC 24 and setting new franchise records for retained players at launch;
- continued our position as market leader in HD Sports, and the rebranded EA SPORTS FC remained the number one HD game in the West;
- developed long-term franchise plans for EA SPORTS FC, Battlefield, Apex and The Sims, established key strategies for enhancing live services experiences for our players and established strategies for certain platforms;
- launched initiatives prioritizing expanding our services and capabilities, as well as on reaching players through new platforms;
- expanded the role of the Chief Experiences Officer to capture the player experience with our products and services, and to deliver new experiences to players; and
- strategically aligned studio leadership to support franchise development and success.

Mr. Canfield

Executive Vice President & Chief Financial Officer

Mr. Canfield was appointed Executive Vice President & Chief Financial Officer effective June 20, 2023. Mr. Canfield has held several positions of increasing responsibility within our finance organization since joining the Company in 2003, including leading financial strategy of our studio organization and, more recently, enterprise financial planning and investor relations functions.

Individual Performance Modifier

After reviewing his achievements for fiscal year 2024, the Compensation Committee approved an IPM of 114.15% for Mr. Canfield.

Key Highlights for Fiscal Year 2024

During fiscal year 2024, Mr. Canfield's efforts resulted in or included:

- generating net revenue of $7.562 billion;
- achieving cash flow provided by operations of $2.315 billion, a 49% increase over fiscal year 2023;
- growth across EA's broad portfolio and diverse business models, including live services, for which we achieved total net bookings of $7.430 billion for the fiscal year;

- returning over $1.505 billion to stockholders through share repurchases and quarterly dividends;
- leading the Company through restructuring in order to prioritize our investments in growth areas and related opportunities; and
- focusing on Investor Relations and strengthening relationships with our investor community.

Ms. Miele

President of EA Entertainment, Technology & Central Development

Ms. Miele was appointed President of EA Entertainment, Technology & Central Development effective June 20, 2023. Ms. Miele oversees the development and production of key games and services in the EA Entertainment portfolio, while continuing to lead central development services and technology organizations. Before this role, Ms. Miele most recently served as the Company's Chief Operating Officer.

Individual Performance Modifier

After reviewing her achievements for fiscal year 2024, the Compensation Committee approved an IPM of 112.42% for Ms. Miele.

Key Highlights for Fiscal Year 2024

During fiscal year 2024, Ms. Miele's efforts resulted in or included:

- assuming leadership of the newly formed EA Entertainment studios organization and overseeing the delivery of new games, services and content, including launching Star Wars Jedi: Survivor, a top 10 best-selling video game in the U.S. in calendar year 2023 with positive critical reception and award nominations;
- leading the central development services and technology organization, and ensuring it functions efficiently to advance the Company's operational priorities;

- developing a multi-year plan for EA Entertainment products and services that align with the Company's strategic priorities;
- recruiting new senior leadership into EA Studios to strengthen our talent pipeline;
- overseeing the Company's technology organization plans to deliver AI-driven business and development efficiencies; and
- refining mobile strategy and investments including rightsizing costs and streamlining the portfolio to drive profitable growth.

Ms. Singh

Executive Vice President & Chief People Officer

Ms. Singh serves as Executive Vice President & Chief People Officer, leading our People Experience Team and overseeing areas such as People Operations, Talent Acquisition, Succession Planning, Learning and Development, Total Rewards and Diversity Equity and Inclusion. She is also responsible for teams in Real Estate, Physical Security and Workplace Experience.

Individual Performance Modifier

After reviewing her achievements for fiscal year 2024, the Compensation Committee approved an IPM of 120.24% for Ms. Singh.

Key Highlights for Fiscal Year 2024

During fiscal year 2024, Ms. Singh's efforts resulted in or included:

- increasing the retention level of specialized-skill and other critical employees on a year-over-year basis;
- refreshing the talent strategy to ensure its ability to recruit and retain the talent needed to support the Company's business strategy and priorities;
- assuming leadership over the real estate function and driving rationalization of the Company's office footprint in order to reduce costs;

- building a positive and inclusive company culture, resulting in various Company and/or studio honors for calendar year 2023, including multiple awards for best places to work, among other accolades; and
- leading our stockholder governance outreach, engaging with our stockholders on discussions regarding executive compensation, human capital management and other ESG topics.

Mr. Schatz

Executive Vice President of Global Affairs & Chief Legal Officer

Mr. Schatz serves as Executive Vice President of Global Affairs & Chief Legal Officer, leading the teams responsible for Legal Affairs, Business Development, Corporate Development, Executive Operations, Government Affairs & Public Policy, Player Safety & Inclusion and Sustainability & Enterprise ESG.

Individual Performance Modifier

After reviewing his achievements for fiscal year 2024, the Compensation Committee approved an IPM of 112.73% for Mr. Schatz.

Key Highlights for Fiscal Year 2024

During fiscal year 2024, Mr. Schatz's efforts resulted in or included:

- assuming leadership of the newly formed Global Affairs organization, integrating key functions such as Legal Affairs, Business Development and Corporate Development, and ensuring that the teams operate in a complementary way to accelerate Company growth and meet strategic priorities;
- overseeing the Company's environmental sustainability efforts, including leadership of EA's ambition to be carbon neutral by 2027 and a net zero enterprise in line with the Paris Agreement;
- leading the Company's Player Safety & Inclusion initiatives to ensure our players feel welcome, safe and included in our games and experiences;

- supporting our key franchises, including overseeing the extensive licensor partnerships critical to EA SPORTS FC's success and establishing the licensing framework for the College Football title in development;
- continuing to oversee regulatory and policy matters for the Company, as well as compliance and risk management efforts; and
- supporting our Board of Directors on legal, governance and other issues, as well as serving as the Company's corporate secretary.

Fiscal Year 2024 Performance Cash Bonus Awards

The Board of Directors for Mr. Wilson—and the Compensation Committee, in consultation with Mr. Wilson and Ms. Singh, for all other NEOs—approved actual performance cash bonus payouts for the NEOs for fiscal year 2024, as set forth below.

	Target Annual Bonus[1] ($)	Executive Bonus Pool Funding Percentage	Individual Performance Modifier	Actual Bonus for Fiscal Year 2024 ($)
Mr. Wilson	2,600,000	106.1%	125%	3,448,250
Mr. Canfield[1]	536,695	106.1%	114.15%	650,000
Ms. Miele	1,006,042	106.1%	112.42%	1,200,000
Ms. Singh	627,083	106.1%	120.24%	800,000
Mr. Schatz	627,083	106.1%	112.73%	750,000
Mr. Suh[2]	725,000	N/A	N/A	N/A

[1] Based on respective base salaries and target bonus percentages (discussed above) for each of the NEO's during fiscal year 2024, pro-rated on a monthly basis.

[2] Mr. Suh was ineligible for an annual performance cash bonus award because he departed EA in June 2023.

Long-Term Equity Incentives—Fiscal Year 2024 Awards

Key features

- PRSUs are subject to a three-year performance period, with metrics that incentivize our NEOs to drive top-line and bottom-line growth:
  - Net bookings performance and operating income performance each measured annually over the three-year period
  - Three-year relative TSR performance
- The PRSU composition of each long-term equity incentive award is as follows:
  - 60% PRSUs for each of Mr. Wilson, Mr. Canfield and Ms. Miele
  - 50% PRSUs for our other NEOs (with RSUs comprising the balance)
- RSUs vest over a 35-month time-based vesting schedule, subject to continued service with the Company

In May 2023, the Compensation Committee—and the Board of Directors for Mr. Wilson—approved fiscal year 2024 annual equity awards for our NEOs at the time based on their evaluation of Company performance; each NEO's role and responsibilities; individual performance; retention considerations; competitive market practices, including comparative market data; and internal compensation alignment among our executive officers.

The following table shows the target value of the annual equity awards granted to our NEOs on June 16, 2023, as approved by the Compensation Committee on May 15, 2023, and the Board of Directors on May 16, 2023, for Mr. Wilson. The values set forth below were converted into a number of PRSUs or RSUs, as applicable, based on the June 16, 2023 closing price of our common stock of $128.66, rounded down to the nearest whole unit. The award mix serves to align the interests of our NEOs and our stockholders and to promote long-term retention of a strong leadership team in an industry and geographic area that is highly competitive for executive talent.

	Target PRSUs ($)	RSUs ($)
Mr. Wilson	12,300,000	8,200,000
Mr. Canfield[1]	3,600,000	2,400,000
Ms. Miele	6,000,000	4,000,000
Ms. Singh	2,750,000	2,750,000
Mr. Schatz	2,750,000	2,750,000

[1] Mr. Canfield's equity incentive award was approved by the Compensation Committee in June 2023, in connection with his appointment as Chief Financial Officer effective June 20, 2023.

Performance-Based Restricted Stock Units

Each tranche of the fiscal year 2024 PRSU award is eligible to vest based on the achievement of the following equally-weighted measures during the three-year performance period covering fiscal years 2024 through 2026:

(1) Net Bookings PRSUs (1/3): annual net bookings performance for each fiscal year during the three-year performance period, with targets established each fiscal year;

(2) Operating Income PRSUs (1/3): annual operating income performance for each fiscal year during the three-year performance period, with targets established each fiscal year; and

(3) Relative TSR PRSUs (1/3): relative TSR performance compared to the Nasdaq-100 Index over the three-year performance period.

Any PRSUs that are earned in accordance with the above are subject to three-year cliff vesting on May 20, 2026.

Looking ahead to fiscal year 2025:

During our discussions with stockholders in fiscal year 2024, we previewed our proposed compensation program changes for fiscal year 2025, including as it relates to our PRSU award structure. The Compensation Committee retained the core components of our PRSU award structure and added an absolute TSR component for fiscal year 2025, as described below:

■ Absolute TSR will be measured over a full three-year performance period, with performance goals requiring meaningful stock price growth over such period.

■ Any payout under this component will be subject to the achievement of pre-established goals requiring increased absolute TSR performance, with the maximum number of units capped at 75% of the original target PRSU award. No awards under this component will be earned if threshold absolute TSR performance is not achieved.

■ Together with the existing relative TSR component in our PRSU award structure, we believe this adds a meaningful incentive focused on driving stockholder return, aligned with the multi-year objectives of our long-term growth strategy.

Net Bookings PRSUs and Operating Income PRSUs:

We use net bookings and operating income metrics in our PRSU program as they are key indicators of our top-line and bottom-line performance and balance growth and investment spending to deliver long-term results and generate stockholder return. These measures provide our NEOs and management team with increased control over performance as compared to relative TSR, and align our long-term incentive program with our broader business strategy, while maintaining strong alignment to results for our stockholders.

The number of Net Bookings PRSUs and Operating Income PRSUs that are earned and eligible to vest will range from 0% to 200% of the target number of PRSUs for the applicable sub-tranche, in accordance with the payout scale below.

	Below Threshold	Threshold	Target	Maximum
Net Bookings (as a % of Financial Plan[1])	< 90%	≥ 90%	≥ 100%	≥ 110%
Operating Income (as a % of Financial Plan[1])	< 88%	≥ 88%	≥ 100%	≥ 112%
Payout Percentage[2] (as a % of Target)	0%	50%	100%	200%

[1] Financial Plan is the Company's Board-approved financial plan for each relevant fiscal year.

[2] The payout percentage is expressed as a % of target for each sub-tranche; the payout percentage for achievement between the percentages designated above will be interpolated on a straight-line basis.

Performance of Fiscal Year 2024 Net Bookings PRSUs and Operating Income PRSUs

Based on achievement of the fiscal year 2024 net bookings and operating income performance goals relative to target, the payout percentage for these PRSUs will be 95.3% and 98.9%, respectively. For the number of PRSUs earned based on fiscal year 2024 performance, see *"Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year 2024 Year-End Table."* These earned PRSUs will vest on May 20, 2026, subject to the NEO's continued employment on this date, and upon vesting, will be further reflected in the applicable compensation tables included in our fiscal year 2027 proxy statement.

	Threshold	Target	Maximum	Actual Results
Net Bookings (in billions)	$ 6.750	$ 7.500	$ 8.250	$ 7.430
Operating Income (in billions)	$ 1.987	$ 2.258	$ 2.529	$ 2.252
Payout Percentage (as % of target)	50%	100%	200%	97.1%

Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

PRIOR PRSU AWARDS. Each of the net bookings performance goal, the operating income performance goal and the actual results indicated above for fiscal year 2024 also apply to the second tranche of PRSU awards granted in fiscal year 2023 ("2023 awards") and the third tranche of PRSU awards granted in fiscal year 2022 ("2022 awards"). The number of earned PRSUs under those awards are reflected in the applicable compensation tables included in this proxy statement. The 2022 awards vested in May 2024, and the related values of those vested PRSUs will be reflected in the applicable compensation tables included in our fiscal year 2025 proxy statement.

Relative TSR PRSUs

The number of Relative TSR PRSUs that are earned and eligible to vest on May 20, 2026, will range from 0% to 200% of target. Target vesting of Relative TSR PRSUs is tied to *above-median performance* compared to the Nasdaq-100 Index. No Relative TSR PRSUs will be earned if our Relative TSR percentile is below the 25th percentile and Relative TSR PRSU payouts are capped at 200% of target, subject to the negative TSR cap described below.

	Performance	Payout[1] (as % of Target PRSUs)
Below Threshold	< 25th percentile	0%
Threshold	25th percentile	30%
Target	55th percentile	100%
Maximum	90th percentile	200%

[1]   The payout percentage for performance between the 25th and 90th percentiles will be interpolated on a straight-line basis.

If our TSR is negative on an absolute basis at the end of the three-year performance period, the number of Relative TSR PRSUs that can be earned is capped at 100% of target, regardless of whether the Company's Relative TSR percentile is ranked at or above the 55th percentile at the end of the three-year performance period.

Looking ahead to fiscal year 2025:

During our discussions with stockholders in fiscal year 2024, we previewed our proposed compensation program changes for fiscal year 2025, including as it relates to the Relative TSR PRSUs. For fiscal year 2025, the Relative TSR peer group under our PRSU program will transition from the Nasdaq-100 to the S&P 500. In light of recent industry consolidation (including Activision's acquisition by Microsoft and Zynga's acquisition by Take-Two), there are limited public gaming companies of our size. Accordingly, our Compensation Committee believes that the S&P 500 is a better index to reference for interactive entertainment.

PRIOR PRSU AWARDS. The TSR component of the 2023 awards will be measured at the end of the three-year performance period covering fiscal years 2023 through 2025. The TSR component of the 2022 awards was measured following the end of the three-year performance period covering fiscal years 2022 through 2024. The graphic below illustrates the Relative TSR PRSUs that were earned under the 2022 awards and reflected in the applicable compensation tables in this proxy statement. The 2022 awards vested in May 2024, and the related values of those vested PRSUs will be reflected in the applicable compensation tables included in our fiscal year 2025 proxy statement.

	Measurement Period	Beginning Average Stock Price (90 Day Average)	Ending Average Stock Price (90 Day Average)	EA TSR	Relative TSR Percentile	Vest Date	% of Target rTSR PRSUs that vested in May 2024
FY 2022 Relative TSR PRSUs Granted June 2021	36-month period ending March 30, 2024	$138.58	$139.65	0.77%	34th	May 2024	51%

As described in last year's proxy statement, the third tranche of our fiscal year 2021 PRSU awards vested in May 2023, and their related values are reflected in the applicable compensation tables included in this proxy statement.

Time-Based Restricted Stock Units

RSUs reward absolute long-term stock price appreciation, promote retention, facilitate stock ownership and align our NEOs' interests with those of our stockholders.

- RSU awards granted to our NEOs as part of their fiscal year 2024 annual equity awards cliff vest as to one-third of the award eleven months following the grant date, with two-thirds of the award vesting in equal installments every six months thereafter until the award is fully vested.
- 40% of the total target value of the annual equity award for each of Mr. Wilson, Mr. Canfield and Ms. Miele was made in the form of RSUs, and 50% of the total target value of each of our other NEOs' annual equity awards was made in the form of RSUs.

Benefits and Retirement Plans

We provide a wide array of employee benefit programs to our regular employees, including our NEOs, based upon their country of employment. In the United States, our employee benefit programs for eligible employees include medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death and dismemberment ("AD&D") insurance, flexible spending accounts, business travel accident insurance, an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, paid time off and relocation assistance.

We offer retirement plans to our employees based upon their country of employment. In the United States, our employees, including our NEOs, are eligible to participate in a tax-qualified 401(k) plan, with a Company discretionary matching contribution of up to 6% of eligible compensation. The amount of the total matching contribution is determined based on the Company's fiscal year performance. We also maintain a nonqualified deferred compensation plan in which executive-level employees, including our NEOs and our directors, are eligible to participate. None of our NEOs participated in the deferred compensation plan during fiscal year 2024.

Perquisites and Other Personal Benefits

While our NEOs generally receive the same benefits that are available to our other regular employees, they also receive certain additional benefits, including access to a Company-paid physical examination program and greater maximum benefit levels for life insurance, AD&D and long-term disability coverage. We consider these benefits to be standard components of a competitive executive compensation package. Our executives with a ranking of vice president and above and certain worldwide studio organization employees are also eligible to participate in the EA Executive and Studio Leadership Digital Game Benefit program. Executives with a ranking of vice president and above also receive unlimited paid-time off days. Company reimbursed/provided air and ground transportation generally is limited to business travel. We also offer our NEOs the opportunity to receive cybersecurity services to protect their privacy, home networks and devices, where they may conduct EA business. Mr. Wilson receives certain security services intended to promote the ability to perform his job duties by ensuring his personal safety and that of his family. Because these arrangements may be viewed as distinct from business expenses, the aggregate incremental cost of these services is reflected in the totals in the "All Other Compensation" column of the *Fiscal Year 2024 Summary Compensation Table* below. The Compensation Committee will periodically review the nature and cost of this program in relation to Mr. Wilson's security risk profile.

Other Compensation Practices and Policies

Cash Severance Policy

We maintain the Executive Officer Cash Severance Policy, which restricts the Company from entering into any new employment agreement, severance agreement, or separation agreement with any executive officer—or establish any new severance plan or policy covering any executive officer—that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target annual bonus opportunity, without stockholder ratification of such arrangement.

Change in Control Arrangements and Severance

Our executives with a ranking of senior vice president and above are eligible to participate in the Electronic Arts Inc. Amended and Restated Change in Control Severance Plan (the "CIC Plan"). The CIC Plan provides "double-trigger" severance benefits if participants incur a qualifying termination of employment in connection with a change in control. As part of the plan review, the Compensation Committee's independent consultant undertook a market check of the severance benefits and noted that they were in line with the practices of our peer group. For more information on the CIC Plan, please refer to *"Executive Compensation Tables—Potential Payments Upon Termination or Change in Control"* below.

We also maintain a severance plan (the "Severance Plan") that applies generally to our regular full-time U.S.-based employees. Under the Severance Plan, eligible employees (including our executive officers) whose employment is involuntarily terminated in connection with a reduction in force may receive a cash severance payment and premiums for continued health benefits, if such benefits are continued pursuant to COBRA. Any severance arrangements with our NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Compensation Committee. In the event of a change in control of the Company, any cash severance payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the CIC Plan.

We do not maintain any other severance arrangements with our NEOs. We did not enter into any severance arrangements with Mr. Suh in connection with his departure from the Company.

Stock Ownership Holding Requirements for Section 16 Officers

Section 16 officers must maintain stock ownership equal to the minimum ownership requirements in our stock ownership guidelines. Please see *"Stock Ownership Information—Stock Ownership Requirements—Section 16 Officers"* below for additional information on these requirements.

Compensation Recovery (Clawbacks)

Our Board of Directors adopted an updated Clawback Policy in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules issued by the SEC and the Nasdaq Stock Market. The policy mandates the recovery of erroneously awarded incentive-based compensation if the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements. The policy applies to incentive compensation paid during the three completed fiscal years before the restatement and requires that the full amount of any erroneously awarded incentive compensation be recovered.

In addition, both of our time-based and performance-based equity award agreements provide that if an employee engages in fraud or other misconduct that contributes to an obligation to restate the Company's financial statements, the Compensation Committee may terminate the equity award and recapture any equity award proceeds received by the employee within the 12-month period following the public issuance or filing of the financial statements required to be restated.

Risk Considerations

The Compensation Committee considers on an annual basis, in establishing and reviewing our compensation programs, whether the programs encourage unnecessary or excessive risk taking. The Compensation Committee has concluded that they do not and that any related risks are not reasonably likely to have a material adverse effect on the Company. See the section of this Proxy Statement entitled *"Board's Role and Responsibilities—Oversight of Risk Issues—Compensation Risk Assessment"* above for an additional discussion of risk considerations.

Impact of Tax Treatment

Section 162(m) of the Internal Revenue Code limits our ability to take tax deductions for compensation above $1 million paid to certain executive officers. However, the Compensation Committee retains discretion to structure our executive compensation program to be competitive and effective in order to promote the Company's business goals and stockholder interests, despite such tax considerations.

Section 409A of the Internal Revenue Code imposes additional significant taxes and penalties on the individual if an executive officer, director, or other service provider is entitled to "deferred compensation" that does not comply with the requirements of Section 409A of the Internal Revenue Code. We have structured deferred compensation in a manner intended to comply with or be exempt from Section 409A of the Code and the regulations and other guidance promulgated thereunder. We do not provide any executive officer, including any NEO, with any excise tax "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code.

Compensation Committee Report on Executive Compensation

The following Compensation Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that EA specifically incorporates it by reference into a filing.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion & Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE MEMBERS

Talbott Roche (Chair)
Rachel Gonzalez
Heidi Ueberroth

Executive Compensation Tables

Fiscal Year 2024 Summary Compensation Table

The following table shows information concerning the compensation earned by or awarded to our "Named Executive Officers" or "NEOs" for fiscal year 2024, and, where applicable, fiscal years 2023 and 2022.

Name and Principal Position for fiscal Year 2024	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Andrew Wilson							
Chief Executive Officer	2024	1,300,000	–	20,391,283	3,448,250	503,560	25,643,093
	2023	1,300,000	–	16,724,254	2,454,790	179,958	20,659,002
	2022	1,292,923	–	13,973,702	4,571,933	19,981	19,858,539
Stuart Canfield							
Chief Financial Officer	2024	589,694	–	5,218,824	650,000	18,259	6,476,777
Laura Miele							
President of EA Entertainment, Technology & Central Development	2024	820,385	–	10,056,580	1,200,000	18,152	12,095,117
	2023	800,000	–	9,091,870	900,000	12,025	10,803,895
	2022	793,808	–	8,135,896	1,433,769	20,264	10,383,737
Mala Singh							
Chief People Officer	2024	637,231	–	5,511,786	800,000	17,702	6,966,719
	2023	625,000	–	4,704,675	600,000	11,927	5,941,602
Jacob Schatz							
Executive Vice President of Global Affairs & Chief Legal Officer	2024	637,231	–	5,511,786	750,000	17,607	6,916,624
Chris Suh							
Former Chief Financial Officer	2024	190,577	–	1,765,215	–	6,849	1,962,641
	2023	700,000	–	7,164,745	651,420	112,708[4]	8,628,873
	2022	51,154	2,657,534[4]	4,153,236	–	2,587	6,864,511

[1] Represents the aggregate grant date fair value of RSUs and PRSUs calculated according to the assumptions set forth in the Fiscal Year 2024 Grants of Plan-Based Awards Table. Grant date fair value is determined for financial statement reporting purposes in accordance with FASB ASC Topic 718 and the amounts shown may not reflect the actual value realized by the recipient. PRSU/PSU values are included in this column to the extent that the PRSUs/PSUs have a grant date under FASB ASC Topic 718 in the fiscal year. For purposes of the PRSUs/PSU, the grant date occurs when the applicable performance targets are set. For additional information on the PRSU/PSU values presented in this column, see footnote 3 to the "Fiscal Year 2024 Grants of Plan-Based Award Table".

For RSUs, grant date fair value is calculated using the closing price of our common stock on the grant date. For the portion of fiscal year 2024 PRSUs that vest based on the achievement of operating metrics, the grant date fair value reported is based upon the closing price of our common stock and the assessed probability of achievement of the operating metrics, on the grant date. For the 3-year relative TSR portion of fiscal year 2024 PRSUs, the grant date fair value reported is based upon the probable outcome of such conditions using a Monte-Carlo simulation model. For additional information regarding the valuation methodology for RSUs and PRSUs, see Note 15, "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report. The PRSUs granted to our NEOs in fiscal year 2024 that vest based on our 3-year relative TSR performance are referred to as "Market-Based Restricted Stock Units" in Note 15, "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report.

The actual vesting of the PRSUs will be between 0% and 200% of the target number of PRSUs granted. The grant date fair value of the PRSUs granted in fiscal year 2024, assuming the highest level of performance conditions will be achieved, is $24,382,791 for Mr. Wilson, $5,637,681 for Mr. Canfield, $12,113,338 for Ms. Miele, $5,523,614 for Ms. Singh, $5,523,614 for Mr. Schatz, and $3,530,430 for Mr. Suh. For additional information regarding the specific terms of the PRSUs granted to our NEOs in fiscal year 2024, see the "Fiscal Year 2024 Grants of Plan-Based Awards Table" below.

All unvested equity awards held by Mr. Suh were forfeited upon his departure on June 30, 2023. Mr. Suh's fiscal year 2023 PRSUs continue to be reflected in this table only because the performance metrics applicable to those tranches were established in fiscal year 2024, though all such PRSUs were forfeited on June 30, 2023. Due to his pending departure, Mr. Suh did not receive any equity awards for fiscal year 2024.

[2] Represents amounts awarded to each NEO under the Executive Bonus Plan. For additional information about the annual performance cash bonuses paid to our NEOs in fiscal year 2024 see "Our NEOs' Fiscal Year 2024 Compensation—Annual Performance Cash Bonus Awards" in the "Compensation Discussion and Analysis" above.

(3) Details about the amounts in the "All Other Compensation" column for fiscal year 2024 are set forth below. For additional information, see *"Benefits and Retirement Plans"* and *"Perquisites and Other Personal Benefits"* in the *"Compensation Discussion and Analysis"* above.

Name	Insurance Premiums ($)[a]	401(K) Matching Contributions ($)	Other ($)	Total ($)
Andrew Wilson	1,270	16,350	485,940[b]	503,560
Stuart Canfield	1,270	15,790	1,199[c]	18,259
Laura Miele	1,270	14,994	1,888[c]	18,152
Mala Singh	1,270	14,937	1,495[c]	17,702
Jacob Schatz	1,270	14,954	1,383[c]	17,607
Chris Suh	318	6,063	468[d]	6,849

[a] Includes premiums paid on behalf of each NEO under Company sponsored group life insurance, AD&D, and long-term disability programs.

[b] Includes $482,560 in personal security benefits pursuant to a framework approved by the Board, following an assessment conducted by an outside security consultant. Also includes leadership digital games and in-kind gifts, and $1,473 in tax reimbursements with respect to perquisites or other personal benefits consistent with the policy applicable to all employees receiving in-kind gifts.

[c] Represents tax reimbursements with respect to perquisites or other personal benefits consistent with the policy applicable to all employees receiving in-kind gifts.

[d] Adjusted for the amounts repaid by Mr. Suh in connection with his departure pursuant to the terms of the offer letter between the Company and Mr. Suh dated January 14, 2022—Mr. Suh repaid $1,342,466 of his sign-on bonus and $500,000 in relocation benefits.

Fiscal Year 2024 Grants of Plan-Based Awards Table

The following table shows information regarding non-equity incentive and equity incentive plan-based awards granted to our NEOs during fiscal year 2024.

Name	Grant Date[1]	Approval Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Andrew Wilson									
Annual Bonus Opportunity	—	—	2,600,000	5,200,000	—	—	—	—	—
FY24 PRSUs-rTSR	6/16/2023	5/16/2023	—	—	9,579	31,930	63,860	—	4,882,736
FY24 PRSUs-OM	6/16/2023	5/16/2023	—	—	5,305	21,223	42,446	—	2,730,551
FY23 PRSUs-OM	6/16/2023	5/16/2023	—	—	4,688	18,753	37,506	—	2,412,761
FY22 PRSUs-OM	6/16/2023	5/16/2023	—	—	4,207	16,830	33,660	—	2,165,348
RSUs	6/16/2023	5/16/2023	—	—	—	—	—	63,733	8,199,888
Stuart Canfield									
Annual Bonus Opportunity	—	—	625,000	1,250,000	—	—	—	—	—
FY24 PRSUs-rTSR	6/22/2023	6/13/2023	—	—	2,875	9,584	19,168	—	1,465,585
FY24 PRSUs-OM	6/22/2023	6/13/2023	—	—	1,592	6,370	12,740	—	799,117
FY23 PSUs	6/16/2023	5/15/2023	—	—	586	2,344	4,688	—	301,579
FY22 PSUs	6/16/2023	5/15/2023	—	—	490	1,963	3,926	—	252,560
RSUs	6/22/2023	6/13/2023	—	—	—	—	—	19,131	2,399,984
Laura Miele									
Annual Bonus Opportunity	—	—	1,031,250	2,062,500	—	—	—	—	—
FY24 PRSUs-rTSR	6/16/2023	5/15/2023	—	—	4,672	15,576	31,152	—	2,381,882
FY24 PRSUs-OM	6/16/2023	5/15/2023	—	—	2,588	10,352	20,704	—	1,331,888
FY23 PRSUs-OM	6/16/2023	5/15/2023	—	—	2,604	10,418	20,836	—	1,340,380
FY22 PRSUs-OM	6/16/2023	5/15/2023	—	—	1,948	7,792	15,584	—	1,002,519
RSUs	6/16/2023	5/15/2023	—	—	—	—	—	31,089	3,999,911
Mala Singh									
Annual Bonus Opportunity	—	—	640,000	1,280,000	—	—	—	—	—
FY24 PRSUs-rTSR	6/16/2023	5/15/2023	—	—	2,141	7,138	14,276	—	1,091,543
FY24 PRSUs-OM	6/16/2023	5/15/2023	—	—	1,186	4,745	9,490	—	610,492
FY23 PRSUs-OM	6/16/2023	5/15/2023	—	—	1,085	4,341	8,682	—	558,513
FY22 PRSUs-OM	6/16/2023	5/15/2023	—	—	974	3,896	7,792	—	501,259
RSUs	6/16/2023	5/15/2023	—	—	—	—	—	21,374	2,749,979
Jacob Schatz									
Annual Bonus Opportunity	—	—	640,000	1,280,000	—	—	—	—	—
FY24 PRSUs-rTSR	6/16/2023	5/15/2023	—	—	2,141	7,138	14,276	—	1,091,543
FY24 PRSUs-OM	6/16/2023	5/15/2023	—	—	1,186	4,745	9,490	—	610,492
FY23 PRSUs-OM	6/16/2023	5/15/2023	—	—	1,085	4,341	8,682	—	558,513
FY22 PRSUs-OM	6/16/2023	5/15/2023	—	—	974	3,896	7,792	—	501,259
RSUs	6/16/2023	5/15/2023	—	—	—	—	—	21,374	2,749,979

Chris Suh[4]									
Annual Bonus Opportunity	−	−	725,000	1,450,000	−	−	−	−	−
FY23 PRSUs-OM	6/16/2023	5/15/2023	−	−	2,083	8,335	16,670	−	1,072,381
FY23 New Hire PRSUs-OM	6/16/2023	5/15/2023	−	−	1,346	5,385	10,770	−	692,834

[1] In accordance with FASB ASC Topic 718, represents the date on which the grant date fair value was established. Each grant was approved by our Compensation Committee, or the Board of Directors for our CEO, on the corresponding Approval Date next to each Grant Date.

[2] The amounts shown represent the target and maximum amount of cash bonus awards provided for under the Executive Bonus Plan for the NEOs. Mr. Suh was ineligible to receive an annual performance cash bonus award because he departed EA in June 2023. The target amounts are pre-established as a percentage of salary and the maximum amounts represent 2x the target amounts, the maximum amount that could be paid to the NEO under the Executive Bonus Plan. For more information regarding our NEOs' bonus targets and the actual cash bonus earned by each NEO for fiscal year 2024, see the section titled *"Our NEOs' Fiscal Year 2024 Compensation"* in the *"Compensation Discussion and Analysis"* above.

[3] Represents the threshold, target, and maximum units for PRSUs/PSUs with a grant date established under FASB ASC Topic 718 in fiscal year 2024. Because the grant date under FASB ASC Topic 718 occurs when the performance targets are approved, the target number of PRSUs/PSUs is calculated based on that portion of an award for which performance targets were set in fiscal 2024 as follows:

Award and Performance Metric	Tranche	Portion of Total Award with Performance Targets Set in FY24
FY24 – rTSR (NEOs except Mr. Suh)	First	3/9ths
FY24 – OM (NEOs except Mr. Suh)	First	2/9ths
FY23 – OM (NEOs except Mr. Canfield)	Second	2/9ths
FY23 – New Hire OM (Mr. Suh)	Second	2/9ths
FY23 – PSUs (Mr. Canfield)	Second	2/6ths
FY22 – OM (NEOs except Mr. Suh and Mr. Canfield)	Third	2/9ths
FY22 – PSUs (Mr. Canfield)	Third	2/6ths

For the PRSUs/PSUs that vest based on annual net bookings and operating income performance, the threshold is calculated assuming threshold performance was achieved for one of the metrics only. For all PRSUs/PSUs, the maximum is calculated assuming maximum performance was met for all metrics.

For purposes of this table, PRSUs-rTSR represent PRSUs that vest based on EA's Relative TSR Percentile measured over a three-year performance period. PRSUs-OM represent PRSUs that vest based on the attainment of annual operating metric targets during each year of a three-year performance period. If any PRSUs become eligible to vest, they will cliff vest after the end of the applicable three-year performance period (May 20, 2026 for fiscal year 2024 PRSUs, May 20, 2025 for fiscal year 2023 PRSUs and May 16, 2024 for fiscal year 2022 PRSUs).

PSUs were granted to Mr. Canfield in his role before he was appointed to the Chief Financial Officer position. PSUs represent performance-based units that vest based on the attainment of annual operating metrics during a one-year performance period. If any PSUs become eligible to vest, they will vest at the end of the applicable one-year performance period (May 20, 2024 for fiscal year 2023 PSUs, and May 16, 2024 for fiscal year 2022 PSUs).

Vesting of all performance awards is subject to the NEO's continuous employment on the applicable vesting date.

All unvested PRSUs held by Mr. Suh were forfeited upon his departure on June 30, 2023. Mr. Suh's fiscal year 2023 PRSUs continue to be reflected in this table only because the performance metrics applicable to those tranches were established in fiscal year 2024, though all such PRSUs were forfeited on June 30, 2023. Due to his pending departure, Mr. Suh did not receive any equity awards for fiscal year 2024.

For additional information regarding the specific terms of the PRSUs granted in fiscal year 2024, see the sections titled *"Our NEOs' Fiscal Year 2024 Compensation— Long-Term Equity Incentives"* in the *"Compensation Discussion and Analysis"* above.

[4] Represents awards of RSUs. The RSUs granted to our NEOs (except Mr. Canfield) vested as to 33% of the units on May 16, 2024, and the remainder of the award will vest in approximately equal increments every six months thereafter until the award is fully vested on May 16, 2026, subject to the NEO's continued employment through each applicable vesting date. The RSUs granted to Mr. Canfield vest as to 33% of the units on June 22, 2024, and the remainder of the units will vest in approximately equal increments every six months thereafter until the award is fully vested on June 22, 2026, subject to the Mr. Canfield's continued employment through each applicable vesting date.

All unvested RSUs held by Mr. Suh were forfeited upon his departure on June 30, 2023. Due to his pending departure, Mr. Suh did not receive any equity awards for fiscal year 2024.

For additional information regarding the specific terms of the RSUs granted to our NEOs in fiscal year 2024, see the section titled *"Our NEOs' Fiscal Year 2024 Compensation—Long-Term Equity Incentives"* in the *"Compensation Discussion and Analysis"* above.

[5] Amounts determined pursuant to FASB ASC Topic 718. For grants of RSUs, represents the aggregate grant date fair value of RSUs calculated using the closing price of our common stock on the grant date. For grants of PRSUs/PSUs that vest based on the achievement of operating metrics, the grant date fair value reported is based upon the closing price of our common stock and the assessed probability of achievement of the operating metrics, on the grant date. For grants of PRSUs that are subject to market conditions related to total stockholder return, the grant date fair value reported is based upon the probable outcome of such conditions using a Monte-Carlo simulation method. For a more detailed discussion of the valuation methodology and assumptions used to calculate grant date fair value, see Note 15 "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report. The Relative TSR PRSUs granted to our NEOs in fiscal year 2024 are referred to as "Market-Based Restricted Stock Units" in Note 15 to the Consolidated Financial Statements in our Annual Report.

Outstanding Equity Awards at Fiscal Year 2024 Year-End Table

The following tables show information regarding outstanding stock options, RSUs, and PRSUs held by our NEOs as of the end of fiscal year 2024.

All outstanding equity awards were granted pursuant to our 2019 Equity Incentive Plan (the "2019 EIP"). The market value of the unvested RSUs and PRSUs is determined by multiplying the number of unvested units by $132.67, the per share closing price of the Company's common stock on March 28, 2024, the last trading day of fiscal year 2024.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)
Andrew Wilson	6/16/2023	—	—	31,930[1]	4,236,153
	6/16/2023	20,607[2]	2,733,931	—	—
	6/16/2023	63,733[3]	8,455,457	—	—
	6/16/2022	—	—	28,130[4]	3,732,007
	6/16/2022	22,934[5]	3,042,654	—	—
	6/16/2022	21,097[6]	2,798,939	—	—
	6/16/2021	12,875[7]	1,708,126	—	—
	6/16/2021	45,322[8]	6,012,870	—	—
	6/16/2021	6,311[6]	837,280	—	—
Stuart Canfield	6/22/2023	—	—	9,584[1]	1,271,509
	6/22/2023	6,185[2]	820,564	—	—
	6/22/2023	19,131[3]	2,538,110	—	—
	6/16/2022	2,276[9]	301,957	—	—
	6/16/2022	3,516[3]	466,468	—	—
	2/16/2022	5,001[3]	663,483	—	—
	6/16/2021	1,906[9]	252,869	—	—
	6/16/2021	982[3]	130,282	—	—
Laura Miele	6/16/2023	—	—	15,576[1]	2,066,468
	6/16/2023	10,051[2]	1,333,466	—	—
	6/16/2023	31,089[3]	4,124,578	—	—
	6/16/2022	—	—	15,628[4]	2,073,367
	6/16/2022	12,740[5]	1,690,216	—	—
	6/16/2022	11,720[6]	1,554,892	—	—
	6/16/2021	5,960[7]	790,713	—	—
	6/16/2021	20,983[8]	2,783,815	—	—
	6/16/2021	4,383[6]	581,493	—	—
Mala Singh	6/16/2023	—	—	7,138[1]	946,998
	6/16/2023	4,607[2]	611,211	—	—
	6/16/2023	21,374[3]	2,835,689	—	—
	6/16/2022	—	—	6,512[4]	863,947
	6/16/2022	5,308[5]	704,212	—	—
	6/16/2022	7,325[6]	971,808	—	—
	6/16/2021	2,979[7]	395,224	—	—
	6/16/2021	10,491[8]	1,391,841	—	—
	6/16/2021	2,191[6]	290,680	—	—
Jacob Schatz	6/16/2023	—	—	7,138[1]	946,998

	6/16/2023	4,607[2]	611,211	—	—
	6/16/2023	21,374[3]	2,835,689	—	—
	6/16/2022	—	—	6,512[4]	863,947
	6/16/2022	5,308[5]	704,212	—	—
	6/16/2022	7,325[6]	971,808	—	—
	6/16/2021	2,979[7]	395,224	—	—
	6/16/2021	10,491[8]	1,391,841	—	—
	6/16/2021	2,191[6]	290,680	—	—
Chris Suh[10]	—	—	—	—	—

[1] Represents the PRSUs, assuming target achievement, that vest based on our Relative TSR performance over the three-year performance period covering fiscal years 2024 through 2026. Any earned PRSUs are eligible to vest on May 20, 2026. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2024 Compensation—Long-Term Equity Incentives—Fiscal Year 2024 Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

[2] For the PRSUs that vest based on performance against annual operational metrics, the amount includes only PRSUs relating to the portion of the award for which the fiscal year 2024 performance targets were approved and reflects the number of PRSUs earned based on performance against the fiscal year 2024 goals. Any earned PRSUs are eligible to vest on May 20, 2026. The portion of the PRSUs that vest based on net bookings and operating income targets for fiscal years 2025 and 2026 will be disclosed in the compensation tables for the fiscal year in which the related performance targets are approved. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2024 Compensation—Long-Term Equity Incentives—Fiscal Year 2024 Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

[3] Represents an award of RSUs that vested or will vest as to 1/3 of the units one month prior to the first anniversary of the grant date, with 1/6th of the award vesting every six months thereafter until the award is fully vested.

[4] Represents the PRSUs, assuming target achievement, that vest based on our Relative TSR performance over the three-year performance period covering fiscal years 2023 through 2025. Any earned PRSUs are eligible to vest on May 20, 2025.

[5] For the PRSUs that vest based on performance against annual operational metrics, the amount includes only PRSUs relating to the portion of the award for which the fiscal year 2023 and fiscal year 2024 performance targets were approved and reflects the number of PRSUs earned based on performance against fiscal year 2023 and fiscal year 2024 goals. Any earned PRSUs are eligible to vest on May 20, 2025. The portion of the PRSUs that vest based on net bookings and operating income targets for fiscal year 2025 will be disclosed in the compensation tables in next year's proxy statement. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2024 Compensation—Long-Term Equity Incentives—Prior PRSU Awards"* in the *"Compensation Discussion and Analysis"* above.

[6] Represents an award of RSUs that vested or will vest as to ½ of the units one month prior to the first anniversary of the grant date, with 1/8th of the award vesting every six months thereafter until the award is fully vested.

[7] Represents the PRSUs granted in June 2021 that were earned based on EA's Relative Nasdaq-100 TSR Percentile for the 36-month measurement period ending March 30, 2024. The earned PRSUs vested on May 16, 2024. For additional information regarding the specific terms of the PRSUs granted to our NEOs, including the actual percentage attainment for the PRSUs that were earned at the end of fiscal year 2024 and vested in May 2024, see the discussion under the section titled *"Our NEOs' Fiscal Year 2024 Compensation—Long-Term Equity Incentives—Prior PRSU Awards"* in the *"Compensation Discussion and Analysis"* above.

[8] For the PRSUs that vest based on performance against annual operational metrics, the amount includes PRSUs relating to the portion of the award for which the fiscal year 2022, fiscal year 2023, and fiscal year 2024 performance targets were approved and reflects the number of PRSUs earned based on performance against fiscal 2022, fiscal year 2023, and fiscal year 2024 goals. The earned PRSUs vested on May 16, 2024. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2024 Compensation—Long-Term Equity Incentives—Prior PRSU Awards"* in the *"Compensation Discussion and Analysis"* above.

[9] PSUs were granted to Mr. Canfield in his role before he was appointed to the Chief Financial Officer position. PSUs represent performance-based units that vest based on the attainment of annual operating metrics during a one-year performance period. This entry includes only PSUs relating to the portion of the award for which the fiscal year 2024 performance targets were approved and reflects the number of PSUs earned based on performance against fiscal year 2024 goals. Any earned PRSUs are eligible to vest on May 20, 2024 for PSUs granted on June 16, 2022, and on May 16, 2024 for PSUs granted on June 16, 2021.

[10] Mr. Suh forfeited his outstanding equity awards upon his departure from the Company on June 30, 2023, and as a result did not have any outstanding equity awards as of the end of fiscal year 2024.

Fiscal Year 2024 Option Exercises and Stock Vested Table

The following table shows all RSUs and performance-based units that vested and the value realized upon vesting, by our NEOs during fiscal year 2024.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)[2]**	**Value Realized on Vesting ($)[3]**
Andrew Wilson	—	—	71,326	9,032,297
Stuart Canfield	—	—	18,269	2,376,989
Laura Miele	—	—	54,704	7,080,686
Mala Singh	—	—	20,091	2,552,601
Jacob Schatz	—	—	20,091	2,552,601
Chris Suh	—	—	8,334	1,040,417

[1] There was no stock option activity during fiscal year 2024.

[2] Represents shares of EA common stock released upon vesting of RSUs and/or performance-based restricted stock units during fiscal year 2024.

[3] The value realized upon vesting is calculated by multiplying the number of units vested by the closing price of EA common stock on the trading day prior to the vesting date.

Potential Payments Upon Termination or Change in Control

Termination of Employment

Our NEOs have not entered into employment agreements with the Company. In connection with a termination of employment, all outstanding equity awards held by our NEOs will be forfeited unless the applicable NEO's employment is terminated for reasons due to death, disability, or in connection with a change in control of the Company.

Treatment of Equity Awards Upon Death or Disability

TIME-BASED RSUs. Our equity award agreements for all award recipients, including our NEOs, provide that any unvested RSUs will vest in full on the date of a participant's death, as long as the participant has been employed by us for at least 12 months prior to the date of death. In addition, our award agreements for all award recipients provide that if a participant's employment terminates due to disability, a pro-rata portion of the RSUs will vest, which calculation will be based on the number of RSUs scheduled to vest on the next anniversary of the grant date multiplied by the number of months worked during the 12 months preceding such anniversary date, divided by 12.

PERFORMANCE-BASED RSUs. The equity award agreements for our PRSUs provide that in the event of an NEO's death, any unvested PRSUs as of the date of death will remain eligible to vest on the regularly scheduled vest dates for the applicable award, based on actual performance, as long as the NEO has been employed by us for at least 12 months prior to the date of death. The same treatment applies if an NEO terminates employment due to disability, except that the number of unvested PRSUs that remain eligible to vest on the regularly scheduled vest dates for the applicable award is determined on a pro-rata basis, based on the number of months worked by the NEO from the beginning of the performance period through the date of termination, divided by the number of months in the applicable measurement period.

Termination of Employment in Connection with a Change in Control

Electronic Arts Change in Control Severance Plan

Our NEOs participate in the Electronic Arts Inc. Amended and Restated Change in Control Severance Plan (the "CIC Plan"). The CIC Plan is a "double-trigger" plan, which provides Senior Vice Presidents and above with payments and benefits if their employment is terminated without "cause" or if they resign for "good reason" (each, as defined in the CIC Plan) during the three-month period preceding or 18-month period following a change in control of the Company (and the Compensation Committee determines the termination of employment was made in connection with the change in control) (a "Qualifying Termination"). The CIC Plan payments and benefits include a lump sum cash severance payment, consisting of 1.5 times (or 2 times for the CEO) the sum of the NEO's annual base salary, as in effect immediately prior to the date of termination, and the NEO's target annual cash bonus opportunity for the year of termination, a payment equal to the applicable monthly COBRA premium for continued health benefits for 18 months (or 24 months for our CEO), and full vesting of all outstanding and unvested equity awards, other than performance-based equity awards, the vesting of which is governed by the terms of the applicable equity award agreements, as described below. As a condition to our NEOs' right to receive the payments and benefits provided under the CIC Plan, the NEO is required to execute a release of claims against the Company (unless the requirement is waived) that includes a non-defamation provision.

The CIC Plan does not provide for any additional payments or benefits (for example, tax gross-ups or reimbursements) in the event that the payments under the CIC Plan and other arrangements offered by the Company or its affiliates cause an executive officer to owe an excise tax under Sections 280G and 4999 of the Code ("Section 280G"). However, the CIC Plan provides that if an executive officer would receive a greater net after-tax benefit by having his or her CIC Plan payments reduced to an amount that would avoid the imposition of the Section 280G excise tax, then his or her payment will be reduced accordingly.

Performance-Based RSUs

Pursuant to the terms of PRSU awards, if a change in control of the Company occurs prior to the expiration of the performance period and the NEO remains employed by the Company or the Company's successor entity, the PRSUs may vest on their scheduled vesting date(s) following the change in control of the Company. The number of outstanding and unvested PRSUs that remain eligible to vest on the applicable vest dates (or vesting opportunities), which we refer to as "Eligible Units," will be determined based on actual or target performance, as follows.

Relative TSR PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance.
	■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be based on actual performance through the last business day preceding the change in control.
Net Bookings and Operating Income PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance.
	■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be equal to (a) actual performance for each completed measurement period and (b) the greater of the target and actual level of performance for each remaining measurement period (or in the case of the FY22 grants, at target for each remaining measurement period).

If the employment of the NEO is terminated due to a Qualifying Termination (i.e., a termination without "cause" or a resignation for "good reason" during the three-month period preceding or 18-month period following a change in control of the Company, and the Compensation Committee determines the termination of employment was made in connection with the change in control), the Eligible Units will vest in full upon the date of such Qualifying Termination, subject to the timely execution of a severance agreement and release of claims against the Company. Any reduction of the recipient's awards in respect of Section 280G would be applied in the same manner with respect to the PRSUs as under the CIC Plan.

Estimated Potential Payments Upon Termination

The following table sets forth an estimate of the potential payments and benefits under the terms of our equity award agreements and the CIC Plan that would be payable to our NEOs assuming they incurred a qualifying termination of employment due to death, disability or in connection with a change in control, in each case, on March 30, 2024, the last day of fiscal year 2024, other than for Mr. Suh who departed EA in June 2023 without any severance benefits. For purposes of the estimates below, we used the closing price of our common stock on March 28, 2024 (the last trading day of fiscal year 2024) of $132.67 per share.

Name	Cash Severance ($)[1]	RSUs ($)[2]	PRSUs ($)[3]	Other ($)[4]	Total ($)
Andrew Wilson					
Termination due to Death	−	12,091,676	−	−	12,091,676
Termination due to Disability	−	4,206,170	−	−	4,206,170
Qualifying Termination	7,800,000	12,091,676	27,491,473	69,264	47,452,413
Stuart Canfield					
Termination due to Death	−	3,798,342	−	−	3,798,342
Termination due to Disability	−	1,037,424	−	−	1,037,424
Qualifying Termination	1,875,000	3,798,342	4,317,815	17,171	10,008,328
Laura Miele					
Termination due to Death	−	6,260,963	−	−	6,260,963
Termination due to Disability	−	2,268,259	−	−	2,268,259
Qualifying Termination	2,784,375	6,260,963	13,781,000	47,301	22,873,639
Mala Singh					
Termination due to Death	−	4,098,176	−	−	4,098,176
Termination due to Disability	−	1,429,652	−	−	1,429,652
Qualifying Termination	1,920,000	4,098,176	6,272,914	47,301	12,338,391
Jake Schatz					
Termination due to Death	−	4,098,176	−	−	4,098,176
Termination due to Disability	−	1,429,652	−	−	1,429,652
Qualifying Termination	1,920,000	4,098,176	6,272,914	51,948	12,343,038

[1] Represents the sum of each NEO's annual base salary as of March 30, 2024, and target cash bonus opportunity for fiscal year 2024, respectively, multiplied by 2 for Mr. Wilson and by 1.5 for our other NEOs.

[2] *Termination due to Death:* Represents the value of unvested RSUs that would accelerate and vest in full assuming a termination date of March 30, 2024. Accelerated vesting in the event of death is consistent with the treatment applicable to all employees with RSUs.

Termination due to Disability: Represents the value of unvested RSUs that would accelerate on a pro-rata basis assuming a termination date March 30, 2024, based on the number of RSUs scheduled to vest on the next anniversary of the grant date multiplied by the number of months worked during the 12 months preceding such anniversary date, divided by 12.

Qualifying Termination: Represents the value of unvested RSUs that would become vested assuming a Qualifying Termination occurred on March 30, 2024:

[3] *Termination due to Death:* Upon a termination due to death, PRSUs remain eligible to vest on their regularly scheduled vest dates, based on actual performance for the applicable metric at the end of the applicable measurement periods. For purposes of this table, no value is attributed to outstanding PRSUs which would have remained eligible to vest based on actual performance at the end of the applicable measurement periods because neither the level of performance that will be achieved nor the market price of our common stock at the time of vesting could be determined as of March 30, 2024.

Termination due to Disability: Upon a termination due to disability, PRSUs remain eligible to vest on their regularly scheduled vest dates on a pro-rata basis, based on actual performance at the end of the applicable measurement periods. For purposes of this table, no value is attributed to outstanding PRSUs which would have remained eligible to vest based on actual performance at the end of the applicable measurement periods because neither the level of performance that will be achieved nor the market price of our common stock at the time of vesting could be determined as of March 30, 2024.

Qualifying Termination: Represents the estimated value of unvested PRSUs that would accelerate and vest assuming a Qualifying Termination occurred on March 30, 2024, calculated based on the following:

Award Month & Year	Net Bookings and Operating Income PRSUs	Relative TSR PRSUs
June 2023	■ actual performance for the first tranche ■ target performance for the second and third tranches	actual performance based on how relative TSR was tracking for each of these grants as of March 30, 2024
June 2022	■ actual performance for first and second tranches ■ target performance for the third tranche	
June 2021	■ actual performance for all three tranches	actual performance over FY22-FY24

[4] Represents a payment equal to the estimated monthly COBRA premiums for 18 months (or 24 months for our CEO).

Fiscal Year 2024 Pay Ratio

For fiscal year 2024, the annual total compensation of our median employee was $148,704, and the annual total compensation of Mr. Wilson, was $25,643,093. The ratio of these amounts is 172 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

To identify our median employee, we used a consistently applied compensation measure ("CACM") for all employees on our worldwide payroll as of March 15, 2024, including full time, part-time, regular, and temporary employees.

Our CACM consisted of the following elements of compensation, as obtained from our internal payroll systems:

■ base salary as of March 15, 2024 (annualized for permanent employees on leave of absence or not employed for the full year);

■ discretionary bonuses (performance or other one-time payments) paid to employees in fiscal year 2024;

■ the grant date fair market value of equity awards granted to employees in fiscal year 2024; and

■ exchange rates were applied as of the determination date to convert all non-U.S. currencies into U.S. dollars.

Other than annualizing base salary for permanent employees, we did not make any compensation adjustments whether for cost of living or otherwise in the identification process.

The median employee's annual total compensation for fiscal year 2024 was calculated in USD and determined using the same methodology used to determine Mr. Wilson's annual total compensation set forth in the "Fiscal Year 2024 Summary Compensation Table."

As permitted under SEC rules, we are using the same median employee identified for purposes of calculating the CEO pay ratio in fiscal year 2023. We believe there has been no change in fiscal year 2024 to our employee population, employee compensation arrangements, or the circumstances of that median employee since he or she was first identified that would result in a significant change to our pay ratio.

SEC regulations permit companies to adopt a variety of methodologies, apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices and other factors unique to their workforce and business operations when calculating their pay ratio. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance Table

The following table provides information regarding the compensation paid to our principal executive officer (or PEO) and non-PEO NEOs for the fiscal years ended March 31, 2024, 2023, 2022, and 2021, and certain measures of Company performance for such periods. We are using management reporting non-GAAP net revenue as the Company Selected Measure.

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Total Shareholder Return[3] ($)	Peer Group Total Shareholder Return[4] ($)	Net Income (In Millions) ($)	Non-GAAP Net Revenue (In Millions)[5] ($)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
2024	25,643,093	24,758,368	6,883,584	8,222,584	135	206	1,273	7,430
2023	20,659,002	9,942,539	8,383,839	3,432,972	122	166	802	7,341
2022	19,858,539	9,862,702	9,279,183	5,423,948	127	183	789	7,515
2021	39,165,820	43,921,635	10,591,829	13,798,185	135	170	837	6,190

[1] The named executive officers for each applicable year are:

Year	PEO	Non-PEO NEOs
2024	Andrew Wilson	Laura Miele, Stuart Canfield, Mala Singh, Jake Schatz, Chris Suh.
2023	Andrew Wilson	Laura Miele, Chris Suh, Chris Bruzzo, Mala Singh, Kenneth Moss.
2022	Andrew Wilson	Laura Miele, Chris Suh, Kenneth Moss, Chris Bruzzo, Blake Jorgensen.
2021	Andrew Wilson	Laura Miele, Kenneth Moss, Chris Bruzzo, Blake Jorgensen.

[2] The amounts reported in this column represent "compensation actually paid" to our PEO and other NEOs (on average), as calculated in accordance with Item 402(v) of Regulation S-K. To determine "compensation actually paid," the amounts reported in the "Total" column of the Summary Compensation Table for the applicable year were adjusted as follows:

Year	Executives	Summary Compensation Table Total ($)	Deduct Summary Compensation Table Stock Awards ($)	Add Year-End Value of Unvested Equity Granted in Year ($)	Add Change in Value of Unvested Awards Granted in Prior Years ($)	Add Change in Value of Vested Equity Granted in Prior Years ($)	Compensation Actually Paid ($)
2024	PEO	25,643,093	20,391,283	19,767,621	(702,100)	441,037	24,758,368
	Non-PEO NEOs*	6,883,584	5,612,847	5,022,439	934,044	995,364	8,222,584

*   Presented on an averaged basis

[3] The amounts reported in this column reflect the Company's cumulative TSR as of March 31 of each year presented, assuming an initial fixed $100 investment on March 31, 2020.

[4] The peer group used for relative TSR is the RDG Technology Composite Index which is the same peer group the Company uses for its Item 201(e) of Regulation S-K disclosure, assuming an initial fixed $100 investment on March 31, 2020.

[5] We identified Non-GAAP Net Revenue as our Company-Selected Measure. Additional information regarding use of non-GAAP measures and reconciliations to the most direct comparable GAAP measures can be found on Appendix A in the proxy statement for the fiscal year to which the non-GAAP measure relates.

Relationship between "Compensation Actually Paid" and TSR



Relationship between "Compensation Actually Paid" and Net Income



Relationship between "Compensation Actually Paid" and Non-GAAP Net Revenue



Most Important Performance Measures

The performance measures identified below represent the measures the Company considers the most important in its executive compensation program linking pay to performance for fiscal year 2024. The use of each measure is discussed in the *Compensation Discussion and Analysis—Our NEOs' Fiscal Year 2024 Compensation*.

Most Important Performance Measures
Non-GAAP Net Revenue*
Non-GAAP Earnings Per Share*
Non-GAAP Operating Income*

* Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

Equity Compensation Plan Information

The following table shows information, as of March 30, 2024, regarding shares of our common stock authorized for issuance under our 2019 EIP, our 2000 Equity Incentive Plan (which terminated on August 8, 2019) ("2000 EIP"), and our 2000 Employee Stock Purchase Plan, as amended ("ESPP").

Plan Category	Number Of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (B)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	8,427,844[1]	—	18,725,150[3]
Equity compensation plans not approved by security holders	—	—	—
Total[4]	8,427,844		18,725,150

[1] Includes (a) 76,298 unvested time-based and performance-based restricted stock unit awards outstanding under the 2000 EIP; and (b) 8,351,546 unvested time-based and performance-based restricted stock unit awards outstanding under the 2019 EIP.

[2] There were no outstanding options, warrants, or rights subject to exercise under the 2000 EIP or 2019 EIP as of March 30, 2024.

[3] Each full value award granted under the 2019 EIP reduced the number of shares available for issuance under our 2019 EIP by 1.43 shares and each stock option granted reduced the number of shares available for issuance by 1 share. Thus, if future awards under the 2019 EIP consisted exclusively of full value awards (such as time-based and performance-based restricted stock units), awards covering a maximum of 15,940,347 shares (or 11,147,096 shares based on the 1.43 reduction for full-value awards) are available for issuance under the 2019 EIP. Please see Proposal 4 of this Proxy Statement for information on eliminating this fungible share counting ratio under the 2019 EIP. There are 2,784,803 shares available for purchase by our employees under the ESPP.

[4] The table does not include information with respect to shares subject to outstanding awards assumed by us in connection with the acquisition of Glu Mobile Inc. As of March 30, 2024, 41,699 shares of our common stock were issuable upon exercise of outstanding options and the release of restricted stock units assumed in connection with this acquisition. The weighted average exercise price of such outstanding options was $64.00 per share. Other than the awards we assumed in connection with this acquisition, no additional equity awards may be granted under any assumed arrangement related to the acquisition.

Audit Matters

Selection and Engagement of Independent Registered Public Accounting Firm

KPMG LLP has audited the financial statements of the Company and its consolidated subsidiaries since fiscal year 1987. The Audit Committee and the Board of Directors believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company as set forth in more detail below. Representatives from KPMG LLP have direct access to the members of the Audit Committee and Board of Directors. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders and make a statement if they desire to do so.

Services Provided by the Independent Auditor

KPMG LLP audits our consolidated operations and provides statutory audits for legal entities within our international corporate structure. Having one audit firm with a strong global presence responsible for these audits supports a coordinated approach to address issues that may impact our businesses across multiple geographies and legal entities. Few audit firms have the knowledge of our sector and the capability of servicing our global audit requirements. KPMG LLP has the geographical scope that our operations require and the accounting expertise in the matters relevant to our sector. In addition, KPMG LLP's experience working with the Company gives them the institutional knowledge to understand our operations and processes, which we believe helps them address the relevant issues and improves the quality of the audit.

In appointing KPMG LLP as our independent auditors for fiscal year 2025, the Audit Committee and the Board of Directors have considered the performance of KPMG LLP in fiscal year 2024, as well as in prior years, and have taken into account the alternative options available to the Company. The Audit Committee and the Board of Directors have determined that it is in the best interests of the Company and its stockholders to continue KPMG LLP's engagement.

We believe the experience and expertise held by the members of the Audit Committee give them the necessary skills to evaluate the relationship between the Company and its independent auditors and to oversee auditor independence. The Audit Committee periodically considers whether there should be rotation of our independent external audit firm. The Audit Committee is empowered under its charter to obtain advice and assistance from outside legal, accounting and other advisors as it deems appropriate.

At each meeting of the Audit Committee, Company management is provided the opportunity to meet in private session with the Audit Committee to discuss any issues relating to KPMG LLP's engagement. Similarly, KPMG LLP regularly meets in private session with the Audit Committee with no members of Company management present.

Audit Partner Rotation

The Company's KPMG LLP lead audit partner has been working on the Company's audit since the first quarter of fiscal year 2021, and the Company's KPMG LLP concurring audit partner has been working on the Company's audit since the first quarter of fiscal 2024. Each audit partner may serve a maximum of five years on the Company's audit. Candidates are proposed by KPMG LLP based on their expertise and experience and are vetted by Company management and a recommendation is made to the Audit Committee. The Audit Committee has final determination and oversight of the lead audit partner and the concurring audit partner.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2024	Year Ended March 31, 2023
Audit Fees[1]	$5,126,000	$4,908,000
Audit-related Fees[2]	35,000	29,000
Tax Fees[3]	48,000	139,000
All Other Fees	—	—
Total	$5,209,000	$5,076,000

[1] Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-US subsidiaries, and other documents filed with the SEC, as well as Sarbanes-Oxley Section 404 compliance consultation.

[2] Audit-Related Fees: This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." In fiscal 2024, these fees were for accounting consultations and services in connection with regulatory filings in our international jurisdictions.

[3] Tax Fees: This category includes compliance services rendered for U.S. and foreign tax compliance and returns.

Pre-approval Procedures

The Audit Committee is required to pre-approve the engagement of, and fees incurred by, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP and the related fees comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. In some cases, pre-approval for a particular category or group of services and the related fees are provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chair of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services and the related fees up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee. The Audit Committee reviews quarterly the status of all pre-approved services and the related fees to date and approves any new services and the related fees to be provided.

In determining whether to grant a pre-approval, the Audit Committee considers the level of non-audit fees incurred to date as a percentage of the total annual fees paid to KPMG LLP. In addition, the Audit Committee considers additional factors to assess the potential impact on auditor independence of KPMG LLP performing such services, including whether the services are permitted under the rules and recommendations of the Public Company Accounting Oversight Board, the American Institute of Certified Public Accountants, the Nasdaq Stock Market, whether the proposed services are permitted under EA's policies, and whether the proposed services are consistent with the principles of the SEC's auditor independence rules. The Company also annually confirms with each of its directors and executive officers whether there are any relationships that they are aware of with KPMG LLP that may impact the auditor independence evaluation. The Audit Committee considered and determined that fees for services other than audit and audit-related services paid to KPMG LLP during fiscal year 2024 are compatible with maintaining KPMG LLP's independence.

Report of the Audit Committee of the Board of Directors

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2018. The Audit Committee is currently comprised of three non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the Nasdaq Stock Market Rules, as well as the independence requirements of the SEC. During fiscal year 2024, the Audit Committee consisted of Kofi A. Bruce, Jeffrey T. Huber, and Richard A. Simonson. The Board of Directors has determined that each of Mr. Bruce and Mr. Simonson meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules.

The Company's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP (the "independent auditors"), is responsible for performing an independent audit of the Company's (1) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (2) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (the "PCAOB") and issuing an opinion thereon.

The Audit Committee assists the Board of Directors in its oversight responsibility with respect to the integrity of EA's accounting policies, internal control function and financial reporting processes. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; oversees EA's internal audit function; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; oversees tax and treasury matters; oversees EA's enterprise risk management program; assesses the independence of the independent auditors; and is directly responsible for the appointment, retention, compensation and oversight of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements for the most recently completed fiscal year were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with Company management and the independent auditors. Company management has represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by the applicable requirements of the PCAOB and SEC, including the quality and acceptability of the Company's financial reporting and internal control processes. The Audit Committee also has discussed with the Company's independent auditors the scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee received and reviewed the written disclosures and the letter from the independent auditors required by the applicable requirements of the PCAOB regarding their communications with the Audit Committee concerning independence and has discussed with the independent auditors the auditors' independence from the Company and its management. The Audit Committee also has considered whether the provision of any non-audit services (as described above under the heading *"Audit Matters" – "Fees of Independent Auditors"*) and the employment of former KPMG LLP employees by the Company are compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and the independent auditors.

In reliance on the reviews and discussions referred to in this report, and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements for fiscal year 2024 be included for filing with the SEC in the Company's Annual Report. The Audit Committee also has approved the selection of KPMG LLP as the Company's independent auditors for fiscal year 2025.

AUDIT COMMITTEE

Kofi A. Bruce (Chair)
Richard A. Simonson
Jeffrey T. Huber

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of June 6, 2024, the number of shares of our common stock owned by our directors, NEOs, our current directors and executive officers as a group, and beneficial owners known to us holding more than 5% of our common stock. From time to time we engage in ordinary course business transactions with other companies in which one or more of our greater-than-5% beneficial owners may have an investment. As of June 6, 2024, there were 265,735,423 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned(1)	Right to Acquire(2)	Percent of Outstanding Shares(3)
The Vanguard Group Inc.(4)	29,159,500	–	10.97%
Blackrock, Inc.(5)	25,645,920	–	9.65%
The Public Investment Fund(6)	24,807,932	–	9.34%
State Street Corporation(7)	14,996,539	–	5.64%
Andrew Wilson(8)	146,337	–	*
Stuart Canfield	8,838	6,377	*
Laura Miele	54,933	–	*
Mala Singh(9)	39,374	–	*
Jacob Schatz	31,317	–	*
Christopher Suh	–	–	*
Kofi A. Bruce	3,874	2,126	*
Rachel A. Gonzalez	5,338	2,126	*
Jeffrey T. Huber(10)	93,458	2,126	*
Talbott Roche	22,306	2,126	*
Richard A. Simonson	61,355	25,160	*
Luis A. Ubiñas	–	52,660	*
Heidi J. Ueberroth	8,410	8,495	*
All current executive officers and directors as a group (13) persons(11)	482,998	101,196	0.22%

* Less than 1%

(1) Unless otherwise indicated in the footnotes, includes shares of common stock for which the named person has sole or shared voting and investment power. This column excludes shares of common stock that may be acquired through stock option exercises, which are included in the column "Right to Acquire."

(2) Includes (a) shares of common stock that may be acquired through stock option exercises and releases of RSUs within 60 days of June 6, 2024, (b) in the case of Mr. Simonson, reflects 23,034 RSUs that have vested but have been deferred, (c) in the case of Mr. Ubiñas, reflects 50,534 RSUs that have vested but have been deferred and (d) in the case of Ms. Ueberroth, reflects 6,369 RSUs that have vested but have been deferred.

(3) Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the release of vested RSUs within 60 days of June 6, 2024.

(4) As of March 28, 2024, based on information contained in a report on Schedule 13G/A filed with the SEC on April 10, 2024 by The Vanguard Group, reporting shared voting power over 312,028 shares of common stock, sole dispositive power over 28,077,176 shares of common stock, shared dispositive power over 1,082,324 and sole voting power over no shares of common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5) As of December 31, 2023, based on information contained in a report on Schedule 13G/A filed with the SEC on January 24, 2024 by Blackrock, Inc., reporting sole voting power over 23,224,501 shares of common stock, sole dispositive power over 25,645,920 shares of common stock, and shared voting and dispositive power over no shares. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(6) As of December 31, 2023, based on information contained in a report on Schedule 13G/A filed with the SEC on February 14, 2024, by The Public Investment Fund, reporting sole voting and dispositive power over 24,807,932 shares of common stock, and shared voting and dispositive power over no shares. The address for The Public Investment Fund is The Public Investment Fund Tower, King Abdullah Financial District (KAFD), Al Aqiq District, Riyadh, Kingdom of Saudi Arabia.

(7) As of December 31, 2023, based on information contained in a report on Schedule 13G/A filed with the SEC on January 25, 2024 by State Street Corporation, reporting shared voting power over 10,466,791 shares of common stock, shared dispositive power over 14,954,343 shares of common stock, and sole voting and dispositive power over no shares of common stock. The address for State Street Corporation is 1 Congress Street, Suite 1, Boston, A 02114-2016.

(8) Includes 64,247 shares of common stock held by Mr. Wilson's family trust and 82,090 shares of common stock held in trust for the benefit of Mr. Wilson's descendants. Mr. Wilson has investment control over, and pecuniary interest in, shares held in his family trust. Mr. Wilson has investment control over shares held in trusts for his descendants.

(9) Includes 39,374 shares of common stock held by Ms. Singh's family trust. Ms. Singh has investment control over, and pecuniary interest in, shares held in her family trust.

(10) Includes 304 shares of common stock held directly by Mr. Huber, 67,412 shares of common stock held by Mr. Huber's family trust and 25,742 shares of common stock held by trusts over which Mr. Huber maintains investment control and pecuniary interest.

(11) Includes all executive officers and directors of EA as of the date of this filing.

Stock Ownership Requirements

Directors

Each non-employee director is required, within five years of becoming a director, to own a number of shares of EA common stock having a value of at least five years' annual retainer for service on our Board of Directors. Mr. Huber is eligible to satisfy his ownership requirements through holdings of EA common stock through certain trusts over which Mr. Huber maintains investment control and pecuniary interest.

Non-employee directors are permitted to include the value of vested, but deferred, RSUs toward their ownership requirement. As of the end of fiscal year 2024, each of our directors had fulfilled his or her ownership requirements.

Section 16 Officers

In accordance with our stock ownership guidelines, Section 16 officers must maintain stock ownership equal to the minimum ownership requirements listed in the table below. Our CEO is required to own stock with a value equal to ten times his base salary. Each of our NEOs (other than the CEO) is an Executive Vice President and therefore is required to own stock with a value equal to three times his or her base salary.

Position	Stock Ownership Value as a Multiple of Base Salary
CEO	10x
Executive Vice President	3x
Senior Vice President	1x

We test the stock ownership holding requirement on an annual basis, and any Section 16 officer not in compliance with these guidelines must hold 50% of any net after-tax shares vesting from equity awards until the applicable requirement is met. The Compensation Committee last reviewed the stock ownership requirements in May 2024. As of that date, each of our executive officers had either met his or her then-applicable stock ownership holding requirement or had not yet reached the date on which he or she is required to meet his or her ownership requirements, which is generally 50 months from the date of hire, appointment, or promotion. For promotions, executives must maintain their prior-level minimum holding requirements during any applicable transition period.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Based solely on a review of forms filed in the SEC's EDGAR database and written representations from executive officers and directors, we believe that during the fiscal year ended March 31, 2024, all required reports were filed on a timely basis.

Insider Trading, Anti-Hedging and Anti-Pledging Policies

We maintain an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, employees, the Company, and other covered persons. The insider trading policy is designed to promote compliance by our employees and directors with both federal and state insider trading laws, rules and regulations. In addition, our insider trading policy prohibits our directors, executive officers, employees, those living in their respective households, and family members whose transactions are influenced or controlled by such director, executive officer or employee from engaging in any hedging transaction with the Company's securities, buying the Company's securities on margin, or otherwise trading in any derivative of the Company's securities (including put and/or call options, swaps, forwards or futures contracts, short sales or collars). Our directors and Section 16 officers also are prohibited from pledging our stock as collateral for any loan.

Proposals to be Voted on

PROPOSAL 1

Election of Directors

At the Annual Meeting, stockholders will elect eight directors to hold office for a one-year term until the next annual meeting (or until their respective successors are appointed). All nominees have consented to serve a one-year term, if elected. For additional information regarding the nominees and our corporate governance practices, including our director resignation policies and refreshment practices, please see the sections of this Proxy Statement entitled "*Proxy Highlights*," and "*Board of Directors and Corporate Governance.*"

The 2024 election of directors will be uncontested. Accordingly, EA's Amended and Restated Bylaws provide that in an uncontested election of directors each nominee must receive more votes cast "for" than "against" his or her re-election in order to be elected or re-elected to the Board of Directors.

The Board of Directors has nominated the following directors to stand for re-election. Each of our director nominees currently serves on the Board of Directors and was elected to a one-year term at the 2023 annual meeting.

■ Kofi A. Bruce	■ Talbott Roche	■ Heidi J. Ueberroth
■ Rachel A. Gonzalez	■ Richard A. Simonson	■ Andrew Wilson
■ Jeffrey T. Huber	■ Luis A. Ubiñas	

The Board of Directors recommends a vote FOR each of the nominees.

PROPOSAL 2

Advisory Vote to Approve Named Executive Officer Compensation

In accordance with the SEC's proxy rules, we seek an advisory, non-binding stockholder vote with respect to the compensation of our named executive officers for fiscal year 2024. This vote, which is undertaken by us annually, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation philosophy, policies, and practices, as disclosed in this Proxy Statement. Approval of this proposal, commonly known as a "say-on-pay" proposal, requires the affirmative vote of a majority of the voting shares present at the Annual Meeting in person or by proxy and voting for or against the proposal. We are asking our stockholders to vote on the following resolution at the Annual Meeting:

> **"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the named executive officers for fiscal year 2024, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosures in this Proxy Statement."**

Our Board of Directors recommends a vote "FOR" this resolution. Our Board of Directors, Compensation Committee and EA management are committed to maintaining pay-for-performance alignment in our executive compensation program. Our pay-for-performance approach is designed to reward the achievement of Company-wide financial and business objectives, individual performance, and the creation of long-term value for stockholders, while also recognizing the dynamic and highly competitive nature of our business and the market for top executive talent.

At last year's Annual Meeting, our say-on-pay proposal received the support of 92% of the votes cast. We encourage you to review carefully the *"Compensation Discussion and Analysis"* and accompanying compensation tables and narrative discussion for a more detailed description of our executive compensation program and decisions.

Although the vote is advisory and non-binding, our Board of Directors and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, in evaluating the future compensation of our named executive officers. We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2025 annual meeting.

The Board of Directors recommends a vote FOR the approval of the foregoing resolution.

PROPOSAL 3

Ratification of the Appointment of KPMG LLP, Independent Public Registered Accounting Firm

The Audit Committee has appointed KPMG LLP as the Company's independent auditors for the fiscal year ending March 31, 2025. Ratification of the appointment of KPMG LLP as our independent auditors is not required by our Amended and Restated Bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

The Board of Directors recommends a vote FOR the ratification of KPMG LLP as our independent auditors for the fiscal year ending March 31, 2025.

PROPOSAL 4

Approval of Our Amended and Restated 2019 Equity Incentive Plan

We are asking our stockholders to approve an amendment and restatement of the Electronic Arts Inc. 2019 Equity Incentive Plan, as amended (the "2019 EIP"). This amended and restated version of our 2019 EIP (the "Amended 2019 EIP") was adopted, subject to stockholder approval, by our Board of Directors on May 15, 2024. The purpose of this amendment and restatement is to:

- increase the number of shares of common stock, par value $0.01 per share, available for issuance under the 2019 EIP by 2,100,000 shares; and
- eliminate the fungible share counting ratio for new awards.

These changes, together with the shares currently available for future grants, are intended to cover grants for approximately three years based on our current grant practices and certain other assumptions and outcomes.

We believe that equity compensation is a critical tool for employee motivation and retention and are proposing the share increase to enable us to continue offering equity incentive awards to a broad base of our employees without interruption.

If approved by our stockholders, the Amended 2019 EIP will become effective on the date it is approved by our stockholders at the 2024 Annual Meeting (the "Effective Date"). If the Amended 2019 EIP is not approved by our stockholders, then it will not become effective, and the current version of the 2019 EIP will continue in full force and effect, without giving effect to the proposed amendments, including to increase the number of shares available for grant under the plan.

Why Stockholders Should Approve the Amended 2019 EIP

We are asking stockholders to approve an increase in the shares available for issuance under the Amended 2019 EIP in order to maintain an adequate reserve of common stock to attract, motivate, and retain talent in a highly competitive market and industry. In addition, given that our equity awards in recent years have been granted primarily as restricted stock units and performance-based restricted stock units (i.e., full value awards) rather than stock options and stock appreciation rights, we do not believe that continuing to include a fungible share counting ratio is warranted. Furthermore, we are mindful in managing share usage and maintain prudent equity compensation practices.

Our Broad-Based Equity Program Is Critical to Attract and Retain Talent

- The digital interactive entertainment industry continues to undergo dynamic change and transformation, creating an intensely competitive market for workers from an active and mobile talent pool. Attracting, motivating, and retaining skilled talent in this landscape and evolving market is key to achieving our long-term business goals.
- For our broad-based employee population, equity awards remain an integral component of compensation in our industry and at the Company. Approximately 93% of equity incentive awards over the last three fiscal years were granted to employees below the NEO level.
- Equity awards, and particularly performance-based awards, are key to incentivizing our executive officers to drive stockholder value. In fiscal year 2024, all NEOs received at least 50% of the target value of their respective annual equity awards in the form of performance-based restricted stock units, with our CEO, CFO, and President of EA Entertainment, Technology & Central Development receiving 60% of the target value of each of their annual equity awards in the form of performance-based restricted stock units.

We Thoughtfully Manage Share Usage

While equity is a strategic tool for recruitment and retention, we also carefully manage the number of equity incentives we grant and strive to keep the dilutive impact of the equity incentives we offer within a competitive range.

- Our Compensation Committee monitors share usage to manage the dilutive impact of awards granted under the plan.
- Our stock repurchase program has offset the dilutive effect of our equity award practices, which has been one goal, among others, of this program.
- Our three-year average gross burn rate was 2.0% for fiscal years 2022 through 2024. Please refer to the chart below for detailed calculations of our burn rates.
- We are mindful of and analyze our stock-based compensation expense.

The fungible share counting ratio in the 2019 EIP required that each share granted under a full value award (such as restricted stock units and performance-based restricted stock units) reduce the share reserve by 1.43 shares and each share granted under a stock option or stock appreciation right reduce the share reserve by 1 share. In recent years, we have primarily issued restricted stock units and performance-based restricted stock units and intend to continue doing so. At this time, stock options are only issued to non-employee directors who elect to receive their cash fees in the form of common stock, as these options are immediately exercised upon grant. Accordingly, the fungible share counting ratio has become unnecessary, and eliminating it would allow us to request a smaller increase to the shares available for issuance under the Amended 2019 EIP.

Our Equity Compensation Program Includes Relevant Best-Practice Safeguards

The Amended 2019 EIP includes provisions designed to protect our stockholders' interests and reflect corporate governance best practices, as highlighted below. The summary below is qualified in its entirety by the full text of the Amended 2019 EIP, which is included as Appendix B to this Proxy Statement.

- **No Liberal Share Recycling:** Prohibits the following shares from being added back to the share pool: (1) shares not issued as a result of the net settlement of an option or SAR; (2) shares tendered or withheld by the Company in payment of the exercise price of an option or SAR; (3) shares tendered or withheld to satisfy any tax or similar withholding obligation with respect to an award; and (4) shares repurchased by the Company on the open market with the proceeds of the exercise price from an option.
- **Plan Administration:** Administered by the Compensation Committee, which is comprised entirely of "nonemployee directors" under the SEC rules and "independent directors" within the meaning of the Nasdaq independence requirements.
- **Director Award Limits:** Limits the aggregate amount of equity compensation a non-employee director may receive in a fiscal year.
- **No Repricing or Cash Buyout of Stock Options or SARs:** Does not permit repricing of stock options and SARs without stockholder approval, other than an equitable adjustment in connection with a capitalization event or change in control.
- **No Single-Trigger Vesting:** Does not provide for automatic vesting of awards upon a change in control.
- **Dividends and Dividend Equivalents Not Payable on Awards until Vesting:** Does not permit dividend or dividend equivalent payments on unvested awards.
- **No Evergreen Share Replenishment Feature:** Does not have an evergreen share pool provision.
- **No 280G Excise Tax Gross-Ups:** Does not provide for 280G tax gross-ups to officers, non-employee directors or other plan participants.
- **No In-the-Money Stock Options or SARs:** Does not permit option or SAR exercise prices to be less than 100% of the fair market value on the date of grant.
- **Clawback:** Awards under the Amended 2019 EIP are subject to recovery in accordance with our clawback policy, as well as subject to termination in certain cases of employee misconduct under the terms of the equity incentive award agreements.

Amendment to Our 2019 Equity Incentive Plan

The only material changes contemplated by the Amended 2019 EIP is to authorize an increase in the overall limit on the number of shares of common stock that may be issued under the plan by an additional 2,100,000 shares and to eliminate the fungible share counting ratio for new awards. In addition, we made certain clarifying and other housekeeping changes to the plan that do not require stockholder approval.

Under the 2019 EIP, each full value award granted reduced the number of shares available for issuance under the plan by 1.43 shares and each stock option and SAR granted reduced the number of shares available for issuance by 1 share. However, the Amended 2019 EIP does not include this fungible share counting ratio so that all awards granted after August 1, 2024, will reduce the number of shares available for issuance by 1 share for every 1 share issued. This change, along with the additional 2,100,000 shares we are requesting and the shares currently available under the 2019 EIP for future grants, is intended to meet our equity grant needs for approximately three years based on our current grant practices and certain other assumptions and outcomes. The shares reserved may, however, last for a greater or fewer number of years depending on currently unknown factors, such as the number of grant recipients, future grant practices, M&A activity, and our stock price.

If approved, these shares will be added to the 15,940,347 shares (or 11,147,096 shares based on the 1.43 reduction for full value awards) remaining available for issuance under the current 2019 EIP as of March 30, 2024, meaning that a total of 18,040,347 shares would be available for issuance under the Amended 2019 EIP, plus any shares subject to outstanding awards under the 2000 Equity Incentive Plan (the "2000 EIP"), which terminated in August 2019 upon stockholder approval of the current 2019 EIP, that are not issued or delivered for any reason. Our request for an additional 2,100,000 shares is based on an analysis of various factors, including historical burn rate, potential dilution, industry plan cost standards, and anticipated equity compensation needs.

Historical Award Information

As of May 24, 2024, 15,907,604 shares remained available for future grant under the current 2019 EIP, which based on the 1.43 reduction would permit us to grant 11,124,199 full value awards and enable us to meet our equity grant needs for less than one year. The closing price of our common stock on the Nasdaq Stock Market was $136.06 per share on such date.

The following table provides detailed information regarding historical awards granted and earned performance-based awards under the current 2019 EIP and gross burn rate for each fiscal year.

Fiscal Year	Granted Appreciation Awards (Options And SARs)[1]	Granted Timed-Based Restricted Stock Units[2]	Granted Performance-Based Restricted Stock Units[3]	Earned Performance-Based Restricted Stock Units[4]	Weighted Average Common Shares Outstanding[5]	Gross Burn Rate[6]
2024	3,000	4,798,000	825,000	123,000	270,000,000	2.1%
2023	4,000	5,391,000	687,000	168,000	277,000,000	2.2%
2022	3,000	4,598,000	475,000	537,000	284,000,000	1.8%

[1] Reflects number of shares used. Does not reflect subsequent forfeitures or cancellations.

[2] Reflects number of shares used based on the awards granted without applying fungible share counting provisions. Does not reflect subsequent forfeitures

or cancellations.

[3] Reflects performance-based restricted stock units (PRSUs) granted at the maximum number of shares that could potentially vest for each fiscal year.

[4] Reflects PRSUs earned and vested for each fiscal year.

[5] As reported in our Annual Report on Form 10-K for the respective fiscal year.

[6] Burn rate is calculated as the total number of shares granted as appreciation awards, time-based RSUs and PRSUs throughout the year divided by the basic weighted-average common shares outstanding at fiscal year-end. The burn rate is not adjusted for forfeitures and expirations of awards, which would reduce the burn rate if taken into account. The burn rates in the table do not take into account the 1.43 fungible ratio applicable to those full-value awards. Burn rates after applying the fungible ratio to full-value awards is 2.6% for fiscal year 2024, 2.9% for fiscal year 2023 and 2.6% for fiscal year 2022. We are seeking to eliminate the fungible ratio in this proposal.

The potential dilution (or "overhang") from the Amended 2019 EIP would be 9.95% (or 9.05% on a diluted basis) and assumes that the 2,100,000 new shares were available to grant as of March 30, 2024, and is calculated as follows:

Shares Available And Outstanding Under Equity Plans	Weighted-Average Exercise Price	Shares
New shares available under the Amended 2019 EIP		*2,100,000*
Shares remaining available under the current 2019 EIP		*15,940,347*
(A) Total Shares Available for Issuance		**18,040,347**
Shares underlying previously granted outstanding stock options under the 2000 EIP	$ —	*0*
Shares underlying previously granted outstanding full-value awards the 2000 EIP		*76,298*
Shares underlying previously granted outstanding full-value awards under the current 2019 EIP		*8,351,546*
Shares underlying previously granted and outstanding options and full-value awards under the acquired company's equity plans	$ 64.00	*41,699*
(B) Total Outstanding full-value awards and stock options		**8,469,543**
(C) Common Shares Outstanding		**266,414,162**
Overhang (A+B) / C		**9.95[1]%**
Diluted overhang (A+B) / (A+B+C)		**9.05%**

[1] Overhang is calculated as counting all awards on a 1-to-1 basis. Each full value award granted under the 2019 EIP reduced the number of shares available for issuance under the 2019 EIP by 1.43 shares and each stock option granted reduced the number of shares available for issuance by 1 share. We are seeking to eliminate the fungible ratio in this proposal.

For more information regarding our equity compensation plans, please refer to the full text of the Amended 2019 EIP, which is included as Appendix B to this Proxy Statement and the "*Equity Compensation Plan Information*" table above.

Eligibility

Awards under the Amended 2019 EIP may be granted to employees, consultants, and directors of the Company or any of its subsidiaries ("eligible individuals"). Incentive stock options may be granted only to eligible individuals who are employees of EA or any of our subsidiaries. As of March 30, 2024, we had approximately 13,700 employees (including five NEOs), seven non-employee directors, and approximately 242 consultants, each of whom would be eligible to be granted awards under the Amended 2019 EIP. In principle, any consultant to the Company or any of its subsidiaries would be eligible to participate in the Amended 2019 EIP, subject to certain SEC limitations. However, historically we have not granted equity awards to consultants and that remains our current practice.

Prior Grants under the 2019 EIP

Pursuant to the terms of the Amended 2019 EIP, the amount and timing of awards under the Amended 2019 EIP will generally be determined by the Compensation Committee, as administrator, and cannot be determined in advance. However, the Board of Directors will make determinations with respect to awards granted to our CEO. Accordingly, future awards under the Amended 2019 EIP are not determinable at this time.

Registration of Shares Under the Amended 2019 EIP

If the Amended 2019 EIP is approved by our stockholders, the Board of Directors intends to cause the shares of common stock that will become available for issuance under the Amended 2019 EIP to be registered on a Form S-8 Registration Statement to be filed with the SEC at the Company's expense prior to the issuance of any such shares.

Approval of this Proposal 4 requires the affirmative vote of a majority of the voting shares present at the 2024 Annual Meeting in person or by proxy and voting for or against the proposal.

The Board of Directors recommends a vote FOR the approval of our Amended 2019 EIP.

GENERAL DESCRIPTION OF THE AMENDED AND RESTATED 2019 EQUITY INCENTIVE PLAN

As Proposed to be Approved by Our Stockholders on August 1, 2024

General

The current 2019 EIP was originally adopted by our Board of Directors on May 16, 2019, and approved by our stockholders on August 8, 2019. It was first amended and restated and approved by our Board of Directors on May 19, 2022, and by our stockholders on August 11, 2022. It was most recently amended and restated and approved by our Board of Directors on May 15, 2024. The principal terms of the 2019 EIP, as proposed to be amended and restated, are summarized below.

As described in this Proposal 4, stockholders will vote to increase the number of shares of common stock available for issuance under the plan by an additional 2,100,000 shares and to remove the fungible share counting ratio. The Amended 2019 EIP is otherwise substantially the same as our current 2019 EIP. The following summary is qualified in its entirety by reference to the text of the Amended 2019 EIP, which is included as Appendix B to this Proxy Statement.

Material Terms of the Amended 2019 EIP

Purpose	The purpose of the Amended 2019 EIP is to provide incentives to attract, retain and motivate eligible individuals whose present and potential contributions are important to the success of the Company and its subsidiaries by offering them an opportunity to participate in the Company's future performance through the grant of equity-based awards.
Duration/Term	Unless earlier terminated in accordance with its terms, the Amended 2019 EIP will continue in effect until August 8, 2039.
Governing Law	The Amended 2019 EIP and all award agreements under the plan are governed by the laws of the State of Delaware.
Administration	The Amended 2019 EIP is administered by the Compensation Committee (or if no such committee is appointed, by the Board of Directors). All the members of the Compensation Committee are "non-employee directors" and "independent directors" under applicable federal securities laws and NASDAQ listing requirements, and "outside directors" as defined under applicable federal tax laws.
	The Compensation Committee's authority includes, but is not limited to, the authority to: construe and interpret the Amended 2019 EIP, any award agreement or any other document related to the Amended 2019 EIP; prescribe, amend and rescind rules and regulations related to the Amended 2019 EIP; select eligible individuals to receive awards; determine the terms and conditions of any award; determine the number of shares or other consideration subject to awards; establish, adopt or revise any rules and regulations, including adopting sub-plans, for the Amended 2019 EIP; correct any defect, supply any omission or reconcile any inconsistency in the Amended 2019 EIP, any award or any award agreement; and make all other determinations necessary or advisable for the administration of the Amended 2019 EIP.
	The Compensation Committee may delegate to a committee of one or more members of the Board of Directors, or to one or more officers of the Company, the authority to construe and interpret the Amended 2019 EIP, any award agreement and any other agreement or document executed pursuant to the 2019 EIP, and grant an award under the 2019 EIP to eligible individuals other than to employees who are subject to Section 16 of the Exchange Act and to certain other officers of the Company.
Eligibility	Incentive stock options may only be granted to employees of the Company or its subsidiaries. All other awards may be granted to employees, consultants, and directors of the Company or any of its subsidiaries ("eligible individuals"). As of March 30, 2024, there were approximately 13,700 employees (including five NEOs), seven non-employee directors, and approximately 242 consultants, each of whom would be eligible to be granted awards under the Amended 2019 EIP. In principle, any consultant to EA or any of its subsidiaries would be eligible to participate in the Amended 2019 EIP, subject to certain SEC limitations. However, our current practice is generally not to grant equity awards to consultants.
Awards	Awards granted under the Amended 2019 EIP may be options, restricted stock, restricted stock units, stock appreciation rights ("SARs") or other share-based awards. Awards may be granted singly or in combination with other awards.
Shares	Shares of Company common stock issuable under the Amended 2019 EIP may come from authorized but unissued shares, treasury shares, shares purchased on the open market or any combination of the foregoing.
Share Limits	The maximum number of shares available to be granted under the Amended 2019 EIP will be 18,040,347, which includes the 2,100,000 additional shares being requested under this Proposal 4, plus any shares authorized for grants or subject to awards under the 2000 EIP that are not issued or delivered for any reason. To the extent that an award terminates, expires, or lapses for any reason, or is settled in cash, any shares subject to the award will again be available for the grant of an award. The following shares will not be added back into the share pool: (i) shares not issued as a result of the net settlement of an option or SAR; (ii) shares tendered or withheld by the Company in payment of the exercise price of an option or a SAR; (iii) shares tendered or withheld to satisfy any tax or similar withholding obligation with respect to an award; and (iv) shares repurchased by the Company on the open market with the proceeds of the exercise price from an option.

Adjustment	In the event of any increase, decrease, or change in the number or characteristic of outstanding shares of the Company effected without receipt of consideration by the Company or by reason of a share split, reverse share split, spin-off, share or extraordinary cash dividend or other distribution, share combination or reclassification, recapitalization or merger, change in control, or similar event, the Compensation Committee may substitute or adjust proportionately, as the Compensation Committee in its sole discretion deems equitable (a) the aggregate number and kind of shares that may be issued under the Amended 2019 EIP; (b) the number and kind of securities subject to outstanding awards; (c) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance goals or criteria with respect thereto); and (d) the exercise price or purchase price per share for any outstanding awards under the Amended 2019 EIP; provided, however, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Compensation Committee shall make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.
Award Types:	
Options	Options granted under the Amended 2019 EIP may be either incentive stock options, which are tax qualified under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified options, which are not tax-qualified for purposes of the Code. The exercise period of an option is determined by the Compensation Committee but, in no event, may an option be exercisable more than ten years from the date it is granted.
	The Compensation Committee determines the exercise price of each option granted under the Amended 2019 EIP. The exercise price for each incentive stock option and nonqualified stock option must not be less than 100% of the fair market value of a share at the time the option is granted.
Restricted Stock	A restricted stock award is an award of shares that are subject to time-based or performance-based restrictions established by the Compensation Committee. The purchase price, if any, for a restricted stock award is determined by the Compensation Committee at the time of grant.
Restricted Stock Units	Restricted stock units are unfunded, unsecured rights to receive Company shares upon the satisfaction of time-based or performance-based vesting criteria. Restricted stock units are generally granted for no consideration, however the purchase price, if any for the restricted stock units will be determined by the Compensation Committee at the time of grant. Each restricted stock unit represents one share of common stock. Participants in the Amended 2019 EIP ("participants") have no rights to the shares underlying the restricted stock units unless and until the restrictions on the restricted stock units have lapsed and the shares have been released.
SARs	The Compensation Committee determines the terms and conditions of a SAR, including whether the SAR will be settled in shares or cash. A SAR may not be exercisable more than ten years from the date it is granted and the exercise price for a SAR may not be less than 100% of the fair market value of a share at the time the SAR is granted.
Other Share - Based Awards	Other share-based awards consist of awards that involve (or may involve) the issuance of shares, are denominated, payable or valued in, or otherwise relate to shares. The Compensation Committee determines the terms and conditions of other share-based awards consistent with the terms of the Amended 2019 EIP, provided any exercise price for any other share-based award may not be less than 100% of the fair market value of a share at the time the award is granted.
Payment for Share Purchases	Where expressly approved by the Compensation Committee and as permitted by law, payment methods for shares underlying an award granted under the Amended 2019 EIP (if applicable to the award type) will be set forth in the award agreement.
No Repricings or Exchange of Options or SARs Without Stockholder Approval	*The Compensation Committee may authorize the Company, with the consent of the affected participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards; provided that no such exchange program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding option or SAR in exchange for a new option or SAR having a lower exercise price. The Compensation Committee may also, subject to approval by the Company's stockholders, buy a previously granted award with payment in cash, shares (including restricted stock) or other consideration, based on such terms and conditions as the Compensation Committee and the participant may agree.*
Grants to Non-Employee Directors	Non-employee directors are eligible to receive any award granted under the Amended 2019 EIP except for incentive stock options, in the sole discretion of the Board of Directors. The terms and conditions of these awards, including vesting, exercisability and settlement will be determined by the Board of Directors. In the event of the Company's dissolution or liquidation, or a "change of control" transaction, awards granted to the Company's non-employee directors will become 100% vested and exercisable in full immediately prior to the consummation of the applicable transaction.
	In addition, the Company's non-employee directors may elect to receive all or a portion of their cash compensation from the Company in shares. Directors making this election are eligible to receive shares having a value equal to 110% of the amount of the cash compensation foregone.
	Under the Amended 2019 EIP, in any fiscal year of the Company, no non-employee director may be granted awards with a grant date value of more than $1,200,000 in total whereby (1) shares-in-lieu of cash compensation may not have a grant date fair value of more than $600,000; and (2) an annual equity award may not have a grant date fair value of more than $600,000.
Performance-Based Awards	Awards may be performance-based awards with vesting or exercisability conditioned on one or more performance factors and may be granted individually or in tandem with other awards. The awards will be subject to a specific performance period that may be as short as a quarter or as long as five (5) years.

Performance Factors	Performance factors are any of the factors selected by the Compensation Committee in its sole discretion and specified in the award agreement, and may include the following measures, or any other measures the Compensation Committee may deem appropriate, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or subsidiary, either individually, alternatively or in any combination on a GAAP or non-GAAP basis to be measured to the extent applicable on an absolute basis or relative to a pre-established target to determine whether the performance goals established by the Compensation Committee have been satisfied: (a) profit before tax; (b) revenue (on an absolute basis or adjusted for currency effects); (c) net revenue; (d) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (e) operating income; (f) operating margin; (g) operating profit; (h) controllable operating profit, or net operating profit; (i) net profit; (j) gross margin; (k) operating expenses or operating expenses as a percentage of revenue; (l) net income; (m) earnings per share; (n) total stockholder return; (o) market share; (p) return on assets or net assets; (q) the Company's stock price; (r) growth in stockholder value relative to a pre-determined index; (s) return on equity; (t) return on invested capital; (u) cash flow (including free cash flow or operating cash flows); (v) cash conversion cycle; (w) economic value added; (x) individual confidential business objectives; (y) contract awards or backlog; (z) overhead or other expense reduction; (aa) credit rating; (bb) strategic plan development and implementation; (cc) succession plan development and implementation; (dd) improvement in workforce diversity; (ee) customer indicators; (ff) new product invention or innovation; (gg) attainment of research and development milestones; (hh) improvements in productivity; (ii) attainment of objective operating goals and employee metrics; or (jj) criteria relating to human capital management. In addition, the Compensation Committee may, in its sole discretion and in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more adjustments to the performance factors to preserve the Compensation Committee's original intent regarding the performance factors at the time of the initial grant.
Dividend Equivalents; Dividends	The Compensation Committee may grant a participant dividend equivalent rights based on any dividends, if any, declared during the period between the date the award is granted and the date the award is vests or is settled. The Amended 2019 EIP prohibits the current payment of dividend equivalent rights or dividends on unvested awards, and also prohibits the payment of dividend equivalents rights or dividends on options and SARs generally.
Forfeiture or Clawback of Awards	Subject to applicable law or the company's clawback policy, an award agreement may provide that the award will be forfeited or canceled if a participant engages in activity that is in conflict with or adverse to the interest of the Company or its subsidiaries (including conduct contributing to financial restatements, material noncompliance in the financial reports requirements or similar financial or accounting irregularities), as determined by the Compensation Committee. The Compensation Committee may provide in an award agreement that, if within the time period specified in the award agreement, a participant engages in an activity referred to in the preceding sentence, a participant will forfeit any gain realized with respect to the award and must repay such gain to the Company.
Transferability	Awards granted under the Amended 2019 EIP are generally not transferable other than by will or the laws of descent or distribution.
Change in Control	In the event of a merger, consolidation, dissolution or liquidation of the Company, the sale of substantially all of its assets or any other similar corporate transaction, the successor corporation may assume, replace, or substitute equivalent awards in exchange for those granted under the Amended 2019 EIP or provide substantially similar consideration, shares, or other property as was provided to our stockholders (after taking into account the provisions of the awards). In the event that the successor corporation does not assume, replace, or substitute awards and provided the applicable award agreement does not preclude the following, awards based solely on continued service will become fully vested and/or exercisable in full prior to the consummation of the transaction at the time and upon the conditions as the Compensation Committee determines. Any awards not exercised or vested prior to the consummation of the transaction will terminate. Performance-based awards will be subject to the provisions of the award agreement governing the impact of a change in control.
Amendment/ Termination of the Amended 2019 EIP	The Board of Directors or the Compensation Committee may at any time terminate or amend the Amended 2019 EIP in any respect, including any form of award agreement, provided the Board of Directors may not, without stockholder approval, amend the Amended 2019 EIP in any manner which would require such approval.

Certain U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the principal United States federal income tax consequences of awards granted under the Amended 2019 EIP pursuant to the provisions of the Code as currently in effect. The Code and its regulations are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local, or foreign income and other tax consequences. The specific tax consequences to a participant will depend upon that participant's individual circumstances.

Options and Stock Appreciation Rights

Under existing law and regulations, the grant of nonqualified stock options and SARs will not result in income taxable to a participant in the Amended 2019 EIP. However, at the time of the exercise of a nonqualified stock option, the participant will be taxed at ordinary income tax rates on the excess of the fair market value of the shares purchased over the option's exercise price. At the time of the exercise of a SAR, the participant will be taxed at ordinary income tax rates on the amount of the cash, or the fair market value of the shares, received by the employee upon exercise. Upon disposition of the shares received upon exercise of the non-qualified stock option, the participant will recognize long-term or short-term capital gain or loss, depending upon the length of time he or she held such shares.

The grant of an incentive stock option will not result in income taxable to the participant. The participant will not recognize income when the incentive stock option is exercised but the participant must treat the excess of the fair market value of the underlying shares on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the participant disposes of the underlying shares after he or she has held the shares for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the participant receives upon the disposition over the exercise price is treated as long-term capital gain for the participant. If the participant makes a "disqualifying disposition" of the underlying shares by disposing of the shares before they have been held for at least two years after the date the incentive stock option was granted and one year after the date the incentive stock option was exercised, the participant will recognize compensation income equal to the excess of (i) the fair market value of the underlying shares on the date the incentive stock option was exercised or, if less, the amount received on the disposition over (ii) the exercise price. The gain (if any) in excess of the amount recognized as ordinary income on a disqualifying disposition will be long-term or short-term capital gain, depending upon the length of time the participant held the shares.

Restricted Stock Awards

A participant in the Amended 2019 EIP who is granted a restricted stock award will not be taxed upon the acquisition of such shares so long as the interest in such shares is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code and provided the participant does not make an election with the Internal Revenue Service pursuant to Section 83(b) of the Code as discussed below. Upon lapse or release of the restrictions, the participant will generally be taxed at ordinary income tax rates on an amount equal to the then-current fair market value of the shares. Any such awards that are not subject to a substantial risk of forfeiture will be taxed at the time of grant.

Pursuant to Section 83(b) of the Code, a participant may elect within 30 days of receipt of an award of restricted shares to be taxed at ordinary income tax rates on the fair market value of the shares comprising such award at the time of award (determined without regard to any restrictions which may lapse) less any amount paid for the shares. In that case, a deduction corresponding to the amount of income recognized will be allowable to the Company (subject to Section 162(m) of the Code). In addition, the participant will acquire a tax basis in the shares equal to the ordinary income that the participant recognizes at the time of grant. No tax will be payable upon the lapse or release of the restrictions or at the time the shares first become transferable, and any gain or loss upon subsequent disposition will be a capital gain or loss. In the event of a forfeiture of shares of common stock with respect to which a participant previously made a Section 83(b) election, the participant will not be entitled to a loss deduction.

Restricted Stock Units

A participant in the Amended 2019 EIP who is granted restricted stock units will not be taxed upon the grant of the award. Upon receipt of payment of cash or common stock pursuant to restricted stock units, the participant will realize ordinary income in an amount equal to any cash received and the fair market value of any shares received. The participant's tax basis in the shares will equal the amount recognized as ordinary income, and on subsequent disposition the participant will realize long-term or short-term capital gain or loss, depending on how long the participant holds the shares before disposing of them.

Dividend Equivalents

A participant in the Amended 2019 EIP who is granted dividend equivalents generally will realize ordinary income at the time the underlying shares relating to the dividend equivalent vest.

Deductibility

The Company is generally entitled to a deduction equal to the compensation realized by the holders of the nonqualified stock options, incentive stock options with a disqualifying disposition, stock appreciation rights, restricted stock, restricted stock units, performance awards/incentive awards and dividend equivalents. However, the Company's deduction will be limited by Section 162(m) of the Code for certain covered executive officers to the extent that their total compensation in any one year exceeds $1 million.

Section 409A

Section 409A of the Code ("Section 409A") imposes certain requirements on nonqualified deferred compensation arrangements. These include requirements on an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service. Certain awards under the Amended 2019 EIP may be designed to be subject to the requirements of Section 409A in form and in operation. For example, restricted stock units that provide for a settlement date following the vesting date may be subject to Section 409A. If an award under the Amended 2019 EIP is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with the requirements of Section 409A, Section 409A imposes an additional 20% federal penalty tax on compensation recognized as ordinary income, as well as interest on that compensation.

ERISA

The Amended 2019 EIP is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the Code.

Other Information

Commonly Asked Questions and Answers

1. **Why am I receiving these materials and how do I attend the virtual meeting?**

   You are receiving these materials in connection with the Company's solicitation of proxies for use at our Annual Meeting, which will take place virtually at www.virtualshareholdermeeting.com/EA2024 on Thursday, August 1, 2024 at 2:00 p.m. local time. In structuring the virtual meeting, our goal is to provide stockholders the same opportunity to participate as they would have at an in-person meeting.

   This Proxy Statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on the proposals that will be considered at the Annual Meeting, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting online and are requested to vote on the items of business described in this Proxy Statement.

2. **How do I attend the virtual meeting?**

   This year's Annual Meeting will be accessible only through the Internet. You can participate in the Annual Meeting if you were a stockholder as of the close of business on the record date, June 6, 2024. To participate in the Annual Meeting, including to vote and ask questions, go to www.virtualshareholdermeeting.com/EA2024 and log-in using the 16-digit control number on your Notice or proxy card next to the label "Control Number" for postal mail recipients or within the email for electronic delivery recipients, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may attend and vote those shares through the http://www.proxyvote.com website, then you may vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee and obtain a "legal proxy" in order to attend and vote at the Annual Meeting.

   We encourage you to join 15 minutes before the start time. Stockholders may submit questions online during the Annual Meeting at www.virtualshareholdermeeting.com/EA2024. A copy of the Annual Meeting rules of conduct will be available online at the Annual Meeting. The list of registered stockholders as of June 6, 2024 will be available for inspection by stockholders during the meeting at www.virtualshareholdermeeting.com/EA2024. There will not be a physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. If you have difficulty accessing or participating in the virtual Annual Meeting, please call the technical support number that will be posted on the Annual Meeting website log-in page. We will have technicians available to assist you.

3. **Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?**

   In accordance with rules adopted by the SEC, we may furnish proxy materials, including this Proxy Statement and our Annual Report, to our stockholders by providing access on the Internet instead of mailing printed copies. Stockholders will receive printed copies of the proxy materials only if they request them. Instead, the Notice, which was mailed to our stockholders, provides instructions on how to access and review all the proxy materials on the Internet. The Notice also describes how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting those materials in the Notice or you may contact the Company directly. **The Company will provide you without charge, upon request, a paper or email copy of our proxy materials, including the Company's Annual Report on Form 10-K (paper copies will be sent by first class mail).** Any such request should be directed as follows: Corporate Secretary, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 or call (650) 628-1500.

4. **How can I get electronic access to the proxy materials?**

   The Notice or proxy card provides instructions on how to inform us to send future proxy materials to you electronically by email. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to our proxy website. Your election to receive proxy materials by email will remain in effect until you terminate it. **We encourage you to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you, and will help reduce paper use.**

5. **Can I vote my shares by filling out and returning the Notice?**

   No. However, the Notice provides instructions on how to vote on the Internet or by attending the Annual Meeting virtually at www.virtualshareholdermeeting.com/EA2024 and following the instructions on the website.

6. Who can vote at the Annual Meeting?

Stockholders who owned common stock as of the close of business on June 6, 2024 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote at the Annual Meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you are also invited to attend the Annual Meeting. As a beneficial owner, you are not the stockholder of record and, as described in Question 2, may not in certain cases be able to vote these shares at the Annual Meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote. There were 265,735,423 shares of common stock outstanding on the record date, June 6, 2024.

A quorum is required to conduct business at the Annual Meeting. A quorum exists if a majority of EA's outstanding voting shares, or at least 132,867,712 shares, as of June 6, 2024 is present or represented by proxies at the Annual Meeting. On June 6, 2024, a total of 265,735,423 shares of common stock were outstanding and entitled to vote.

Shares are counted as present or represented at the Annual Meeting if:

- They are entitled to vote at the Annual Meeting and are present at the Annual Meeting, or
- The stockholder has voted on the Internet, by telephone or a properly submitted proxy card prior to 11:59 p.m. Eastern Time on July 31, 2024.

If a quorum is not present, we may propose to adjourn the Annual Meeting to solicit additional proxies and reconvene the Annual Meeting at a later date.

7. What am I voting on?

We are asking you to:

- Elect Kofi A. Bruce, Rachel A. Gonzalez, Jeffrey T. Huber, Talbott Roche, Richard A. Simonson, Luis A. Ubiñas, Heidi J. Ueberroth and Andrew Wilson to the Board of Directors to hold office for a one-year term (Proposal 1);
- Cast an advisory vote to approve named executive officer compensation (Proposal 2);
- Ratify the appointment of KPMG LLP as the Company's independent public registered accounting firm for the fiscal year ending March 31, 2025 (Proposal 3); and
- Approve our Amended and Restated 2019 Equity Incentive Plan (Proposal 4).

8. How do I vote my shares if I won't be able to attend the Annual Meeting?

You do not need to attend the Annual Meeting in order to vote. You may, instead, vote on the Internet or by telephone or mail (if you have received printed proxy materials) prior to 11:59 p.m. Eastern Time on July 31, 2024. By doing so, you are giving a proxy appointing Andrew Wilson (the Company's Chief Executive Officer), Stuart Canfield (the Company's Chief Financial Officer), and Jacob Schatz (the Company's EVP of Global Affairs, Chief Legal Officer and Corporate Secretary) or any of them, each with power of substitution, to vote your shares at the Annual Meeting, or any adjournment thereof, as you have instructed. If a proposal comes up for a vote at the Annual Meeting for which you have not indicated an instruction, Mr. Wilson, Mr. Canfield and Mr. Schatz, or any one of them, will vote your shares in the manner recommended by the Board of Directors and according to their best judgment. Even if you currently plan to attend the Annual Meeting, it is a good idea to vote on the Internet or, if you received printed proxy materials, by telephone or by completing and returning your proxy card before the meeting date, in case your plans change.



On the Internet or by Telephone

If you have Internet access, you may submit your proxy online by following the instructions provided in the Notice or, if you receive printed proxy materials, the proxy card. You may also vote by telephone by following the instructions provided on your proxy card or voting instruction card.



By Mail

If you receive printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

9. What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with brokers. Please complete and return all proxy cards or follow the instructions on each proxy card to vote on the Internet or by telephone, to ensure that all your shares are voted.

10. I share an address with another stockholder, and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

The Company has adopted an SEC-approved procedure called "householding." Under this procedure, the Company may deliver a single copy of the Notice or the Annual Report and this Proxy Statement to multiple stockholders who share the same last name and address and who have consented to householding, unless the Company has received contrary instructions from one or more of those stockholders. This procedure reduces the environmental impact of the Company's annual meetings and reduces the Company's printing and mailing costs. Stockholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, the Company will deliver promptly a separate copy of the Notice, Annual Report and this Proxy Statement to any stockholder at a shared address to which the Company delivered a single copy of any of these documents.

To receive free of charge a separate copy of the Notice or Annual Report and this Proxy Statement, or separate copies of these documents in the future, stockholders may write to our Corporate Secretary at 209 Redwood Shores Parkway, Redwood City, CA 94065 or call (650) 628-1500.

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the Company using the mailing address or phone number above. Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

11. What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Corporate Secretary at our corporate headquarters address listed above);
- Signing and returning another proxy with a later date;
- Voting on the Internet or by telephone at any time prior to 11:59 p.m. Eastern Time on July 31, 2024 (your latest vote is counted); or
- Voting at the Annual Meeting.

If your shares are held by a broker, bank or other nominee or trustee, you may contact the record holder of your shares directly.

Your proxy will not be revoked if you attend the Annual Meeting but do not vote.

12. Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of elections for our Annual Meeting.

13. How are votes counted?

You may vote "for," "against" or "abstain" with respect to each of the nominees to the Board of Directors and on each of the proposals. A share voted "abstain" with respect to any proposal is considered present at the Annual Meeting for purposes of establishing a quorum and entitled to vote with respect to that proposal but is not considered a vote cast with respect to that proposal. Thus, abstentions will not affect the outcome of Proposals 1, 2, 3, or 4. If you are a registered stockholder and you sign and return your proxy without voting instructions, your shares will be voted as recommended by the Board of Directors and according to the best judgment of Mr. Wilson, Mr. Canfield and Mr. Schatz, or any one of them.

14. What is the effect of a "broker non-vote" on the proposals to be voted on at the Annual Meeting?

If your shares are held by a broker, bank or other nominee or trustee and you do not provide your broker, bank or other nominee or trustee with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter (or even when a broker is permitted to vote on that matter but chooses not to do so) without instructions from the beneficial owners and instructions are not given. Shares that constitute broker non-votes are considered present for purposes of establishing a quorum and entitled to vote with respect to that proposal but are not considered votes cast on that proposal. Broker non-votes, if any, will not affect the outcome of Proposals 1, 2, 3, or 4. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, if your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted.

15. How many votes must the nominees receive to be elected as directors?

In an uncontested election, our Amended and Restated Bylaws require each nominee to receive more votes cast "for" than "against" his or her re-election in order to be re-elected to the Board of Directors. Since we are not aware of any intention by any stockholder to nominate one or more candidates to compete with the Board of Directors' nominees for re-election at the Annual Meeting, the 2024 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board of Directors expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The director whose resignation is under consideration will abstain from participating in any decision regarding his or her resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to recommend and accept, as applicable, a director's resignation. The Board of Directors will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election or re-election of the eight nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting.

16. What happens if one or more of the nominees is unable to serve or for good cause will not serve?

If, prior to the Annual Meeting, one or more of the nominees notifies us that he or she is unable to serve, or for good cause will not serve, as a member of the Board of Directors, the Board of Directors may reduce the number of directors or select a substitute nominee or substitute nominees, as the case may be. In the latter case, if you have completed and returned your proxy card, Mr. Wilson, Mr. Canfield and Mr. Schatz, or any of them, may vote for any nominee designated by the incumbent Board of Directors to fill the vacancy. They cannot vote for more than eight nominees.

17. How many votes are required to approve each of the other proposals?

The advisory vote to approve named executive officer compensation (Proposal 2), the ratification of KPMG LLP as our independent auditor (Proposal 3), and the approval of our Amended and Restated 2019 Equity Incentive Plan (Proposal 4) must receive a "for" vote from a majority of the voting shares present at the Annual Meeting in person or by proxy and voting for or against these proposals. As an advisory vote, the results of voting on Proposal 2 are non-binding. Although non-binding, the Board of Directors and the Compensation Committee value the opinions of our stockholders and will consider the outcome of this vote, along with other relevant factors, in evaluating the compensation program for our named executive officers.

Shares represented by your proxy will be voted by EA's management in accordance with the Board of Directors' recommendation unless you vote otherwise on your proxy or you mark your proxy to "abstain" from voting. Abstentions and broker non-votes will have no effect on the outcome of Proposals 2, 3, or 4.

18. What is the deadline to propose matters for consideration at the 2025 annual meeting of stockholders?

Proposals to be considered for inclusion in our proxy materials: No later than the close of business (6:00 p.m. Pacific Time) on February 14, 2025. All proposals must comply with Rule 14a-8 under the Exchange Act.

Other proposals to be brought at our 2025 annual meeting: No earlier than April 3, 2025 and no later than the close of business (6:00 p.m. Pacific Time) on May 5, 2025. The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's Amended and Restated Bylaws.

19. What is the deadline to nominate individuals for election as directors at the 2025 annual meeting of stockholders?

Director nominations for inclusion in our proxy materials (proxy access nominees): No earlier than March 4, 2025 and no later than the close of business (6:00 p.m. Pacific Time) on April 3, 2025. The nomination must include certain information concerning the stockholder or stockholder group and the nominee, as specified in Section 1.6 of the Company's Amended and Restated Bylaws.

Director brought pursuant to our advance notice bylaws: No earlier than April 3, 2025 and no later than the close of business (6:00 p.m.) on May 5, 2025. The nomination must include certain information concerning the stockholder and the nominee, as specified in Section 1.5 of the Company's Amended and Restated Bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b).

20. Where should I send proposals and director nominations for the 2025 annual meeting of stockholders?

Stockholder proposals and director nominations should be sent in writing to Jacob Schatz, Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

21. How can I obtain a copy of the Company's Amended and Restated Bylaws?

Our Amended and Restated Bylaws as of the date of this Proxy Statement are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on August 15, 2022, which you may access through the SEC's electronic data system called EDGAR at www.sec.gov. You may also request a copy of our Amended and Restated Bylaws by contacting our Corporate Secretary at the address above.

22. How can I listen to the live audio webcast of the Annual Meeting?

You can listen to the live audio webcast of the Annual Meeting by going to the Investor Relations section of our website at http://ir.ea.com. An archived copy of the webcast will also be available on our website for one year following the Annual Meeting. Please note that participation in the question and answer portion of the Annual Meeting will be limited to those stockholders attending.

23. Where do I find the voting results of the meeting?

We may announce preliminary voting results at the Annual Meeting. We will also publish the final results on Form 8-K, which we will file with the SEC within four business days after the Annual Meeting. Once filed, you can request a copy of the Form 8-K by contacting our Investor Relations department at (650) 628-0406. You can also get a copy on the Internet at http://ir.ea.com or through the SEC's electronic data system called EDGAR at www.sec.gov.

24. Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the notices, proxy statements, proxy cards and annual reports. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of the Company's common stock.

25. How is the Company's fiscal year calculated?

The Company's fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for fiscal year 2023 contained 52 weeks and ended on March 30, 2024. For simplicity of disclosure, fiscal year periods are referred to as ending on a calendar month end, even if the technical end of a fiscal year period was not the last day of a calendar month.

26. Who can I call with any questions about my shares?

If you hold shares in street name, you may contact your broker. If you are a stockholder of record, you may call our transfer agent, Computershare, at (800) 736-3001 or (781) 575-3100 for international callers or visit their website at www.computershare.com/investor.

Other Business

The Board of Directors does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the Annual Meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

Appendix A:
Supplemental Information for CD&A

The *"Compensation Discussion and Analysis"* above contains certain non-GAAP financial measures, which are used internally by our management and Board of Directors in our compensation programs. The table below reconciles these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

Calculation of Non-GAAP Financial Measures for FY24 Results

(In Millions, Except Earnings Per Share)	Fiscal Year Ended March 31, 2024
GAAP net revenue	$ 7,562
Change in deferred net revenue (online-enabled games)	(132)
Non-GAAP net revenue	$7,430
GAAP gross profit	$ 5,852
Acquisition-related expenses	76
Change in deferred net revenue (online-enabled games)	(132)
Stock-based compensation	8
Non-GAAP gross profit	$5,804
GAAP operating expenses	$4,334
Acquisition-related expenses	(142)
Stock-based compensation	(576)
Restructuring and related charges	(64)
Non-GAAP operating expenses	$ 3,552
GAAP net income	$ 1,273
Acquisition-related expenses	218
Change in deferred net revenue (online-enabled games)	(132)
Stock-based compensation	584
Income tax rate adjustments	(125)
Restructuring and related charges	64
Non-GAAP net income	$ 1,882
GAAP diluted earnings per share	$ 4.68
Non-GAAP diluted earnings per share	$ 6.92
GAAP diluted shares	272
Non-GAAP diluted shares	272

Calculation of Non-GAAP Financial Measures for Company Bonus Funding and PRSU Attainment

(In Millions, Except Earnings Per Share)	Fiscal Year Ended March 31, 2024
GAAP net revenue	$ 7,562
Change in deferred net revenue (online-enabled games)	(132)
Non-GAAP net revenue	$7,430
GAAP gross profit	$ 5,852
Acquisition-related expenses	76
Change in deferred net revenue (online-enabled games)	(132)
Stock-based compensation	8
Non-GAAP gross profit	$5,804
GAAP operating expenses	$4,334
Acquisition-related expenses	(142)
Stock-based compensation	(576)
Restructuring and related charges	(64)
Non-GAAP operating expenses	$ 3,552
Non-GAAP operating income	$ 2,252
GAAP net income	$ 1,273
Acquisition-related expenses	218
Change in deferred net revenue (online-enabled games)	(132)
Stock-based compensation	584
Restructuring and related charges	64
Income tax rate adjustments	(125)
Bonus expense, net of tax	229
Non-GAAP net income	$ 2,111
GAAP diluted earnings per share	$ 4.68
Non-GAAP diluted earnings per share	$ 7.76
GAAP diluted shares	272
Non-GAAP diluted shares	272

About Non-GAAP Financial Measures

As a supplement to the Company's financial measures presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company presents certain non-GAAP measures of financial performance. These non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the Company's results of operations as determined in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting and differ from GAAP measures with the same names and may differ from non-GAAP financial measures with the same or similar names that are used by other companies. The Company's target and actual non-GAAP financial measures are calculated with reference to adjustments to GAAP financial measures, which currently include change in deferred net revenue (online-enabled games) acquisition-related expenses, stock-based compensation, restructuring and related charges, income tax rate adjustments, and Bonus expense as applicable in any given reporting period. The Company may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures. Management believes that these non-GAAP financial measures provide investors with additional useful information to better understand and evaluate the Company's operating results and future prospects because they exclude certain items that may not be indicative of the Company's core business, operating results, or future outlook. These non-GAAP financial measures are used by management to understand ongoing financial and business performance. When making compensation decisions for our executives, we utilize non-GAAP financial measures to evaluate the Company's financial performance and the performance of our management team.

We believe it is appropriate to exclude these items for the following reasons:

Change in Deferred Net Revenue (Online-enabled Games)

The majority of our games, and related extra-content and services have online connectivity whereby a consumer may be able to download updates on a when-and-if-available basis ("future update rights") for use with the offline core game content ("software license"). In addition, we may also offer a hosted connection for online playability ("online hosting"), that permits consumers to play against each other without a separate fee. Because the majority of our sales of our online-enabled games include future update rights and/or online hosting performance obligations, GAAP requires us to allocate a portion or all of the transaction price to these performance obligations which are recognized ratably over an estimated offering period. Our deferred net revenue balance is increased by the revenue being deferred for current sales and is reduced by the recognition of revenue from prior sales (this is referred to as the "change in the deferred revenue" balance). Our management excludes the impact of the net change in deferred net revenue related to online-enabled games in its non-GAAP financial measures for the reasons stated above and also to facilitate an understanding of our operations because all related costs of revenue are expensed as incurred.

Acquisition-Related Expenses

GAAP requires expenses to be recognized for various types of events associated with a business acquisition. These events include amortization of acquired intangible assets, post-closing adjustments associated with changes in the estimated amount of contingent consideration to be paid in an acquisition, and the impairment of accounting goodwill created as a result of an acquisition and/or acquired intangible assets when future events indicate there has been a decline in its value. Offsetting these expenses are certain cost exclusions related to impacts from current year acquisitions activity. When analyzing the operating performance of an acquired entity, our management focuses on the total return provided by the investment (i.e., operating profit generated from the acquired entity as compared to the purchase price paid including the final amounts paid for contingent consideration, if any) without taking into consideration any allocations made for accounting purposes. When analyzing the operating performance of an acquisition in subsequent periods, our management excludes the GAAP impact of any adjustments to the fair value of these acquisition-related balances to its financial results.

Stock-Based Compensation

When evaluating the performance of its individual business units, the Company does not consider stock-based compensation charges. Likewise, the Company's management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, the Company's management teams are held accountable for cash-based compensation and such amounts are included in their operating plans. Further, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution rather than the accounting charges associated with such grants.

Income Tax Rate Adjustments

The Company uses a fixed, long-term projected tax rate internally to evaluate its operating performance, to forecast, plan and analyze future periods, and to assess the performance of its management team. Accordingly, the Company applies the same tax rate to its non-GAAP financial results and generally does not include one-time tax benefits. During fiscal year 2024, the Company applied a tax rate of 19% to determine the non-GAAP income tax expense.

Bonus Expense

The Company determines the funding for its bonus pool under the EA Bonus Plan based in part on financial performance, which includes a non-GAAP diluted earnings per share component. The Company excludes bonus expense under the EA Bonus Plan when establishing the non-GAAP diluted earnings per share target, and measuring performance against that target because its effect on non-GAAP earnings per share is not indicative of the Company's financial performance.

Restructuring and Related Charges

Restructuring and related charges are primarily incurred as the Company aligns its structure with growth opportunities. These costs may include employee-related costs such as severance, asset impairment charges, office space reduction and exit costs including additional depreciation and amortization when the expected useful life of certain assets have been shortened due to changes in anticipated usage, and other charges, including contract cancellations. The company excludes these costs as management believes they do not have a direct correlation to our ongoing or future business operations.

Appendix B


ELECTRONIC ARTS INC.

2019 EQUITY INCENTIVE PLAN

As Amended on May 15, 2024
As Approved by Stockholders on August [1], 2024


1.   **PURPOSE.** The purpose of this Plan is to provide incentives to attract, retain and motivate Eligible Individuals whose present and potential contributions are important to the success of the Company and its Subsidiaries by offering them an opportunity to participate in the Company's future performance through Awards. Capitalized terms not defined in the text are defined in Section 25.

2.   **SHARES SUBJECT TO THIS PLAN.**

    2.1   Number of Shares Available for Awards. Subject to Sections 2.2, 2.3, 2.4 and 19, the aggregate number of Shares that have been reserved pursuant to this Plan is 31,600,000 Shares (including for Incentive Stock Options) plus any Shares authorized for grants or subject to Awards under the Electronic Arts Inc. 2000 Equity Incentive Plan, as amended and restated on July 28, 2016 (the "**Prior Plan**") that are not issued or delivered to a Participant for any reason, including, without limitation, Shares subject to an Award that terminates, expires, or lapses for any reason, or that is settled in cash. Any Shares distributed pursuant to an Award may consist in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased in the open market.

    2.2   Share Usage. Shares that are subject to Awards granted on or after August 1, 2024 shall be counted against this limit as one (1) Share for every one (1) Share granted or subject to grant for any such Award. Each Award granted prior to August 1, 2024, shall be counted against this limit as 1.43 Shares for every one (1) Share granted or subject to grant for any such Award; provided that Shares subject to an Option, SAR or Other Share-Based Award with an Exercise Price shall be counted against this limit as one (1) Share for every one (1) granted or subject to grant for any such Award without regard to date of grant. To the extent that an Award terminates, expires, or lapses for any reason, or that is settled in cash, any Shares subject to the Award shall again be available for the grant of an Award. Any Shares that become available for the grant of Awards pursuant to this Section 2.2 shall be added back as one (1) Share if such Shares were granted under this Plan on or after August 1, 2024, and as 1.43 Shares if such Shares were granted under this Plan prior to August 1, 2024; provided that any Shares subject to an Option, SAR or Other Share-Based Award with an Exercise Price shall be added back as one (1) Share without regard to date of grant. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under this Section 2.2: (i) Shares not issued or delivered as a result of the net settlement of an outstanding Option or SAR; (ii) Shares tendered by a Participant or withheld by the Company in payment of the Exercise Price of an Option or a SAR; (iii) Shares tendered by a Participant or withheld by the Company to satisfy any Tax-Related Items withholding obligation with respect to an Award; and (iv) Shares repurchased by the Company on the open market with the proceeds of the Exercise Price from Options. The payment of Dividend Equivalent Rights, if any, in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under this Plan. Notwithstanding the provisions of this Section 2.2, no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

    2.3   Substitute Awards. To the extent permitted by applicable securities law or any rule of the securities exchange on which the Shares are then listed or traded, Substitute Awards issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against Shares available for grant pursuant to this Plan. Additionally, to the extent permitted by applicable securities law or any rule of the securities exchange on which the Shares are then listed or traded, in the event that an entity acquired by (or combined with) the Company or any Subsidiary has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the Shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of ordinary shares of the entities party to such acquisition or combination) may, at the discretion of the Committee, be used for Substitute Awards under this Plan in lieu of awards under the applicable pre-existing plan of the other company and shall not reduce the Shares authorized for grant under this Plan; provided that Substitute Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Non-Employee Directors of the Company or any Subsidiary prior to such acquisition or combination.

    2.4   Adjustment of Shares. In the event of any increase, decrease or change in the number or characteristic of outstanding Shares of the Company effected without receipt of consideration by the Company or by reason of a share split, reverse share split, spin-off, share or extraordinary cash dividend or other distribution, share combination or reclassification, recapitalization or merger, Change in Control, or similar event, the Committee may substitute or adjust proportionately, as the Committee in its sole discretion deems equitable, (a) the aggregate number and kind of Shares that may be issued under this Plan (including, but not limited to, adjustments of the limitations in Section 2.1); (b) the number and kind of securities subject to outstanding Awards; (c) the terms and conditions of any outstanding Awards (including, without limitation, any applicable Performance Goals or criteria with respect thereto); and (d) the Exercise Price or purchase price per Share for any outstanding Awards under this Plan, subject to any required action by the Board or the stockholders of the Company and compliance with Applicable Laws; provided, however, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring; and *provided, further,* that fractions of a Share will not be issued but will either be replaced by a cash payment equal to the Fair Market Value of such fraction of a Share or will be rounded up to the nearest whole Share, as determined by the Committee in its sole discretion. Any adjustment affecting an Award that is subject to Section 409A of the Code shall be made consistent with the requirements of Section 409A.

3. **ELIGIBILITY AND PARTICIPATION.**

    3.1   <u>Eligibility</u>. Unless otherwise set forth in Section 5.5, each Eligible Individual shall be eligible to be granted one or more Awards.

    3.2   <u>Participation</u>. Subject to the provisions of this Plan, the Committee, from time to time, may select from among all Eligible Individuals those to whom Awards shall be granted, and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan and the grant of an Award to an Eligible Individual shall not imply any entitlement to receive future Awards.

4. **ADMINISTRATION.**

    4.1   <u>Committee Authority</u>. This Plan will be administered by the Committee. The Committee will have the authority to:

    (a)   construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

    (b)   prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

    (c)   select Eligible Individuals to receive Awards;

    (d)   determine the terms and conditions of any Award, including, without limitation, the vesting, exercisability and payment of Awards, whether the Awards are subject to any Performance Goals or Performance Factors; the effect of a Participant's leave of absence or Termination of Service on any Award, and accelerations or waivers thereof, any provisions related to recoupment of an Award or a gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

    (e)   determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be cancelled, forfeited, or surrendered;

    (f)   determine the number of Shares or other consideration subject to Awards;

    (g)   determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Subsidiary;

    (h)   establish, adopt or revise any rules and regulations, including adopting sub-plans to this Plan, for the purposes of facilitating compliance with foreign laws, easing the administration of this Plan and/or taking advantage of tax-favorable treatment for Awards granted to Participants outside the U.S., in each case as it may deem necessary or advisable;

    (i)   correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

    (j)   determine whether a Performance-Based Award has been earned; and

    (k)   prescribe the form of each Award Agreement, which need not be identical for each Participant and may vary for Participants within and outside of the U.S.; and

    (l)   make all other determinations necessary or advisable for the administration of this Plan.

    4.2   <u>Committee Discretion</u>. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan.

    4.3   <u>Action by the Committee</u>. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of this Plan.

    4.4   <u>Delegation of Authority</u>. To the extent permitted by Applicable Laws, the Committee, from time to time, may delegate to a committee of one or more members of the Board or to one or more officers of the Company the authority to (i) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan, and (ii) grant an Award under this Plan to Participants other than (a) Employees who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Non-Employee Directors) to whom authority have been delegated pursuant to the foregoing clauses (i) and (ii). Furthermore, if the authority to grant or amend Awards has been delegated to a committee pursuant and subject to the preceding sentence, such authority may be further delegated by such committee to one or more officers of the Company. For the avoidance of doubt, *provided* it meets the limitations of this Section 4.4, any delegation hereunder shall include the right to modify Awards as necessary to accommodate changes in Applicable Laws or regulations, including, without limitation, in jurisdictions outside the U.S. Furthermore, any delegation hereunder shall be subject to the restrictions and limitations that the Committee specifies at the time of such delegation, and the Committee may rescind at any time the authority so delegated and/or appoint a new delegatee. At all times, the delegatee appointed under this Section 4.4 shall serve in such capacity at the pleasure of the Committee.

5.   **OPTIONS.** The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions, and the Committee may specify such additional terms and conditions as:

5.1   Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement; *provided* that, subject to Section 2.4 and except with respect to Substitute Awards, the per-Share exercise price for any Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant.

5.2   Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; *provided* that the term of any Option granted under this Plan shall not exceed ten (10) years. The Committee also shall specify the vesting conditions, if any, as it deems appropriate that must be satisfied before all or part of an Option may be exercised. The vesting conditions, if any, may be based on, among other conditions, a Participant's continued Service, the attainment of Performance Goals, or a combination of both.

5.3   Payment. The Committee shall determine the methods by which the exercise price of an Option and any applicable withholding of Tax-Related Items may be paid, including the following methods: (i) cash or check; (ii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Committee may require (including withholding of Shares otherwise deliverable upon exercise of the Option) which have a Fair Market Value on the date or surrender of attestation equal to the aggregate exercise price of the Shares as to which the Option is to be exercised; (iii) promissory note from a Participant to the Company or a third-party loan guaranteed by the Company (in either case, with such loan bearing interest at no less than such rate as shall then preclude the imputation of interest under the Code or similar local tax law); (iv) through the delivery of a notice that a Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price, provided that payment of such proceeds is then made to the Company upon settlement of such sale; (v) by a "net exercise" arrangement pursuant to which the number of Shares issuable upon exercise of the Option shall be reduced by the largest whole number of Shares having an aggregate Fair Market Value that does not exceed the aggregate exercise price (plus Tax-Related Items, if applicable) and any remaining balance of the aggregate exercise price (and/or applicable withholding taxes) not satisfied by such reduction in the number of whole Shares to be issued shall be paid by Participant in cash or other form of payment approved by the Committee; (vi) other property acceptable to the Committee; or (vii) any combination of the foregoing methods of payment. The Award Agreement will specify the methods of paying the exercise price available to each Participant. The Committee also shall determine the methods by which Shares shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of this Plan to the contrary, no Participant who is a Non-Employee Director or an "executive officer" of the Company within the meaning of Item 401(b) of Regulation S-K of the Securities Act or Sections 16a-1(f) and 3b-7 of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

5.4   Exercise of Option.

(a)   Procedure for Exercise. An Option may not be exercised for a fraction of a Share. An Option shall be deemed exercised when the Company receives: (A) a notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option, and (B) full payment for the Shares with respect to which the Option is exercised (together with applicable Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and this Plan. Shares issued upon exercise of an Option shall be issued in the name of a Participant.

(b)   Termination of Service. If a Participant's Service is Terminated, including as a result of a Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the Termination Date (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). Unless otherwise provided by the Committee, if on the date of Termination of Service, a Participant is not vested as to his or her entire Option, the unvested portion of the Option shall be forfeited, and the Shares covered by the unvested portion of the Option shall revert to this Plan. If, after Termination of Service, a Participant does not exercise his or her Option within the time specified by the Committee, the Option shall terminate, and the Shares covered by such Option shall revert to this Plan.

5.5   Incentive Stock Options. Incentive Stock Options shall be granted only to Employees of the Company or any "subsidiary corporation," as defined in Section 424(f) of the Code and any applicable U.S. Department of Treasury regulations promulgated thereunder, of the Company, and the terms of any Incentive Stock Options, in addition to the requirements of Sections 5.1 through 5.4 must comply with the provisions of this Section 5.5.

(a)   Expiration. Subject to Section 5.5(c) an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i)   Ten (10) years from the date of grant, unless an earlier time is set in the Award Agreement;

      (ii)   Three (3) months after a Participant's Termination Date on account of any reason other than death or Disability (within the meaning of Section 22(e)(3) of the Code); and

      (iii) One (1) year after the date of a Participant's Termination of Service on account of death or Disability (within the meaning of Section 22(e)(3) of the Code).

      (b)   Dollar Limitation. The aggregate Fair Market Value of all Shares underlying an Incentive Stock Option may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision at the time the Incentive Stock Option is first exercisable by a Participant in any given calendar year. The US$100,000 limit is determined based on the aggregate Fair Market Value of the Option on the date the Incentive Stock Option is granted, not at the time the Option is exercisable by a Participant. If the Incentive Stock Option is first exercisable by a Participant in excess of such limitation, the excess shall be considered a Non-Qualified Stock Option.

      (c)   Ten Percent Owners. An Incentive Stock Option may be granted to any individual who, at the date of grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of Shares of the Company only if such Incentive Stock Option is granted with an Exercise Price that is not less than 110% of Fair Market Value on the date of grant and the Incentive Stock Option is exercisable for no more than five (5) years from the date of grant.

      (d)   Notice of Disposition. A Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Stock Option within (i) two (2) years from the date of grant of such Incentive Stock Option or (ii) one (1) year after the transfer of such Shares to the Participant.

      (e)   Right to Exercise. During a Participant's lifetime, only the Participant may exercise an Incentive Stock Option.

      (f)   Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

      5.6   Substitution of SARs. The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have the right to substitute a SAR for such Option at any time prior to or upon exercise of such Option; *provided,* that such substitution complies with Section 2 of this Plan and that the SAR shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable.

6.   **RESTRICTED STOCK.** The Committee is authorized to grant Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock and subject to execution of the Award Agreement, a Participant shall become a stockholder of the Company with respect to all Shares subject to the Restricted Stock and shall have all of the rights of a stockholder, including the right to vote such Shares and the right to receive dividends and other distributions made with respect to such Shares.

      6.1   Purchase Price. At the time of the grant of Restricted Stock, the Committee shall determine the price, if any, to be paid by a Participant for each Share subject to the Restricted Stock.

      6.2   Issuance, Vesting and Restrictions. The Committee shall determine the vesting or other conditions, if any, and such other restrictions on transferability and other restrictions to which Restricted Stock may or may not be subject (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends and other distributions on the Restricted Stock), subject to the provisions of Section 18.3. The vesting conditions may be based on, among other vesting conditions, a Participant's continued Service, the attainment of Performance Goals, or a combination of both.

      6.3   Forfeiture. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon Termination of Service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; *provided, however,* that the Committee may (a) provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

      6.4   Legend. Restricted Stock granted pursuant to this Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are issued in the name of a Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

7.   **RESTRICTED STOCK UNITS.** The Committee is authorized to grant Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee.

      7.1   Vesting Conditions. A Participant receiving a Restricted Stock Unit Award shall not possess the rights of a stockholder of the Company with respect to the Shares subject to such grant until the Award is settled and the Shares have been issued to a Participant. The Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. The vesting conditions may be based on, among other vesting conditions, a Participant's continued Service, the attainment of Performance Goals, or a combination of both.

      7.2   Purchase Price. At the time of the grant of Restricted Stock Units, the Committee shall determine the price, if any, to be paid by a Participant for each Share subject to the Restricted Stock Units.

7.3 <u>Form and Time of Settlement</u>. The Committee shall specify the settlement date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date, or it may be deferred to any later date, subject to compliance with Section 409A of the Code in the case of Restricted Stock Units granted to a U.S. taxpayer, as applicable. On the settlement date, subject to satisfaction of applicable Tax-Related Items withholding (as further set forth in Section 13), the Company shall issue or transfer to a Participant one Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited. Alternatively, settlement of a Restricted Stock Unit may be made in cash (in an amount reflecting the Fair Market Value of Shares that would have been issued) or any combination of cash and Shares, as determined by the Committee, in its sole discretion, in either case less applicable withholding of Tax-Related Items (as further set forth in Section 13). Until a Restricted Stock Unit is settled, the number of Restricted Stock Units shall be subject to adjustment pursuant to Section 2.4.

7.4 <u>General Creditors</u>. A Participant who has been granted Restricted Stock Units shall have no rights other than those of a general unsecured creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement evidencing the grant of the Restricted Stock Units.

8. **STOCK APPRECIATION RIGHTS.** The Committee is authorized to grant Stock Appreciation Rights, or SARs, to Eligible Individuals on the following terms and conditions and such additional terms and conditions as may be specified by the Committee:

8.1 <u>Exercise Price</u>. The Exercise Price per Share subject to a SAR shall be determined by the Committee and set forth in the Award Agreement but shall be no less than 100% of the Fair Market Value per Share as of the date of grant.

8.2 <u>Time and Conditions of Exercise</u>. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part; *provided* that the term of any SAR granted under this Plan shall not exceed ten years. The Committee shall also determine the Performance Goals or other conditions, if any, that must be satisfied before all or part of a SAR may be exercised. The vesting conditions may be based on, among other vesting conditions, a Participant's continued Service, the attainment of Performance Goals, or a combination of both.

8.3 <u>Payment and Limitations on Exercise</u>. A SAR shall entitle a Participant (or other person entitled to exercise the SAR pursuant to this Plan) to exercise all or a specified portion of the SAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Shares on the date the SAR is exercised over (B) the Exercise Price of the SAR and (ii) the number of Shares with respect to which the SAR is exercised, less applicable withholding of Tax-Related Items (as further set forth in Section 13), subject to any limitations the Committee may impose. Payment of the amounts determined under this Section shall be in cash, in Shares (based on the Fair Market Value of the Shares as of the date the SAR is exercised) or a combination of both, as determined by the Committee and set forth in the Award Agreement.

9. **OTHER SHARE-BASED AWARDS.** Subject to limitations under Applicable Laws, the Committee is authorized under this Plan to grant Awards (other than Options, Restricted Stock, Restricted Stock Units and SARs) to Eligible Individuals subject to the terms and conditions set forth in this Section 9 and such other terms and conditions as may be specified by the Committee that are not inconsistent with the provisions of this Plan and that, by their terms, involve or might involve the issuance of, consist of, or are denominated in, payable in, valued in whole or in part by reference to, or otherwise relate to, Shares. The Committee may also grant Shares as a bonus, or may grant other Awards in lieu of obligations of the Company or a Subsidiary to pay cash or other property under this Plan or other plans or compensatory arrangements. The terms and conditions applicable to such other Awards shall be determined from time to time by the Committee and set forth in an applicable Award Agreement. The Committee may establish one or more separate programs under this Plan for the purpose of issuing particular forms of Awards to one or more classes of Participants on such terms and conditions as determined by the Committee from time to time.

9.1 <u>Exercise Price</u>. The Committee may establish the exercise price, if any, of any Other Share-Based Award granted pursuant to this Section 9; *provided* that such exercise price shall not be less than the Fair Market Value of a Share on the date of grant for an Award that is intended to be exempt from Section 409A of the Code.

9.2 <u>Form of Payment</u>. Payments with respect to any Awards granted under Section 9 shall be made in cash or cash equivalent, in Shares or any combination of the foregoing, as determined by the Committee.

9.3 <u>Vesting Conditions</u>. The Committee shall specify the date or dates on which the Awards granted pursuant to this Section shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. The vesting conditions may be based on, among other vesting conditions, a Participant's continued Service, the attainment of Performance Goals, or a combination of both.

9.4 <u>Term</u>. Except as otherwise provided herein, the Committee shall set, in its discretion, the term of any Award granted pursuant to this Section; *provided* that the term of any Award granted pursuant to this Section shall not exceed ten (10) years.

10. **GRANTS TO NON-EMPLOYEE DIRECTORS.**

10.1 <u>Types of Awards and Shares</u>. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except Incentive Stock Options. Awards pursuant to this Section 10 may be automatically made pursuant to policy adopted by the Board or the Committee, or made from time to time as determined in the discretion of the Board or the Committee.

10.2 <u>Eligibility</u>. Awards pursuant to this Section 10 shall be granted only to Non-Employee Directors. A Non-Employee Director who is appointed, elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 10.

10.3   Vesting, Exercisability and Settlement.

(a)   Except as set forth in Section 10.3(b), Awards shall vest, become exercisable and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors shall not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

(b)   Notwithstanding any provision to the contrary, in the event of a corporate transaction described in Section 19.1, the vesting of all Awards granted to Non-Employee Directors pursuant to this Section 10 will accelerate and such Awards will become exercisable (to the extent applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines, and must be exercised, if at all, within three months of the consummation of said event, or such earlier date as may be set forth in the agreement governing the transaction to the extent the Awards are not assumed by the successor corporation. Any Awards not exercised within such three-month period (or, if applicable, such other period specified in the agreement governing the transaction) shall expire.

10.4   Shares in Lieu of Cash Compensation. Each Non-Employee Director may elect to reduce all or part of the cash compensation otherwise payable for services to be rendered by him or her as a director (including the annual retainer and any fees payable for serving on the Board or a Committee of the Board) and to receive in lieu thereof Shares, provided such election complies with Section 409A of the Code. On such election, the cash compensation otherwise payable will be increased by 10% for purposes of determining the number of Shares to be credited to such Non-Employee Director. If a Non-Employee Director so elects to receive Shares in lieu of cash, there shall be credited to such Non-Employee Director a number of Shares equal to the amount of the cash compensation so reduced (increased by 10% as described in the preceding sentence) divided by the Fair Market Value on the day in which the compensation would have been paid in the absence of such election, rounded down to the next whole Share.

10.5   Maximum Awards. No Non-Employee Director may be granted, in any fiscal year of the Company, Awards with a grant date fair value of more than US$1,200,000 in aggregate whereby (1) Shares in lieu of cash compensation may not have a grant date fair value in excess of US$600,000; and (2) a service Award may not have a grant date fair value in excess of US$600,000. Grant date fair value is determined as of the grant date of the Award or Shares in lieu of cash compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto).

11.   **FORFEITURE OR CLAWBACK OF AWARDS.** Notwithstanding anything to the contrary contained herein, and in accordance with Applicable Laws, an Award Agreement may provide that the Award shall be forfeited or canceled if a Participant engages in activity that is in conflict with or adverse to the interest of the Company or its Subsidiaries (including conduct contributing to financial restatements, material noncompliance in the financial reporting requirements or similar financial or accounting irregularities), as determined by the Committee in its sole discretion. Subject to Applicable Laws, the Committee may provide in an Award Agreement that if within the time period specified in the Award Agreement a Participant engages in an activity referred to in the preceding sentence, a Participant will forfeit any gain realized with respect to the Award and must repay such gain to the Company. Notwithstanding this Section 11, any Award Agreement evidencing Awards to an Eligible Individual shall provide for repayment on forfeiture as may be required to comply with the requirement of any applicable securities law, including any securities exchange on which the Shares are listed or traded, as may be in effect from time to time.

12.   **FOREIGN AWARDS AND RIGHTS.** Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in countries and other jurisdictions in which the Company and its Subsidiaries have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to (i) modify the terms and conditions of any Award granted to Eligible Individuals to comply with Applicable Laws of jurisdictions where Eligible Individuals reside without seeking the consent of the affected Eligible Individuals; (ii) establish sub-plans and determine the Exercise Price, exercise procedures and other terms and procedures and rules, to the extent such actions may be necessary or advisable, including adoption of rules, procedures or sub-plans applicable to particular Subsidiaries or Participants residing in particular locations; *provided, however,* that no such sub-plans and/or modifications shall increase the share limits contained in Section 2 or otherwise require stockholder approval; and (iii) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on eligibility to receive an Award under this Plan or on Termination of Service, available methods of exercise or settlement of an Award, payment of Tax-Related Items, the shifting of employer tax liability to a Participant, the withholding procedures and handling of any Share certificates or other indicia of ownership which may vary with local requirements. The Committee may also adopt sub-plans to this Plan intended to allow the Company to grant tax-qualified Awards in a particular jurisdiction and, as part of such sub-plan, may restrict the sale of Shares and/or modify the Change in Control and adjustments provisions of this Plan to the extent necessary to comply with the tax requirements of the jurisdiction. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Securities Act, Exchange Act, the Code, or any securities law.

13.   **WITHHOLDING TAXES.** The Company and its Subsidiaries each shall have the authority and right to deduct or withhold or require a Participant to remit to the Company or any Subsidiary, an amount sufficient to satisfy Tax-Related Items with respect to any taxable event concerning a Participant arising as a result of this Plan or to take such other action as may be necessary in the opinion of the Company or a Subsidiary, as appropriate, to satisfy withholding obligations for the payment of Tax-Related Items, including but not limited to (i) withholding from a Participant's wages or other cash compensation; (ii) withholding from the proceeds for the sale of Shares underlying the Award either through a voluntary sale or a mandatory sale arranged by the Company on a Participant's behalf; or (iii) in the Committee's sole discretion and in satisfaction of the foregoing requirement, by withholding Shares otherwise issuable under an Award (or allow the return of Shares). No Shares shall be delivered hereunder to any Participant or other person until a Participant or such other person has made arrangements acceptable to the Company for the satisfaction of the Tax-Related Items withholdings obligations with respect to any taxable event concerning a Participant or such other person arising as a result of this Plan.

14. **PRIVILEGES OF STOCK OWNERSHIP.** No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to a Participant. After Shares are issued to a Participant, a Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive any dividends or other distributions made or paid with respect to such Shares; *provided, however,* that if such Shares are Restricted Stock, then any new, additional or different securities a Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock.

15. **EXCHANGE AND BUYOUT OF AWARDS.** The Committee may, at any time or from time to time, authorize the Company, with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards; provided, however, that no such exchange program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding Option or SAR followed by its replacement with a new Option or SAR having a lower Exercise Price. The Committee may, subject to approval by the Company's stockholders, at any time buy from a Participant an Award previously granted with payment in cash, Shares (including Restricted Stock) or other consideration, based on such terms and conditions as the Committee and a Participant may agree.

16. **SECURITIES LAW AND OTHER REGULATORY COMPLIANCE.** The obligation of the Company to make payment of Awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies, including government agencies in jurisdictions outside of the U.S., in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver evidence of title for Shares subject to Awards granted hereunder prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and (ii) completion of any registration or other qualification with respect to the Shares under any Applicable Laws in the U.S. or in a jurisdiction outside of the U.S. or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained and shall constitute circumstances in which the Committee may determine to amend or cancel Awards pertaining to such Shares, with or without consideration to the affected Participant. The Company shall be under no obligation to register, pursuant to the Securities Act or otherwise, any offering of Shares issuable under this Plan. If, in certain circumstances, the Shares paid pursuant to this Plan may be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

17. **TRANSFERABILITY.** No right or interest of a Participant in any Award, including Incentive Stock Options, may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of by a Participant other than by will or by the laws of descent and distribution, and any such purported sale, assignment, transfer, pledge, hypothecation or other disposition shall be void and unenforceable against the Company. Further, during a Participant's lifetime, Incentive Stock Options, Non-Qualified Stock Options and/or SARs granted to a Participant shall be exercisable only by the applicable Participant, except, with respect to Non-Qualified Stock Options and SARs, as otherwise determined by the Committee. Notwithstanding the foregoing, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the affected Participant's rights and receive any property distributable with respect to an Award upon a Participant's death.

18. **PROVISIONS APPLICABLE TO AWARDS.**

18.1   Stand-Alone and Tandem Awards. Awards granted pursuant to this Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to this Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

18.2   Award Agreement. Awards under this Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award, not inconsistent with this Plan, which may include, without limitation, the term of an Award, the provisions applicable in the event a Participant's Service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

18.3   Dividend Equivalent Rights; Dividends. Any Participant selected by the Committee may be granted Dividend Equivalent Rights based on the dividends, if any, declared on the Shares that are subject to any Award (other than an Option, SAR or Other Share-Based Award with an Exercise Price) to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is vests or is settled, as determined by the Committee and set forth in the applicable Award Agreement. Such Dividend Equivalent Rights shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee. To the extent Shares subject to an Award (other than Restricted Stock) are subject to vesting conditions, any Dividend Equivalent Rights relating to such Shares shall either (i) not be paid or credited or (ii) be accumulated and subject to restrictions and risk of forfeiture to the same extent as the underlying Award with respect to which such cash, stock or other property has been distributed. For Shares of Restricted Stock that are subject to vesting, dividends shall be accumulated and subject to any restrictions and risk of forfeiture to which the underlying Restricted Stock is subject.

18.4   Stock Certificates; Book Entry Procedures. Any certificates evidencing Shares delivered pursuant to this Plan are subject to any restrictions as the Committee deems necessary or advisable to comply with Applicable Laws, including the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any certificate evidencing Shares to reference restrictions applicable to the Shares. Notwithstanding any other provision of this Plan, unless otherwise determined by the Committee or required by Applicable Laws, rules or regulations, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

18.5 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website, intranet or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

18.6 No Obligation to Employ. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any parent or Subsidiary of the Company or limit in any way the right of the Company or any Subsidiary of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

18.7 Non-exclusivity of this Plan. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board or the Committee to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of Options and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

19. CHANGE IN CONTROL.

19.1 Assumption or Replacement of Awards. In the event of a Change in Control, any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by Participants, substantially similar shares or other property. The portion of any Incentive Stock Option accelerated in connection with a Change in Control shall remain exercisable as an Incentive Stock Option only to the extent the applicable US$100,000 limitation is not exceeded. To the extent such U.S. dollar limitation is exceeded, the accelerated portion of such Option shall be exercisable as a Non-Qualified Option.

19.2 Treatment of Awards That are not Assumed or Replaced. Notwithstanding anything contrary in this Plan or the Electronic Arts Inc. Amended and Restated Change in Control Severance Plan, and provided that any applicable Award Agreement does not expressly preclude the following from applying, if a Change in Control occurs and Awards that vest solely on a Participant's continued Service are not converted, assumed, substituted or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then immediately prior to the Change in Control the Awards shall become fully vested and/or exercisable and all forfeiture restrictions on such Awards shall lapse and, immediately following the consummation of such Change in Control, all such Awards, including any un-exercised Awards shall terminate and cease to be outstanding. Performance-Based Awards shall be subject to the provisions of the Award Agreement governing the impact of a Change in Control, provided that any such provisions in the Award Agreement are consistent with the terms of this Plan.

19.3 Termination of Service. Where Awards are assumed or continued after a Change in Control, the Committee may further provide that the vesting of one or more Awards will automatically accelerate upon a Participant's involuntary Termination of Service within a designated period following the effective date of such Change in Control. Any such Award shall accordingly, upon a Participant's involuntary Termination of Service in connection with a Change in Control, become fully vested and/or exercisable and all forfeiture restrictions on such Award shall lapse.

19.4 Other Treatment of Awards. Subject to any greater rights granted to Participants under the foregoing provisions of this Section 19 or under an employment agreement or other compensation arrangement of the Company, in the event of the occurrence of any transaction described in Section 19.1, any outstanding Awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

20. EFFECTIVE AND EXPIRATION DATE.

20.1 Plan Effective Date. This Plan was approved by the Board on May 16, 2019 and became effective on August 8, 2019 (the "Effective Date"). This Plan was first amended by the Board on May 19, 2022, effective August 11, 2022. This Plan was amended by the Board on May 15, 2024, and this amended and restated Plan is effective as of August [1], 2024, the date it was approved by the stockholders of the Company.

20.2 Expiration Date. This Plan will continue in effect until the earlier of the twentieth anniversary of the Effective Date or the date this Plan is terminated by the Board or the Committee, except that no Incentive Stock Options may be granted under this Plan after the tenth (10th) anniversary of the last date on which the Board approved the Plan and such approval was subject to stockholder approval. Any Awards that are outstanding on the date this Plan terminates shall remain in force according to the terms of this Plan and the applicable Award Agreement.

21. GOVERNING LAW.
This Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws.

22. **AMENDMENT OR TERMINATION OF PLAN.** The Committee shall have the authority to amend or modify the terms and conditions of, or suspend or cancel any outstanding Award consistent with this Plan. The Board or Committee may amend, suspend or terminate this Plan at any time; *provided, however,* that the Board or the Committee shall not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval under the NASDAQ National Market or other securities exchange listing requirements then applicable to the Company including, other than pursuant to Section 16, (i) increasing the benefits accrued to Participants, (ii) increasing the number of Shares which may be issued under this Plan, (iii) modifying the requirements for participation in this Plan to allow additional individuals to participate, or (iv) except in connection with an adjustment or Change in Control as set forth in Sections 2 or 19, amending an Option or SAR to reduce the Exercise Price to below the Fair Market Value of the Shares on the original date of grant or canceling, substituting, exchanging, replacing, buying out or surrendering Options or SARs at a time when the Fair Market Value of the Shares is less than the Exercise Price of such Option or SARs in exchange for cash, or the grant of other Awards or for Options or SARs with an Exercise Price below the Fair Market Value of the Shares on the original date of grant.

23. **COMPLIANCE WITH SECTION 409A OF THE CODE FOR U.S. TAXPAYERS.** This Plan and all Awards made hereunder shall be interpreted, construed and operated to reflect the intent of the Company that all aspects of this Plan and the Awards shall be interpreted either to be exempt from the provisions of Section 409A of the Code or, to the extent subject to Section 409A of the Code, comply with Section 409A of the Code and any regulations and other guidance thereunder. This Plan may be amended at any time, without the consent of any party, to avoid the application of Section 409A of the Code in a particular circumstance or that is necessary or desirable to satisfy any of the requirements under Section 409A of the Code, but the Company shall not be under any obligation to make any such amendment. Anything in this Plan to the contrary notwithstanding, if an Award constitutes an item of deferred compensation under Section 409A of the Code and becomes payable by reason of a Participant's Termination of Service, it shall not be made to a Participant unless a Participant's Termination of Service constitutes a "separation from service" (within the meaning of Section 409A of the Code and any the regulations or other guidance thereunder). In addition, no such payment or distribution shall be made to a Participant prior to the earlier of (a) the expiration of the six-month period measured from the date of a Participant's separation from service or (b) the date of a Participant's death, if a Participant is deemed at the time of such separation from service to be a "specified employee" (within the meaning of Section 409A of the Code and any the regulations or other guidance thereunder) and to the extent such delayed commencement is otherwise required in order to avoid a prohibited distribution under Section 409A of the Code and any the regulations or other guidance thereunder. Except as provided in an Award Agreement, all payments which had been delayed pursuant to the immediately preceding sentence shall be paid to a Participant in a lump sum upon expiration of such six-month period (or, if earlier, upon a Participant's death).

24. **SEVERABILITY.** If any provision of this Plan or the application of any provision hereof to any person or circumstance is held to be invalid or unenforceable, the remainder of this Plan and the application of such provision to any other person or circumstance shall not be affected, and the provisions so held to be unenforceable shall be reformed to the extent (and only to the extent) necessary to make it enforceable and valid.

25. **DEFINITIONS.** Wherever the following terms are used in this Plan, they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

"Applicable Laws" means requirements relating to the administration of equity-based and cash-based awards, as applicable, and the related issuance of Shares under U.S. state corporate laws, U.S. federal and state and non-U.S. securities laws, the Code, any securities exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under this Plan.

"Award" means an Option, Restricted Stock Unit, Restricted Stock, a Stock Appreciation Right, or an Other Share-Based Award granted to a Participant pursuant to this Plan.

"Award Agreement" means, with respect to each Award, the signed written agreement between the Company and a Participant setting forth the terms and conditions of the Award.

"Board" means the Board of Directors of the Company.

"Change in Control" shall be deemed to have occurred if the event set forth in any one of the following subsections shall have occurred:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of (A) the then outstanding common stock of the Company or (B) the total voting power represented by the Company's then outstanding voting securities; or

(ii) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, which would result in the common stock or voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the outstanding shares or common stock or total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such sale or disposition; or

(iii)   The consummation of a merger or consolidation of the Company or any direct or indirect subsidiary of the Company by virtue of the closing or effective date of such merger or consolidation with any other corporation, other than a merger or consolidation which would result in the common stock or voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the outstanding shares or common stock or total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

(iv)   A change in the composition of the Board during any twelve-month period, as a result of which less than a majority of the Directors are Incumbent Directors. "Incumbent Directors" shall mean Directors who either (A) are Directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of those Directors whose election or nomination was not in connection with any transaction described in subsections (i), (ii) or (iii) or in connection with an actual or threatened proxy contest relating to the election of directors of the Company.

(v)   For the avoidance of doubt, a transaction shall not constitute a Change in Control (i) if effected for the purpose of changing the place of incorporation or form of organization of the ultimate parent entity of the Company (including where the Company is succeeded by an issuer incorporated under the laws of another state, country or foreign government for such purpose and whether or not the Company remains in existence following such transaction) and (ii) where all or substantially all of the person(s) who are the beneficial owners of the outstanding voting securities of the Company immediately prior to such transaction will beneficially own, directly or indirectly, all or substantially all of the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors of the ultimate parent entity resulting from such transaction in substantially the same proportions as their ownership, immediately prior to such transaction, of such outstanding securities of the Company.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board or such other committee comprised of Directors (or if no such committee is appointed, the Board, provided that a majority of the Board members are "independent directors" for the purpose of the rules and regulations of the Nasdaq Stock Market or such other principal securities exchange or market on which the Shares are then listed or traded).

"Common Stock" means the common stock of the Company, par value US$0.01 per Share.

"Company" means Electronic Arts Inc. or any successor corporation.

"Consultant" means any consultant or adviser if: (i) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (ii) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

"Director" means a member of the Board.

"Disability" means, unless otherwise provided in an Award Agreement, that a Participant would qualify to receive benefit payments under the long-term disability plan or policy, as it may be amended from time to time, of the Company or the Subsidiary to which a Participant provides Service regardless of whether a Participant is covered by such policy. If the Company or the Subsidiary to which a Participant provides Service does not have a long-term disability policy, "Disability" means that a Participant is unable to carry out the responsibilities and functions of the position held by a Participant by reason of any medically determined physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion. Notwithstanding the foregoing, (a) for purposes of Incentive Stock Options granted under this Plan, "Disability" means that a Participant is disabled within the meaning of Section 22(e)(3) of the Code, and (b) with respect to an Award that is subject to Section 409A of the Code where the payment or settlement of the Award will accelerate as a result of a Participant's Disability, solely for purposes of determining the timing of payment, no such event will constitute a Disability for purposes of this Plan or any Award Agreement unless such event also constitutes a "disability" as defined under Section 409A of the Code.

"Dividend Equivalent Right" means a right to receive, in such form and on such terms as the Committee may determine, the equivalent value of a dividend or distribution paid by the Company, if any, on one of its Shares (in cash or in Shares), that would be payable on the number of Shares subject to an Award (other than an Option, SAR or Other Share-Based Award with an Exercise Price).

"Eligible Individual" means any natural person who is an Employee, Consultant or a Director, as determined by the Committee.

"Employee" means an individual, including an officer or Director, who is treated as an employee in the personnel records of the Company or a Subsidiary and providing Service to the Company or the Subsidiary. Neither services as a Director nor payment of a director's fee by the Company or a Subsidiary shall be sufficient to constitute "employment" by the Company or a Subsidiary.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Exercise Price" means the price at which a holder of an Option or a SAR, as the case may be, may purchase the Shares issuable upon exercise of such Option or SAR.

"Fair Market Value" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(a)   if such Common Stock is then quoted on the NASDAQ National Market, its closing price on the NASDAQ National Market on the date of determination as reported on the Nasdaq website;

(b)   if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal;

(c)   if such Common Stock is publicly traded but is not quoted on the NASDAQ National Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal; or

(d)   if none of the foregoing is applicable, by the Committee in good faith.

Notwithstanding the foregoing, for income tax reporting purposes under U.S. federal, state, local or non-U.S. law and for such other purposes as the Committee deems appropriate, including, without limitation, where Fair Market Value is used in reference to exercise, vesting, settlement or payout of an Award, the Fair Market Value shall be determined by the Company in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

"Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code.

"Option" means an award of an option to purchase Shares at a specified Exercise Price pursuant to Section 5.

"Other Share-Based Award" shall mean an Award granted pursuant to Section 9.

"Non-Employee Director" means a member of the Board who is not an Employee.

"Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option or that fails to so qualify.

"Participant" means an Eligible Individual who receives an Award under this Plan.

"Performance-Based Award" means an Award that is subject, in whole or in part, to Performance Goals.

"Performance Factors" means any of the factors selected by the Committee in its sole discretion and specified in an Award Agreement, and may include the following measures, or any other measures the Committee may deem appropriate, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the Performance Goals established by the Committee with respect to applicable Awards have been satisfied:

(a)   Profit Before Tax;

(b)   Revenue (on an absolute basis or adjusted for currency effects);

(c)   Net revenue;

(d)   Earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings);

(e)   Operating income;

(f)   Operating margin;

(g)   Operating profit;

(h)   Controllable operating profit, or net operating profit;

(i)   Net Profit;

(j)   Gross margin;

(k)   Operating expenses or operating expenses as a percentage of revenue;

(l)   Net income;

(m)   Earnings per share;

(n)   Total stockholder return;

(o)   Market share;

(p)   Return on assets or net assets;

(q)   The Company's stock price

(r)   Growth in stockholder value relative to a pre-determined index;

(s)   Return on equity;

(t)   Return on invested capital;

(u)   Cash Flow (including free cash flow or operating cash flows);

(v)   Cash conversion cycle;

(w)   Economic value added;

(x)   Individual confidential business objectives;

(y)   Contract awards or backlog;

(z)   Overhead or other expense reduction;

(aa)   Credit rating;

(bb)   Strategic plan development and implementation;

(cc)   Succession plan development and implementation;

(dd)   Improvement in workforce diversity;

(ee)   Customer indicators;

(ff)   New product invention or innovation

(gg)   Attainment of research and development milestones;

(hh)   Improvements in productivity;

(ii)   Attainment of objective operating goals and employee metrics;

(jj)   Criteria relating to human capital management.

The Committee may, in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more adjustments to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant. It is within the sole discretion of the Committee to make or not make any such adjustments.

"Performance Goals" means, for a Performance Period, the performance goals established in writing by the Committee for the Performance Period based upon the Performance Factors that the Committee, in its sole discretion, selects. The Committee, in its sole discretion, may provide that one or more adjustments shall be made to one or more of the Performance Goals.

"Performance Period" means the period of service determined by the Committee, which shall be no less than one calendar quarter nor more than five years (unless tied to a specific and objective milestone or event), during which time of service or performance is to be measured for Awards.

"Plan" means this Electronic Arts Inc. 2019 Equity Incentive Plan, as amended from time to time.

"Restricted Stock" means an award of Shares that are subject to restrictions pursuant to Section 6.

 "Restricted Stock Unit" means an award of the right to receive, in cash or Shares, the value of a Share pursuant to Section 7.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Service" means service as an Employee, Consultant or Non-Employee Director. Except as otherwise determined by the Committee in its sole discretion, a Participant's Service terminates when a Participant ceases to provide services to the Company or a Subsidiary. The Committee shall determine which leaves shall count toward Service and when Service terminates for all purposes under this Plan; *provided,* that an Employee will not be deemed to have ceased to provide services in the case of a leave of absence pursuant to Applicable Laws or pursuant to a formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. Further, unless otherwise determined by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which a Participant provides Service to the Company or a Subsidiary, or a transfer between entities, provided that there is no interruption or other Termination of Service in connection with a Participant's change in capacity or transfer between entities (except as may be required to effect the change in capacity or transfer between entities). For purposes of determining whether an Option is entitled to Incentive Stock Option status, an Employee's Service shall be treated as terminated ninety (90) days after such Employee goes on leave, unless such Employee's right to return to active work is guaranteed by law or by a contract.

"Shares" means shares of the Company's Common Stock reserved for issuance under this Plan, as adjusted pursuant to Sections 2 and 19, and any successor security.

"Stock Appreciation Right" or "SAR" means an Award, granted alone or in tandem with a related Option that pursuant to Section 8 is designated as a SAR.

"Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"Substitute Award" means an Award or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

"Tax-Related Items" means any U.S. federal, state, and/or local taxes and any taxes imposed by a jurisdiction outside of the U.S. (including, without limitation, income tax, social insurance and similar contributions, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax and any other taxes related to participation in this Plan and legally applicable to a Participant, including any employer liability for which a Participant is liable pursuant to Applicable Laws or the applicable Award Agreement).

"Termination" or "Terminated" means, for purposes of this Plan with respect to a Participant, that a Participant has for any reason ceased to provide Services as an Employee, Consultant or Director. In the case of any employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Subsidiary as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which a Participant ceased to provide services (the "Termination Date").

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

For the transition period from   to
Commission File No. 000-17948

ELECTRONIC ARTS INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2838567**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 Redwood Shores Parkway	**94065**
Redwood City California	*(Zip Code)*
(Address of principal executive offices)	

Registrant's telephone number, including area code:
(650) 628-1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	EA	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer   ☑   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

The aggregate market value of the registrant's common stock, $0.01 par value, held by non-affiliates of the registrant as of September 29, 2023, the last business day of our second fiscal quarter, was $32,551 million.

As of May 20, 2024, there were 266,378,719 shares of the registrant's common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders (the "2024 Proxy") are incorporated by reference into Part III hereof. The 2024 Proxy is expected to be filed not later than 120 days after the registrant's fiscal year end. Except with respect to information specifically incorporated by reference into this Form 10-K, the 2024 Proxy is not deemed to be filed as part hereof.

ELECTRONIC ARTS INC.
2024 FORM 10-K ANNUAL REPORT

Table of Contents

PART I

Item 1: *Business*

Overview

Electronic Arts is a global leader in digital interactive entertainment. We develop, market, publish and deliver games, content and services that can be experienced on game consoles, PCs, mobile phones and tablets.

What We Offer

At our core is a portfolio of intellectual property from which we create innovative games and experiences that deliver high-quality interactive entertainment and drive engagement across our global network of hundreds of millions of unique active accounts. Our portfolio includes Intellectual Property (IP) that we either wholly own (such as *Apex Legends*, Battlefield, and The Sims) or license from others (such as the licenses within EA SPORTS FC and EA SPORTS Madden NFL). We are focusing on building games and experiences that grow the global online communities around our key franchises; deepening engagement through connecting interactive storytelling to key intellectual property; and building re-occurring revenue from scaling our live services and growth in our annualized sports franchises, our console, PC and mobile catalog titles. We develop and publish games and services across diverse genres, such as sports, racing, first-person shooter, action, role-playing and simulation. We believe that our portfolio of IP, talented teams and culture of innovation, technological foundation, and live service offerings, coupled with our network of hundreds of millions of unique active accounts, provide us with strategic advantages.

Revenue from our global football franchise, which is consistently one of the top franchises in the marketplace and includes the annualized console, PC and mobile games, as well as *FC Ultimate Team*, is material to our business and will continue to be so. During fiscal year 2024, we successfully launched EA SPORTS FC, with players connecting, competing and celebrating global football through our multi-experience ecosystem. We expect to continue to create and innovate across platforms, geographies, and business models to expand our global football experiences and entertain even more fans around the world.

Live services net revenue, particularly extra content net revenue, has been material to our business, and we expect it to continue to be so. Through our live services offerings, we offer our players high-quality experiences designed to provide value to players and extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated outside of the sale of our full game sales. Our digital live services and other net revenue represented 73 percent of our total net revenue during fiscal year 2024. Our most popular live services are the extra content purchased for the *Ultimate Team* mode associated with our sports franchises and extra content purchased for our *Apex Legends* franchise. *Ultimate Team* allows players to collect current and former professional players in order to build and compete as a personalized team. Live services net revenue generated from extra content purchased within *Ultimate Team*, a substantial portion of which was derived from *FC Ultimate Team,* and for our *Apex Legends* franchise, is material to our business.

We believe that we can add value to our network by making it easier for players to connect by offering choices of business model, distribution channel and device. Our games and services can be experienced on consoles, PCs, mobile phones, and tablets, and reach our players through both digital distribution channels and retail channels. Players can access our games and services through traditional single-game purchase or through subscription offerings; and certain of our games and services are available through a "free-to-play" model whereby players download the game for free and engage with services provided on an ongoing basis. For example, we develop products and services within the EA SPORTS FC franchise that allow players to engage through multiple business models, distribution channels and devices, including: (1) our annualized console and PC games and associated services, which can be purchased through both digital distribution and retail channels and also are available through subscription services; (2) a mobile free-to-play offering; and (3) a PC free-to-play game available in certain countries.

Digitally, our console games and live services can be purchased through third-party storefronts, such as the digital stores of our console partners. Our direct sales to Sony and Microsoft represented approximately 37 percent and 16 percent of total net revenue, respectively, in fiscal year 2024. Our mobile and tablet games and services are available through third-party application storefronts such as the Apple App Store and Google Play. Our PC games and services can be downloaded directly through the EA app, EA's digital storefront, as well as through third-party online download stores, such as Steam. We also partner with third parties to publish our mobile and PC games and services in certain Asian territories, such as our partnerships with Tencent Holdings Limited for *FC Online 4* in China and Nexon Co. Ltd. for *FC Online 4* in Korea. From time to time, third parties will publish games and services under a license to certain of our intellectual property assets.

We also offer our EA Play subscription service on consoles and PC. EA Play allows players access to a selection of our console and PC games and services for a monthly or annual fee. Our packaged goods games are sold directly to mass market retailers, specialty stores and through distribution arrangements. New distribution methods and business models are expected to continue to emerge in the future, and we intend to evaluate these opportunities on a case-by-case basis.

We believe that the future of entertainment is interactive and that the consumption of entertainment and sports is deeply social. We are investing towards a future of accelerated content generation and increased player engagement - with players across our network using games to stay connected to friends, and to express themselves. While we continue to anchor our business on delivering amazing content and services to more players, our goal is to build from our core and invest in new areas of opportunity.

Significant Relationships

Sony & Microsoft. Under the terms of publishing agreements we have entered into with Sony Interactive Entertainment LLC and its affiliates and with Microsoft Corporation and its affiliates, we are authorized to develop, market, publish, and distribute disc-based products and services, and we authorize Sony and Microsoft to distribute our digital products and services, compatible with PlayStation and Xbox consoles, respectively. Under these agreements with Sony and Microsoft, we have the non-exclusive right to use, for a fixed term and in a designated territory, technology that is owned or licensed by them to publish our games on their respective consoles. With respect to our digitally-delivered products and services, the console manufacturers pay us either a wholesale price or a royalty percentage on the revenue they derive from their sales of our products and services. Our transactions for packaged goods products are made pursuant to individual purchase orders, which are accepted on a case-by case basis by Sony or Microsoft (or their designated replicators), as the case may be. For packaged goods products, we pay the console manufacturers a per-unit royalty for each unit manufactured. Many key commercial terms of our relationships with Sony and Microsoft — such as manufacturing terms, delivery times, policies and approval conditions — are determined unilaterally, and are subject to change by the console manufacturers.

The publishing agreements also require us to indemnify the console manufacturers for any loss, liability and expense resulting from any claim against the console manufacturer regarding our games and services, including any claims for patent, copyright or trademark infringement brought against the console manufacturer. Each agreement may be terminated by the console manufacturer if a breach or default by us is not cured after we receive written notice from the console manufacturer, or if we become insolvent. The console manufacturers are not obligated to enter into license agreements with us for any future consoles, products or services.

Apple, Google and Other App Stores. We have agreements to distribute our mobile applications and additional content through distributors such as Apple and Google. Our applications are downloaded for mobile devices from third party application storefronts. The distributor collects payment from consumers for content purchased within the application or charges consumers a one-time fee to download the application. Our distribution agreements establish the amounts that are retained by the distributor and the amounts passed through to us. These arrangements are typically terminable on short notice. The agreements generally do not obligate the distributors to market or distribute any of our applications. Application storefront policies are determined unilaterally by the distributors and are subject to change.

Publishing Partners in Asia. We have entered into agreements whereby we partner with certain companies, including Tencent Holdings Limited, Nexon Co., Ltd and Garena Online Private Limited. or their respective affiliates, pursuant to which these companies publish our mobile and PC free-to-play games in certain countries, including China, Korea, Japan and certain countries in Southeast Asia. Our players access games from the publishers' online storefronts and are charged for additional content purchased within our game environment. The agreements generally establish the amounts that are retained by the publisher, and the amounts passed through to us.

Competition

The market for interactive entertainment is intensely competitive and changes rapidly as new products, business models and distribution channels are introduced. We also face competition for the right to license certain intellectual property included in our products. In order to remain successful, we are required to anticipate and commit, sometimes years in advance, the ways in which our products and services will compete in the market. We face significant competition from companies that focus on developing games and services available on consoles, PCs and/or mobile devices. In addition, the gaming, technology/internet, and entertainment industries are converging, and we compete with large, diversified companies in those industries. These companies have strengthened their interactive entertainment capabilities, and we expect them to continue to do so. Their greater financial and other resources may provide larger budgets to develop and market tools, technologies, products and services that gain consumer success and shift player time and engagement away from our products and services. We also continue to expect new entrants to emerge.

More broadly, we compete against providers of different sources of entertainment, such as movies, television, online casual entertainment and music that our players could enjoy in their free time. Important competitive factors in our industry include the ability to attract creative and technical talent, game quality and ease of use, innovation, compatibility of products with certain consoles and other distribution channels, brand recognition, reputation, reliability, security, creativity, price, marketing, and quality of customer service.

Risks related to competitive factors affecting our business are described in Part I, Item 1A, Risk Factors.

Research and Development

Because the industries in which we compete are characterized by rapid technological advances, our ability to compete successfully is linked to our ability to deliver a flow of competitive products, services and technologies to the marketplace. We have teams focused on developing new technologies to enhance existing products and services and to expand the range of our offerings.

Intellectual Property and Technology

To establish and protect our intellectual property, we rely on a combination of copyrights, trademarks, patents, patent applications, trade secrets, know-how, license agreements, confidentiality provisions and procedures and other contractual provisions. We actively engage in enforcement and other activities to protect our intellectual property, but the laws of some countries in which we operate, particularly in Asia, either do not protect our intellectual property to the same extent as the laws of the United States or are poorly enforced. As our digital business has grown, our games and services increasingly depend on the reliability, availability and security of our technological infrastructure. In addition, we engage in activities designed to limit the impact of abuse of our digital products and services, including monitoring our games for evidence of exploitation and re-balancing our game environments in the event that such abuse is discovered.

Governmental Regulation

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to gaming, user privacy, data collection and retention, consumer protection, protection of minors, online safety, content, advertising, localization, information security, intellectual property, competition, sanctions, addressing climate change, taxation, and employment, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. Certain of our business models are subject to new laws or regulations or evolving interpretations and application of existing laws and regulations. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories.

Seasonality

We have historically experienced the highest percentage of our net bookings in our third fiscal quarter due to seasonal holiday demand and the launch timing of our games. While we expect this trend to continue in fiscal year 2025, there is no assurance that it will.

Human Capital

Our ability to attract and retain qualified employees is a critical factor in the successful development of our products and services. As of March 31, 2024, we employed approximately 13,700 people globally, with 66 percent located internationally. Our Board and its committees oversee our human capital management programs, practices and strategies and additional information on how they oversee these matters can be found in our annual Proxy Statement. We're committed to (1) embedding inclusion in our people practices to enable our people to thrive and do their best work, (2) a healthy and supportive culture that prioritizes engagement, listening and action, and (3) supporting the development of our people and the growth of our business.

Our most recently published Company-wide gender and racial/ethnic representation, as well as our EEO-1 report (U.S. government reporting), are available on our website. Our programs and practices are designed to compensate our employees fairly based on the work that they perform. We consider our pay equity philosophy at each stage at which compensation decisions are made, including when hiring and promoting employees and through our annual review cycle. In addition, we annually partner with an independent outside firm to review employees' pay and promote fairness in our compensation philosophy and practices.

We aim to create a work environment and culture in which our people can do their best work. We aim to build a reciprocal relationship in which we engage, listen, respond, and work together to create a culture that supports our people and helps us deliver our business goals. All regular, full-time employees are asked to complete an Engagement Survey twice per year. 78 percent of employees participated in our most recent Engagement Survey, conducted in December 2023. We also conduct regular manager surveys. Results of all employee surveys are evaluated and inform opportunities for further improvement in our people practices.

We invest in developing and retaining employees through access to professional growth resources, skills learning, and other job-specific and general training. We also build technical onboarding and job-specific programs to help our employees onboard to technical roles and grow in their specific domains. We maintain resources, programs and services to support employees' physical, mental, familial and financial health. We offer a wide range of benefits, such as comprehensive health insurance and time-off and leave programs.

We also design ways to collaborate across work models, whether working virtually, on-site, or using a hybrid approach. We empower leadership to determine the most appropriate workplace strategy for their teams, intended to facilitate productivity and engagement and to deliver on business priorities.

Investor Information

Our website address is www.ea.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, are available free of charge on the Investor Relations section of our website at http://ir.ea.com as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We announce material financial information and business updates through our SEC filings, press releases, public conference calls and webcasts, the Investor Relations section of our website at http://ir.ea.com, our blog at https://www.ea.com/news and through our X profile @EA. Except as expressly set forth in this Form 10-K annual report, the contents of our website, 2023 Impact Report and/or social media accounts are not incorporated into, or otherwise to be regarded as part of this Form 10-K.

Company Information

We were incorporated originally in California in 1982. In September 1991, we were reincorporated under the laws of Delaware. Our principal executive offices are located at 209 Redwood Shores Parkway, Redwood City, California 94065 and our telephone number is (650) 628-1500.

Information About Our Executive Officers

The following table sets forth information regarding our executive officers as of May 22, 2024:

Name	Age	Position
Andrew Wilson	49	Chief Executive Officer, Chair of the Board
Stuart Canfield	45	EVP & Chief Financial Officer
Laura Miele	54	President of EA Entertainment, Technology & Central Development
Mala Singh	53	Chief People Officer
Jacob Schatz	55	EVP of Global Affairs, Chief Legal Officer and Corporate Secretary
Eric Kelly	52	Senior Vice President, Chief Accounting Officer

Mr. Wilson has served as EA's Chief Executive Officer and as a director of EA since September 2013 and was appointed Chair of the Board of Directors in August 2021. Prior to his appointment as our Chief Executive Officer, Mr. Wilson held several positions within the Company since joining EA in May 2000, including Executive Vice President, EA SPORTS from August 2011 to September 2013. Mr. Wilson also serves as chairman of the board of the privately-held World Surf League and is a member of the Board of Trustees of the Paley Center for Media. Mr. Wilson has served on the board of directors of Intel Corporation within the last five years.

Mr. Canfield has served as EA's Chief Financial Officer since June 2023. Mr. Canfield joined EA in 2003 and has over 20 years of experience across a variety of senior leadership positions in global finance, investor relations and operations, including SVP of Enterprise Finance & Investor Relations, SVP Finance (Strategic and Financial Planning) and SVP Finance (Corporate & Global EA Studios). Mr. Canfield received his undergraduate degree from the University of London.

Ms. Miele has served as EA's President of EA Entertainment, Technology & Central Development since June 2023. Ms. Miele joined the Company in March 1996 and has held several positions at the Company, including Chief Operating Officer from October 2021 to June 2023, Chief Studios Officer from April 2018 to October 2021, Executive Vice President, Global Publishing from April 2016 to April 2018, and several senior roles in the Company's marketing organization.

Ms. Singh has served as EA's Chief People Officer since October 2016. Ms. Singh was previously employed by EA from 2009 to 2013, service as Vice President, Human Resources, EA Labels from 2011 to 2013. Prior to rejoining EA, Ms. Singh served as the Chief People Officer of Minted, LLC from January 2014 to October 2016. Ms. Singh earned both her undergraduate and graduate degrees from Rutgers University - New Brunswick.

Mr. Schatz has served as EA's Executive Vice President of Global Affairs and Chief Legal Officer since June 2023 and leads the teams responsible for Legal Affairs, Business Development, Corporate Development, and other disciplines. Mr. Schatz joined EA in 1999, holding several roles within EA's legal department and was appointed General Counsel and Corporate Secretary in 2014. Mr. Schatz earned his J.D. from Georgetown University Law Center and received his undergraduate degree from Pomona College. Mr. Schatz is a member of the Bar of the State of California and is admitted to practice in the United States Supreme Court, the Ninth Circuit Court of Appeals and several United States District Courts.

Mr. Kelly has served as EA's Chief Accounting Officer since August 2021. Since joining EA in 2003, Mr. Kelly has held several positions within EA's finance organization, including Vice President and Worldwide Controller from January 2014 to August 2021 and finance leadership roles such as CFO of Asia and European Financial Controller. Mr. Kelly holds a B.S. in Accounting from Villanova University and is a licensed Certified Public Accountant.

Item 1A: Risk Factors

Our business is subject to many risks and uncertainties, which may affect our future financial performance. In the past, we have experienced certain of the events and circumstances described below, which adversely impacted our business and financial performance. If any of the events or circumstances described below occur, our business or financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe could be material that may harm our business or financial performance.

STRATEGIC RISKS

Our business is intensely competitive. We may not deliver successful and engaging products and services, or consumers may prefer our competitors' products or services over our own.

Competition in our business is intense. Many new products and services are regularly introduced, but only a relatively small number of products and associated services drive significant engagement and account for a significant portion of total revenue. Our competitors range from established interactive entertainment companies to emerging start-ups. In addition, the gaming, technology/internet, and entertainment industries are converging, and we compete with large, diversified companies in those industries. We expect them to continue to pursue and strengthen these businesses. Their greater financial and other resources may provide larger budgets to recruit our key creative and technical talent, develop and market products and services that gain consumer success and shift player time and engagement away from our products and services, or otherwise disrupt our operations. We also expect new competitors to continue to emerge throughout the world. If our competitors develop more successful and engaging products or services, offer competitive products or services at lower price points, or if we do not continue to develop consistently high-quality, well-received and engaging products and services, or if our marketing strategies are not innovative or fail to resonate with players, particularly during key selling periods, our revenue, margins, and profitability will decline.

We strive to create innovative and high-quality products and services that allow us to grow the global online communities around our key franchises and reach more players. However, innovative and high-quality titles, even if highly-reviewed, may not meet our expectations or the expectations of our players. Many financially successful products and services within our industry are iterations of prior titles with large established consumer bases and significant brand recognition, which makes competing in certain categories challenging. In addition, products or services of our direct competitors or other entertainment companies may shift consumer spending or engagement from our products and services, which could cause our products and services to underperform. A significant portion of our revenue historically has been derived from products and services based on a few popular franchises, and the underperformance of a single major title has had, and could in the future have, a material adverse impact on our financial results. For example, we have historically derived a significant portion of our net revenue from sales related to our EA SPORTS FC franchise, annualized versions of which are consistently one of the best-selling games in the marketplace. Any events or circumstances that negatively impact our EA SPORTS FC franchise, including *Ultimate Team,* such as product or service quality, other products that take a portion of consumer spending and time, the delay or cancellation of a product or service launch, increased competition for key licenses, or real or perceived security or regulatory risks, could negatively impact our financial results to a disproportionate extent.

We may not meet our product and live service development schedules.

Our ability to meet product and live service development schedules is affected by a number of factors both within and outside our control, including feedback from our players, the creative processes involved, the coordination of large and sometimes geographically dispersed development teams, evolving work models, the complexity of our products and the platforms for which they are developed, the need to fine-tune our products prior to their release, and, in certain cases, approvals from third parties. We have experienced development delays for our products and services in the past which caused us to delay or cancel release dates. Any failure to meet anticipated production or release schedules likely would result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development and/or marketing expenses, harm our profitability, and cause our operating results to be materially different than anticipated. If we miss key selling periods for products or services, including product delays or product cancellations our sales likely will suffer significantly.

Our industry changes rapidly and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services.

Rapid changes in our industry require us to anticipate, sometimes years in advance, the ways in which our business can remain competitive in the market. We have invested, and in the future may invest, in new business and marketing strategies, tools and technologies, distribution methods, products, and services. There can be no assurance that these strategic investments will achieve expected returns. No assurance can be given that the tools and technology we choose to implement, the business and marketing strategies we choose to adopt and the products, services and platform strategies that we pursue will achieve financial results that meet or exceed our expectations. We also may miss opportunities or fail to respond quickly enough to industry change, including the adoption of tools and technology or distribution methods or develop products, services or new ways to engage with our games that become popular with consumers, which could adversely affect our financial results.

Stakeholders have high expectations for the quality and integrity of our business, culture, products and services and we may be unsuccessful in meeting these expectations.

Expectations regarding the quality, performance and integrity of our business, brand, reputation, culture, products and services are high. Players and other stakeholders have sometimes been critical of our industry, brands, products, services, online communities, business models and/or practices for a wide variety of reasons, including perceptions about gameplay fun, fairness, game content, features or services, or objections to certain of our practices. These negative responses may not be foreseeable. We also may not effectively manage our responses because of reasons within or outside of our control. In addition, we have taken actions, including delaying the release of our games and delaying or discontinuing content, features and services for our games, after taking into consideration, among other things, feedback from our community or geopolitical events even if those decisions negatively impacted our operating results in the short term. These actions have had a negative impact on our financial results and may impact our future development processes. We expect to continue to take actions as appropriate, including actions that may result in additional expenditures and the loss of revenue.

Certain of our games and features on our platforms support online features that allow players and viewers to communicate with one another and post content, in real time, that is visible to other players and viewers. From time to time, this "user generated content" may contain objectionable and offensive content that is distributed and disseminated by third parties and our brands may be negatively affected by such actions. If we fail to appropriately respond to the dissemination of such content, we may be subject to lawsuits and governmental regulation, our players may not engage with our products and services and/or may lose confidence in our brands and our financial results may be adversely affected.

Additionally, our products and services are extremely complex software programs and are difficult to develop and distribute. We have quality controls in place to detect defects, bugs or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and resource or technical constraints. If these quality controls and preventative measures are not effective in detecting all defects, bugs or errors in our products and services before they have been released into the marketplace, then our products and services could be below our standards and the standards of our players and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect, bug or error each of which could significantly harm our business and operating results.

External game developers may not meet product development schedules or otherwise honor their obligations.

We contract with external game developers to develop our games or to publish or distribute their games. While we maintain contractual protections, we have less control over the product development schedules of games developed by external developers. We depend on their ability to meet product development schedules. If we have disputes with external developers or they cannot meet product development schedules, acquire certain approvals or are otherwise unable or unwilling to honor their obligations to us, we may delay or cancel previously announced games, alter our launch schedule or experience increased costs and expenses, which could result in a delay or significant shortfall in anticipated revenue, harm our profitability and reputation, and cause our financial results to be materially affected.

Our business depends on the success and availability of consoles, platforms and devices developed by third parties and our ability to develop commercially successful products and services for those consoles, platforms and devices.

The success of our business is driven in part by the commercial success and adequate supply of third-party consoles, platforms and devices for which we develop our products and services or through which our products and services are distributed. Our success depends in part on accurately predicting which consoles, platforms and devices will be successful in the marketplace and providing engaging and commercially successful games and services for those consoles, platforms and devices. We must make product development decisions and commit significant resources well in advance of the commercial availability of new consoles, platforms and devices, and we may incur significant expense to adjust our product portfolio and development efforts in response to changing consumer preferences. We may enter into certain exclusive licensing arrangements that affect our ability to deliver or market products or services on certain consoles, platforms or devices. A console, platform or device for which we are developing products and services may not succeed as expected and we may be unable to fully recover the investments we have made in developing our products and services; or new consoles, platforms or devices may take market share away from those for which we have devoted significant resources, causing us to not reach our intended audience and take advantage of meaningful revenue opportunities.

We may experience declines or fluctuations in the re-occurring portion of our business.

Our business model includes revenue that we deem re-occurring in nature, such as revenue from our live services, annualized sports franchises (e.g., EA SPORTS FC, EA SPORTS Madden NFL), and our console, PC and mobile catalog titles (i.e., titles that did not launch in the current fiscal year). While we have been able to forecast the revenue from these areas of our business with greater relative confidence than for new games, services and business models, we cannot provide assurances that consumer demand will remain consistent, including in connection with circumstances outside of our control. Furthermore, we may cease to offer games and services that we previously had deemed to be re-occurring in nature. Any decline or fluctuation in the re-occurring portion of our business may have a negative impact on our financial and operating results.

We could fail to successfully adopt new business models.

From time to time we seek to establish and implement new business models. Forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside of our control. Our actual revenue and profit for these businesses may be significantly greater or less than our forecasts. In addition, these new business models could fail, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, as well as the opportunity cost of diverting management and financial resources away from more successful and established businesses. Any failure to successfully implement new business models could materially impact our financial and operating results.

Acquisitions, investments, divestitures and other strategic transactions could result in operating difficulties and other negative consequences.

We have made and may continue to make acquisitions or enter into other strategic transactions including (1) acquisitions of companies, businesses, intellectual properties, and other assets, (2) investments in, or transactions with, strategic partners, and (3) investments in new businesses as part of our long-term business strategy. These acquisitions and other transactions involve significant challenges and risks including that the transaction does not advance our business strategy or strategic goals, that we do not realize a satisfactory return on our investment, cannot realize anticipated tax benefits or incur tax costs, that we acquire liabilities and/or litigation from acquired companies or liabilities and/or litigation results from the transactions, that our due diligence process does not identify significant issues, liabilities or other challenges, diversion of management's attention from our other businesses, and the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses. In addition, we may not integrate these businesses successfully or achieve expected synergies.

We may fund strategic transactions with (1) cash, which would reduce cash available for other corporate purposes, (2) debt, which would increase our interest expense and leverage and/or (3) equity which would dilute current shareholders' percentage ownership and also dilute our earnings per share.

Additionally, we have divested and may in the future divest certain products and services that no longer fit our long-term strategies. Divestitures may adversely impact our business, operating results and financial condition if we are unable to achieve the anticipated benefits or cost savings from such divestitures, or if we are unable to offset impacts from the loss of revenue associated with the divested product lines or technologies.

We may be unable to maintain or acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others.

Many of our products and services are based on or incorporate intellectual property owned by others. For example, our EA SPORTS products include rights licensed from major sports leagues, teams and players' associations and our Star Wars products include rights licensed from Disney. Competition for these licenses and rights is intense. If we are unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our ability to develop successful and engaging products and services may be adversely affected and our revenue, profitability and cash flows may decline significantly. Other competitors may assume certain licenses and create competing products, impacting our sales. Competition for these licenses has increased, and may continue to increase, the amounts that we must pay to licensors and developers, through higher minimum guarantees or royalty rates, which could significantly increase our costs and reduce our profitability.

Our business partners may not honor their obligations to us or their actions may put us at risk.

We rely on various business partners, including platform partners, third-party service providers, vendors, licensing partners, development partners and licensees. Their actions may put our business and our reputation and brand at risk. In many cases, our business partners may be given access to sensitive and proprietary information in order to provide services and support, and they may misappropriate our information and engage in unauthorized use of it. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets, economic downturns, poor business decisions, or reputational harm may adversely affect our business partners and they may not be able to continue honoring their obligations to us or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor.

OPERATIONAL RISKS

Catastrophic events may disrupt our business.

Catastrophic events, including natural disasters, cyber-incidents, power disruptions, pandemics, acts of terrorism or other events have caused, and in the future could cause, outages, disruptions and/or degradations of our infrastructure (including our or our partners' information technology and network systems), a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services all of which could materially impact our reputation and brand, financial condition and operating results. The health and safety of our employees, players, third-party organizations with whom we partner, or regulatory agencies on which we rely could be also affected, any of which may prevent us from executing against our business strategies and/or cause a decrease in consumer demand for our products and services. We recognize the inherent physical risks associated with climate change. Our business relies on the reliable transmission of energy worldwide and is susceptible to weather-related events that could stress the power grid. System redundancy may be ineffective, and our disaster recovery and business continuity planning may not be sufficient for all eventualities. In addition, our corporate headquarters and several of our key studios also are located in seismically active regions and areas that are vulnerable to other natural disasters and weather events such as wildfires and hurricanes. These catastrophic events could disrupt our business and operations, and/or the businesses and operations of our partners and may cause us to incur additional costs to maintain or resume operations.

We have and may continue to experience security breaches and cyber threats.

The integrity of our and our partners' information technology networks and systems is critical to our ongoing operations, products, and services. Our industry is prone to, and our systems and networks are subject to actions by malfeasant actors, which may include individuals or groups, including state-sponsored attackers. These actions include cyber-attacks, including ransomware, and other information security incidents that seek to exploit, disable, damage, and/or disrupt our networks, business operations, products and services and supporting technological infrastructure, or gain access to consumer and employee personal information, our intellectual property and other assets. Additionally, as artificial intelligence capabilities develop rapidly, individuals or groups of hackers and sophisticated organizations, may use these technologies to create new sophisticated attack methods that are increasingly automated, targeted and coordinated and more difficult to defend against. In addition, our systems and networks could be harmed or improperly accessed due to errors by employees or third parties that are authorized to access these networks and systems. We also rely on technological infrastructure provided by third-party business partners to support the online functionality of our products and services, who are also subject to these same cyber risks. Both our partners and we have expended, and expect to continue to expend, financial and operational resources to guard against cyber risks and to help protect our data and systems. However, the techniques used by malfeasant actors change frequently, continue to evolve in sophistication and volume, and often are not detected for long periods of time.

Remote access to our networks and systems, and the networks and systems of our partners is substantial. While we and our partners have taken steps to secure our networks and systems, these networks and systems may be more vulnerable to a successful cyber-attack or information security incident in a hybrid working model. The costs to respond to, mitigate, and/or notify affected parties of cyber-attacks and other security vulnerabilities are significant. It may also be necessary for us to take additional extraordinary measures and make additional expenditures to take appropriate responsive and preventative steps. Consequences of such events, responsive measures and preventative measures have included, and could in the future include, the loss of proprietary and personal data and interruptions or delays in our business operations, exploitation of our data, as well as loss of player confidence and damage to our brand and reputation, financial expenses and financial loss. In addition, such events could cause us to be non-compliant with applicable regulations, and subject us to legal claims or penalties under laws protecting the privacy or security of personal information or proprietary material information. We have experienced such events in the past and expect future events to occur.

In addition, the virtual economies that we have established in many of our games are subject to abuse, exploitation and other forms of fraudulent activity that can negatively impact our business. Virtual economies involve the use of virtual currency and/or virtual assets that can be used or redeemed by a player within a particular game or service. The abuse or exploitation of our virtual economies have included the illegitimate or unauthorized generation and sale of virtual items, including in black markets. Our online services have been impacted by in-game exploits and the use of automated or other fraudulent processes designed to generate virtual items or currency illegitimately or to execute account takeover attacks against our players. We anticipate such activity to continue. These abuses and exploits, and the steps that we take to address these abuses and exploits may result in a loss of anticipated revenue, increased costs to protect against or remediate these issues, interfere with players' enjoyment of a balanced game environment or cause harm to our reputation and brand.

We may experience outages, disruptions or degradations in our services, products and/or technological infrastructure.

The reliable performance of our products and services depends on the continuing operation and availability of our information technology systems and those of our external service providers, including third-party "cloud" computing services. Our games and services are complex software products and maintaining the sophisticated internal and external technological infrastructure required to reliably deliver these games and services is expensive and complicated. The reliable delivery and stability of our products and services has been, and could in the future be, adversely impacted by outages, disruptions, failures or degradations in our network and related infrastructure, as well as in the online platforms or services of key business partners that offer, support or host our products and services. The reliability and stability of our products and services has been affected by events outside of our control as well as by events within our control, such as the migration of data among data centers and to third-party hosted environments, the performance of upgrades and maintenance on our systems, and effectively scaling our technological infrastructure to accommodate online demand for our products and services.

If we or our external business partners were to experience an event that caused a significant system outage, disruption or degradation or if a transition among data centers or service providers or an upgrade or maintenance session encountered unexpected interruptions, unforeseen complexity or unplanned disruptions, our products and services may not be available to consumers or may not be delivered reliably and stably. As a result, our reputation and brand may be harmed, consumer engagement with our products and services may be reduced, and our revenue and profitability could be negatively impacted. We do not have redundancy for all our systems, many of our critical applications reside in only one of our data centers, and our disaster recovery planning may not account for all eventualities.

Attracting, managing and retaining our talent is critical to our success.

Our business depends on our ability to attract, train, motivate and retain executive, technical, creative, marketing and other personnel that are essential to the development, marketing and support of our products and services. The market for highly-skilled workers and leaders in our industry is extremely competitive, particularly in the geographic locations in which many of our key personnel are located. We also engage with talent through contracted services. In addition, our leading position within the interactive entertainment industry makes us a prime target for recruiting our executives, as well as key creative and technical talent. If we cannot successfully recruit, train, motivate, attract and retain qualified employees, develop and maintain a healthy culture, or replace key employees following their departure, our reputation, brand and culture may be negatively impacted and our business will be impaired. Our global workforce is primarily non-unionized, but we have unions and works councils outside of the United States. In the United States, there has been an increase in prominence in certain sectors of workers exercising their right to form or join a union. If significant employee populations were to unionize or if we experience labor disruptions, we could experience operational changes that may materially impact our business.

We rely on the consoles, systems and devices of partners who have significant influence over the products and services that we offer in the marketplace.

A significant percentage of our digital net revenue is attributable to sales of products and services through our significant partners, including Sony, Microsoft, Apple and Google. The concentration of a material portion of our digital sales in these partners exposes us to risks associated with these businesses. Any deterioration in the businesses of our significant partners could disrupt and harm our business, including by limiting the methods through which our digital products and services are offered and exposing us to collection risks.

In addition, our license agreements typically provide these partners with significant control over the approval and distribution of the products and services that we develop for their consoles, systems and devices. For products and services delivered via digital channels, each respective partner has policies and guidelines that control the promotion and distribution of these titles and the features and functionalities that we are permitted to offer through the channel. Our partners could choose to exclude our products and services from, or de-emphasize the promotion of our products and services within, some or all of their distribution channels in order to promote their own products and services or those of our competitors. In addition, we are dependent on these partners to invest in, and upgrade, the capabilities of their systems in a manner that corresponds to the preferences of consumers. Failure by these partners to keep pace with consumer preferences could have an adverse impact on the engagement with our products and services and our ability to merchandise and commercialize our products and services which could harm our business and/or financial results.

Moreover, certain significant partners can determine and change unilaterally certain key terms and conditions, including the ability to change their user and developer policies and guidelines and can also set the rates that we must pay to provide our games and services through their online channels, and retain flexibility to change their fee structures or adopt different fee structures for their online channels. These partners also control the information technology systems through which online sales of our products and service channels are captured. If our partners establish terms that restrict our offerings, significantly impact the financial terms on which these products or services are offered to our customers, or their information technology systems experience outages that impact our players' ability to access our games or purchase extra content or cause an unanticipated delay in reporting, our business and/or financial results could be materially affected.

LEGAL AND COMPLIANCE RISKS

Our business is subject to complex and prescriptive regulations regarding consumer protection and data privacy practices, and could be adversely affected if our consumer protection, data privacy and security practices are not adequate, or perceived as being inadequate.

We are subject to global data privacy, data protection, security and consumer-protection laws and regulations worldwide. These laws and regulations are emerging and evolving and the interpretation, application and enforcement of these laws and regulations often are uncertain, contradictory and changing. The failure to maintain data practices that are compliant with applicable laws and regulations, or evolving interpretations of applicable laws and regulations, could result in inquiries from enforcement agencies or direct consumer complaints, resulting in civil or criminal penalties, and could adversely impact our reputation and brand. In addition, the operational costs of compliance with these regulations is high and will likely continue to increase. Even if we remain in compliance with applicable laws and regulations, consumer sensitivity to the collection and processing of their personal information continues to increase. Any real or perceived failures in maintaining acceptable data privacy practices, including allowing improper or unauthorized access, acquisition or misuse and/or uninformed disclosure of consumer, employee and other information, or a perception that we do not adequately secure this information or provide consumers with adequate notice about the information that they authorize us to collect and disclose could result in brand, reputational, or other harms to the business, result in costly remedial measures, deter current and potential customers from using our products and services and cause our financial results to be materially affected.

Third party vendors and business partners receive access to certain information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational and financial harm to them and us, negatively impact our ability to offer our products and services, and could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability, reputation and brand, and/or cause our financial results to be materially affected.

Government regulations applicable to us may negatively impact our business.

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to consumer protection, protection of minors, online safety, content, advertising, information security, intellectual property, competition, sanctions, taxation, and employment, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. Enforcement of these laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in applicable laws or changes to interpretation. Any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

Certain of our business models and features within our games and services are subject to new laws or regulations or evolving interpretations and application of existing laws and regulations. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories. Additionally, in our current phase of innovation, artificial intelligence capabilities are rapidly advancing, and it is possible that we could become subject to new regulations, or the interpretation of existing regulations, aimed at how we incorporate artificial intelligence into our games and development processes, that could negatively impact our operation and results. Our games and services allow players to connect with each other and create and share user-generated content. Such interactions and content may be objectionable or offensive and decrease engagement with our products and services, cause a loss of confidence in our brands and expose us to liability and regulatory oversight, particularly as applicable global laws and regulations are introduced and evolve. New laws related to these business models and features or the interpretation or application of current laws could subject us to additional regulation and oversight, cause us to further limit or restrict the sale of our products and services or otherwise impact our products and services, lessen the engagement with, and growth of, profitable business models, and expose us to increased compliance costs, significant liability, fines, penalties and harm to our reputation and brand.

We are subject to laws in certain foreign countries, and adhere to industry standards in the United States, that mandate rating requirements or set other restrictions on the advertisement, publication or distribution of interactive entertainment software based on content. In addition, certain foreign countries allow government censorship of interactive entertainment software products or require pre-approval processes of uncertain length before our games and services can be offered. Adoption and enforcement of ratings systems, censorship, restrictions on publication or distribution, and changes to approval processes or the status of any approvals could harm our business by limiting the products we are able to offer to our consumers. In addition, compliance with new and possibly inconsistent regulations for different territories could be costly, delay or prevent the release of our products in those territories.

We may be subject to claims of infringement of third-party intellectual property rights.

From time to time, third parties may claim that we have infringed their intellectual property rights. Although we take steps to avoid knowingly violating the intellectual property rights of others, it is possible that third parties still may claim infringement. Existing or future infringement claims against us may be expensive to defend and divert the attention of our employees from business operations. Such claims or litigation could require us to pay damages and other costs. We also could be required to stop selling, distributing or supporting products, features or services which incorporate the affected intellectual property rights, redesign products, features or services to avoid infringement, or obtain a license, all of which could be costly and harm our business.

In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing products and services such as those that we produce or would like to offer in the future. We may discover that future opportunities to provide new and innovative modes of game play and game delivery may be precluded by existing patents that we are unable to acquire or license on reasonable terms.

From time to time we may become involved in other legal proceedings.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, disruptive to normal business operations and occupy a significant amount of our employees' time and attention. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, reputation, operating results, or financial condition.

Our products and brands are subject to intellectual property infringement, including in jurisdictions that do not adequately protect our products and intellectual property rights.

We regard our products, brands and intellectual property as proprietary and take measures to protect our assets from infringement. We are aware that some unauthorized copying of our products and brands occurs, and if a significantly greater amount were to occur, it could negatively impact our business. Further, our products and services are available worldwide and the laws of some countries, particularly in Asia, either do not protect our products, brands and intellectual property to the same extent as the laws of the United States or are poorly enforced. Legal protection of our rights may be ineffective in countries with weaker intellectual property enforcement mechanisms. In addition, certain third parties have registered our intellectual property rights without authorization in foreign countries. Successfully registering such intellectual property rights could limit or restrict our ability to offer products and services based on such rights in those countries. Although we take steps to enforce and police our rights, our practices and methodologies may not be effective against all eventualities.

FINANCIAL RISKS

Our financial results are subject to currency and interest rate fluctuations.

International sales are a fundamental part of our business. For our fiscal year ended March 31, 2024, international net revenue comprised 60 percent of our total net revenue, and we expect our international business to continue to account for a significant portion of our total net revenue. As a result of our international sales, and also the denomination of our foreign investments and our cash and cash equivalents in foreign currencies, we are exposed to the effects of fluctuations in foreign currency exchange rates, and volatility in foreign currency exchange rates remains elevated as compared to historic levels. We use foreign currency hedging contracts to mitigate some foreign currency risk. However, these activities are limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses. In addition, interest rate volatility can decrease the amount of interest earned on our cash, cash equivalents and short-term investment portfolio.

We utilize debt financing and such indebtedness could adversely impact our business and financial condition.

We have senior unsecured notes outstanding, as well as an unsecured revolving credit facility. While the facility is currently undrawn, we may use the proceeds of any future borrowings for general corporate purposes. We may also enter into other financial instruments in the future. This indebtedness and any indebtedness that we may incur in the future could affect our financial condition and future financial results by, among other things, requiring the dedication of a substantial portion of any cash flow from operations to the repayment of indebtedness and increasing our vulnerability to downturns in our business or adverse changes in general economic and industry conditions.

The agreements governing our indebtedness impose restrictions on us and require us to maintain compliance with specified covenants. In particular, the revolving credit facility requires us to maintain compliance with a debt to EBITDA ratio. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants and do not obtain a waiver from the lenders or noteholders, then, subject to applicable cure periods, our outstanding indebtedness may be declared immediately due and payable. There can be no assurance that any refinancing or additional financing would be available on terms that are favorable or acceptable to us, if at all. In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with new issuances or any potential refinancing of existing issuances. Downgrades in our credit rating could also restrict our ability to obtain additional financing in the future and could affect the terms of any such financing.

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide income tax provision, tax assets, and accruals for other taxes, and the ultimate tax determination is uncertain for many transactions. Our effective income tax rate is based in part on our corporate operating structure and how we operate our business and develop, value, and use our intellectual property. Taxing authorities in jurisdictions in which we operate have challenged and audited, and may continue to, challenge and audit our methodologies for calculating our income taxes, which could increase our effective income tax rate. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in our geographic mix of earnings, changes in the elections we make, changes in our corporate structure, or changes in applicable accounting rules, as well as other factors.

Changes to enacted U.S. federal, state or international tax laws, as well as changes to interpretations of existing tax laws, particularly in Switzerland, where our international business is headquartered, and actions we have taken in our business with respect to such laws, have affected, and could continue to affect, our effective tax rates and cash taxes, and could cause us to change the way in which we structure our business and result in other costs. For example, the European Union and other countries, including Switzerland, have enacted or have committed to enact global minimum taxes which could impact our provision for income taxes and cash taxes. Our effective tax rate also could be adversely affected by changes in the measurement of our deferred income taxes, including the need for valuation allowances against deferred tax assets. Our valuation allowances, in turn, are impacted by several factors with respect to our business, industry, and the macroeconomic environments, including changing interest rates and tax laws. Significant judgment is involved in determining the amount of valuation allowances, and actual financial results also may differ materially from our current estimates and could have a material impact on our assessments.

We are required to pay taxes other than income taxes, such as payroll, sales, use, value-added, net worth, property, transfer, and goods and services taxes, in both the United States and foreign jurisdictions. Several foreign jurisdictions have introduced new digital services taxes on revenue of companies that provide certain digital services or expanded their interpretation of existing tax laws with regard to other non-income taxes. There is limited guidance about the applicability of these new taxes or changing interpretations to our business and significant uncertainty as to what will be deemed in scope. If these foreign taxes are applied to us, it could have an adverse and material impact on our business and financial performance.

GENERAL RISKS

Our business is subject to economic, market, public health and geopolitical conditions.

Our business is subject to economic, market, public health and geopolitical conditions, which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions, political instability, and adverse political developments in or around any of the countries in which we do business, particularly conditions that negatively impact discretionary consumer spending and consumer demand or increase our operating costs, including conflicts, inflation, slower growth, recession and other macroeconomic conditions have had, and could continue to have, a material adverse impact on our business and operating results. In addition, relations between the United States and countries in which we have operations and sales have been impacted by events such as the adoption or expansion of trade restrictions, including economic sanctions, that have had a negative impact on our financial results and development processes.

We are particularly susceptible to market conditions and risks associated with the entertainment industry, which, in addition to general macroeconomic downturns, also include the popularity, price and timing of our games, changes in consumer demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, among other factors which may change rapidly and cannot necessarily be predicted.

Our stock price has been volatile and may continue to fluctuate significantly.

The market price of our common stock historically has been, and we expect will continue to be, subject to significant fluctuations. These fluctuations may be due to our operating results or factors specific to our operating results (including those discussed in the risk factors above), changes in securities analysts' estimates of our future financial performance, ratings or recommendations, our results or future financial guidance falling below our expectations and analysts' and investors' expectations, the failure of our capital return programs to meet analysts' and investors' expectations, the announcement and integration of any acquisitions we may make, departure of key personnel, cyberattacks, or factors largely outside of our control including, those affecting interactive gaming, entertainment, and/or technology companies generally, national or international economic conditions, investor sentiment or other factors related or unrelated to our operating performance. In particular, economic downturns may contribute to the public stock markets experiencing extreme price and trading volume volatility. These fluctuations could adversely affect the price of our common stock.

Item 1B: *Unresolved Staff Comments*

None.

Item 1C: *Cybersecurity*

In the ordinary course of our business, we collect, use, store, and digitally transmit confidential and personal information. The secure maintenance of this information and our information technology systems is important to our operations, business strategy, and maintaining the trust of our players, employees, and partners. To this end, we have implemented policies, practices and programs designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are managed and monitored by dedicated information technology security teams, which are led by our Chief Information Security Officer. They include mechanisms, controls, technologies, systems, and other processes designed to maintain a stable information technology environment and protect against unauthorized access, use, destruction, modification or disclosure of confidential and personal information, and other information security incidents affecting our operations or the availability of our products and services. For example, we invest in tools to detect suspicious activity in accounts, give players the ability to use two-factor authentication and work to prevent the creation of mass user accounts.

We also regularly test our defenses through penetration and vulnerability testing. We implement controls and procedures designed to mitigate risk with third-party vendors and business partners who have access to confidential and personal information, including by conducting a formalized security risk assessment. Security risks identified in security risk assessments are remediated, and/or formally documented, and in some cases the business relationship may be ended or not pursued. Our employees and certain contractors are required to complete mandatory annual security training. These trainings raise awareness of security practices and educates employees to protect information assets and infrastructure. We consult with outside advisors and experts when appropriate to assist in assessing, identifying and managing cybersecurity risks, including providing an independent analysis of our preparedness, assessing and managing the current risk environment and assisting us in preparing for future threats and trends.

Our Chief Information Security Officer, who reports directly to our Chief Technology Officer, Enterprise & Platform Services, has extensive experience managing information technology and cybersecurity matters and is responsible for assessing and managing cybersecurity risks. Risks associated with cybersecurity are integrated into our overall enterprise-wise enterprise risk assessment and more closely monitored by our information technology security teams. We face ongoing cybersecurity risks that, if realized, could materially impact our business, operations and financial results. During the reporting period, we did not experience any cybersecurity incident that has had, or is reasonably likely to have, a material impact on our operations or financial results. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "We have and may continue to experience security breaches and cyber threats."

Our Board of Directors maintains ultimate oversight over risks associated with cybersecurity and receives updates at least annually from our Chief Information Security Officer. In addition, our Audit Committee, which is composed solely of independent directors, receives updates from our Chief Information Security Officer on a quarterly basis, and more frequently as appropriate, that provide additional detail about the steps we take to monitor and mitigate these risks.

Item 2:   *Properties*

Not applicable.

Item 3:   *Legal Proceedings*

Refer to Note 14 of the Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for disclosures regarding our legal proceedings.

Item 4:   *Mine Safety Disclosures*

Not applicable.

Item 5: *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

<u>Holders</u>

There were approximately 616 holders of record of our common stock as of May 20, 2024. In addition, a significant number of beneficial owners of our common stock hold their shares in street name. Our common stock is traded on the Nasdaq Global Select Market under the symbol "EA".

<u>Dividends</u>

Our quarterly cash dividend was $0.19 per share of common stock in fiscal year 2024. We paid aggregate cash dividends of $205 million during the fiscal year ended March 31, 2024. We currently expect to continue to pay comparable cash dividends on a quarterly basis in the future; however, future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors or a designated Committee of our Board of Directors.

<u>Issuer Purchases of Equity Securities</u>

In August 2022, our Board of Directors authorized a program to repurchase up to $2.6 billion of our common stock. We repurchased approximately 10.0 million shares of our common stock for approximately $1,300 million under this program during the fiscal year ended March 31, 2024. This program was terminated on May 8, 2024 and was superseded and replaced by a new stock repurchase program approved in May 2024.

In May 2024, the Company's Audit Committee, upon delegation from the Company's Board of Directors, authorized a new program to repurchase up to $5.0 billion of our common stock. This program supersedes and replaces the August 2022 program and expires on May 9, 2027. Under this program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase a specific number of shares of our common stock under this program and it may be modified, suspended or discontinued at any time. We are actively repurchasing shares under this program.

The following table summarizes the number of shares repurchased in the fourth quarter of the fiscal year ended March 31, 2024:

Fiscal Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Programs	Maximum Dollar Value that May Still Be Purchased Under the Programs (in millions)
December 31, 2023 - January 27, 2024	699,335	$ 137.14	699,335	$ 884
January 28, 2024 - February 24, 2024	729,048	$ 138.86	729,048	$ 783
February 25, 2024 - March 30, 2024	937,619	$ 136.39	937,619	$ 655
	2,366,002	$ 137.37	2,366,002	

<u>Stock Performance Graph</u>

The following information shall not be deemed to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent that we specifically incorporate it by reference into a filing.

The following graph shows a five-year comparison of cumulative total returns during the period from March 31, 2019 through March 31, 2024, for our common stock, the S&P 500 Index (to which EA was added in July 2002), the Nasdaq Composite Index, and the RDG Technology Composite Index, each of which assumes an initial value of $100. Each measurement point is as of the end of each fiscal year. The performance of our stock depicted in the following graph is not necessarily indicative of the future performance of our stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronic Arts Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Technology Composite Index

—□— Electronic Arts Inc.   ---△--- S&P 500   —⊝- - NASDAQ Composite   —✳— RDG Technology Composite

*   Based on $100 invested on March 31, 2019 in stock or index, including reinvestment of dividends.

	March 31,					
	2019	2020	2021	2022	2023	2024
Electronic Arts Inc.	$ 100	$ 99	$ 134	$ 125	$ 120	$ 133
S&P 500 Index	100	93	145	168	155	202
Nasdaq Composite Index	100	101	175	189	164	221
RDG Technology Composite Index	100	110	187	201	182	226

Item 6:   [Reserved]

Item 7: ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

<u>OVERVIEW</u>

The following overview is a high-level discussion of our operating results, as well as some of the trends and drivers that affect our business. Management believes that an understanding of these trends and drivers provides important context for our results for the fiscal year ended March 31, 2024, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Form 10-K, including in the "Business" section and the "Risk Factors" above, the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")" or the Consolidated Financial Statements and related Notes.

About Electronic Arts

Electronic Arts is a global leader in digital interactive entertainment. We develop, market, publish and deliver games, content and services that can be experienced on game consoles, PCs, mobile phones and tablets. At our core is a portfolio of intellectual property from which we create innovative games and experiences that deliver high-quality entertainment and drive engagement across our network of hundreds of millions of unique active accounts. Our portfolio includes brands that we either wholly own (such as *Apex Legends*, Battlefield, and The Sims) or license from others (such as the licenses within EA SPORTS FC and EA SPORTS Madden NFL). Through our live services offerings, we offer high-quality experiences designed to provide value to players, and extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated in addition to the sale of our full games. We are focusing on building games and experiences that grow the global online communities around our key franchises; deepening engagement through connecting interactive storytelling to key intellectual property; and building re-occurring revenue from scaling our live services and growth in our annualized sports franchises, our console, PC and mobile catalog titles.

Financial Results

Our key financial results for our fiscal year ended March 31, 2024 were as follows:

- Total net revenue was $7,562 million, up 2 percent year-over-year.
- Live services and other net revenue was $5,547 million, up 1 percent year-over-year.
- Gross margin was 77.4 percent, up 2 percentage points year-over-year.
- Operating expenses were $4,334 million, up 1 percent year-over-year.
- Operating income was $1,518 million, up 14 percent year-over-year.
- Net income was $1,273 million with diluted earnings per share of $4.68.
- Net cash provided by operating activities was $2,315 million, up 49 percent year-over-year.
- Total cash, cash equivalents and short-term investments were $3,262 million.
- We repurchased 10.0 million shares of our common stock for $1,300 million.
- We paid cash dividends of $205 million during the fiscal year ended March 31, 2024.

Trends in Our Business

Live Services Business. We offer our players high-quality experiences designed to provide value to players and to extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated in addition to the sale of our full games and free-to-play games. Our net revenue attributable to live services and other was $5,547 million, $5,489 million, and $4,998 million for fiscal years 2024, 2023, and 2022, respectively, and we expect that live services net revenue will continue to be material to our business. Within live services and other, net revenue attributable to extra content was $4,463 million, $4,277 million, and $3,910 million for fiscal years 2024, 2023, and 2022, respectively. Extra content net revenue has increased as more players engage with our games and services, and purchase additional content designed to provide value to players and extend and enhance gameplay. Our most popular live services are the extra content purchased for the *Ultimate Team* mode associated with our sports franchises, that allows players to collect current and former professional players in order to build and compete as a personalized team, and extra content purchased for our *Apex Legends* franchise. Live services net revenue generated from extra content purchased within the *Ultimate Team* mode associated with our sports franchises, a substantial portion of which is derived from *Ultimate Team* within our global football franchise and from our *Apex Legends* franchise, is material to our business.

Digital Delivery of Games. In our industry, players increasingly purchase games digitally as opposed to purchasing physical discs. While this trend, as applied to our business, may not be linear due to a mix of products during a fiscal year, consumer buying patterns and other factors, over time we expect players to purchase an increasingly higher proportion of our games digitally. As a result, we expect net revenue attributable to digital full game downloads to increase over time and net revenue attributable to sales of packaged goods to decrease.

Our net revenue attributable to digital full game downloads was $1,343 million, $1,262 million, and $1,282 million during fiscal years 2024, 2023, and 2022, respectively; while our net revenue attributable to packaged goods sales was $672 million, $675 million, and $711 million in fiscal years 2024, 2023, and 2022, respectively. In addition, as measured based on total units sold on Microsoft's Xbox One and Xbox Series X and Sony's PlayStation 4 and 5 rather than by net revenue, we estimate that 73 percent, 68 percent, and 65 percent of our total units sold during fiscal years 2024, 2023, and 2022, were sold digitally. Digital full game units are based on sales information provided by Microsoft and Sony; packaged goods units sold through are estimated by obtaining data from significant retail and distribution partners in North America, Europe and Asia, and applying internal sales estimates with respect to retail partners from which we do not obtain data. We believe that these percentages are reasonable estimates of the proportion of our games that are digitally downloaded in relation to our total number of units sold for the applicable period of measurement.

Increases in consumer adoption of digital purchase of games combined with increases in our live services revenue generally results in expansion of our gross margin, as costs associated with selling a game digitally is generally less than selling the same game through traditional retail and distribution channels.

Increased Competition. Competition in our business is intense. Our competitors range from established interactive entertainment companies to emerging start-ups. In addition, the gaming, technology/internet, and entertainment industries are converging, and we compete with large, diversified technology companies in those industries. Their greater financial or other resources may provide larger budgets to develop and market tools, technologies, products and services that gain consumer success and shift player time and engagement away from our products and services. In addition, our leading position within the interactive entertainment industry makes us a prime target for recruiting our executives, as well as key creative and technical talent, resulting in retention challenges and increased cost to retain and incentivize our key people.

Concentration of Sales Among the Most Popular Games. In our industry, we see a large portion of games sales concentrated on the most popular titles. Similarly, a significant portion of our revenue historically has been derived from games based on a few popular franchises, such as EA SPORTS FC, EA SPORTS Madden NFL, *Apex Legends*, Battlefield, and The Sims. In particular, we have historically derived a significant portion of our net revenue from our global football franchise, the annualized version of which is consistently one of the best-selling games in the marketplace. We transitioned our global football franchise to a new EA SPORTS FC brand in the second quarter of fiscal 2024. Our continued vision for the future of EA SPORTS FC is to create and innovate across platforms, geographies, and business models to expand our global football experiences and entertain even more fans around the world.

Re-occurring Revenue Sources. Our business model includes revenue that we deem re-occurring in nature, such as revenue from our live services, annualized sports franchises (e.g., EA SPORTS FC, EA SPORTS Madden NFL), and our console, PC and mobile catalog titles (i.e., titles that did not launch in the current fiscal year). We have been able to forecast revenue from these areas of our business with greater relative confidence than for new games, services and business models. As we continue to incorporate new business models and modalities of play into our games, our goal is to continue to look for opportunities to expand the re-occurring portion of our business.

Free-to-Play and Free-to-Enter Games. We offer games in some of our largest franchises, including *Apex Legends*, *The Sims 4,* and the PC and mobile version of our EA SPORTS FC franchise, through a business model that allows consumers to access games with no-upfront cost. These games are then monetized through a live service associated with the game, particularly extra content sales. These business models are dominant in the mobile gaming industry and are becoming increasingly accepted in the online PC and console market. We expect to continue offering games through these business models across console, PC and mobile and expect extra content revenue generated through these business models to continue to be an important part of our business.

Restructuring. In February 2024, our Board of Directors approved a restructuring plan (the "2024 Restructuring Plan") focused on aligning our portfolio, investments, and resources in support of our strategic priorities and growth initiatives. This plan reflects actions driven by portfolio rationalization, including costs associated with licensor commitments, as well as reductions in real estate and headcount. The actions associated with this plan are expected to be substantially completed by December 31, 2024.

Net Bookings. In order to improve transparency into our business, we disclose an operating performance metric, net bookings. Net bookings is defined as the net amount of products and services sold digitally or sold-in physically in the period. Net bookings is calculated by adding total net revenue to the change in deferred net revenue for online-enabled games.

The following is a calculation of our total net bookings for the periods presented:

(In millions)	Year Ended March 31,			
	2024		2023	
Total net revenue	$	7,562	$	7,426
Change in deferred net revenue (online-enabled games)		(132)		(85)
Net bookings	$	7,430	$	7,341

Net bookings were $7,430 million for fiscal year 2024 primarily driven by sales related to *EA SPORTS FC 24, FIFA 23, Apex Legends*, *EA SPORTS Madden NFL 24*, and *The Sims 4.* Net bookings increased $89 million or 1 percent as compared to fiscal year 2023 primarily due to a year-over-year increase in sales related to our global football franchise, driven by *EA SPORTS FC 24,* partially offset by decreased sales of extra content for *Apex Legends,* and fluctuations in foreign exchange rates, net of hedging activities. Live services and other net bookings were $5,425 million for fiscal year 2024, and decreased $105 million or 2 percent as compared to fiscal year 2023. The decrease in live services and other net bookings was due primarily to decreased sales of extra content for *Apex Legends,* and fluctuations in foreign exchange rates, net of hedging activities, partially offset by a year-over-year increase in extra content sales for *Ultimate Team* within our global football franchise, driven by *EA SPORTS FC 24.* Full game net bookings were $2,005 million for fiscal year 2024, and increased $194 million or 11 percent as compared to fiscal year 2023 primarily due to the releases of *Star Wars Jedi: Survivor*, and *UFC 5*, partially offset by the prior year releases of *Dead Space Remake* and *Need for Speed Unbound.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies requires both management judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition

We derive revenue principally from sales of our games, and related extra content and services that can be experienced on game consoles, PCs, mobile phones and tablets. Our product and service offerings include, but are not limited to, the following:

- full games with both online and offline functionality ("Games with Services"), which generally includes (1) the initial game delivered digitally or via physical disc at the time of sale and typically provide access to offline core game content ("software license"); (2) updates on a when-and-if-available basis, such as software patches or updates, and/or additional free content to be delivered in the future ("future update rights"); and (3) a hosted connection for online playability ("online hosting");

- full games with online-only functionality which require an Internet connection to access all gameplay and functionality ("Online-Hosted Service Games");

- extra content related to Games with Services and Online-Hosted Service Games which provides access to additional in-game content;

- subscriptions, such as EA Play and EA Play Pro, that generally offer access to a selection of full games, in-game content, online services and other benefits typically for a recurring monthly or annual fee; and

- licensing to third parties to distribute and host our games and content.

We evaluate and recognize revenue by:

- identifying the contract(s) with the customer;

- identifying the performance obligations in the contract;

- determining the transaction price;

- allocating the transaction price to performance obligations in the contract; and

- recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., "transfer of control").

Certain of our full game and/or extra content are sold to resellers with a contingency that the full game and/or extra content cannot be resold prior to a specific date ("Street Date Contingency"). We recognize revenue for transactions that have a Street Date Contingency when the Street Date Contingency is removed and the full game and/or extra content can be resold by the reseller. For digital full game and/or extra content downloads sold to customers, we recognize revenue when the full game and/or extra content is made available for download to the customer.

Online-Enabled Games

Games with Services. Our sales of Games with Services are evaluated to determine whether the software license, future update rights and the online hosting are distinct and separable. Sales of Games with Services are generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting.

Since we do not sell the performance obligations on a stand-alone basis, we consider market conditions and other observable inputs to estimate the stand-alone selling price for each performance obligation. For Games with Services, generally 75 percent of the sales price is allocated to the software license performance obligation and recognized at a point in time when control of the license has been transferred to the customer. The remaining 25 percent is allocated to the future update rights and the online hosting performance obligations and recognized ratably as the service is provided (over the Estimated Offering Period).

Online-Hosted Service Games. Sales of our Online-Hosted Service Games are determined to have one distinct performance obligation: the online hosting. We recognize revenue from these arrangements ratably as the service is provided (over the Estimated Offering Period).

Extra Content. Revenue received from sales of downloadable content are derived primarily from the sale of virtual currencies and digital in-game content that are designed to extend and enhance players' game experience. Sales of extra content are accounted for in a manner consistent with the treatment for our Games with Services and Online-Hosted Service Games as discussed above, depending upon whether or not the extra content has offline functionality. That is, if the extra content has offline functionality, then the extra content is accounted for similarly to Games with Services (generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting). If the extra content does not have offline functionality, then the extra content is determined to have one distinct performance obligation: the online-hosted service.

Subscriptions

Sales of our subscriptions are determined to have one performance obligation: the online hosting. We recognize revenue from these arrangements ratably over the subscription term as the performance obligation is satisfied.

Licensing Revenue

We utilize third-party licensees to distribute and host our games and content in accordance with license agreements, for which the licensees typically pay us a fixed minimum guarantee and/or sales-based royalties. These arrangements typically include multiple performance obligations, such as a time-based license of software and future update rights. We recognize as revenue a portion of the minimum guarantee when we transfer control of the license of software (generally upon commercial launch) and the remaining portion ratably over the contractual term in which we provide the licensee with future update rights. Any sales-based royalties are generally recognized as the related sales occur by the licensee.

Significant Judgments around Revenue Arrangements

Identifying performance obligations. Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, (i.e., the customer can benefit from the goods or services either on its own or together with other resources that are readily available), and are distinct in the context of the contract (i.e., it is separately identifiable from other goods or services in the contract). To the extent a contract includes multiple promises, we must apply judgment to determine whether those promises are separate and distinct performance obligations. If these criteria are not met, the promises are accounted for as a combined performance obligation.

Determining the transaction price. The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our goods and services to the customer. Determining the transaction price often requires judgment, based on an assessment of contractual terms and business practices. It further includes review of variable consideration such as discounts, sales returns, price protection, and rebates, which is estimated at the time of the transaction. In addition, the transaction price does not include an estimate of the variable consideration related to sales-based royalties. Sales-based royalties are recognized as the sales occur.

Allocating the transaction price. Allocating the transaction price requires that we determine an estimate of the relative stand-alone selling price for each distinct performance obligation. Determining the relative stand-alone selling price is inherently subjective, especially in situations where we do not sell the performance obligation on a stand-alone basis (which occurs in the majority of our transactions). In those situations, we determine the relative stand-alone selling price based on various observable inputs using all information that is reasonably available. Examples of observable inputs and information include: historical internal pricing data, cost plus margin analysis, pre-release versus post-release costs, and pricing data from competitors to the extent the data is available. The results of our analysis resulted in a specific percentage of the transaction price being allocated to each performance obligation.

Determining the Estimated Offering Period. The offering period is the period in which we offer to provide the future update rights and/or online hosting for the game and related extra content sold. Because the offering period is not an explicitly defined period, we must make an estimate of the offering period for the service-related performance obligations (i.e., future update rights and online hosting). Determining the Estimated Offering Period is inherently subjective and is subject to regular revision. Generally, we consider the average period of time customers are online when estimating the offering period. We also consider the estimated period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer (i.e., time in channel). Based on these two factors, we then consider the method of distribution. For example, games and extra content sold at retail would have a composite offering period equal to the online gameplay period plus time in channel as opposed to digitally-distributed games and extra content which are delivered immediately via digital download and therefore, the offering period is estimated to be only the online gameplay period.

Additionally, we consider results from prior analyses, known and expected online gameplay trends, as well as disclosed service periods for competitors' games in determining the Estimated Offering Period for future sales. We believe this provides a reasonable depiction of the transfer of future update rights and online hosting to our customers, as it is the best representation of the time period during which our games and extra content are experienced. We recognize revenue for future update rights and online hosting performance obligations ratably on a straight-line basis over this period as there is a consistent pattern of delivery for these performance obligations. Revenue for service-related performance obligations for digitally-distributed games and extra content is recognized over an estimated eight-month period beginning in the month of sale, revenue for service-related performance obligations for games and extra content sold through retail is recognized over an estimated ten-month period beginning in the month of sale, and revenue for service related performance obligations related to our PC and console free-to-play games is recognized generally over a twelve-month period beginning in the month of sale.

Principal Agent Considerations

We evaluate sales to end customers of our full games and related content via third-party storefronts, including digital storefronts such as Microsoft's Xbox Store, Sony's PlayStation Store, Apple App Store, and Google Play Store, in order to determine whether or not we are acting as the principal in the sale to the end customer, which we consider in determining if revenue should be reported gross or net of fees retained by the third-party storefront. An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that we evaluate in determining gross versus net treatment include but are not limited to the following:

- the underlying contract terms and conditions between the various parties to the transaction;

- which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer;

- which party has discretion in establishing the price for the specified good or service; and

- which party has title risk before the specified good or service has been transferred to the end customer.

Based on an evaluation of the above indicators, except as discussed below, we have determined that generally the third party is considered the principal to end customers for the sale of our full games and related content. We therefore report revenue related to these arrangements net of the fees retained by the storefront. However, for sales arrangements via Apple App Store and Google Play Store, EA is considered the principal to the end customer and thus, we report revenue on a gross basis and mobile platform fees are reported within cost of revenue.

Income Taxes

We recognize deferred tax assets and liabilities for both (1) the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and (2) the expected future tax benefit to be derived from tax losses and tax credit carryforwards. We do not recognize any deferred taxes related to the U.S. taxes on foreign earnings as we recognize these taxes as a period cost.

We record a valuation allowance against deferred tax assets when it is considered more likely than not that all or a portion of our deferred tax assets will not be realized. In making this determination, we are required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results. Therefore, cumulative losses weigh heavily in the overall assessment.

In addition to considering forecasts of future taxable income, we are also required to evaluate and quantify other possible sources of taxable income in order to assess the realization of our deferred tax assets, namely the reversal of existing deferred tax liabilities, the carryback of losses and credits as allowed under current tax law, and the implementation of tax planning strategies. Evaluating and quantifying these amounts involves significant judgments. Each source of income must be evaluated based on all positive and negative evidence and this evaluation may involve assumptions about future activity. Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets.

Every quarter, we perform a realizability analysis to evaluate whether it is more likely than not that all or a portion of our deferred tax assets will not be realized. Our Swiss deferred tax asset realizability analysis relies upon future Swiss taxable income as the primary source of taxable income but considers all available sources of Swiss income based on the positive and negative evidence. We give more weight to evidence that can be objectively verified. However, estimating future Swiss taxable income requires judgment, specifically related to assumptions about expected growth rates of future Swiss taxable income, which are based primarily on third party market and industry growth data. Actual results that differ materially from those estimates could have a material impact on our valuation allowance assessment. Swiss interest rates have an impact on the valuation allowance and are based on published Swiss guidance, which generally occurs in the fourth quarter of our fiscal year. Any significant changes to such interest rates could result in a material impact to the valuation allowance and to our Consolidated Financial Statements. We have adjusted our valuation allowance for changes in the published interest rates in the past and we may do so again in the future. Switzerland has a seven-year carryforward period and does not permit the carry back of losses. Actions we take in connection with acquisitions could also impact the utilization of our Swiss deferred tax asset.

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each jurisdiction in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective tax rate.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The information under the subheading "Impact of Recently Issued Accounting Standards" in *Note 1 — Description of Business and Basis of Presentation* to the Consolidated Financial Statements in this Form 10-K is incorporated by reference into this Item 7.

RESULTS OF OPERATIONS

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2024 contained 52 weeks and ended on March 30, 2024. Our results of operations for the fiscal year ended March 31, 2023 contained 52 weeks and ended on April 1, 2023. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Net Revenue

Net revenue consists of sales generated from (1) full games sold as digital downloads or as packaged goods and designed for play on game consoles and PCs, (2) live services which primarily includes sales of extra content for console, PC, and mobile games, (3) subscriptions that generally offer access to a selection of full games, in-game content, online services and other benefits, and (4) licensing our games to third parties to distribute and host our games.

Comparison of Fiscal Year 2024 to Fiscal Year 2023

Net Revenue

Net revenue for fiscal year 2024 was $7,562 million, primarily driven by sales related to *FIFA 23, EA SPORTS FC 24, Apex Legends, EA SPORTS Madden NFL 24,* and *The Sims 4*. Net revenue for fiscal year 2024 increased $136 million, as compared to fiscal year 2023. This increase was driven by a $2,105 million increase in net revenue primarily driven by *EA SPORTS FC 24* and *Star Wars Jedi: Survivor*, partially offset by a $1,969 million decrease in net revenue primarily due to our legacy FIFA franchise, *Apex Legends*, and *Battlefield 2042*.

Net Revenue by Composition

Our net revenue by composition for fiscal years 2024 and 2023 was as follows (in millions):

| | Year Ended March 31, | | | |
	2024	2023	$ Change	% Change
Net revenue:				
Full game downloads	$ 1,343	$ 1,262	$ 81	6 %
Packaged goods	672	675	(3)	— %
Full game	$ 2,015	$ 1,937	$ 78	4 %
Live services and other	$ 5,547	$ 5,489	$ 58	1 %
Total net revenue	$ 7,562	$ 7,426	$ 136	2 %

Full Game Net Revenue

Full game net revenue includes full game downloads and packaged goods. Full game downloads primarily includes revenue from digital sales of full games on console, PC, and certain licensing revenue. Packaged goods primarily includes revenue from software that is sold physically through traditional channels such as brick and mortar retailers.

Full game net revenue for fiscal year 2024 was $2,015 million, primarily driven by *EA SPORTS FC 24, Star Wars Jedi: Survivor, EA SPORTS Madden NFL 24*, and *FIFA 23*. Full game net revenue for fiscal year 2024 increased $78 million, or 4 percent, as compared to fiscal year 2023. This increase was primarily driven by the release of *Star Wars Jedi: Survivor*, partially offset by *Battlefield 2042*.

Live Services and Other Net Revenue

Live services and other net revenue primarily includes revenue from sales of extra content for console, PC, and mobile games, certain licensing revenue, subscriptions, and advertising.

Live services and other net revenue for fiscal year 2024 was $5,547 million, primarily driven by sales of extra content for *FIFA 23, EA SPORTS FC 24, Apex Legends, The Sims 4*, and our global football mobile business. Live services and other net revenue for fiscal year 2024 increased $58 million, or 1 percent, as compared to fiscal year 2023. This increase was primarily driven by sales of extra content for *Ultimate Team* within our global football franchise, partially offset by a decrease in net revenue primarily due to decreased sales of extra content for *Apex Legends*, and within our casual mobile catalog portfolio.

Cost of Revenue

Cost of revenue consists of (1) certain royalty expenses for celebrities, professional sports leagues, movie studios and other organizations, and independent software developers, (2) mobile platform fees associated with our mobile revenue (for transactions in which we are acting as the principal in the sale to the end customer), (3) data center, bandwidth and server costs associated with hosting our online games and websites, (4) inventory costs, including manufacturing royalties, (5) payment processing fees, (6) amortization and impairments of certain intangible assets, and (7) personnel-related costs.

Cost of revenue for fiscal years 2024 and 2023 was as follows (in millions):

March 31, 2024	% of Net Revenue	March 31, 2023	% of Net Revenue	% Change	Change as a % of Net Revenue
$ 1,710	23 %	$ 1,792	24 %	(5)%	(1)%

Cost of revenue decreased by $82 million during fiscal year 2024, as compared to fiscal year 2023. The decrease was primarily due to a net decrease in royalty and other product related costs associated with *EA SPORTS FC 24*, a decrease in acquisition-related intangible asset amortization and impairments, and a decrease in platform and hosting fees, partially offset by an increase in inventory costs from the release of *Star Wars Jedi: Survivor.*

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, external third-party development costs, contracted services, and depreciation. Research and development expenses for our online products include expenses incurred by our studios consisting of direct development and related overhead costs in connection with the development and production of our online games. Research and development expenses also include expenses associated with our digital platform, software licenses and maintenance, and management overhead.

Research and development expenses for fiscal years 2024 and 2023 were as follows (in millions):

March 31, 2024	% of Net Revenue	March 31, 2023	% of Net Revenue	$ Change	% Change
$ 2,420	32 %	$ 2,328	31 %	$ 92	4 %

Research and development expenses increased by $92 million, or 4 percent, in fiscal year 2024, as compared to fiscal year 2023. This increase was primarily due to a $51 million increase in stock-based compensation, a $45 million increase in personnel-related costs primarily due to an increase in variable compensation and related expenses, offset by a $12 million decrease in studio related contracted services.

Marketing and Sales

Marketing and sales expenses consist of advertising, marketing and promotional expenses, personnel-related costs, and related overhead costs, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2024 and 2023 were as follows (in millions):

March 31, 2024	% of Net Revenue	March 31, 2023	% of Net Revenue	$ Change	% Change
$ 1,019	13 %	$ 978	13 %	$ 41	4 %

Marketing and sales expenses increased by $41 million, or 4 percent, in fiscal year 2024, as compared to fiscal year 2023. This increase was primarily due to a $82 million increase largely related to rebranding investments associated with the launch of *EA SPORTS FC 24*, offset by a $40 million decrease in advertising and promotional spending related to the prior year release of *Apex Legends Mobile*.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, corporate functions such as finance, legal, human resources, and information technology ("IT"), related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2024 and 2023 were as follows (in millions):

March 31, 2024	% of Net Revenue	March 31, 2023	% of Net Revenue	$ Change	% Change
$ 691	9 %	$ 727	10 %	$ (36)	(5)%

General and administrative expenses decreased by $36 million, or 5 percent, in fiscal year 2024, as compared to fiscal year 2023. This decrease was primarily due to $44 million of accelerated amortization and depreciation associated with office space reductions related to our fiscal 2023 Restructuring Plan.

Restructuring

Restructuring expenses for fiscal years 2024 and 2023 were as follows (in millions):

March 31, 2024	% of Net Revenue	March 31, 2023	% of Net Revenue	$ Change	% Change
$ 62	1 %	$ 111	1 %	$ (49)	(44)%

Restructuring expenses decreased by $49 million, or 44 percent, in fiscal year 2024, as compared to fiscal year 2023. This decrease was primarily due to lower charges associated with our fiscal 2024 Restructuring Plan in comparison to our fiscal 2023 Restructuring Plan, driven by a $68 million decrease related to impairment charges associated with acquisition-related intangible assets and other charges, and an $11 million decrease related to employee severance and employee-related costs, offset by a $30 million increase in costs associated with licensor commitments.

Income Taxes

Provision for income taxes for fiscal years 2024 and 2023 was as follows (in millions):

March 31, 2024	Effective Tax Rate	March 31, 2023	Effective Tax Rate
$ 316	19.9 %	$ 524	39.5 %

Our effective tax rate for the fiscal year ended March 31, 2024 was 19.9 percent as compared to 39.5 percent for the same period in fiscal year 2023.

During the fiscal year ended March 31, 2024, we recognized a $92 million tax benefit to remeasure our Swiss deferred tax assets as a result of an increase in the Swiss statutory tax rate. In addition, we recognized a lower period cost for U.S. tax on our non-U.S. earnings, including a cumulative one-time benefit, due to R&D capitalization guidance issued by the U.S. Treasury during the fiscal year. Excluding the effects of these items, the effective tax rate for fiscal year 2024 would have been 29.5%.

During the fiscal year ended March 31, 2023, we recognized a $118 million tax charge to increase the valuation allowance on Swiss deferred tax assets, primarily as a result of an increase in Swiss interest rates. The change in valuation allowance had the effect of increasing our effective tax rate for the fiscal year ended March 31, 2023 by 8.9 percentage points.

Our effective tax rates for future periods will continue to depend on a variety of factors, including changes in our business, such as acquisitions and intercompany transactions, our corporate structure, the geographic location of business functions or assets, the geographic mix of income, our agreements with tax authorities, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We anticipate that the impact of excess tax benefits, tax deficiencies, and changes in valuation allowances may result in significant fluctuations to our effective tax rate in the future.

Comparison of Fiscal Year 2023 to Fiscal Year 2022

For the comparison of fiscal year 2023 to fiscal year 2022, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for our fiscal year ended March 31, 2023, filed with the SEC on May 24, 2023 under the subheading "*Comparison of Fiscal Year 2023 to Fiscal Year 2022*."

LIQUIDITY AND CAPITAL RESOURCES

(In millions)	As of March 31,		Increase/(Decrease)
	2024	2023	
Cash and cash equivalents	$ 2,900	$ 2,424	$ 476
Short-term investments	362	343	19
Total	$ 3,262	$ 2,767	$ 495
Percentage of total assets	24 %	21 %	

(In millions)	Year Ended March 31,		Increase/(Decrease)
	2024	2023	
Net cash provided by operating activities	$ 2,315	$ 1,550	$ 765
Net cash used in investing activities	(207)	(217)	10
Net cash used in financing activities	(1,624)	(1,600)	(24)
Effect of foreign exchange on cash and cash equivalents	(8)	(41)	33
Net increase (decrease) in cash and cash equivalents	$ 476	$ (308)	$ 784

For the comparison of fiscal year 2023 to fiscal year 2022, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for our fiscal year ended March 31, 2023, filed with the SEC on May 24, 2023 under the subheading "Liquidity and Capital Resources."

Changes in Cash Flow

Operating Activities. Net cash provided by operating activities increased by $765 million during fiscal year 2024, as compared to fiscal year 2023, primarily driven by higher cash collections due to timing and year-over-year growth in our business, and lower cash payments for income taxes, partially offset by cash outflows from hedging activities.

Investing Activities. Net cash used in investing activities decreased by $10 million during fiscal year 2024, as compared to fiscal year 2023, primarily driven by a $237 million increase in proceeds from maturities and sales of short-term investments, and a $8 million decrease in capital expenditures, partially offset by a $235 million increase in the purchase of short-term investments.

Financing Activities. Net cash used in financing activities increased by $24 million during fiscal year 2024, as compared to fiscal year 2023, primarily due to a $21 million increase in cash paid to taxing authorities in connection with withholding taxes for stock-based compensation.

Short-term Investments

Due to our mix of fixed and variable rate securities, our short-term investment portfolio is susceptible to changes in short-term interest rates. As of March 31, 2024, our short-term investments had net unrealized gains of less than $1 million or less than 1 percent of total short-term investments. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, business acquisitions or stock repurchase programs.

Senior Notes

In February 2021, we issued $750 million aggregate principal amount of the 2031 Notes and $750 million aggregate principal amount of the 2051 Notes. The effective interest rate is 1.98% for the 2031 Notes and 3.04% for the 2051 Notes. Interest is payable semiannually in arrears, on February 15 and August 15 of each year.

In February 2016, we issued $400 million aggregate principal amount of the 2026 Notes. The effective interest rate is 4.97% for the 2026 Notes. Interest is payable semiannually in arrears, on March 1 and September 1 of each year.

See *Note 12 — Financing Arrangements* to the Consolidated Financial Statements in this Form 10-K as it relates to our Senior Notes, which is incorporated by reference into this Item 7.

Credit Facility

On March 22, 2023, we entered into a $500 million unsecured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility terminates on March 22, 2028 unless the maturity is extended in accordance with its terms. As of March 31, 2024, no amounts were outstanding. The Credit Facility contains an option to arrange with existing lenders and/or new lenders to provide up to an aggregate of $500 million in additional commitments for revolving loans. Proceeds of loans made under the Credit Facility may be used for general corporate purposes. See *Note 12 — Financing Arrangements* to the Consolidated Financial Statements in this Form 10-K as it relates to our Credit Facility, which is incorporated by reference into this Item 7.

Financial Condition

Our material cash requirements, including commitments for capital expenditure, as of March 31, 2024 are set forth in our *Note 14 — Commitments and Contingencies* to the Consolidated Financial Statements in this Form 10-K, which is incorporated by reference into this Item 7. We expect capital expenditures to be approximately $200 million in fiscal year 2025 primarily due to investments in hardware, software, and real estate and facilities. We believe that our cash, cash equivalents, short-term investments, cash generated from operations and available financing facilities will be sufficient to meet these material cash requirements, which include licensing intellectual property from professional sports organizations and players associations used in our EA SPORTS titles (e.g., EA SPORTS FC, NFL Properties LLC, NFL Players Association and NFL Players Inc.) and third-party content and celebrities (e.g., Disney Interactive), debt repayment obligations of $1.9 billion, and to fund our operating requirements for the next 12 months and beyond. Our operating requirements include working capital requirements, capital expenditures, our stock repurchase program, quarterly cash dividend, which is currently $0.19 per share, subject to declaration by our Board of Directors or a designated Committee of the Board of Directors, and potentially, future acquisitions or strategic investments. We may choose at any time to raise additional capital to repay debt, strengthen our financial position, facilitate expansion, repurchase our stock, pursue strategic acquisitions and investments, and/or to take advantage of business opportunities as they arise. There can be no assurance, however, that such additional capital will be available to us on favorable terms, if at all, or that it will not result in substantial dilution to our existing stockholders.

During fiscal year 2024, we returned $1,505 million to stockholders through our capital return programs, repurchasing 10.0 million shares for approximately $1,300 million and returning $205 million through our quarterly cash dividend program.

Our foreign subsidiaries are generally subject to U.S. tax, and to the extent earnings from these subsidiaries can be repatriated without a material tax cost, such earnings will not be indefinitely reinvested. As of March 31, 2024, approximately $1,121 million of our cash and cash equivalents were domiciled in foreign tax jurisdictions. All of our foreign cash is available for repatriation without a material tax cost.

We have a "shelf" registration statement on Form S-3 on file with the SEC. This shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, which may include funding for working capital, financing capital expenditures, research and development, marketing and distribution efforts, and if opportunities arise, for acquisitions or strategic alliances. Pending such uses, we may invest the net proceeds in interest bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, customer demand and acceptance of our products, our ability to collect our accounts receivable as they become due, successfully achieving our product release schedules and attaining our forecasted sales objectives, economic conditions in the United States and abroad, the impact of acquisitions and other strategic transactions in which we may engage, the impact of competition, the seasonal and cyclical nature of our business and operating results, and the other risks described in the "Risk Factors" section, included in Part I, Item 1A of this report.

As of March 31, 2024, we did not have any off-balance sheet arrangements.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and market prices, which have experienced significant volatility. Market risk is the potential loss arising from changes in market rates and market prices. We employ established policies and practices to manage these risks. Foreign currency forward contracts are used to hedge anticipated exposures or mitigate some existing exposures subject to foreign exchange risk as discussed below. While we do not hedge our short-term investment portfolio, we protect our short-term investment portfolio against different market risks, including interest rate risk as discussed below. Our cash and cash equivalents portfolio consists of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. We do not enter into derivatives or other financial instruments for speculative trading purposes and do not hedge our market price risk relating to marketable equity securities, if any.

Foreign Currency Exchange Risk

Foreign Currency Exchange Rates. International sales are a fundamental part of our business, and the strengthening of the U.S. dollar (particularly relative to the Euro, British pound sterling, Australian dollar, Japanese yen, Chinese yuan, South Korean won and Polish zloty) has a negative impact on our reported international net revenue, but a positive impact on our reported international operating expenses (particularly the Swedish krona and the Canadian dollar) because these amounts are translated at lower rates as compared to periods in which the U.S. dollar is weaker. While we use foreign currency hedging contracts to mitigate some foreign currency exchange risk, these activities are limited in the protection that they provide us and can themselves result in losses.

Cash Flow Hedging Activities. We hedge a portion of our foreign currency risk related to forecasted foreign currency-denominated sales and expense transactions by purchasing foreign currency forward contracts that generally have maturities of 18 months or less. These transactions are designated and qualify as cash flow hedges. Our hedging programs are designed to reduce, but do not entirely eliminate, the impact of currency exchange rate movements in net revenue and research and development expenses.

Balance Sheet Hedging Activities. We use foreign currency forward contracts to mitigate foreign currency exchange risk associated with foreign currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. These foreign currency forward contracts generally have a contractual term of three months or less and are transacted near month-end.

We believe the counterparties to our foreign currency forward contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, a sustained decline in the financial stability of financial institutions as a result of disruption in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs.

Notwithstanding our efforts to mitigate some foreign currency exchange risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. As of March 31, 2024, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 20 percent would have resulted in potential declines in the fair value on our foreign currency forward contracts used in cash flow hedging of $271 million or $542 million, respectively. As of March 31, 2024, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 20 percent would have resulted in potential losses in the Consolidated Statements of Operations on our foreign currency forward contracts used in balance sheet hedging of $85 million or $169 million, respectively. This sensitivity analysis assumes an adverse shift of all foreign currency exchange rates; however, all foreign currency exchange rates do not always move in the same manner and actual results may differ materially. See *Note 5 — Derivative Financial Instruments* to the Consolidated Financial Statements in this Form 10-K as it relates to our derivative financial instruments, which is incorporated by reference into this Item 7A.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality and relatively short maturities. However, because short-term investments mature relatively quickly and, if reinvested, are invested at the then-current market rates, interest income on a portfolio consisting of short-term investments is subject to market fluctuations to a greater extent than a portfolio of longer term investments. Additionally, the contractual terms of the investments do not permit the issuer to call, prepay or otherwise settle the investments at prices less than the stated par value. Our investments are held for purposes other than trading. We do not use derivative financial instruments in our short-term investment portfolio.

As of March 31, 2024, our short-term investments were classified as available-for-sale securities and, consequently, were recorded at fair value with changes in fair value, including unrealized gains and unrealized losses not related to credit losses, reported as a separate component of accumulated other comprehensive income (loss), net of tax, in stockholders' equity.

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. Changes in interest rates affect the fair value of our short-term investment portfolio. To provide a meaningful assessment of the interest rate risk associated with our short-term investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the portfolio assuming a 150 basis point parallel shift in the yield curve. As of March 31, 2024, a hypothetical 150 basis point increase in interest rates would have resulted in a $4 million, or 1% decrease in the fair market value of our short-term investments.

Item 8: *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except par value data)	March 31, 2024	March 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,900	$ 2,424
Short-term investments	362	343
Receivables, net	565	684
Other current assets	420	518
Total current assets	4,247	3,969
Property and equipment, net	578	549
Goodwill	5,379	5,380
Acquisition-related intangibles, net	400	618
Deferred income taxes, net	2,380	2,462
Other assets	436	481
TOTAL ASSETS	$ 13,420	$ 13,459
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 110	$ 99
Accrued and other current liabilities	1,166	1,285
Deferred net revenue (online-enabled games)	1,814	1,901
Total current liabilities	3,090	3,285
Senior notes, net	1,882	1,880
Income tax obligations	497	607
Deferred income taxes, net	1	1
Other liabilities	437	393
Total liabilities	5,907	6,166
Commitments and contingencies (See Note 14)		
Stockholders' equity:		
Preferred stock, $0.01 par value. 10 shares authorized	—	—
Common stock, $0.01 par value. 1,000 shares authorized; 266 and 273 shares issued and outstanding, respectively	3	3
Additional paid-in capital	—	—
Retained earnings	7,582	7,357
Accumulated other comprehensive income (loss)	(72)	(67)
Total stockholders' equity	7,513	7,293
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,420	$ 13,459

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)		**2024**		**2023**		**2022**
				Year Ended March 31,		
Net revenue	$	7,562	$	7,426	$	6,991
Cost of revenue		1,710		1,792		1,859
Gross profit		5,852		5,634		5,132
Operating expenses:						
Research and development		2,420		2,328		2,186
Marketing and sales		1,019		978		961
General and administrative		691		727		673
Amortization and impairment of intangibles		142		158		183
Restructuring (See Note 8)		62		111		—
Total operating expenses		4,334		4,302		4,003
Operating income		1,518		1,332		1,129
Interest and other income (expense), net		71		(6)		(48)
Income before provision for income taxes		1,589		1,326		1,081
Provision for income taxes		316		524		292
Net income	$	1,273	$	802	$	789
Earnings per share:						
Basic	$	4.71	$	2.90	$	2.78
Diluted	$	4.68	$	2.88	$	2.76
Number of shares used in computation:						
Basic		270		277		284
Diluted		272		278		286

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Year Ended March 31, 2024		Year Ended March 31, 2023		Year Ended March 31, 2022	
Net income	$	1,273	$	802	$	789
Other comprehensive income (loss), net of tax:						
Net gains (losses) on available-for-sale securities		1		2		(3)
Net gains (losses) on derivative instruments		(3)		(34)		76
Foreign currency translation adjustments		(3)		(50)		(8)
Total other comprehensive income (loss), net of tax		(5)		(82)		65
Total comprehensive income	$	1,268	$	720	$	854

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except share data in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balances as of March 31, 2021	286,465	$ 3	$ —	$ 7,887	$ (50)	$ 7,840
Total comprehensive income (loss)	—	—	—	789	65	854
Stock-based compensation	—	—	528	—	—	528
Awards assumed upon acquisition	—	—	23	—	—	23
Issuance of common stock	3,108	—	(127)	—	—	(127)
Common stock repurchases	(9,522)	—	(424)	(876)	—	(1,300)
Cash dividends declared ($0.68 per common share)	—	—	—	(193)	—	(193)
Balances as of March 31, 2022	280,051	$ 3	$ —	$ 7,607	$ 15	$ 7,625
Total comprehensive income (loss)	—	—	—	802	(82)	720
Stock-based compensation	—	—	548	—	—	548
Issuance of common stock	3,311	—	(95)	—	—	(95)
Common stock repurchases	(10,448)	—	(453)	(842)	—	(1,295)
Cash dividends declared ($0.76 per common share)	—	—	—	(210)	—	(210)
Balances as of March 31, 2023	272,914	$ 3	$ —	$ 7,357	$ (67)	$ 7,293
Total comprehensive income (loss)	—	—	—	1,273	(5)	1,268
Stock-based compensation	—	—	584	—	—	584
Issuance of common stock	3,496	—	(119)	—	—	(119)
Common stock repurchases and excise tax	(9,995)	—	(465)	(843)	—	(1,308)
Cash dividends declared ($0.76 per common share)	—	—	—	(205)	—	(205)
Balances as of March 31, 2024	266,415	$ 3	$ —	$ 7,582	$ (72)	$ 7,513

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended March 31, 2024		2023		2022	
OPERATING ACTIVITIES						
Net income	$	1,273	$	802	$	789
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation, amortization, accretion and impairment		404		536		486
Stock-based compensation		584		548		528
Change in assets and liabilities:						
Receivables, net		119		(34)		(77)
Other assets		148		(103)		(157)
Accounts payable		(6)		10		(7)
Accrued and other liabilities		(202)		134		169
Deferred income taxes, net		82		(221)		(329)
Deferred net revenue (online-enabled games)		(87)		(122)		497
Net cash provided by operating activities		2,315		1,550		1,899
INVESTING ACTIVITIES						
Capital expenditures		(199)		(207)		(188)
Proceeds from maturities and sales of short-term investments		632		395		1,329
Purchase of short-term investments		(640)		(405)		(554)
Acquisitions, net of cash acquired		—		—		(3,391)
Net cash used in investing activities		(207)		(217)		(2,804)
FINANCING ACTIVITIES						
Proceeds from issuance of common stock		77		80		77
Cash dividends paid		(205)		(210)		(193)
Cash paid to taxing authorities for shares withheld from employees		(196)		(175)		(204)
Common stock repurchases		(1,300)		(1,295)		(1,300)
Net cash used in financing activities		(1,624)		(1,600)		(1,620)
Effect of foreign exchange on cash and cash equivalents		(8)		(41)		(3)
Increase (decrease) in cash and cash equivalents		476		(308)		(2,528)
Beginning cash and cash equivalents		2,424		2,732		5,260
Ending cash and cash equivalents	$	2,900	$	2,424	$	2,732
Supplemental cash flow information:						
Cash paid during the year for income taxes, net	$	300	$	583	$	629
Cash paid during the year for interest		56		56		56
Non-cash investing activities:						
Change in accrued capital expenditures	$	25	$	(3)	$	19

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Electronic Arts is a global leader in digital interactive entertainment. We develop, market, publish and deliver games, content and services that can be experienced on game consoles, PCs, mobile phones and tablets. At our core is a portfolio of intellectual property from which we create innovative games and experiences that deliver high-quality entertainment and drive engagement across our network of hundreds of millions of unique active accounts. Our portfolio includes brands that we either wholly own (such as *Apex Legends*, Battlefield, and The Sims) or license from others (such as the licenses within EA SPORTS FC and EA SPORTS Madden NFL). Through our live services offerings, we offer high-quality experiences designed to provide value to players, and extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated in addition to the sale of our full games. We are focusing on building games and experiences that grow the global online communities around our key franchises; deepening engagement through connecting interactive storytelling to key intellectual property; and building re-occurring revenue from scaling our live services and growth in our annualized sports franchises, our console, PC and mobile catalog titles.

Consolidation

The accompanying Consolidated Financial Statements include the accounts of Electronic Arts Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2024 contained 52 weeks and ended on March 30, 2024. Our results of operations for the fiscal years ended March 31, 2023 and 2022, each contained 52 weeks and ended on April 1, 2023 and April 2, 2022, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and the accompanying notes. Such estimates include offering periods for deferred net revenue, sales returns and allowances, provisions for doubtful accounts, accrued liabilities, relative stand-alone selling price for identified performance obligations in our revenue transactions, losses on royalty commitments, estimates regarding the recoverability of prepaid royalties, long-lived assets, discount rates used in the measurement and recognition of lease liabilities, assets acquired and liabilities assumed in business combinations, certain estimates related to the measurement and recognition of costs resulting from our stock-based payment awards, unrecognized tax benefits, deferred income tax assets and associated valuation allowances, as well as estimates used in our goodwill, intangibles and short-term investment impairment tests. These estimates require us to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

Recently Issued Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280): *Improvements to Reportable Segment Disclosures*. The amendments in this update expand annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This update is effective for our annual report for fiscal year 2025, and interim periods thereafter, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. We are currently evaluating the timing of adoption and impact of this ASU on our Consolidated Financial Statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvement to Income Tax Disclosures*. The amendments further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This ASU is effective for our annual report for fiscal year 2026, with early adoption permitted, and should be applied either prospectively or retrospectively. We are currently evaluating the timing of adoption and impact of this ASU on our Consolidated Financial Statements and related disclosures.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash, Cash Equivalents, and Short-Term Investments

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase.

Short-term investments consist of debt securities with original or remaining maturities of greater than three months at the time of purchase and less than a year, and are accounted for as available-for-sale securities and are recorded at fair value. Cash, cash equivalents and short-term investments are available for use in current operations or other activities such as capital expenditures, business combinations and stock repurchases.

Unrealized gains and losses on our short-term investments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity, net of tax, until either (1) the security is sold, (2) the security has matured, (3) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is due to an expected credit loss, or (4) we intend to, or more likely than not would be required to, sell a security in an unrealized loss position before the recovery of its amortized cost basis. Realized gains and losses on our short-term investments are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income (loss) to interest and other income (expense), net. Determining whether a decline in fair value is due to an expected credit loss requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold.

Our short-term investments are evaluated for allowances and impairment quarterly. For investments in an unrealized loss position, we consider various factors in determining whether we should recognize an allowance for expected credit losses or an impairment charge, including the credit quality of the issuer, changes to the rating of the security by rating agencies, the extent to which fair value is less than amortized cost, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and any contractual terms impacting the prepayment or settlement process, among other factors. We recognize an allowance for credit losses, up to the amount of unrealized loss when appropriate, and write down the amortized cost basis of the investment if we intend to, or it is more likely than not we will be required to, sell the investment before the recovery of its amortized cost basis. Allowances for credit losses and write-downs are recognized in our Consolidated Statements of Operations, and unrealized losses not related to credit losses are recognized in other comprehensive income (loss). Based on our evaluation, we did not recognize an allowance for credit losses, nor did we recognize any impairments, as of March 31, 2024 and 2023.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	20 to 25 years
Computer equipment and software	2 to 6 years
Equipment, furniture and fixtures, and other	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, ranging from 1 to 15 years

We capitalize costs associated with internal-use software development once a project has reached the application development stage. Such capitalized costs include external direct costs utilized in developing or obtaining the software, and payroll and payroll-related expenses for employees who are directly associated with the development of the software. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Once internal-use software is ready for its intended use, the assets are depreciated on a straight-line basis over each asset's estimated useful life, which is generally three years. We also capitalize costs associated with the purchase of possessable internal-use software licenses. The net book value of capitalized costs associated with internal-use software was $93 million and $90 million as of March 31, 2024 and 2023, respectively.

Acquisition-Related Intangibles and Other Long-Lived Assets

We recognize acquisition-related intangible assets, such as acquired developed and core technology, in connection with business combinations. We amortize the cost of acquisition-related intangible assets that have finite useful lives generally on a straight-line basis over the lesser of their estimated useful lives or the agreement terms, currently from two to seven years. We evaluate acquisition-related intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset group. This includes assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our Consolidated Balance Sheets to reflect its estimated fair value. When we consider such assets to be impaired, the amount of impairment we recognize is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill Impairment

In assessing impairment on our goodwill, we first analyze qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. If we conclude it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, we do not need to perform an impairment test. If based on that assessment, we believe it is more likely than not that the fair value of the reporting unit is less than its carrying value we will measure goodwill for impairment by applying fair value-based tests at the reporting unit level. Reporting units are determined by the components of operating segments that constitute a business for which (1) discrete financial information is available, (2) segment management regularly reviews the operating results of that component, and (3) whether the component has dissimilar economic characteristics to other components. As of March 31, 2024, we have only one reportable segment, which represents our only operating segment.

Revenue Recognition

We derive revenue principally from sales of our games, and related extra content and services that can be experienced on game consoles, PCs, mobile phones and tablets. Our product and service offerings include, but are not limited to, the following:

- full games with both online and offline functionality ("Games with Services"), which generally includes (1) the initial game delivered digitally or via physical disc at the time of sale and typically provide access to offline core game content ("software license"); (2) updates on a when-and-if-available basis, such as software patches or updates, and/or additional free content to be delivered in the future ("future update rights"); and (3) a hosted connection for online playability ("online hosting");

- full games with online-only functionality which require an Internet connection to access all gameplay and functionality ("Online-Hosted Service Games");

- extra content related to Games with Services and Online-Hosted Service Games which provides access to additional in-game content;

- subscriptions, such as EA Play and EA Play Pro, that generally offer access to a selection of full games, in-game content, online services and other benefits typically for a recurring monthly or annual fee; and

- licensing to third parties to distribute and host our games and content.

We evaluate and recognize revenue by:

- identifying the contract(s) with the customer;

- identifying the performance obligations in the contract;

- determining the transaction price;

- allocating the transaction price to performance obligations in the contract; and

- recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., "transfer of control").

Certain of our full game and/or extra content are sold to resellers with a contingency that the full game and/or extra content cannot be resold prior to a specific date ("Street Date Contingency"). We recognize revenue for transactions that have a Street Date Contingency when the Street Date Contingency is removed and the full game and/or extra content can be resold by the reseller. For digital full game and/or extra content downloads sold to customers, we recognize revenue when the full game and/or extra content is made available for download to the customer.

Online-Enabled Games

Games with Services. Our sales of Games with Services are evaluated to determine whether the software license, future update rights and the online hosting are distinct and separable. Sales of Games with Services are generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting.

Since we do not sell the performance obligations on a stand-alone basis, we consider market conditions and other observable inputs to estimate the stand-alone selling price for each performance obligation. For Games with Services, generally 75 percent of the sales price is allocated to the software license performance obligation and recognized at a point in time when control of the license has been transferred to the customer. The remaining 25 percent is allocated to the future update rights and the online hosting performance obligations and recognized ratably as the service is provided (over the Estimated Offering Period).

Online-Hosted Service Games. Sales of our Online-Hosted Service Games are determined to have one distinct performance obligation: the online hosting. We recognize revenue from these arrangements ratably as the service is provided (over the Estimated Offering Period).

Extra Content. Revenue received from sales of downloadable content are derived primarily from the sale of virtual currencies and digital in-game content that are designed to extend and enhance players' game experience. Sales of extra content are accounted for in a manner consistent with the treatment for our Games with Services and Online-Hosted Service Games as discussed above, depending upon whether or not the extra content has offline functionality. That is, if the extra content has offline functionality, then the extra content is accounted for similarly to Games with Services (generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting). If the extra content does not have offline functionality, then the extra content is determined to have one distinct performance obligation: the online-hosted service.

Subscriptions

Sales of our subscriptions are deemed to be one performance obligation, the online hosting, and we recognize revenue from these arrangements ratably over the subscription term as the performance obligation is satisfied.

Licensing Revenue

We utilize third-party licensees to distribute and host our games and content in accordance with license agreements, for which the licensees typically pay us a fixed minimum guarantee and/or sales-based royalties. These arrangements typically include multiple performance obligations, such as a time-based license of software and future update rights. We recognize as revenue a portion of the minimum guarantee when we transfer control of the license of software (generally upon commercial launch) and the remaining portion ratably over the contractual term in which we provide the licensee with future update rights. Any sales-based royalties are generally recognized as the related sales occur by the licensee.

Significant Judgments around Revenue Arrangements

Identifying performance obligations. Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, (i.e., the customer can benefit from the goods or services either on its own or together with other resources that are readily available), and are distinct in the context of the contract (i.e., it is separately identifiable from other goods or services in the contract). To the extent a contract includes multiple promises, we must apply judgment to determine whether those promises are separate and distinct performance obligations. If these criteria are not met, the promises are accounted for as a combined performance obligation.

Determining the transaction price. The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our goods and services to the customer. Determining the transaction price often requires judgment, based on an assessment of contractual terms and business practices. It further includes review of variable consideration such as discounts, sales returns, price protection, and rebates, which is estimated at the time of the transaction. In addition, the transaction price does not include an estimate of the variable consideration related to sales-based royalties. Sales-based royalties are recognized as the sales occur.

Allocating the transaction price. Allocating the transaction price requires that we determine an estimate of the relative stand-alone selling price for each distinct performance obligation. Determining the relative stand-alone selling price is inherently subjective, especially in situations where we do not sell the performance obligation on a stand-alone basis (which occurs in the majority of our transactions). In those situations, we determine the relative stand-alone selling price based on various observable inputs using all information that is reasonably available. Examples of observable inputs and information include: historical internal pricing data, cost plus margin analysis, pre-release versus post-release costs, and pricing data from competitors to the extent the data is available. The results of our analysis resulted in a specific percentage of the transaction price being allocated to each performance obligation.

Determining the Estimated Offering Period. The offering period is the period in which we offer to provide the future update rights and/or online hosting for the game and related extra content sold. Because the offering period is not an explicitly defined period, we must make an estimate of the offering period for the service-related performance obligations (i.e., future update rights and online hosting). Determining the Estimated Offering Period is inherently subjective and is subject to regular revision. Generally, we consider the average period of time customers are online when estimating the offering period. We also consider the estimated period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer (i.e., time in channel). Based on these two factors, we then consider the method of distribution. For example, games and extra content sold at retail would have a composite offering period equal to the online gameplay period plus time in channel as opposed to digitally-distributed games and extra content which are delivered immediately via digital download and therefore, the offering period is estimated to be only the online gameplay period.

Additionally, we consider results from prior analyses, known and expected online gameplay trends, as well as disclosed service periods for competitors' games in determining the Estimated Offering Period for future sales. We believe this provides a reasonable depiction of the transfer of future update rights and online hosting to our customers, as it is the best representation of the time period during which our games and extra content are experienced. We recognize revenue for future update rights and online hosting performance obligations ratably on a straight-line basis over this period as there is a consistent pattern of delivery for these performance obligations. Revenue for service-related performance obligations for digitally-distributed games and extra content is recognized over an estimated eight-month period beginning in the month of sale, revenue for service-related performance obligations for games and extra content sold through retail is recognized over an estimated ten-month period beginning in the month of sale, and revenue for service related performance obligations related to our PC and console free-to-play games is recognized generally over a twelve-month period beginning in the month of sale.

Principal Agent Considerations

We evaluate sales to end customers of our full games and related content via third-party storefronts, including digital storefronts such as Microsoft's Xbox Store, Sony's PlayStation Store, Apple App Store, and Google Play Store, in order to determine whether or not we are acting as the principal in the sale to the end customer, which we consider in determining if revenue should be reported gross or net of fees retained by the third-party storefront. An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that we evaluate in determining gross versus net treatment include but are not limited to the following:

- the underlying contract terms and conditions between the various parties to the transaction;

- which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer;

- which party has discretion in establishing the price for the specified good or service; and

- which party has title risk before the specified good or service has been transferred to the end customer.

Based on an evaluation of the above indicators, except as discussed below, we have determined that generally the third party is considered the principal to end customers for the sale of our full games and related content. We therefore report revenue related to these arrangements net of the fees retained by the storefront. However, for sales arrangements via Apple App Store and Google Play Store, EA is considered the principal to the end customer and thus, we report revenue on a gross basis and mobile platform fees are reported within cost of revenue.

Payment Terms

Substantially all of our transactions have payment terms, whether customary or on an extended basis, of less than one year; therefore, we generally do not adjust the transaction price for the effects of any potential financing components that may exist.

Sales and Value-Added Taxes

Revenue is recorded net of taxes assessed by governmental authorities that are imposed at the time of the specific revenue-producing transaction between us and our customer, such as sales and value-added taxes.

Sales Returns and Price Protection Reserves

Sales returns and price protection are considered variable consideration under ASC 606. We reduce revenue for estimated future returns and price protection which may occur with our distributors and retailers ("channel partners"). Price protection represents our practice to provide our channel partners with a credit allowance to lower their wholesale price on a particular game unit that they have not resold to customers. The amount of the price protection for permanent markdowns is the difference between the old wholesale price and the new reduced wholesale price. Credits are also given for short-term promotions that temporarily reduce the wholesale price. In certain countries we also have a practice for allowing channel partners to return older products in the channel in exchange for a credit allowance.

When evaluating the adequacy of sales returns and price protection reserves, we analyze the following: historical credit allowances, current sell-through of our channel partners' inventory of our products, current trends in retail and the video game industry, changes in customer demand, acceptance of our products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection in subsequent periods.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our Consolidated Statements of Operations.

Concentration of Credit Risk and Significant Customers

We extend credit to various customers. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Invoices are aged based on contractual terms with our customers. The provision for doubtful accounts is recorded as a charge to general and administrative expense when a potential loss is identified. Losses are written off against the allowance when the receivable is determined to be uncollectible. At March 31, 2024, we had two customers who accounted for approximately 32 percent and 27 percent of our consolidated gross receivables, respectively. At March 31, 2023, we had two customers who accounted for approximately 32 percent and 30 percent of our consolidated gross receivables, respectively.

A majority of our sales are made via digital resellers, channel and platform partners. During the fiscal years 2024, 2023, and 2022, approximately 80 percent, 81 percent, and 77 percent, respectively, of our net revenue was derived from our top ten customers and/or platform partners.

Currently, a majority of our revenue is derived through sales of products and services playable on hardware consoles from Sony and Microsoft. For the fiscal years ended March 31, 2024, 2023, and 2022, our net revenue for products and services on Sony's PlayStation 4 and 5, and Microsoft's Xbox One and Series X consoles (combined across all four platforms) was approximately 59 percent, 58 percent, and 60 percent, respectively. These platform partners have significant influence over the products and services that we offer on their platforms.

Short-term investments are placed with high quality financial institutions or in short-duration, investment-grade securities. We limit the amount of credit exposure in any one financial institution or type of investment instrument.

Royalties and Licenses

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums. Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product, and therefore, we are subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of revenue.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through future revenue. Any impairments or losses determined before the launch of a product are generally charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment using undiscounted cash flows when impairment indicators exist. If an impairment exists, then the related assets are written down to fair value. Unrecognized minimum royalty-based commitments are recognized when the underlying intellectual property is abandoned (i.e., the date EA commits to cease use of the IP) or the contractual rights to use the intellectual property are terminated.

Advertising Costs

We generally expense advertising costs as incurred, except for production costs associated with media campaigns, which are recognized as prepaid assets (to the extent paid in advance) and expensed at the first run of the advertisement. We are reimbursed by our vendors for certain advertising costs incurred by us that benefit our vendors. Such amounts are recognized as a reduction of marketing and sales expense if the advertising (1) is specific to the vendor, (2) represents an identifiable benefit to us, and (3) represents an incremental cost to us. Vendor reimbursements of advertising costs of $12 million, $37 million, and $37 million reduced marketing and sales expense for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. For the fiscal years ended March 31, 2024, 2023, and 2022, advertising expense, net of vendor reimbursements, totaled approximately $375 million, $348 million, and $396 million, respectively.

Software Development Costs

Research and development costs, which consist primarily of software development costs, are expensed as incurred. We are required to capitalize software development costs incurred for computer software to be sold, leased or otherwise marketed after technological feasibility of the software is established or for development costs that have alternative future uses. Under our current practice of developing new games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Software development costs that have been capitalized to date have been insignificant.

Foreign Currency Translation

Generally, the functional currency for our foreign operating subsidiaries is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Net gains (losses) on foreign currency transactions of $(10) million, $31 million, and $(22) million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively, are included in interest and other income (expense), net, in our Consolidated Statements of Operations. These net gains (losses) on foreign currency transactions are partially offset by net gains (losses) on our foreign currency forward contracts of $12 million, $(29) million, and $21 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. See Note 5 for additional information on our foreign currency forward contracts.

Income Taxes

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. We do not recognize any deferred taxes related to the U.S. taxes on foreign earnings as we recognize these taxes as a period cost.

Every quarter, we perform a realizability analysis to evaluate whether it is more likely than not that all or a portion of our deferred tax assets will not be realized. Our Swiss deferred tax asset realizability analysis relies upon future Swiss taxable income as the primary source of taxable income but considers all available sources of Swiss income based on the positive and negative evidence. We give more weight to evidence that can be objectively verified. However, estimating future Swiss taxable income requires judgment, specifically related to assumptions about expected growth rates of future Swiss taxable income, which are based primarily on third party market and industry growth data. Actual results that differ materially from those estimates could have a material impact on our valuation allowance assessment. Although objectively verifiable, Swiss interest rates have an impact on the valuation allowance and are based on published Swiss guidance. Any significant changes to such interest rates could result in a material impact to the valuation allowance. Switzerland has a seven-year carryforward period and does not permit the carry back of losses. Actions we take in connection with acquisitions could also impact the utilization of our Swiss deferred tax asset.

Stock Repurchases

Shares of our common stock repurchased pursuant to our repurchase program, if any, are retired. The purchase price of such repurchased shares of common stock is recorded as a reduction to additional paid-in capital. If the balance in additional paid-in capital is exhausted, the excess is recorded as a reduction to retained earnings.

Restructuring

We generally recognize employee severance costs when payments are probable and amounts are estimable or when notification occurs, depending on the region in which an employee works. Costs related to non-lease contracts without future benefit or contract termination are recognized at the earlier of the contract termination or the cease-use dates. Other exit-related costs are recognized as incurred.

(3) FAIR VALUE MEASUREMENTS

There are various valuation techniques used to estimate fair value, the primary one being the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability. We measure certain financial and nonfinancial assets and liabilities at fair value on a recurring and nonrecurring basis.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

- *Level 1*. Quoted prices in active markets for identical assets or liabilities.

- *Level 2*. Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

- *Level 3*. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2024 and 2023, our assets and liabilities that were measured and recorded at fair value on a recurring basis were as follows (in millions):

| | As of March 31, 2024 | Fair Value Measurements at Reporting Date Using | | | |
		Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Bank and time deposits	$ 58	$ 58	$ —	$ —	Cash equivalents
Money market funds	1,038	1,038	—	—	Cash equivalents
Available-for-sale securities:					
Corporate bonds	130	—	130	—	Short-term investments
U.S. Treasury securities	95	95	—	—	Short-term investments
U.S. agency securities	9	—	9	—	Short-term investments
Commercial paper	74	—	74	—	Short-term investments and cash equivalents
Foreign government securities	8	—	8	—	Short-term investments
Asset-backed securities	41	—	41	—	Short-term investments
Certificates of deposit	13	—	13	—	Short-term investments
Foreign currency derivatives	29	—	29	—	Other current assets and other assets
Deferred compensation plan assets [a]	30	30	—	—	Other assets
Total assets at fair value	$ 1,525	$ 1,221	$ 304	$ —	
Liabilities					
Foreign currency derivatives	$ 20	$ —	$ 20	$ —	Accrued and other current liabilities and other liabilities
Deferred compensation plan liabilities [a]	31	31	—	—	Other liabilities
Total liabilities at fair value	$ 51	$ 31	$ 20	$ —	

| | **Fair Value Measurements at Reporting Date Using** | | | |
	As of March 31, 2023	**Quoted Prices in Active Markets for Identical Financial Instruments** (Level 1)	**Significant Other Observable Inputs** (Level 2)	**Significant Unobservable Inputs** (Level 3)	**Balance Sheet Classification**
Assets					
Bank and time deposits	$ 56	$ 56	$ —	$ —	Cash equivalents
Money market funds	956	956	—	—	Cash equivalents
Available-for-sale securities:					
Corporate bonds	113	—	113	—	Short-term investments
U.S. Treasury securities	80	80	—	—	Short-term investments
U.S. agency securities	28	—	28	—	Short-term investments and cash equivalents
Commercial paper	66	—	66	—	Short-term investments and cash equivalents
Foreign government securities	11	—	11	—	Short-term investments
Asset-backed securities	37	—	37	—	Short-term investments
Certificates of deposit	14	—	14	—	Short-term investments
Foreign currency derivatives	29	—	29	—	Other current assets and other assets
Deferred compensation plan assets [a]	23	23	—	—	Other assets
Total assets at fair value	$ 1,413	$ 1,115	$ 298	$ —	
Liabilities					
Foreign currency derivatives	$ 65	$ —	$ 65	$ —	Accrued and other current liabilities and other liabilities
Deferred compensation plan liabilities [a]	24	24	—	—	Other liabilities
Total liabilities at fair value	$ 89	$ 24	$ 65	$ —	

(a) The Deferred Compensation Plan consists of various mutual funds. See Note 15 for additional information regarding our Deferred Compensation Plan.

(4) FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

As of March 31, 2024 and 2023, our cash and cash equivalents were $2,900 million and $2,424 million, respectively. Cash equivalents were valued using quoted market prices or other readily available market information.

Short-Term Investments

Short-term investments consisted of the following as of March 31, 2024 and 2023 (in millions):

	As of March 31, 2024				As of March 31, 2023			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$ 130	$ —	$ —	$ 130	$ 114	$ —	$ (1)	$ 113
U.S. Treasury securities	95	—	—	95	80	—	—	80
U.S. agency securities	9	—	—	9	25	—	—	25
Commercial paper	66	—	—	66	63	—	—	63
Foreign government securities	8	—	—	8	11	—	—	11
Asset-backed securities	41	—	—	41	37	—	—	37
Certificates of deposit	13	—	—	13	14	—	—	14
Short-term investments	$ 362	$ —	$ —	$ 362	$ 344	$ —	$ (1)	$ 343

The following table summarizes the amortized cost and fair value of our short-term investments, classified by stated maturity as of March 31, 2024 and 2023 (in millions):

	As of March 31, 2024		As of March 31, 2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments				
Due within 1 year	$ 231	$ 231	$ 267	$ 266
Due 1 year through 5 years	126	126	72	72
Due after 5 years	5	5	5	5
Short-term investments	$ 362	$ 362	$ 344	$ 343

(5) DERIVATIVE FINANCIAL INSTRUMENTS

Assets or liabilities associated with our derivative instruments and hedging activities are recorded at fair value in other current assets/other assets, or accrued and other current liabilities/other liabilities, respectively, on our Consolidated Balance Sheets. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on the use of the derivative instrument and whether it is designated and qualifies for hedge accounting.

We transact business in various foreign currencies and have significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency forward contracts, generally with maturities of 18 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue and expenses denominated in certain foreign currencies. Our cash flow risks are primarily related to fluctuations in the Euro, British pound sterling, Canadian dollar, Swedish krona, Australian dollar, Japanese yen, Chinese yuan, South Korean won and Polish zloty. In addition, we utilize foreign currency forward contracts to mitigate foreign currency exchange risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts not designated as hedging instruments generally have a contractual term of approximately three months or less and are transacted near month-end. We do not use foreign currency forward contracts for speculative trading purposes.

Cash Flow Hedging Activities

Certain of our forward contracts are designated and qualify as cash flow hedges. To qualify for hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedges and must be highly effective in offsetting changes to future cash flows on hedged transactions. The derivative assets or liabilities associated with our hedging activities are recorded at fair value in other current assets/other assets, or accrued and other current liabilities/other liabilities, respectively, on our Consolidated Balance Sheets. The gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income (loss) in stockholders' equity. The gains or losses resulting from changes in the fair value of these hedges are subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income (loss) to net revenue or research and development expenses, in our Consolidated Statements of Operations.

Total gross notional amounts and fair values for currency derivatives with cash flow hedge accounting designation are as follows (in millions):

	As of March 31, 2024			As of March 31, 2023		
	Notional Amount	Fair Value		Notional Amount	Fair Value	
		Asset	Liability		Asset	Liability
Forward contracts to purchase	$ 413	$ 1	$ 4	$ 371	$ 2	$ 9
Forward contracts to sell	$ 2,329	$ 24	$ 11	$ 2,255	$ 23	$ 46

The effects of cash flow hedge accounting in our Consolidated Statements of Operations for the fiscal years ended March 31, 2024, 2023, and 2022 are as follows (in millions):

	Year Ended March 31,					
	2024		2023		2022	
	Net revenue	Research and development	Net revenue	Research and development	Net revenue	Research and development
Total amounts presented in our Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$ 7,562	$ 2,420	$ 7,426	$ 2,328	$ 6,991	$ 2,186
Gains (losses) on foreign currency forward contracts designated as cash flow hedges	$ 56	$ (8)	$ 185	$ (18)	$ (14)	$ 12

Balance Sheet Hedging Activities

Our foreign currency forward contracts that are not designated as hedging instruments are accounted for as derivatives whereby the fair value of the contracts are reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income (expense), net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses in the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income (expense), net, in our Consolidated Statements of Operations.

Total gross notional amounts and fair values for currency derivatives that are not designated as hedging instruments are accounted for as follows (in millions):

| | As of March 31, 2024 | | | As of March 31, 2023 | | |
| | Notional Amount | Fair Value | | Notional Amount | Fair Value | |
		Asset	Liability		Asset	Liability
Forward contracts to purchase	$ 452	$ —	$ 5	$ 504	$ 4	$ —
Forward contracts to sell	$ 419	$ 4	$ —	$ 587	$ —	$ 10

The effect of foreign currency forward contracts not designated as hedging instruments in our Consolidated Statements of Operations for the fiscal years ended March 31, 2024, 2023, and 2022, was as follows (in millions):

| | Year Ended March 31, | | |
| | 2024 | 2023 | 2022 |
	Interest and other income (expense), net		
Total amounts presented in our Consolidated Statements of Operations in which the effects of balance sheet hedges are recorded	$ 71	$ (6)	$ (48)
Gains (losses) on foreign currency forward contracts not designated as hedging instruments	$ 12	$ (29)	$ 21

(6) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component, net of tax, for the fiscal years ended March 31, 2024, 2023, and 2022 are as follows (in millions):

	Unrealized Net Gains (Losses) on Available-for-Sale Securities	Unrealized Net Gains (Losses) on Derivative Instruments	Foreign Currency Translation Adjustments	Total
Balances as of March 31, 2021	$ —	$ (29)	$ (21)	$ (50)
Other comprehensive income (loss) before reclassifications	(3)	74	(8)	63
Amounts reclassified from accumulated other comprehensive income (loss)	—	2	—	2
Total other comprehensive income (loss), net of tax	(3)	76	(8)	65
Balances as of March 31, 2022	$ (3)	$ 47	$ (29)	$ 15
Other comprehensive income (loss) before reclassifications	1	133	(50)	84
Amounts reclassified from accumulated other comprehensive income (loss)	1	(167)	—	(166)
Total other comprehensive income (loss), net of tax	2	(34)	(50)	(82)
Balances as of March 31, 2023	$ (1)	$ 13	$ (79)	$ (67)
Other comprehensive income (loss) before reclassifications	1	45	(3)	43
Amounts reclassified from accumulated other comprehensive income (loss)	—	(48)	—	(48)
Total other comprehensive income (loss), net of tax	1	(3)	(3)	(5)
Balances as of March 31, 2024	$ —	$ 10	$ (82)	$ (72)

The effects on net income of amounts reclassified from accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2024, 2023, and 2022 were as follows (in millions):

	Amount Reclassified From Accumulated Other Comprehensive Income (Loss)		
	Year Ended March 31,		
Statement of Operations Classification	2024	2023	2022
(Gains) losses on available-for-sale securities:			
Interest and other income (expense), net	$ —	$ 1	$ —
Total, net of tax	—	1	—
(Gains) losses on foreign currency forward contracts designated as cash flow hedges			
Net revenue	(56)	(185)	14
Research and development	8	18	(12)
Total, net of tax	(48)	(167)	2
Total net (gain) loss reclassified, net of tax	$ (48)	$ (166)	$ 2

(7) GOODWILL AND ACQUISITION-RELATED INTANGIBLES, NET

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2024 are as follows (in millions):

	As of March 31, 2023	Activity	Effects of Foreign Currency Translation	As of March 31, 2024
Goodwill	$ 5,748	$ —	$ (1)	$ 5,747
Accumulated impairment	(368)	—	—	(368)
Total	$ 5,380	$ —	$ (1)	$ 5,379

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2023 are as follows (in millions):

	As of March 31, 2022	Activity	Effects of Foreign Currency Translation	As of March 31, 2023
Goodwill	$ 5,755	$ —	$ (7)	$ 5,748
Accumulated impairment	(368)	—	—	(368)
Total	$ 5,387	$ —	$ (7)	$ 5,380

Acquisition-related intangibles consisted of the following (in millions):

	As of March 31, 2024			As of March 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net
Finite-lived acquisition-related intangibles						
Developed and core technology	$ 1,025	$ (821)	$ 204	$ 1,051	$ (754)	$ 297
Trade names and trademarks	502	(306)	196	596	(285)	311
Registered user base and other intangibles	56	(56)	—	56	(50)	6
Total finite-lived acquisition-related intangibles	$ 1,583	$ (1,183)	$ 400	$ 1,703	$ (1,089)	$ 614
Indefinite-lived acquisition-related intangibles						
In-process research and development	$ —	$ —	$ —	$ 4	$ —	$ 4
Total acquisition-related intangibles, net	$ 1,583	$ (1,183)	$ 400	$ 1,707	$ (1,089)	$ 618

Amortization of intangibles, including impairments, for the fiscal years ended March 31, 2024, 2023, and 2022 are classified in the Consolidated Statements of Operations as follows (in millions):

	Year Ended March 31,		
	2024	2023	2022
Cost of revenue	$ 76	$ 120	$ 133
Operating expenses	142	158	183
Restructuring	—	66	—
Total	$ 218	$ 344	$ 316

During fiscal year 2024, we recorded impairment charges of $70 million for acquisition-related intangible assets, of which $53 million was recorded within operating expenses and $17 million was recorded within cost of revenue.

During fiscal year 2023, we recorded impairment charges of $106 million for acquisition-related intangible assets, of which $66 million was recorded within restructuring, $28 million was recorded within operating expenses, and $12 million was recorded within cost of revenue.

During fiscal year 2022, we recorded impairment charges of $45 million for acquisition-related intangible assets, of which $34 million was recorded within operating expenses and $11 million was recorded within cost of revenue.

Acquisition-related intangible assets are generally amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, currently ranging from 2 to 7 years. As of March 31, 2024 and 2023, the weighted-average remaining useful life for acquisition-related intangible assets was approximately 4.1 years and 4.8 years, respectively.

As of March 31, 2024, future amortization of finite-lived acquisition-related intangibles that will be recorded in the Consolidated Statements of Operations is estimated as follows (in millions):

Fiscal Year Ending March 31,		
2025	$	107
2026		102
2027		83
2028		80
2029		28
Total	$	400

(8) RESTRUCTURING ACTIVITIES

Fiscal 2024 Restructuring

In fiscal year 2024, we announced a restructuring plan (the "2024 Restructuring Plan") focused on aligning our portfolio, investments, and resources in support of our strategic priorities and growth initiatives. This plan reflects actions driven by portfolio rationalization, including costs associated with licensor commitments, as well as reductions in real estate and headcount. The actions associated with this plan are expected to be substantially completed by December 31, 2024.

Under this plan, we estimate that we will incur approximately $125 million to $165 million in charges, consisting primarily of:

- $50 million to $65 million associated with office space reductions;
- $40 million to $55 million related to employee severance and employee-related costs; and
- $35 million to $45 million in costs associated with licensor commitments.

Fiscal 2023 Restructuring

In fiscal year 2023, we announced a restructuring plan (the "2023 Restructuring Plan") focused on prioritizing investments to our growth opportunities and optimizing our real estate portfolio. This plan included actions driven by portfolio rationalization including headcount reductions, in addition to office space reductions. The actions associated with this plan were substantially completed by September 30, 2023.

Since the inception of the 2023 Restructuring Plan through March 31, 2024, we have incurred net charges of $158 million, and we do not expect to incur any additional restructuring charges under this plan.

Restructuring activities as of the fiscal year ended March 31, 2024 was as follows (in millions):

	Fiscal 2024 Restructuring			Fiscal 2023 Restructuring			
	Licensor Commitments [a]	Workforce [a]	Office Space Reductions [b]	Acquisition-Related Intangibles Impairments and Other Charges [a]	Workforce [a]	Office Space Reductions [b]	Total
Charges to operations	$ —	$ —	$ —	$ 68	$ 43	$ 44	$ 155
Charges settled in cash	—	—	—	—	(10)	—	(10)
Non-cash items	—	—	—	(66)	—	(44)	(110)
Liability as of March 31, 2023	$ —	$ —	$ —	$ 2	$ 33	$ —	$ 35
Charges to operations	30	29	2	—	3	—	64
Charges settled in cash	(17)	(5)	—	(2)	(36)	—	(60)
Non-cash items	(13)	—	(2)	—	—	—	(15)
Liability as of March 31, 2024	$ —	$ 24	$ —	$ —	$ —	$ —	$ 24

(a) Charges are recorded within Restructuring in the Consolidated Statement of Operations.
(b) Charges are recorded within General and administrative expenses in the Consolidated Statement of Operations.

The restructuring liability of $24 million as of March 31, 2024, is included in accrued and other current liabilities on the Consolidated Balance Sheets.

(9) ROYALTIES AND LICENSES

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. Content license royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

During fiscal year 2024, we recorded impairment charges of $30 million for costs associated with licensor commitments, all of which were recorded within Restructuring in the Consolidated Statement of Operations. See *Note 8 — Restructuring Activities* for additional information on the impairment charge related to our 2024 Restructuring Plan.

During fiscal years 2023 and 2022, we did not recognize any material losses or impairment charges on royalty-based commitments.

The current and long-term portions of prepaid royalties and minimum guaranteed royalty-related assets, included in other current assets and other assets, consisted of (in millions):

	As of March 31,			
	2024		2023	
Other current assets	$	98	$	105
Other assets		24		31
Royalty-related assets	$	122	$	136

At any given time, depending on the timing of our payments to our content licensors, independent software developers, co-publishing, and/or distribution affiliates, we classify any recognized unpaid royalty amounts due to these parties as accrued liabilities. The current and long-term portions of accrued royalties, included in accrued and other current liabilities and other liabilities, consisted of (in millions):

	As of March 31,			
	2024		2023	
Accrued and other current liabilities	$	189	$	208
Other liabilities		20		—
Royalty-related liabilities	$	209	$	208

As of March 31, 2024, we were committed to pay approximately $1,948 million to content licensors, independent software developers, and co-publishing and/or distribution affiliates, but performance remained with the counterparty (i.e., delivery of the product or content or other factors) and such commitments were therefore not recorded in our Consolidated Financial Statements. See Note 14 for further information on our developer and licensor commitments.

(10) BALANCE SHEET DETAILS

Property and Equipment, Net

Property and equipment, net, as of March 31, 2024 and 2023 consisted of (in millions):

	As of March 31,			
	2024		2023	
Computer, equipment and software	$	965	$	892
Buildings		376		369
Leasehold improvements		190		186
Equipment, furniture and fixtures, and other		92		92
Land		67		66
Construction in progress		47		11
		1,737		1,616
Less: accumulated depreciation		(1,159)		(1,067)
Property and equipment, net	$	578	$	549

Depreciation expense associated with property and equipment was $196 million, $193 million and $162 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Accrued and Other Current Liabilities

Accrued and other current liabilities as of March 31, 2024 and 2023 consisted of (in millions):

	As of March 31,			
	2024		2023	
Accrued compensation and benefits	$	476	$	436
Accrued royalties		189		208
Deferred net revenue (other)		59		103
Operating lease liabilities (See Note 13)		66		66
Other accrued expenses		286		382
Sales returns and price protection reserves		90		90
Accrued and other current liabilities	$	1,166	$	1,285

Deferred net revenue (other) includes the deferral of licensing arrangements, subscription revenue, and other revenue for which revenue recognition criteria has not been met.

Deferred net revenue

Deferred net revenue as of March 31, 2024 and 2023, consisted of (in millions):

	As of March 31,			
	2024		2023	
Deferred net revenue (online-enabled games)	$	1,814	$	1,901
Deferred net revenue (other)		59		103
Deferred net revenue (noncurrent)		85		67
Total deferred net revenue	$	1,958	$	2,071

During the fiscal years ended March 31, 2024 and 2023, we recognized $1,987 million and $2,176 million of revenue, respectively, that were included in the deferred net revenue balance at the beginning of the period.

Remaining Performance Obligations

As of March 31, 2024, revenue allocated to remaining performance obligations consists of our deferred revenue balance of $1,958 million. These balances exclude any estimates for future variable consideration as we have elected the optional exemption to exclude sales-based royalty revenue.

(11) INCOME TAXES

The components of our income before provision for income taxes for the fiscal years ended March 31, 2024, 2023, and 2022 are as follows (in millions):

	Year Ended March 31,		
	2024	**2023**	**2022**
Domestic	$ 437	$ 315	$ 204
Foreign	1,152	1,011	877
Income before provision for income taxes	$ 1,589	$ 1,326	$ 1,081

Provision for income taxes for the fiscal years ended March 31, 2024, 2023, and 2022 consisted of (in millions):

	Current	Deferred	Total
Year Ended March 31, 2024			
Federal	$ 138	$ 85	$ 223
State	20	9	29
Foreign	76	(12)	64
	$ 234	$ 82	$ 316
Year Ended March 31, 2023			
Federal	$ 570	$ (339)	$ 231
State	92	(76)	16
Foreign	75	202	277
	$ 737	$ (213)	$ 524
Year Ended March 31, 2022			
Federal	$ 203	$ (190)	$ 13
State	36	(26)	10
Foreign	381	(112)	269
	$ 620	$ (328)	$ 292

The differences between the statutory tax rate and our effective tax rate, expressed as a percentage of income before provision for income taxes, for the fiscal years ended March 31, 2024, 2023, and 2022 were as follows:

	Year Ended March 31,		
	2024	**2023**	**2022**
Statutory federal tax expense rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	1.1 %	1.1 %	1.9 %
Differences between statutory rate and foreign effective tax rate	2.9 %	7.6 %	6.8 %
Excess tax benefit from equity compensation	(0.3)%	(0.3)%	(1.2)%
Research and development credits	(2.4)%	(3.0)%	(2.8)%
Swiss valuation allowance	(0.3)%	8.9 %	2.7 %
Effect of change in enacted tax rate	(5.8)%	— %	— %
Acquired IP intra-entity sales	— %	— %	(5.9)%
Non-deductible stock-based compensation	2.8 %	3.2 %	3.8 %
Other	0.9 %	1.0 %	0.7 %
Effective tax rate	19.9 %	39.5 %	27.0 %

During the fiscal year ended March 31, 2024, we recognized a $92 million tax benefit to remeasure our Swiss deferred tax assets as a result of an increase in the Swiss statutory tax rate. In addition, we recognized a lower period cost for U.S. tax on our non-U.S. earnings, including a cumulative one-time benefit, due to R&D capitalization guidance issued by the U.S. Treasury during the fiscal year. Excluding the effects of these items, the effective tax rate for fiscal year 2024 would have been 29.5%.

During the fiscal year ended March 31, 2023, we recognized a $118 million tax charge to increase the valuation allowance on Swiss deferred tax assets, primarily as a result of an increase in Swiss interest rates.

During the fiscal year ended March 31, 2022, we completed intra-entity sales of intellectual property rights related to acquisitions to our U.S. and Swiss intellectual property owners (the "Acquired IP intra-entity sales"). The transactions resulted in overall taxable gains. Under U.S. GAAP, any profit resulting from the Acquired IP intra-entity sales was eliminated upon consolidation. However, the transactions resulted in a step-up of the U.S. and Swiss tax-deductible basis in the transferred intellectual property rights and, accordingly, created a temporary difference between the book basis and the tax basis of such intellectual property rights. As a result, we recognized a $64 million net tax benefit for the current and deferred tax impacts of the sales.

In addition, during the fiscal year ended March 31, 2022, we recognized a $29 million tax charge to increase the valuation allowance on Swiss deferred tax assets that are not more likely than not to be realized.

Our foreign subsidiaries are generally subject to U.S. tax, and to the extent earnings from these subsidiaries can be repatriated without a material tax cost, such earnings will not be indefinitely reinvested. As of March 31, 2024, approximately $1.1 billion of our cash and cash equivalents were domiciled in foreign tax jurisdictions. All of our foreign cash is available for repatriation without a material tax cost.

The components of net deferred tax assets, as of March 31, 2024 and 2023 consisted of (in millions):

	As of March 31,	
	2024	2023
Deferred tax assets:		
Accruals, reserves and other expenses	$ 200	$ 197
Tax credit carryforwards	222	218
Research and development capitalization	375	461
Stock-based compensation	41	39
Net operating loss and capital loss carryforwards	403	371
Swiss intra-entity tax asset	1,618	1,665
Total	2,859	2,951
Valuation allowance	(464)	(446)
Deferred tax assets, net of valuation allowance	2,395	2,505
Deferred tax liabilities:		
Amortization and depreciation	(10)	(41)
Other	(6)	(3)
Total	(16)	(44)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 2,379	$ 2,461

As of March 31, 2024, we have net operating loss carry forwards of approximately $2.8 billion of which approximately $91 million is attributable to various acquired companies. The net operating loss carry forwards include $2.6 billion related to Switzerland and $94 million related to California. Substantially all of these carryforwards, if not fully realized, will begin to expire in fiscal year 2027. Switzerland has a seven-year carryforward period and does not permit the carry back of losses. We also have U.S. federal credit carryforwards of $8 million and California credit carryforwards of $204 million. The California tax credit carryforwards can be carried forward indefinitely.

As of March 31, 2024, we maintained a total valuation allowance of $464 million related to certain U.S. state deferred tax assets, Swiss deferred tax assets, and foreign capital loss carryovers, due to uncertainty about the future realization of these assets.

The total unrecognized tax benefits as of March 31, 2024, 2023, and 2022 were $804 million, $867 million and $636 million, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows (in millions):

Balance as of March 31, 2021	$	584
Increases in unrecognized tax benefits related to prior year tax positions		5
Decreases in unrecognized tax benefits related to prior year tax positions		(21)
Increases in unrecognized tax benefits related to current year tax positions		139
Decreases in unrecognized tax benefits related to settlements with taxing authorities		(50)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations		(18)
Changes in unrecognized tax benefits due to foreign currency translation		(3)
Balance as of March 31, 2022		636
Increases in unrecognized tax benefits related to current year tax positions		245
Decreases in unrecognized tax benefits related to settlements with taxing authorities		(2)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations		(6)
Changes in unrecognized tax benefits due to foreign currency translation		(6)
Balance as of March 31, 2023		867
Increases in unrecognized tax benefits related to prior year tax positions		14
Decreases in unrecognized tax benefits related to prior year tax positions		(173)
Increases in unrecognized tax benefits related to current year tax positions		97
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations		(2)
Changes in unrecognized tax benefits due to foreign currency translation		1
Balance as of March 31, 2024	$	804

As of March 31, 2024, approximately $441 million of the unrecognized tax benefits would affect our effective tax rate, a portion of which would be impacted by a valuation allowance.

Interest and penalties related to estimated obligations for tax positions taken in our tax returns are recognized in income tax expense in our Consolidated Statements of Operations. The combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current other liabilities was approximately $82 million as of March 31, 2024 and $54 million as of March 31, 2023.

We file income tax returns in the United States, including various state and local jurisdictions. As of March 31, 2024, our subsidiaries file tax returns in various foreign jurisdictions, including Canada, Germany, South Korea, Switzerland, and the United Kingdom. As of the period ended March 31, 2024, we remain subject to income tax examination in these jurisdictions, including the United States for fiscal years after 2017, Canada for fiscal years after 2013, Germany for fiscal years after 2016, South Korea for fiscal years after 2018, Switzerland for fiscal years after 2014, and the United Kingdom for fiscal years after 2021.

We are currently under income tax examination in various jurisdictions, including the United States for fiscal years 2018 through 2020, and Germany for fiscal years 2013 through 2019.

The timing and potential resolution of income tax examinations is highly uncertain. While we continue to measure our uncertain tax positions, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued.

It is also reasonably possible that an additional immaterial reduction of unrecognized tax benefits may occur within the next 12 months, a portion of which would impact our effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements and tax interpretations.

(12) FINANCING ARRANGEMENTS

Senior Notes

In February 2021, we issued $750 million aggregate principal amount of 1.85% Senior Notes due February 15, 2031 (the "2031 Notes") and $750 million aggregate principal amount of 2.95% Senior Notes due February 15, 2051 (the "2051 Notes"). Our proceeds were $1,478 million, net of discount of $6 million and issuance costs of $16 million. Both the discount and issuance costs are being amortized to interest expense over the respective terms of the 2031 Notes and the 2051 Notes using the effective interest rate method. The effective interest rate is 1.98% for the 2031 Notes and 3.04% for the 2051 Notes. Interest is payable semiannually in arrears, on February 15 and August 15 of each year.

In February 2016, we issued $400 million aggregate principal amount of 4.80% Senior Notes due March 1, 2026 (the "2026 Notes"). Our proceeds were $395 million, net of discount of $1 million and issuance costs of $4 million. Both the discount and issuance costs are being amortized to interest expense over the term of the 2026 Notes using the effective interest rate method. The effective interest rate was 4.97%. Interest is payable semiannually in arrears, on March 1 and September 1 of each year.

The carrying and fair values of the Senior Notes are as follows (in millions):

	As of March 31, 2024		As of March 31, 2023	
Senior Notes:				
4.80% Senior Notes due 2026	$	400	$	400
1.85% Senior Notes due 2031		750		750
2.95% Senior Notes due 2051		750		750
Total principal amount	$	1,900	$	1,900
Unaccreted discount		(5)		(6)
Unamortized debt issuance costs		(13)		(14)
Net carrying value of Senior Notes	$	1,882	$	1,880
Fair value of Senior Notes (Level 2)	$	1,515	$	1,540

As of March 31, 2024, the remaining life of the 2026 Notes, 2031 Notes and 2051 Notes is approximately 1.9 years, 6.9 years, and 26.9 years, respectively.

The Senior Notes are senior unsecured obligations and rank equally with all our other existing and future unsubordinated obligations and any indebtedness that we may incur from time to time under our Credit Facility.

The 2026 Notes, 2031 Notes and 2051 Notes are redeemable at our option at any time prior to December 1, 2025, November 15, 2030, and August 15, 2050, respectively, subject to a make-whole premium. After such dates, we may redeem each such series of Notes, respectively, at a redemption price equal to 100% of the aggregate principal amount plus accrued and unpaid interest. In addition, upon the occurrence of a change of control repurchase event, the holders of each such series of Notes may require us to repurchase all or a portion of these Notes, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. Each such series of Notes also include covenants that limit our ability to incur liens on assets and to enter into sale and leaseback transactions, subject to certain allowances.

Credit Facility

On March 22, 2023, we entered into a $500 million unsecured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility terminates on March 22, 2028 unless the maturity is extended in accordance with its terms. The Credit Facility contains an option to arrange with existing lenders and/or new lenders to provide up to an aggregate of $500 million in additional commitments for revolving loans. Proceeds of loans made under the Credit Facility may be used for general corporate purposes.

The loans denominated in U.S. dollars bear interest, at our option, at the base rate plus an applicable spread or at a forward-looking term rate based upon the secured overnight financing rate plus a credit spread adjustment of 0.10% per annum (the "Adjusted Term SOFR Rate") plus an applicable spread, in each case with such spread based on our debt credit ratings. We are also obligated to pay other customary fees for a credit facility of this size and type. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of an interest period in the case of loans bearing interest at the Adjusted Term SOFR Rate. Principal, together with all accrued and unpaid interest, is due and payable on the maturity date, as such date may be extended in connection with the extension option. We may prepay the loans and terminate the commitments, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Credit Facility contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur subsidiary indebtedness, grant liens, and dispose of all or substantially all assets, in each case subject to customary exceptions for a credit facility of this size and type. We are also required to maintain compliance with a debt to EBITDA ratio. As of March 31, 2024, we were in compliance with the debt to EBITDA ratio.

The Credit Facility contains customary events of default, including among others, non-payment defaults, covenant defaults, cross-defaults to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults and a change of control default, in each case, subject to customary exceptions for a credit facility of this size and type. The occurrence of an event of default could result in the acceleration of the obligations under the Credit Facility and an increase in the applicable interest rate.

As of March 31, 2024, no amounts were outstanding under the Credit Facility. $2 million of debt issuance costs that were paid in connection with obtaining this credit facility are being amortized to interest expense over the 5-year term of the Credit Facility.

Interest Expense

The following table summarizes our interest expense recognized for fiscal years 2024, 2023, and 2022 that is included in interest and other income (expense), net on our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2024	2023	2022
Amortization of debt discount	$ —	$ (1)	$ (1)
Amortization of debt issuance costs	(2)	(2)	(2)
Coupon interest expense	(55)	(55)	(55)
Other interest expense	(1)	—	—
Total interest expense	$ (58)	$ (58)	$ (58)

(13) LEASES

Our leases primarily consist of facility leases for our offices and development studios, data centers, and server equipment, with remaining lease terms of up to 13 years. Our lease terms may include options to extend or terminate the lease. When it is reasonably certain that we will exercise those options, we include them in our measurement of lease payments and lease terms. Substantially all of our leases are classified as operating leases.

We determine if an arrangement is or contains a lease at contract inception. The contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining if a contract is or contains a lease, we apply judgment whether the contract provides the right to obtain substantially all of the economic benefits, the right to direct, or control the use of the identified asset throughout the period of use.

Operating lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date based on the present value of future lease payments over the lease term. In determining the present value of the future lease payments, we use our incremental borrowing rate as none of our leases provide an implicit rate. Our incremental borrowing rate is an assumed rate based on our credit rating, credit history, current economic environment, and the lease term. Operating lease ROU assets are further adjusted for any payments made, incentives received, and initial direct costs incurred prior to the commencement date.

Operating lease ROU assets are amortized on a straight-line basis over the lease term and recognized as lease expense within cost of revenue or operating expenses on our Consolidated Statements of Operations. Operating lease liabilities decrease by lease payments we make over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet. When we commit to a plan to abandon an operating lease at a future date, the amortization of the operating lease ROU asset and depreciation of the associated leasehold improvements are accelerated based on the revised useful life of the operating lease.

Some of our operating leases contain lease and non-lease components. Non-lease components primarily include fixed payments for common area maintenance and utilities. We elected to account for lease and non-lease components as a single lease component. Variable lease and non-lease components are recognized on our Consolidated Statements of Operations as incurred.

The components of lease expenses for the fiscal years ended March 31, 2024, 2023, and 2022 are as follows (in millions):

	Year Ended March 31,					
	2024		2023		2022	
Operating lease costs	$	80	$	138	$	98
Variable lease costs		31		22		21
Short-term lease costs		1		7		2
Total lease expense	$	112	$	167	$	121

During the fiscal year ended March 31, 2023, we recorded accelerated amortization of certain ROU Assets of $34 million within the operating lease costs and accelerated deprecation of property, plant and equipment for $10 million as part of our 2023 Restructuring Plan. See *Note 8 — Restructuring Activities* for additional information.

Supplemental cash and noncash information related to our operating leases for the fiscal years ended March 31, 2024, 2023, and 2022 are as follows (in millions):

	Year Ended March 31,					
	2024		2023		2022	
Cash paid for amounts included in the measurement of lease liability	$	74	$	97	$	97
ROU assets obtained in exchange for new lease obligations	$	37	$	97	$	150

Weighted average remaining lease term and discount rate at March 31, 2024 and 2023 are as follows:

	At March 31, 2024	At March 31, 2023
Lease term	7.1 years	7.5 years
Discount rate	3.6 %	3.3 %

Operating lease ROU assets and liabilities recorded on our Consolidated Balance Sheets as of March 31, 2024 and 2023 are as follows (in millions):

	As of March 31,				Balance Sheet Classification
	2024		2023		
Operating lease ROU assets	$	243	$	276	Other assets
Operating lease liabilities	$	66	$	66	Accrued and other current liabilities
Noncurrent operating lease liabilities		248		277	Other liabilities
Total operating lease liabilities	$	314	$	343	

Future minimum lease payments under operating leases as of March 31, 2024 were as follows (in millions):

Fiscal Years Ending March 31,		
2025	$	74
2026		61
2027		46
2028		37
2029		26
Thereafter		112
Total future lease payments		356
Less imputed interest		(42)
Total operating lease liabilities	$	314

In addition to the amounts included in the table above, as of March 31, 2024, we have entered into an office lease that has not yet commenced with aggregate future lease payments of approximately $98 million. This lease is expected to commence in fiscal year 2025, and will have a lease term of 12 years.

(14) COMMITMENTS AND CONTINGENCIES

Development, Celebrity, Professional Sports Organizations and Other Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers. In addition, we have certain celebrity, professional sports organizations and other content license contracts that contain minimum guarantee payments and marketing commitments to promote the games we publish that may not be dependent on any deliverables.

These developer and content license commitments represent the sum of the cash payments for flat fees, minimum guaranteed payments, and service payments. The majority of these commitments are conditional upon performance by the counterparty. These payments and any related marketing and development commitments are included in the table below.

The following table summarizes our minimum contractual obligations as of March 31, 2024 (in millions):

| | Total | | Fiscal Years Ending March 31, | | | | |
		2025	2026	2027	2028	2029	Thereafter
Unrecognized commitments							
Developer/licensor commitments	$ 1,948	$ 343	$ 473	$ 476	$ 216	$ 210	$ 230
Marketing commitments	1,364	247	276	280	199	111	251
Senior Notes interest	725	49	54	36	36	36	514
Operating lease imputed interest	42	10	8	6	5	4	9
Operating leases not yet commenced	98	6	8	8	8	8	60
Other purchase obligations	436	215	160	49	10	2	—
Total unrecognized commitments	4,613	870	979	855	474	371	1,064
Recognized commitments							
Senior Notes principal and interest	1,906	6	400	—	—	—	1,500
Operating leases	314	64	53	40	32	22	103
Transition Tax and other taxes	13	6	7	—	—	—	—
Total recognized commitments	2,233	76	460	40	32	22	1,603
Total Commitments	$ 6,846	$ 946	$ 1,439	$ 895	$ 506	$ 393	$ 2,667

The unrecognized amounts represented in the table above reflect our minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due as of March 31, 2024; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to the amounts included in the table above, in our Consolidated Balance Sheets as of March 31, 2024, we had a net liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $490 million, of which we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Legal Proceedings

We are subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements.

(15) STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Valuation Assumptions

We recognize compensation cost for stock-based awards to employees based on the awards' estimated grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest. We account for forfeitures as they occur.

The estimation of the fair value of market-based restricted stock units, stock options and Employee Stock Purchase Plan ("ESPP") purchase rights is affected by assumptions regarding subjective and complex variables. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. We estimate the fair value of our stock-based awards as follows:

- *Restricted Stock Units* and *Performance-Based Restricted Stock Units*. The fair value of restricted stock units and performance-based restricted stock units (other than market-based restricted stock units) is determined based on the quoted market price of our common stock on the date of grant.

- *Market-Based Restricted Stock Units*. Market-based restricted stock units consist of grants of performance-based restricted stock units to certain members of executive management that vest contingent upon the achievement of pre-determined market and service conditions (referred to herein as "market-based restricted stock units"). The fair value of our market-based restricted stock units is estimated using a Monte-Carlo simulation model. Key assumptions for the Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.

- *Stock Options and ESPP*. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan, as amended, respectively, is estimated using the Black-Scholes valuation model based on the multiple-award valuation method. Key assumptions of the Black-Scholes valuation model are the risk-free interest rate, expected volatility, expected term and expected dividends. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option. Expected volatility is based on a combination of historical stock price volatility and implied volatility of publicly-traded options on our common stock. An expected term is estimated based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.

There were an insignificant number of stock options granted during fiscal years 2024, 2023, and 2022.

The estimated assumptions used in the Black-Scholes valuation model to value our ESPP purchase rights were as follows:

| | ESPP Purchase Rights | | |
| | Year Ended March 31, | | |
	2024	**2023**	**2022**
Risk-free interest rate	5.0 - 5.5%	3.1 - 5.0%	0.1% - 1.1%
Expected volatility	19 - 24%	27 - 31%	25 - 30%
Weighted-average volatility	23%	29%	27%
Expected term	6 - 12 months	6 - 12 months	6 - 12 months
Expected dividends	0.8%	0.8 %	0.6 %

The assumptions used in the Monte-Carlo simulation model to value our market-based restricted stock units were as follows:

| | Year Ended March 31, | | |
	2024	**2023**	**2022**
Risk-free interest rate	4.4%	3.3 %	0.4%
Expected volatility	25 - 59%	33 - 56%	24 - 76%
Weighted-average volatility	39%	43%	40%
Expected dividends	None	None	None

Summary of Plans and Plan Activity

Equity Incentive Plans

We have equity awards outstanding under two incentive plans: our 2019 Equity Incentive Plan (the "2019 Equity Plan"), as amended, and our 2000 Equity Incentive Plan, as amended (the "2000 Equity Plan"). Our 2019 Equity Plan allows us to grant options to purchase our common stock and to grant restricted stock, restricted stock units and stock appreciation rights to our employees, officers, and directors, up to a maximum of 29.5 million shares, plus any shares authorized for grant or subject to awards under the 2000 Equity Plan that are not delivered to participants for any reason. Pursuant to the 2019 Equity Plan, incentive stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers, and directors, at not less than 100 percent of the fair market value on the date of grant.

Approximately 15.9 million options or 11.1 million restricted stock units were available for grant under our 2019 Equity Plan as of March 31, 2024.

Stock Options

Options granted under the 2019 Equity Plan and the 2000 Equity Plan generally expire ten years from the date of grant. All outstanding options were fully vested and exercisable as of March 31, 2024.

The following table summarizes our stock option activity for the fiscal year ended March 31, 2024:

	Options (in thousands)	Weighted-Average Exercise Prices		Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)	
Outstanding as of March 31, 2023	121	$	40.43			
Granted	3		131.04			
Exercised	(112)		40.49			
Forfeited, cancelled or expired	—		—			
Outstanding as of March 31, 2024	12	$	64.00	3.95	$	1
Vested and expected to vest	12	$	64.00	3.95	$	1
Exercisable as of March 31, 2024	12	$	64.00	3.95	$	1

The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price as of March 31, 2024, which would have been received by the option holders had all the option holders exercised their options as of that date. The total intrinsic values of stock options exercised during fiscal years 2024, 2023, and 2022 were $10 million, $15 million, and $8 million, respectively. We issue new common stock from our authorized shares upon the exercise of stock options.

Restricted Stock Units

We grant restricted stock units under our 2019 Equity Plan to employees worldwide. Restricted stock units are unfunded, unsecured rights to receive common stock upon the satisfaction of certain vesting criteria. Upon vesting, a number of shares of common stock equivalent to the number of restricted stock units are typically issued net of required tax withholding requirements, if any. Restricted stock units are subject to forfeiture and transfer restrictions. Vesting for restricted stock units is based on the holders' continued employment with us through each applicable vest date. If the vesting conditions are not met, unvested restricted stock units will be forfeited. Our restricted stock units generally vest over 35 months to four years.

Each restricted stock unit granted reduces the number of shares available for grant by 1.43 shares under our 2019 Equity Plan. The following table summarizes our restricted stock units activity, excluding performance-based and market-based restricted stock unit activity which is discussed below, for the fiscal year ended March 31, 2024:

	Restricted Stock Units (in thousands)		Weighted-Average Grant Date Fair Values
Outstanding as of March 31, 2023	7,502	$	128.54
Granted	4,798		129.30
Vested	(4,015)		129.71
Forfeited or cancelled	(805)		129.37
Outstanding as of March 31, 2024	7,480	$	128.31

The grant date fair value of restricted stock units is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of restricted stock units granted during fiscal years 2024, 2023, and 2022 were $129.30, $126.41, and $136.78, respectively. The fair values of restricted stock units that vested during fiscal years 2024, 2023, and 2022 were $519 million, $460 million, and $457 million, respectively.

Performance-Based Restricted Stock Units

Our performance-based restricted stock units vest upon the achievement of pre-determined performance-based milestones, including, but not limited to, management reporting milestones of net bookings and operating income metrics, as well as service conditions. If these performance-based milestones are not met but service conditions are met, the performance-based restricted stock units will not vest, in which case any compensation expense we have recognized to date will be reversed. Generally, the measurement periods of our performance-based restricted stock units are 3 years, with awards vesting after each annual measurement period or cliff-vesting after the completion of the total aggregate measurement period.

Each quarter, we update our assessment of the probability that the performance milestones will be achieved. We amortize the fair values of performance-based restricted stock units over the requisite service period. The performance-based restricted stock units contain threshold, target and maximum milestones for each performance-based milestone. The number of shares of common stock to be issued at vesting will range from zero to 200 percent of the target number of performance-based restricted stock units attributable to each performance-based milestone based on the company's performance as compared to these threshold, target and maximum performance-based milestones. Each performance-based milestone is weighted evenly and the number of shares that vest based on each performance-based milestone is independent from the other.

The following table summarizes our performance-based restricted stock unit activity, presented with the maximum number of shares that could potentially vest, for the fiscal year ended March 31, 2024:

	Performance-Based Restricted Stock Units (in thousands)		Weighted-Average Grant Date Fair Value
Outstanding as of March 31, 2023	557	$	130.03
Granted	682		128.66
Vested	(73)		127.98
Forfeited or cancelled	(330)		128.74
Outstanding as of March 31, 2024	836	$	129.60

The weighted-average grant date fair values of performance-based restricted stock units granted during fiscal years 2024, 2023, and 2022 were $128.66, $127.98, and $140.48 respectively. The fair values of performance-based restricted stock units that vested during fiscal years 2024, 2023, and 2022 were $11 million, $9 million, and $38 million respectively.

Market-Based Restricted Stock Units

Our market-based restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If these market conditions are not met but service conditions are met, the market-based restricted stock units will not vest; however, any compensation expense we have recognized to date will not be reversed. The number of shares of common stock to be issued at vesting will range from zero to 200 percent of the target number of market-based restricted stock units based on our total stockholder return ("TSR") relative to the performance of companies in the Nasdaq-100 Index for each measurement period, over a three-year period.

The following table summarizes our market-based restricted stock unit activity, presented with the maximum number of shares that could potentially vest, for the year ended March 31, 2024:

	Market-Based Restricted Stock Units (in thousands)		Weighted-Average Grant Date Fair Value
Outstanding as of March 31, 2023	822	$	149.98
Granted	143		152.92
Vested	(50)		125.62
Forfeited or cancelled	(561)		141.20
Outstanding as of March 31, 2024	354	$	168.53

The weighted-average grant date fair values of market-based restricted stock units granted during fiscal years 2024, 2023, and 2022 were $152.92, $176.70, and $170.44, respectively. The fair values of market-based restricted stock units that vested during fiscal years 2024, 2023, and 2022 were $4 million, $12 million, and $37 million, respectively.

ESPP

Pursuant to our ESPP, eligible employees may authorize payroll deductions of between 2 percent and 10 percent of their compensation to purchase shares of common stock at 85 percent of the lower of the market price of our common stock on the date of commencement of the applicable offering period or on the last day of each six-month purchase period.

The following table summarizes our ESPP activity for fiscal years ended March 31, 2024, 2023, and 2022:

	Shares Issued (in millions)	Exercise Prices for Purchase Rights	Weighted-Average Fair Values of Purchase Rights
Fiscal Year 2022	0.6	$113.39 - $118.14	$ 35.94
Fiscal Year 2023	0.7	$96.34 - $111.86	$ 33.91
Fiscal Year 2024	0.8	$94.96 - $102.58	$ 30.82

The fair values were estimated on the date of grant using the Black-Scholes valuation model. We issue new common stock out of the ESPP's pool of authorized shares. As of March 31, 2024, 2.8 million shares were available for grant under our ESPP.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense resulting from stock options, restricted stock units, market-based restricted stock units, performance-based restricted stock units, and the ESPP purchase rights included in our Consolidated Statements of Operations (in millions):

	Year Ended March 31,					
	2024		**2023**		**2022**	
Cost of revenue	$	8	$	7	$	6
Research and development		418		367		356
Marketing and sales		52		59		54
General and administrative		106		115		112
Stock-based compensation expense	$	584	$	548	$	528

During the fiscal years ended March 31, 2024, 2023, and 2022, we recognized $79 million, $72 million, and $68 million, respectively, of deferred income tax benefit related to our stock-based compensation expense.

As of March 31, 2024, our total unrecognized compensation cost related to stock options, restricted stock units, market-based restricted stock units, and performance-based restricted stock units was $734 million and is expected to be recognized over a weighted-average service period of 1.7 years. Of the $734 million of unrecognized compensation cost, $710 million relates to restricted stock units, $12 million relates to market-based restricted stock units, and $12 million relates to performance-based restricted stock units.

Deferred Compensation Plan

We have a Deferred Compensation Plan ("DCP") for the benefit of a select group of management or highly compensated employees and directors, which is unfunded and intended to be a plan that is not qualified within the meaning of section 401(a) of the Internal Revenue Code. The DCP permits the deferral of the annual base salary and/or director cash compensation up to a maximum amount. The deferrals are held in a separate trust, which has been established by us to administer the DCP. The trust is a grantor trust and the specific terms of the trust agreement provide that the assets of the trust are available to satisfy the claims of general creditors in the event of our insolvency. The assets held by the trust are classified as trading securities and are held at fair value on our Consolidated Balance Sheets. The assets and liabilities of the DCP are presented in other assets and other liabilities on our Consolidated Balance Sheets, respectively, with changes in the fair value of the assets and in the deferred compensation liability recognized as compensation expense. The estimated fair value of the assets was $30 million and $23 million as of March 31, 2024 and 2023, respectively. As of March 31, 2024 and 2023, $31 million and $24 million were recorded, respectively, to recognize undistributed deferred compensation due to employees.

401(k) Plan, Registered Retirement Savings Plan and ITP Plan

We have a 401(k) plan covering substantially all of our U.S. employees, a Registered Retirement Savings Plan covering substantially all of our Canadian employees, and an ITP pension plan covering substantially all our Swedish employees. These plans may permit us to make discretionary contributions to employees' accounts based on our financial performance. We contributed an aggregate of $39 million, $42 million, and $41 million to these plans in fiscal years 2024, 2023, and 2022, respectively.

Stock Repurchase Program

In November 2020, our Board of Directors authorized a program to repurchase up to $2.6 billion of our common stock. We completed repurchases under the November 2020 program in October 2022.

In August 2022, our Board of Directors authorized a program to repurchase up to $2.6 billion of our common stock. This program was terminated on May 8, 2024 and was superseded and replaced by a new stock repurchase program approved in May 2024.

In May 2024, the Company's Audit Committee, upon delegation from the Company's Board of Directors, authorized a new program to repurchase up to $5.0 billion of our common stock. This program supersedes and replaces the August 2022 program and expires on May 9, 2027. Under this program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase a specific number of shares of our common stock under this program and it may be modified, suspended or discontinued at any time. We are actively repurchasing shares under this program.

The following table summarizes total shares repurchased during fiscal years 2024, 2023, and 2022:

(In millions)	November 2020 Program		August 2022 Program		Total	
	Shares	Amount	Shares	Amount[a]	Shares	Amount
Fiscal Year 2022	9.5	$ 1,300	—	$ —	9.5	$ 1,300
Fiscal Year 2023	5.1	$ 650	5.3	$ 645	10.4	$ 1,295
Fiscal Year 2024	—	$ —	10.0	$ 1,300	10.0	$ 1,300

[a]Amount excludes excise taxes. Accrued excise taxes are included in accrued and other current liabilities and additional paid-in capital on the Consolidated Balance Sheets.

(16) INTEREST AND OTHER INCOME (EXPENSE), NET

Interest and other income (expense), net, for the fiscal years ended March 31, 2024, 2023, and 2022 consisted of (in millions):

	Year Ended March 31,					
	2024		2023		2022	
Interest expense	$	(58)	$	(58)	$	(58)
Interest income		126		49		4
Net gain (loss) on foreign currency transactions		(10)		31		(22)
Net gain (loss) on foreign currency forward contracts		12		(29)		21
Other income (expense), net		1		1		7
Interest and other income (expense), net	$	71	$	(6)	$	(48)

(17) EARNINGS PER SHARE

The following table summarizes the computations of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is computed as net income divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock units, market-based restricted stock units, performance-based restricted stock units, and ESPP purchase rights using the treasury stock method.

	Year Ended March 31,		
(In millions, except per share amounts)	2024	2023	2022
Net income	$ 1,273	$ 802	$ 789
Shares used to compute earnings per share:			
Weighted-average common stock outstanding — basic	270	277	284
Dilutive potential common shares related to stock award plans	2	1	2
Weighted-average common stock outstanding — diluted	272	278	286
Earnings per share:			
Basic	$ 4.71	$ 2.90	$ 2.78
Diluted	$ 4.68	$ 2.88	$ 2.76

Certain restricted stock units, market-based restricted stock units and performance-based restricted stock units were excluded from the treasury stock method computation of diluted shares as their inclusion would have had an antidilutive effect. For the fiscal year ended March 31, 2024, one million such shares were excluded, and for the fiscal years ended March 31, 2023 and 2022, two million and one million such shares were excluded, respectively.

(18) SEGMENT AND REVENUE INFORMATION

Our reporting segment is based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations. Our CODM currently reviews total company operating results to assess overall performance and allocate resources. As of March 31, 2024, we have only one reportable segment, which represents our only operating segment.

Information about our total net revenue by timing of recognition for the fiscal years ended March 31, 2024, 2023, and 2022 is presented below (in millions):

	Year Ended March 31,		
	2024	2023	2022
Net revenue by timing of recognition			
Revenue recognized at a point in time	$ 2,563	$ 2,389	$ 2,326
Revenue recognized over time	4,999	5,037	4,665
Net revenue	$ 7,562	$ 7,426	$ 6,991

Generally, performance obligations that are recognized upfront upon transfer of control are classified as revenue recognized at a point in time, while performance obligations that are recognized over either the estimated offering period, contractual term or subscription period as the services are provided are classified as revenue recognized over time.

Revenue recognized at a point in time includes revenue allocated to the software license performance obligation. This also includes a portion of revenue from the licensing of software to third-parties.

Revenue recognized over time includes service revenue allocated to the future update rights and the online hosting performance obligations. This also includes revenue recognized from third parties that publish games and services under a license to certain of our intellectual property assets and service revenue allocated to the future update rights from licensing of software to third-parties, online-hosted services such as our *Ultimate Team* game mode, and subscription services.

Information about our total net revenue by composition for the fiscal years ended March 31, 2024, 2023, and 2022 is presented below (in millions):

	Year Ended March 31,		
	2024	2023	2022
Net revenue by composition			
Full game downloads	$ 1,343	$ 1,262	$ 1,282
Packaged goods	672	675	711
Full game	2,015	1,937	1,993
Live services and other	5,547	5,489	4,998
Net revenue	$ 7,562	$ 7,426	$ 6,991

Full game net revenue includes full game downloads and packaged goods. Full game downloads primarily includes revenue from digital sales of full games on console, PC, and certain licensing revenue. Packaged goods primarily includes revenue from software that is sold physically through traditional channels such as brick and mortar retailers.

Live services and other net revenue primarily includes revenue from sales of extra content for console, PC, and mobile games, certain licensing revenue, subscriptions, and advertising.

Information about our total net revenue by platform for the fiscal years ended March 31, 2024, 2023, and 2022 is presented below (in millions):

		Year Ended March 31,				
		2024		2023		2022
Platform net revenue						
Console	$	4,632	$	4,443	$	4,400
PC and other		1,717		1,729		1,532
Mobile		1,213		1,254		1,059
Net revenue	$	7,562	$	7,426	$	6,991

Information about our operations in North America and internationally for the fiscal years ended March 31, 2024, 2023, and 2022 is presented below (in millions):

		Year Ended March 31,				
		2024		2023		2022
Net revenue from unaffiliated customers						
North America	$	3,001	$	3,151	$	3,039
International		4,561		4,275		3,952
Net revenue	$	7,562	$	7,426	$	6,991

		As of March 31,		
		2024		2023
Long-lived assets				
North America	$	420	$	445
International		158		104
Total	$	578	$	549

We attribute net revenue from external customers to individual countries based on the location of the legal entity that sells the products and/or services. Note that revenue attributed to the legal entity that makes the sale is often not the country where the consumer resides. For example, revenue generated by our Swiss legal entity includes digital revenue from consumers who reside outside of Switzerland, including consumers who reside outside of Europe. Revenue generated by our Swiss legal entity during fiscal years 2024, 2023, and 2022 represents $4,374 million, $4,085 million and $3,423 million or 58 percent, 55 percent and 49 percent of our total net revenue, respectively. Revenue generated in the United States represents over 99 percent of our total North America net revenue. There were no other countries with net revenue greater than 10 percent.

In fiscal year 2024, our direct sales to Sony and Microsoft represented approximately 37 percent and 16 percent of total net revenue, respectively. In fiscal year 2023, our direct sales to Sony and Microsoft represented approximately 32 percent and 16 percent of total net revenue, respectively. In fiscal year 2022, our direct sales to Sony and Microsoft represented approximately 33 percent and 16 percent of total net revenue, respectively.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Electronic Arts Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Electronic Arts Inc. and subsidiaries (the Company) as of March 30, 2024 and April 1, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended March 30, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of March 30, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 30, 2024 and April 1, 2023, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended March 30, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 30, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the estimated offering period

As discussed in Note 2 to the consolidated financial statements, revenue for transactions that include future update rights and/or online hosting performance obligations are subject to deferral and recognized over the Estimated Offering Period. Determining the Estimated Offering Period is inherently subjective because it is not an explicitly defined period. The Company's determination of the Estimated Offering Period considers the following factors:

- the average period of time customers are online
- for physical games sold at retail, the period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer
- known and expected online gameplay trends
- disclosed service periods for competitors' games.

The Company reported net revenue of $7,562 million for the year-ended March 30, 2024 and deferred net revenue of $1,958 million as of March 30, 2024.

We identified the assessment of the Estimated Offering Period as a critical audit matter. A high degree of audit effort and subjective and complex auditor judgment was required to evaluate the sufficiency of audit evidence obtained over the Estimated Offering Period, including whether historical experience and other qualitative factors, such as those described above, are indicative of the time period during which the Company's games and extra content are played by its customers.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the Estimated Offering Period, including controls over the factors noted above and the Company's review of the Estimated Offering Period concluded for use in recognizing revenue. We evaluated the model the Company used to develop the Estimated Offering Period against the accounting requirements and for potential management bias. We computed the average period of time customers are online as well as the period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer by using the Company's internal data. We compared the results of these computations against the periods used by the Company in its Estimated Offering Period model. We obtained disclosed service periods for competitors' games and compared them against the data used by the Company. We compared known and expected online gameplay trends used in the determination of the Estimated Offering Period to historical Company information and publicly available industry information. We performed a sensitivity analysis over the Company's Estimated Offering Period to assess the impact of potential changes in the Estimated Offering Period on revenue. We assessed the sufficiency of evidence obtained related to the Estimated Offering Period by evaluating the results of the procedures performed.

/s/ KPMG LLP

We have served as the Company's auditor since 1987.

Santa Clara, California
May 22, 2024

Item 9: *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A: *Controls and Procedures*

Definition and Limitations of Disclosure Controls

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recently completed fiscal year. In making its assessment, management used the criteria set forth in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective and provided a reasonable level of assurance.

KPMG LLP, our independent registered public accounting firm, has issued an auditors' report on the effectiveness of our internal control over financial reporting. That report appears on Page 77.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting identified in connection with our evaluation that occurred during the fiscal quarter ended March 31, 2024 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B: *Other Information*

Rule 10b5-1 Plans

During the three months ended March 31, 2024, none of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

Item 9C: *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not Applicable.

PART III

Item 10: *Directors, Executive Officers and Corporate Governance*

The information required by Item 10, other than the information regarding executive officers, which is included in Part I, Item 1 of this report, is incorporated herein by reference to the information to be included in our 2024 Proxy under the headings "Proxy Highlights", "Board of Directors and Corporate Governance," "Insider Trading, Anti-Hedging and Anti-Pledging Policies" and, as applicable, "Delinquent Section 16(a) Reports."

Item 11: *Executive Compensation*

The information required by Item 11 is incorporated herein by reference to the information to be included in the 2024 Proxy under the headings "Director Compensation", "Compensation Discussion & Analysis" and "Compensation Committee Interlocks and Insider Participation."

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 is incorporated herein by reference to the information to be included in the 2024 Proxy under the headings "Executive Compensation Tables" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13: *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is incorporated herein by reference to the information to be included in the 2024 Proxy under the headings "Director Independence", "Related Persons Transaction Policy", and, as applicable, "Related Person Transactions."

Item 14: *Principal Accountant Fees and Services*

The information required by Item 14 is incorporated herein by reference to the information to be included in Proposal 3 of the 2024 Proxy and under the heading "Audit Matters."

PART IV

Item 15: *Exhibits and Financial Statements*

(a) Documents filed as part of this report

1. Financial Statements: See <u>Index to Consolidated Financial Statements</u> under Item 8 on Page 33 of this report.

2. Financial Statement Schedules: The Financial Statement Schedules have been omitted because they are not applicable or are not required or are not present in material amounts or the information required to be set forth herein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits: The exhibits listed in the accompanying index to exhibits on Page 82 are filed or incorporated by reference as part of this report.

Item 16: *Form 10-K Summary*

None.

ELECTRONIC ARTS INC.

2024 FORM 10-K ANNUAL REPORT

EXHIBIT INDEX

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
3.01	Amended and Restated Certificate of Incorporation	8-K	000-17948	8/13/2021	
3.02	Certificate of Amendment to Amended and Restated Certificate of Incorporation	8-K	000-17948	8/15/2022	
3.03	Amended and Restated Bylaws	8-K	000-17948	8/15/2022	
4.01	Specimen Certificate of Registrant’s Common Stock	10-Q	000-17948	2/6/2018	
4.02	Description of Securities				X
4.03	Indenture, dated as of February 24, 2016 by and between Electronic Arts Inc. and U.S. Bank National Association, as Trustee	8-K	000-17948	2/24/2016	
4.04	First Supplemental Indenture, dated as of February 24, 2016, between Electronic Arts Inc. and U.S. Bank National Association, as Trustee	8-K	000-17948	2/24/2016	
4.05	Second Supplemental Indenture, dated as of February 11, 2021, between Electronic Arts Inc. and U.S. Bank National Association, as Trustee	8-K	000-17948	2/11/2021	
10.01*	Form of Indemnity Agreement with Directors	10-K	000-17948	6/4/2004	
10.02*	Electronic Arts Inc. Executive Bonus Plan	8-K	000-17948	5/25/2021	
10.03*	Electronic Arts Inc. Amended and Restated Change in Control Severance Plan	8-K	000-17948	11/19/2021	
10.04*	Electronic Arts Inc. Deferred Compensation Plan				X
10.05*	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated	10-K	000-17948	5/22/2009	
10.06*	EA Bonus Plan	8-K	000-17948	5/18/2018	
10.07*	Form of Performance-Based Restricted Stock Unit Agreement	10-K	000-17948	5/25/2022	
10.08*	Form of Performance-Based Restricted Stock Unit Agreement	10-K	000-17948	5/24/2023	
10.09*	Form of Performance-Based Restricted Stock Unit Agreement	8-K	000-17948	5/16/2024	
10.10*	2000 Equity Incentive Plan, as amended, and related documents	8-K	000-17948	8/1/2016	
10.11*	2000 Employee Stock Purchase Plan, as amended	10-Q	000-17948	2/8/2022	
10.12*	Form of Restricted Stock Unit Agreement				X
10.13*	Form of Restricted Stock Unit Agreement For Non-Employee Directors	10-K	000-17948	5/24/2023	
10.14*	Amended and Restated 2019 Equity Incentive Plan	8-K	000-17948	8/15/2022	
10.15*	Electronic Arts Inc. Executive Officer Cash Severance Policy	8-K	000-17948	9/1/2022	
10.16*	Offer Letter for Employment at Electronic Arts Inc. to Andrew Wilson, dated September 15, 2013	8-K	000-17948	9/17/2013	
10.17*	Offer Letter for Employment at Electronic Arts Inc. to Christopher Suh, dated January 14, 2022	8-K	000-17948	1/31/2022	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.18*	Offer Letter for Employment at Electronic Arts Inc. to Stuart Canfield, dated June 19, 2023	8-K	000-17948	6/20/2023	
10.19*	Offer Letter for Employment at Electronic Arts Inc. to Mala Singh, dated August 27, 2016	10-Q	000-17948	11/8/2016	
10.20**	Durango Publisher License Agreement, dated June 29, 2012, by and among Electronic Arts Inc., EA International (Studio & Publishing) Ltd., Microsoft Licensing, GP and Microsoft Corporation	10-K	000-17948	5/21/2014	
10.21**	Xbox Console Publisher License Agreement, dated as of September 30, 2020, between Microsoft Corporation, Electronic Arts Inc. and EA Swiss Sàrl	10-Q	000-17948	11/10/2020	
10.22**	Playstation Global Developer & Publisher Agreement, dated April 1, 2018, by and among Electronic Arts Inc., EA International (Studio & Publishing) Ltd., Sony Interactive Entertainment Inc., Sony Interactive Entertainment LLC, and Sony Interactive Entertainment Europe Ltd	10-Q	000-17948	8/8/2018	
10.23**	PlayStation 5 Amendment to the PlayStation Global Developer and Publisher Agreement, dated as of October 15, 2020, by and among Electronic Arts Inc., EA Swiss Sàrl, Sony Interactive Entertainment, Inc., Sony Interactive Entertainment LLC, and Sony Interactive Entertainment Europe Limited	10-Q	000-17948	11/10/2020	
10.24	Credit Agreement, dated March 22, 2023, by and among Electronic Arts Inc., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	000-17948	3/22/2023	
19.1	Electronic Arts Inc. Insider Trading Policy				X
21.1	Subsidiaries of the Registrant				X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm				X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
Additional exhibits furnished with this report:					
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
97	Electronic Arts Inc. Clawback Policy				X
101.INS†	Inline XBRL Instance Document				X
101.SCH†	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	The Cover Page Interactive Data File, formatted in Inline XBRL (included in Exhibit 101)				

*   Management contract or compensatory plan or arrangement.

**   Confidential portions of these documents have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ARTS INC.

By: /s/   Andrew Wilson
_____

Andrew Wilson

Chief Executive Officer

Date: May 22, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 22nd of May, 2024.

Name	Title
/s/ Andrew Wilson	Chief Executive Officer
Andrew Wilson	
/s/ Stuart Canfield	Executive Vice President and
Stuart Canfield	Chief Financial Officer
/s/ Eric Kelly	Senior Vice President and
Eric Kelly	Chief Accounting Officer
Directors:	
/s/ Andrew Wilson	Chair of the Board
Andrew Wilson	
/s/ Kofi A. Bruce	Director
Kofi A. Bruce	
/s/ Rachel A. Gonzalez	Director
Rachel A. Gonzalez	
/s/ Jeffrey T. Huber	Director
Jeffrey T. Huber	
/s/ Talbott Roche	Director
Talbott Roche	
/s/ Richard A. Simonson	Director
Richard A. Simonson	
/s/ Luis A. Ubiñas	Director
Luis A. Ubiñas	
/s/ Heidi Ueberroth	Director
Heidi Ueberroth	



Electronic Arts

To learn more visit

https://ir.ea.com

